

Pinnacle Entertainment, Inc. Annual Report 2007

The Art of Crafting a Company

We're focused on a single goal: To build a highly successful gaming company.

AMOUNTS IN MILLIONS	2005	2006	2007
TOTAL REVENUES*	$668.5	$912.4	$923.7
CONSOLIDATED ADJUSTED EBITDA**	$117.6	$202.5	$169.1
OPERATING INCOME*	$32.3	$95.9	$14.5
CASH FLOW FROM OPERATIONS	$61.7	$206.5	$153.4
CASH AND EQUIVALENTS	$156.5	$216.7	$197.3
TOTAL ASSETS	$1,244.9	$1,737.8	$2,193.5
STOCKHOLDERS' EQUITY	$427.8	$694.6	$1,052.4
SHARES OUTSTANDING	41.0	48.2	59.9

Total Revenues*
Dollars in Millions


$1000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
2003
2004
2005
2006
2007

Consolidated Adjusted EBITDA**
Dollars in Millions


$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
2003
2004
2005
2006
2007

* EXCLUDING DISCONTINUED OPERATIONS. ** BEFORE NON-ROUTINE ITEMS AND EXCLUDING DISCONTINUED OPERATIONS. PLEASE SEE THE ENDNOTE TO THE FINANCIAL OVERVIEW SECTION FOR A DEFINITION OF CONSOLIDATED ADJUSTED EBITDA AND A RECONCILIATION TO GAAP MEASURES.

Think before you do.



The mind needs to see before the eye





DANIEL R. LEE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

DEAR FELLOW SHAREHOLDERS:

From art to architecture, every creative endeavor demands craftsmanship.

Companies are no different. At Pinnacle Entertainment, we've spent 2007 refining the lines of our current business, polishing and unveiling new works, and roughing the outlines of future projects from raw materials. All of our efforts, discipline and skill remain focused on a single goal: to build a highly successful gaming company that produces superior shareholder returns.

We made significant progress in the past year. Our most exciting new creation, of course, is Lumière Place in downtown St. Louis. This gaming entertainment district is the biggest project in our history, and is also among the most ambitious gaming resorts built outside of Las Vegas and Atlantic City, New Jersey. Lumière Place's warm, expansive casino floor combines with the Four Seasons Hotel St. Louis and HoteLumière, signature restaurants and fanciful lounges to create a striking and stimulating environment. We invite you to experience all that Lumière Place has to offer on your next visit to the Midwest.

In Lake Charles, Louisiana, we added a new hotel tower and additional retail space to L'Auberge du Lac. We're confident that this $67 million investment will generate strong returns, as L'Auberge du Lac itself has. In fact, L'Auberge du Lac had an excellent year despite the construction.

Belterra also had a good year, especially given the new competition from a casino in French Lick, Indiana. We added new retail stores in the fall and refurbished many of the high-end suites with a clean, contemporary look.

Boomtown New Orleans did well, especially considering the newly rebuilt competition that has come online in the Gulf Region following the 2005 hurricanes. Boomtown Bossier City and Boomtown Reno both reported lower results that reflect the ongoing regional competition. Internationally, our main Neuquén property in Argentina performed solidly; we just added a small first-class hotel at this property.

These properties form the base of our company. They allow us to shape our current projects and imagine the future. They enable us to make the most of today's opportunities and to weather business cycles, natural disasters and other vagaries.

Refining rough edges is what we do best.







WE'RE BUILDING A NATIONAL NETWORK of gaming resorts. To that end, we reinvest regularly at our existing properties. We also continue to build marketing prowess from within, using technology to drive key marketing initiatives, including our recently introduced **mychoice** players' reward program.

This past year also brought great progress in our development pipeline. We're under construction on River City in St. Louis County, which is expected to open in mid-2009, pending regulatory approval. We also expect to begin construction on Sugarcane Bay in Lake Charles within a few months, not far from our newly expanded L'Auberge du Lac resort.

Among our major accomplishments in the past year was winning the various approvals and a local-option election for The Casino at Riviére, our planned new casino hotel in Baton Rouge, Louisiana. We believe we can bring a new level of gaming entertainment to the city and generate solid returns on our initial investment of $250 million. We are also on the short list of candidates to build a major new gaming resort in Kansas City, Kansas, a market we believe has great potential.



In Atlantic City, New Jersey, Pinnacle made headlines around the world with our spectacular implosion of the former Sands property in October. But the hard work continues. A project of this scale demands huge amounts of thought, time and capital. We're continuing to design our Boardwalk resort, but we have the discipline to ensure that we will finance and build it with an eye to profitable long-term investment.

In 2007, our finance team strengthened our balance sheet significantly. In January 2007, we raised net proceeds of approximately $353 million in a public equity offering. In addition, we received $379 million in net proceeds from the issuance of 7.50% senior subordinated notes, a portion of which was used to refinance and extend a portion of our debt capital. We have also received payments totaling approximately $141.8 million from our insurers related to our former Biloxi property, including the recent settlement payment of approximately $36.8 million from one of the three remaining insurance carriers. In addition, we judiciously expanded the Pinnacle family during 2007, adding people with the expertise and motivation to further advance the company.

Of all of the materials we use to create a growing company, there's no doubt that money is among the most important. Without it, our plans are nothing but paper, wood and steel.

Given the scope of our projects and our goal of creating lasting shareholder value, our time horizon stretches well into the future.

However, the financial markets tend to cycle much more dramatically. For the past several years, credit was readily and cheaply available for all kinds of borrowers. In that froth, companies could obtain financing for projects that didn't make much economic sense.

Inevitably, reality sets in. Poorly conceived projects fail or can't service their debt. Banks and lenders worry about their existing loans, and become very cautious about underwriting new ones. Consumer confidence begins to wane.

The current disruption in the credit markets has clearly affected our industry and our company. Our stock has declined significantly over the past year. It is scant comfort to our investors that our stock has declined less than that of many of our industry peers. Yet, it's a cycle we've seen before in the casino business. Although gaming revenues in past economic downturns have been quite resilient, the industry has expanded and matured substantially in the past few decades. Also, gaming-industry leverage has risen sharply, both from construction of new projects and from leveraged buyouts and other acquisitions.

As a result, Wall Street has turned cautious on gaming stocks. Like you, we're disappointed with where our stock has been trading. We believe that our regional casinos still offer a good entertainment value and a fun vacation option for consumers. We believe today's markets are undervaluing the strength of our properties, our sound cash-flow generation and our promising new projects.

We could hide under our desks, but we're not. We're redoubling our efforts to build revenues. We're also watching our costs and expenses, which is always an important part of running a quality company.

A strong foundation supports many possibilities.



As for our growth pipeline, it's a matter of weighing potential long-term returns against the long-term cost of capital. There's no question that the tight credit markets create some challenges in financing some of our newer projects.

Fortunately, our new projects are spaced out over several years, which helps to manage our cost of capital. The cash outlays for the design phase and early construction phase are relatively minor when compared to the later phases of construction. We generate substantial operating cash flows, and have substantial resources and access to borrowing under our current credit facilities. We are controlling our construction commitments and watching markets very carefully, intending to avoid having to raise capital in difficult market conditions.

Today's capital is far more expensive and less available than in the past. If interest rates for corporate borrowers such as Pinnacle don't improve, it may be in the best interests of our shareholders to delay some projects until the markets recover.

In the meantime, we remain focused on our craft. We've built a gaming entertainment company that you can be proud of—one that offers quality casinos, pays fair wages and benefits, creates opportunities for advancement and gives back to its communities. If we give our best to our customers, they will take care of our business. Eventually, Wall Street will again recognize the value we're creating.

Thank you for being an integral part of Pinnacle Entertainment. We appreciate your confidence in us.

Sincerely,

Daniel R. Lee
Chairman and Chief Executive Officer
March 14, 2008

Lumière Place





THE LUMIÈRE PLACE CASINO lit up the St. Louis skyline on December 19, 2007. As the largest project in Pinnacle's history, Lumière Place brings a new level of excitement to downtown St. Louis. The property's dramatic light box rises nearly 300 feet into the skyline, adding a dramatic counterpoint to the famed Gateway Arch.

The casino, the heart of the Lumière Place entertainment district, includes 75,000 square feet of round-the-clock gaming energy. The sleek single-level gaming floor offers 2,000 slot machines and more than 45 table games, as well as a dedicated poker room. A hidden VIP lounge offers select casino customers a posh place to unwind. Boutique retail stores tempt passing shoppers.

The complex boasts seven restaurants, including SLeeK, a steakhouse and after-hours ultralounge by celebrity chef Hubert Keller. Burger Bar St. Louis, the ultimate burger experience, also features Chef Keller's unique touch. Asia, The Kitchen Buffet & Bistro, Peet's Coffee and Tea,™ the Aqua piano bar and *globar* offer guests food and drink ranging from simple to sizzling.

Since the casino made its debut in December, the Four Seasons Hotel and HoteLumière opened their doors in first quarter of 2008. The Four Seasons offers 200 luxury guestrooms, a spectacular spa, health club and other five-star amenities. HoteLumière offers 294 all-suite guestrooms with clean, modern lines and elegant comfort. Suites feature such high-tech touches as plasma-screen TVs and iPod docking stations. A skywalk links HoteLumière to the main entertainment complex. The Admiral Riverboat Casino, a longtime St. Louis landmark, rounds out the Lumière Place experience.


CASINO







L'Auberge du Lac

L'AUBERGE DU LAC HAS EXPANDED on its success in Lake Charles, Louisiana. A newly opened hotel tower offers 252 additional guestrooms, including 10 luxury garden suites with private terraces and butler service. The Shops at L'Auberge, the culmination of our $67 million expansion, more than doubles the existing retail space.

L'Auberge du Lac now offers approximately 1,000 guestrooms, making it one of the region's largest hotels. The resort draws visitors from Houston, Austin and San Antonio, as well as locals looking for gaming action in a casually elegant environment. Its championship golf course, full-service spa, eclectic restaurants and lounges, along with the popular pool complex, continue to win accolades from guests and regional publications alike. For casino excitement and Texas Hill Country ambiance, L'Auberge du Lac sets the standard.




blush



Belterra



[illegible] brings a touch of resort glamour to southern Indiana. Located midway between Cincinnati and Louisville, Belterra attracts guests from a 300-mile radius, which includes Indianapolis.

Belterra draws discriminating guests with its spacious casino, 608-guestroom hotel, six restaurants, championship golf course and other upscale amenities. The entertainment showroom, meeting space, inviting pool area and spa add to the experience, making Belterra perfect for business and social events as well as for a weekend gaming getaway.



In 2007, we added five retail shops, delighting dedicated shoppers with everything from couture to souvenirs. We also refurbished 11 of our high-end suites, bringing new elegance and exclusivity to the Belterra experience. From dining to gaming, Belterra's amenities make it easy to love...and hard to leave.


Belterra

Boomtown New Orleans





BOOMTOWN NEW ORLEANS remains as resilient and vibrant as the Big Easy itself. As the only casino located in the city's burgeoning West Bank neighborhood, Boomtown New Orleans draws locals with its comfortable charm.



Located across the Mississippi River from downtown New Orleans, Boomtown features a dockside riverboat casino, three restaurants, a 350-seat nightclub, meeting space and ample parking. We intend to replace the existing three-level riverboat casino with a large single-deck casino boat, which will offer guests a spacious, handsome gaming environment. We also continue to work on plans for a 200-guestroom hotel, which would bring the first guestrooms to the property.

Since its opening in 1994, Boomtown New Orleans has been the place to be when the good times roll.

owns


BOOMTOWN



Boomtown
Bossier City

BOOMTOWN BOSSIER CITY features a regional hotel built around a dockside riverboat casino. The Bossier City/Shreveport market attracts guests from the Dallas-Ft. Worth metropolitan area, as well as locals. More than 9.2 million people live within a 200-mile radius of Boomtown Bossier City.

The property features a full casino, a hotel with 188 guestrooms and suites, restaurants, live entertainment, meeting space and ample parking. It's everything guests need for their own personal getaway.



Boomtown Reno





FOR MORE THAN 40 YEARS, Boomtown Reno has been a favorite of locals, truckers and visitors from Northern California. Boomtown Reno enjoys a highly visible location just off of Interstate 80, one of the nation's busiest highways. Boomtown Reno's western theme and casual atmosphere enhance the 24-hour casino action.


BOOMTOWN

In November 2007, Cabela's® Inc. opened one of its branded sporting-goods stores next to the property. We closed Boomtown Reno's truckstop in mid-2007 to facilitate the Cabela's opening. We continue to study ways to maximize the value of our 490 developable acres, including the possibility of building a new satellite casino and travel plaza on the site.

Boomtown Reno offers 318 guestrooms, which we plan to refurbish in 2008, as well as three restaurants, an amusement center and approximately 1,300 parking spaces. The property also features a gas station and minimart and a 197-space recreational vehicle park.


CASINO MAGIC

Casino Magic Argentina

CASINO MAGIC ARGENTINA consists of one large and several small casinos in the Patagonia region of Argentina. Our main Casino Magic Argentina property opened in the city of Neuquén in July 2005, and has performed well. We have just opened a first-class, 32-guestroom hotel adjoining the main casino, enhancing the existing casino, lounges and entertainment venue.



The Casino at Emerald Bay

IN THE SUNNY BAHAMAS, The Casino at Emerald Bay adjoins the Four Seasons Resort at Emerald Bay on the beautiful island of Great Exuma. The boutique casino, which opened in 2006, is the first and only casino on the island, and offers resort guests an exciting option in this Caribbean paradise.



hoto courtesy of Four Seasons

New Develop



ments



Rivière,
Baton Rouge

BATON ROUGE WELCOMED our latest project with a decisive local referendum vote in February 2008. Rivière, which means "river" in French, will bring a true gaming entertainment destination to the Pelican State's fastest-growing city.

Rivière's first phase, which represents an estimated investment of $250 million, includes a modern single-deck riverboat casino with approximately 1,500 slot machines and 50 table games. An entertainment venue will host top-name talent, live music and other attractions, while a 100-guestroom hotel will offer an upscale respite from the casino excitement. An array of restaurants and lounges will offer diners a sweeping view of the Mississippi River. The project will be located on more than 550 acres that Pinnacle owns in East Baton Rouge Parish.

River City, St. Louis County


River City

IN SOUTH ST. LOUIS COUNTY, we're making progress on our River City development. River City is located at the confluence of the Mississippi River and the River des Peres in the community of Lemay, one of the St. Louis region's most densely populated areas.

The first phase of River City includes a gaming and multiuse complex, which represents an initial investment of $375 million. The casino will feature approximately 2,300 slots and 60 table games, along with several dining options. Phase One also includes a hatch shell performance stage and a new four-lane roadway connector from I-55 to the South Broadway corridor. River City's first phase is expected to open in the first half of 2009, pending approval from the Missouri Gaming Commission.

The second phase, which represents an additional investment of $75 million, will include a 100-guestroom hotel, as well as other amenities to be mutually agreed upon by Pinnacle and St. Louis County.



Sugarcane Bay

SUGARCANE BAY, located adjacent to our successful L'Auberge du Lac resort in Lake Charles, will offer guests the atmosphere of a posh island getaway. Sugarcane Bay will feature a state-of-the-art dockside casino with approximately 1,500 slot machines and 50 table games; an upscale 400-guestroom hotel; an enticing mix of restaurants; a full-service spa and other amenities.

Guests will see Sugarcane Bay and L'Auberge du Lac as sister resorts with different themes. From an operating perspective, however, the properties will enjoy economies of scale and many operating efficiencies from their back-of-the-house connection.





Atlantic City

IN A YEAR OF HIGH-PROFILE DEBUTS, the former Sands Casino Hotel went out in grand style in October 2007. The spectacular implosion marked the end of an era and the beginning of Pinnacle's new gaming destination resort along the world-famous Boardwalk.

We continue to work on the design of this project, which is expected to be substantially larger and more ambitious than any of our other properties. We've amassed a prime 22-acre site with ample frontage along the Boardwalk, Pacific Avenue and Brighton Park. Crafting a project of this magnitude takes time, and we expect construction to take an additional two to three years beyond our current design phase. Opening is expected no earlier than 2012, subject to various regulatory approvals.

A project of this scope demands commitment, flexibility and patience. We build for the long term, and we believe that Atlantic City will be a vital link in our national network of gaming resorts.





FROM L - R, CLIFF KORTMAN PRESIDENT, PINNACLE DESIGN & CONSTRUCTION • ALAIN UBOLDI CHIEF OPERATING OFFICER
WADE W. HUNDLEY PRESIDENT • JOHN A. GODFREY EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL & SECRETARY
STEPHEN H. CAPP EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER

OPERATING AND FINANCIAL RESULTS

Overall, 2007 was another solid year for Pinnacle. Buoyed in part by solid results at L'Auberge du Lac and Belterra and the opening of Lumière Place, revenues for the year rose to $923.7 million from $912.4 million in 2006. Boomtown New Orleans posted extraordinary results in late 2005 and most of 2006, while several major competitors were temporarily closed following Hurricanes Katrina and Rita. As a result, Consolidated Adjusted EBITDA* in 2007 was $169.1 million compared to $202.5 million in 2006.

Our largest contributor to this year's earnings was L'Auberge du Lac. After posting very good results in its first full year of operations, L'Auberge du Lac once again performed strongly in 2007. Adjusted EBITDA for the year was a record $75.2 million versus $72.4 million in 2006. Hotel occupancy for the year increased to 92.4% from 92.2% in 2006. Responding to consumer demand, we recently opened a $67 million expansion, which included a new tower featuring approximately 250 guestrooms (including 29 suites), additional retail outlets, an expanded pool area, and a new VIP lounge. The new rooms and amenities should further cement L'Auberge du Lac's reputation as the leading casino resort in Louisiana.


Revenues by Property
Dollars in Millions
2005
2006
2007
$350
$300
$250
$200
$150
$100
$50
$0
L'Auberge du Lac
Boomtown New Orleans
Belterra Casino Resort
Boomtown Bossier City
Lumière Place - St. Louis**
Boomtown Reno
International

* See the endnote to this Financial Overview section for a reconciliation of Consolidated Adjusted EBITDA to GAAP measures.
** Lumière Place - St. Louis also includes HoteLumière (the former Embassy Suites) and The Admiral Riverboat Casino.

After the hurricanes of 2005, Boomtown New Orleans was the first casino in the area to reopen. During the period that Boomtown's major competitors remained closed, our property performed extraordinarily well. Revenues and Adjusted EBITDA rose 40.8% and 57.4%, respectively, in 2006 versus 2005. Our principal competitors in the region reopened gradually during 2006, making 2007 comparisons difficult. While Adjusted EBITDA was $54.2 million in 2007 versus $81.0 million in 2006, the property continues to perform favorably versus pre-hurricane periods. In 2003 and 2004, for example, Adjusted EBITDA was $29.3 million and $32.2 million, respectively.

Our Belterra Casino Resort achieved increases in revenues and Adjusted EBITDA in 2007, despite the opening of a competing casino approximately 100 miles away. Revenues increased to $177.9 million from $172.7 million in the prior-year period. Adjusted EBITDA rose 5.3% to $39.3 million from $37.3 million in 2006, nearly matching record annual results for the property.

Similar to Boomtown New Orleans, Boomtown Bossier City temporarily benefited from reduced regional competition in 2006, as well as a temporary population influx after the hurricanes of 2005. Revenues and Adjusted EBITDA were $89.7 million and $17.9 million, respectively, in 2007, compared to $96.3 million and $23.0 million, respectively, in 2006.

In downtown St. Louis, we opened the Lumière Place Casino in December 2007, followed by the opening of the hotels and related amenities in the first quarter of 2008. The complex includes a large single-level casino, a new 200-guestroom Four Seasons Hotel, the 294-guestroom HoteLumière (the former Embassy Suites that was extensively refurbished) and The Admiral Riverboat Casino. Our plan is to initially focus on building brand awareness and the customer database at Lumière Place, similar to the opening plan for our successful L'Auberge du Lac resort in Lake Charles. Customer reaction to Lumière Place thus far has been positive and visitation has been solid, with more than half a million patrons visiting our new Lumière Place casino in its first 10 weeks of operations.

Boomtown Reno closed its truck stop late in the second quarter of 2007 to facilitate the opening of the neighboring Cabela's Inc. branded sporting-goods store, which opened in November 2007. The parking for Cabela's utilizes the former truck stop location. Primarily due to the closure of the truck stop, Boomtown Reno's revenues and Adjusted EBITDA declined in 2007 to $67.2 million and $3.5 million, respectively, compared to $87.1 million and $6.8 million, respectively, in 2006. We have made certain management changes and staffing adjustments in recent months, and we plan to refurbish the guestrooms and portions of the casino during 2008.

Our International segment, which consists of several casinos in Argentina and a boutique casino in The Bahamas, generated solid growth in 2007. Revenues rose 37.0% for the year to $39.2 million, and Adjusted EBITDA increased 39.2% to $12.7 million. We recently opened a small, first-class hotel adjoining our principal Casino Magic Argentina property, in the city of Neuquén. The city of Neuquén, which is the energy capital of Argentina, needed a luxury hotel. In addition, under our agreement with the Province, construction of the hotel should extend our exclusivity rights to 2021 from 2016.

Financial Overview

CAPITAL STRUCTURE & LIQUIDITY

Similar to past years, we continued to align our balance sheet with our growth plans in 2007. In January 2007, we raised approximately $353 million in net equity proceeds in support of our robust growth pipeline. Much of this capital was principally related to our purchase in late 2006 of a casino site in Atlantic City.

We followed that equity issuance by reaching out to the debt markets in June 2007, issuing $385 million in aggregate principal amount of 7.50% senior subordinated notes due 2015. Net proceeds to the Company were approximately $379 million, most of which we used to retire $275 million of our outstanding term loan under our credit facility and to purchase $25 million in aggregate principal amount of our 8.25% senior subordinated notes due 2012. The remaining net proceeds were used for general corporate purposes and to help fund our growth projects.

We also continued to pursue our insurance claims for the damages and losses that we sustained after Hurricanes Katrina and Rita. We have received approximately $142 million as of this writing, including approximately $37 million received in March 2008. We continue to pursue litigation with two insurance carriers responsible for our remaining claim. Our remaining claim is in excess of $150 million.

All of this capital activity helped us maintain a healthy cash balance at year-end, despite large cash outflows in 2007 for the construction of Lumière Place and the hotel expansion at L'Auberge du Lac. At December 31, 2007, we had approximately $197 million in cash and cash equivalents.

We also maintain additional liquidity under our $625 million revolving credit facility. At year-end, approximately $71 million was utilized, including $50 million borrowed in late 2007 and $21.2 million of letters of credit issued. Utilization of the credit facility is currently restricted to $350 million by the indenture governing our 8.75% senior subordinated notes, which become callable in October 2008.

At December 31, 2007, the other elements of our debt structure included (in principal amounts outstanding) the $385 million of 7.50% senior subordinated notes due 2015 mentioned above, the $275 million of 8.25% senior subordinated notes due 2012, and the $135 million of 8.75% senior subordinated notes due 2013.



THE CAPITAL MARKETS

As of the time of this writing, the debt markets are in disarray. According to a major investment bank, our 7.50% senior subordinated notes issued less than a year ago are currently trading at approximately 75% of their face value. These trading levels imply a yield of approximately 13%, a significant change in interest rates versus our mid-2007 levels of 7.75%. Thus, any new bonds issued by us today would likely have a significantly higher interest rate.

We do not believe that this price decline reflects anything happening within our company. For example, our bond ratings were increased in mid-2007 to B3 from Caa1 by Moody's and have remained stable since. However, issues in the subprime and other credit markets have caused a general aversion to risk of any kind. U.S. Treasuries have traded up to yield less than inflation, while yields demanded for single-B credits have increased. Within the relatively small gaming industry, there were several large leveraged buyouts. The need to raise debt to complete these transactions swamped the potential demand for gaming debt. As a result, the cost to borrow increased dramatically for all casino companies, including Pinnacle.

The good news is that we don't have to access the capital markets today. We are planning our capital expenditures to stay within our existing resources as long as possible. In order to fully execute our development pipeline, we will need to raise more money eventually. However, if the credit markets do not improve, it may be in our shareholders' best interests to temporarily delay some of our construction projects. We will continue to closely watch the capital markets and will use our financial discipline to determine the appropriate time to build.

We also have no significant debt maturing until our revolver matures in December 2010, allowing us to track the capital markets for issuance opportunities along the way. The first maturity date for our bond issues is 2012.

In the meantime, our balance sheet is on solid footing, both compared to historical levels and especially compared to many of our competitors. For example, at December 31, 2007, our ratio of debt to Consolidated Adjusted EBITDA, a common measure of financial strength, was approximately five times. Our Consolidated Adjusted EBITDA for 2007, computed as described in the endnote to this financial overview, was over twice our cash interest expense during the year. Even so, both ratios are understated as to the company's strength. The 2007 debt levels include much of the capital expenditures from Lumière Place and the purchase of the casino site in Atlantic City, but little or no earnings from either project. By maintaining flexibility around our development projects, we can also help ensure that our balance sheet remains solid if the credit markets remain unfavorable for longer than we expect.

Adjusted EBITDA by Property
Dollars in Millions



2005
2006
2007
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
L'Auberge du Lac
Boomtown New Orleans
Belterra Casino Resort
Boomtown Bossier City
Lumière Place - St. Louis**
Boomtown Reno
International

* See the endnote to this Financial Overview section for a reconciliation of Consolidated Adjusted EBITDA to GAAP measures.
** Lumière Place - St. Louis also includes HoteLumière (the former Embassy Suites) and The Admiral Riverboat Casino.

RECONCILIATION TO GAAP MEASURES

We use Consolidated Adjusted EBITDA as a helpful measure of our performance at the property and corporate levels and as one of several tools to help evaluate our ability to service debt. We define Consolidated Adjusted EBITDA as earnings before interest income and expense, income taxes, depreciation, amortization, pre-opening and development expenses, non-cash share-based compensation, asset impairment costs and write-downs, merger termination proceeds, corporate-level litigation settlement costs, gain (loss) on sale of certain assets, loss on early extinguishment of debt, gain (loss) on sale of equity security investments, minority interest and discontinued operations. The following is a reconciliation of Consolidated Adjusted EBITDA before non-routine items to net income (loss).

Consolidated Adjusted EBITDA
(Dollars in Millions)

	2005	2006	2007
L'Auberge du Lac	$11.3	$72.4	$75.2
Boomtown New Orleans	$51.4	$81.0	$54.2
Belterra Casino Resort	$39.6	$37.3	$39.3
Boomtown Bossier City	$19.6	$23.0	$17.9
Lumière Place-St. Louis	$0.8	$2.1	$6.1
Boomtown Reno	$10.4	$6.8	$3.5
International	$7.8	$9.2	$12.7
Corporate Expenses	($23.2)	($29.2)	($39.8)
—	—	—	—
Consolidated Adjusted EBITDA	$117.6	$202.5	$169.1

Reconciliation from Net Income (Loss) to Consolidated Adjusted EBITDA
(Dollars in Millions)

	2005	2006	2007
Net Income (Loss)	$6.1	$76.9	($1.4)
Cumulative Effect of Accounting Change, Net of Taxes	$0.0	$0.0	$0.0
(Income) Loss from Discontinued Operations, Net of Taxes	($6.2)	($15.0)	$0.0
Minority Interest	$0.0	($0.1)	$0.0
Income Tax Expense (Benefit)	($17.3)	$41.1	($0.5)
Merger Termination Proceeds, Net of Expenses	$0.0	($44.7)	$0.0
Other Non-Operating Income	($3.7)	($16.0)	($15.5)
Loss on Early Extinguishment of Debt	$3.8	$0.0	$6.1
Interest Expense, Net of Capitalized Interest	$49.5	$53.7	$25.7
Gain on Sale of Assets, Net of Other Items	$0.0	$0.0	$0.0
Depreciation and Amortization	$55.7	$69.1	$81.0
Pre-Opening and Development Costs	$29.6	$29.8	$60.8
Non-Cash Share-Based Compensation	$0.0	$5.5	$8.4
Other Non-Routine Items	$0.0	$2.2	$4.5
—	—	—	—
Consolidated Adjusted EBITDA	$117.6	$202.5	$169.1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-13641

PINNACLE ENTERTAINMENT, INC.
(Exact name of registrant as specified in its charter)

Delaware	**95-3667491**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

3800 Howard Hughes Parkway
Las Vegas, Nevada 89169
(Address of principal executive offices) (Zip Code)

(702) 784-7777
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.10 par value per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.05 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "small reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was $1.67 billion based on a closing price of $28.15 per share of common stock. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of outstanding shares of the registrant's common stock as of the close of business on February 25, 2008 was 59,936,681.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive 2008 proxy statement, anticipated to be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year, are incorporated by reference into Part III of this Form 10-K.

PINNACLE ENTERTAINMENT, INC.

TABLE OF CONTENTS

PART I

Item 1. Business

Pinnacle Entertainment, Inc. ("Pinnacle") is a leading developer, owner and operator of casinos and related hospitality and entertainment facilities. Domestically, we currently operate six casino destinations, we have four other casino developments in various stages of planning and construction, and we are pursuing two other casino development opportunities. In addition, we have several small casino facilities in foreign markets.

Our long-term strategy is to maintain and improve each of our existing casinos; to build new resorts that produce returns above our cost of capital; and to develop the systems to tie all of our casinos together into a national gaming network. Hence, we are developing new, high-quality gaming properties in attractive gaming markets; we are maintaining and improving our existing properties with disciplined capital expenditures; we are developing a customer loyalty program designed to motivate customers to continue to patronize our casinos; and we may make strategic acquisitions at reasonable valuations, when and if available.

Highlights of 2007 and early 2008 include the following:

- A solid year of operating performance, particularly at our three highest-earning properties;
- The successful opening in December of Lumière Place in downtown St. Louis, Missouri. This was our largest and most ambitious investment to date;
- Completion of an approximately $67 million expansion project at L'Auberge du Lac, our most profitable casino location;
- Ongoing construction of our 32-guestroom hotel adjoining our casino in Neuquén, Argentina;
- Ongoing construction of our River City casino-hotel in south St. Louis County, which we expect to open in mid-2009;
- Continued planning and design of our casino resort in Atlantic City, including demolition of several buildings on our site;
- Approval by gaming and municipal authorities in 2007 and by voters in a local referendum in February 2008, permitting construction of our proposed casino-hotel in Baton Rouge, Louisiana;
- Becoming one of the several finalists for a proposed new gaming complex to be located in Kansas City, Kansas;
- Continuing development of the technology and infrastructure required to create a national customer-loyalty program; and
- Issuance of $353 million (net proceeds) of common stock to supplement our equity capital, and the issuance of $379 million (net proceeds) of 7.50% senior subordinated debt to refinance and extend a portion of our debt capital, both to help fund the Company's development pipeline.

Company Overview

The following is an overview of our properties and related segments as of December 31, 2007:

Locations	Principal Markets	Approximate Number of Slot Machines	Approximate Number of Table Games	Approximate Number of Hotel Rooms
Operating Properties:				
Domestic				
L'Auberge du Lac, LA(a)	Houston, Beaumont, San Antonio, Austin, Southwest Louisiana and local patrons	1,600	60	995(a)
Belterra Casino Resort, IN	Cincinnati and Louisville	1,705	55	608
Boomtown New Orleans, LA(b)	Local patrons	1,435	40	—
Boomtown Bossier City, LA	Dallas/Ft. Worth and local patrons	1,115	30	188
Lumière Place-St. Louis, MO				
Lumière Place Casino and Hotels(c)	Local patrons and regional tourists	2,000	60	495(c)
The Admiral Riverboat Casino	Local patrons and regional tourists	845	30	—
Boomtown Reno, NV(d)	Northern California, I-80 travelers and local patrons	945	25	318
International				
Casino Magic Argentina(e)	Local patrons and regional tourists	985	50	30(e)
The Casino at Emerald Bay, The Bahamas	International tourists	65	10	—
Operating Property Total		**10,695**	**360**	**2,634**
New Properties Under Development and/or Construction:				
River City, St. Louis, MO(f)	Local patrons and regional tourists	2,300	60	100
Sugarcane Bay, Lake Charles, LA(g)	Houston, Beaumont, San Antonio, Austin, Southwest Louisiana and local patrons	1,500	50	400
Rivière, Baton Rouge, LA(h)	Local patrons and regional tourists	1,500	50	100
Atlantic City, NJ	New York City, Philadelphia, Baltimore, Washington, D.C., Boston and Buffalo	Not Yet Determined(i)		
Potential Future Development Sites:				
Kansas City, KS(j)	Local patrons and regional tourists	Not Yet Determined		
Central City, CO(k)	Denver	Not Yet Determined		

(a) We opened 208 of the 252 new guestrooms at L'Auberge du Lac in December 2007. All of the guestrooms were available by the end of January 2008, bringing the total number of guestrooms to approximately 995.

(b) We have announced plans to build a hotel and replace our casino barge at Boomtown New Orleans, and are currently in the design phase of the process.

(c) We opened the Lumière Place Casino in December 2007. We opened the 200-guestroom Four Seasons Hotel St. Louis and the 294-guestroom HoteLumière (formerly the Embassy Suites Hotel, which has been extensively renovated) in early 2008.

(d) As of February 2008, we have reduced the number of slot machines at our Boomtown Reno property to approximately 650 slot machines.

(e) The data in the table represent the combined operations of the several casinos we operate in Argentina. We are in the process of constructing a 32-guestroom hotel that adjoins our casino in the city of Neuquén, which we plan to open in early 2008. For the year ended December 31, 2007, the Neuquén casino comprised approximately 87.9% of revenues of our Argentine operations.

(f) We expect River City to open in mid-2009, subject to, among other things, final approval of the Missouri Gaming Commission (the "MGC").

(g) We are underway with site preparation for our Sugarcane Bay casino-hotel. The project is subject to certain conditions and various approvals.

(h) On February 9, 2008, the voters of East Baton Rouge Parish approved our casino-resort to be built on real estate that we own or control. The project is subject to certain conditions and various other approvals.

(i) The specific attributes of our Atlantic City project have not yet been determined, but considering the size of the market and the site, location and cost of our site, this is expected to be significantly larger than any of our existing facilities.

(j) We are seeking a license for a new gaming entertainment complex to be located on land we have optioned in Kansas City, Kansas. We have one of several proposals for the one license expected to be issued in this jurisdiction.

(k) We own land and have an option to purchase additional land in Central City, Colorado.

Our Principal Properties

Our largest casino resort is **L'Auberge du Lac** in Lake Charles, Louisiana, which opened in May 2005. Lake Charles offers the closest full-scale casino-hotel facilities to Houston (the seventh-largest metropolitan statistical area in the United States), as well as the Austin and San Antonio metropolitan areas. Lake Charles is approximately 145 miles from Houston and approximately 300 miles and 335 miles from Austin and San Antonio, respectively.

L'Auberge du Lac offers approximately 995 guestrooms and suites, inclusive of our recent expansion. The expansion project, in which we invested approximately $67 million as of the year ended December 31, 2007, includes 252 additional guestrooms (10 of which are new private garden villas), additional retail shops, an expanded pool area and other amenities. The facility also offers several restaurants, approximately 28,000 square feet of meeting space, a championship golf course designed by Tom Fazio, and a full-service spa. Unlike most other riverboat casinos, all of the public areas at L'Auberge du Lac (except the parking garage), and in particular the casino, are situated entirely on one level. The casino is surrounded on three sides by the hotel tower and other guest amenities. The hotel at L'Auberge du Lac is the largest in Louisiana outside of New Orleans.

L'Auberge du Lac competes with other full-service regional and national casinos, including those in New Orleans, Louisiana, Biloxi, Mississippi, and Las Vegas, Nevada. It also competes with another casino-hotel in Lake Charles; a land-based Native American casino, which is approximately 43 miles east of Lake Charles; a racetrack slot operation located approximately 25 miles to the west; and numerous truck stops with slot machines in many parishes of Louisiana, some of which call themselves "casinos".

Our **Boomtown New Orleans** property is the only casino in the West Bank neighborhood, across the Mississippi River from downtown New Orleans. It currently features a dockside riverboat casino, two restaurants, a delicatessen, a 350-seat nightclub, 4,600 square feet of meeting space, an arcade and approximately 1,700 parking spaces. The property opened in 1994.

The West Bank generally did not flood as a result of the levee breaches that occurred in connection with the hurricanes in 2005 and has experienced substantial growth during the regional reconstruction. Responding to the growth within our community, we have been designing a 200-guestroom upscale hotel, the first guestrooms at this property, and other upgrades. We also plan to replace the three-level casino riverboat with a large single-deck casino boat, similar to the casino at L'Auberge du Lac. These projects are estimated to involve an investment of approximately $150 million.

Boomtown New Orleans competes with one other riverboat casino, a racetrack with slot machines, numerous truck stop casinos and a large land-based casino and entertainment facility in downtown New Orleans.

Our southern Indiana property, **Belterra Casino Resort ("Belterra")**, opened in October 2000, and is located along the Ohio River near Vevay, Indiana, approximately one hour from downtown Cincinnati, Ohio and 80 minutes from Louisville, Kentucky. Belterra is approximately two hours from Indianapolis, which is the third-largest market for Belterra. Management estimates that residents of the Indianapolis metropolitan area account for approximately 10% of Belterra's casino revenues and approximately 11% of the guests staying at Belterra's 608-guestroom hotel. The total population within 300 miles of Belterra is approximately 48 million.

Belterra attracts customers by offering amenities that are generally superior to those at competing regional properties, several of which are closer to the population centers than Belterra. Belterra features a large casino and a 608-guestroom hotel, six restaurants, 33,000 square feet of meeting and conference space, a 1,750-seat entertainment showroom, retail shops, a swimming pool, a championship golf course designed by Tom Fazio and a full-service spa. The resort provides approximately 2,000 parking spaces, most of which are in a multi-level parking structure.

Belterra currently competes with four dockside riverboats and a casino resort that opened in November 2006 in French Lick, Indiana, approximately 100 miles west of Belterra. In addition, two racetrack casinos plan to open in 2008 in the Indianapolis metropolitan area. Each racetrack is authorized to offer 2,000 slot machines. A major competitor in the Cincinnati area has announced plans to replace its dockside riverboat with a larger gaming facility and expand its parking facilities. There are also proposals to legalize casinos in Ohio and Kentucky.

In August 2007, we added five retail shops. In December 2007, we completed the refurbishment of 11 of the high-end suites at Belterra. In light of the approval in May 2007 of legislation allowing two large slot machine casinos at racetracks in Indianapolis, we postponed indefinitely our planned construction of a 250-guestroom addition at the property.

Our **Boomtown Bossier City** property in Bossier City, Louisiana, features a regional hotel built around a dockside riverboat casino. The property opened in October 1996 on a site directly adjacent to, and easily visible from, Interstate 20. The Bossier City/Shreveport region is a three-hour drive from the Dallas/Fort Worth metropolitan area along Interstate 20. The property includes 188 guestrooms, including four master suites and 88 junior suites, four restaurants and approximately 1,860 parking spaces.

In 2006, we acquired a barge that we intend to convert to an arrival facility for guests of our riverboat casino. The arrival facility will adjoin our casino and offer escalators, making it easier for customers to travel among the three levels of our riverboat casino.

Boomtown Bossier City competes with four dockside riverboat casino-hotels and a racetrack slot operation. Current state regulations do not permit table games at the racetrack. Boomtown Bossier City also competes with Native American casinos in southern Oklahoma. Such facilities are approximately one hour north of Dallas and offer both slot machines and table games.

Lumière Place-St. Louis includes our new Lumière Place Casino and The Admiral Riverboat Casino. Lumière Place, which is located in downtown St. Louis, Missouri, offers a 75,000-square-foot casino, a 200-guestroom luxury Four Seasons Hotel St. Louis, the 294 all-suites HoteLumière (formerly the Embassy Suites Hotel, which we have extensively refurbished), seven restaurants, banquet facilities, retail shops and more than 22,000 square feet of convention/meeting space, including a 7,300-square-foot ballroom. The Admiral Riverboat Casino offers approximately 845 slot machines and 30 table games. We own all of the facilities and have entered into a long-term agreement with Four Seasons Hotels Limited to manage our Four Seasons Hotel St. Louis. A group led by famed chef Hubert Keller manages two of our restaurants. Lumière Place is located across from the Edward Jones domed stadium and America's Center Convention Center and just north of the famous Gateway Arch. A pedestrian tunnel to the America's Center convention center, the Edward Jones domed stadium and the city's central business district is expected to open in April 2008. We are currently using approximately nine of the 18 acres that we own in downtown St. Louis for the Lumière Place Casino and Hotels.

In 2005, our affiliate entered into a joint venture agreement with local developers to develop a 10-story luxury condominium project in Laclede's Landing, near Lumière Place. The joint venture then designed the building, arranged a $19.0 million financing commitment and solicited bids for the building's construction. The estimated costs of construction turned out to be higher than was originally estimated, while the overall market for residential housing has deteriorated in the interim. As a result, the partners determined that the project would not achieve sufficient returns and our affiliate has terminated the project. Through our affiliate, we have contributed approximately $1.3 million in expenses and our partner has contributed a portion of the project real property. Our affiliate is discussing with the partner and a construction lender regarding dissolving the partnership and the potential transfer of the property to our affiliate's partner, for reimbursement of $500,000 of the expenses plus the entire purchase price paid by the partnership for the remaining portion of the project real property.

The Lumière Place casinos compete with four other casinos in the St. Louis metropolitan area.

Boomtown Reno is a land-based casino-hotel located approximately 11 miles west of downtown Reno, Nevada, near the California border along Interstate 80. This interstate is the primary east-west interstate highway serving northern California. Boomtown Reno has been operating for more than 40 years.

The property offers 318 guestrooms, which we are planning to refurbish. In addition, the property has three restaurants, a 30,000-square-foot amusement center and approximately 1,300 parking spaces. In addition to the main casino-hotel, the property has a gas station and mini-mart and a 197-space recreational vehicle park.

In the second quarter of 2007, we closed Boomtown Reno's truck stop to accommodate the construction of a Cabela's Inc. branded outdoor sporting goods store, which opened in November 2007. We sold approximately 28 acres of land to Cabela's Inc. in 2006. In the future, we have entitlements to construct a new satellite casino and travel plaza to be built on approximately 23 acres at a different location on the property's 490 acres of available land. We continue to evaluate other opportunities to develop, sell or otherwise monetize our remaining excess available land.

Historically, Reno has been a drive-in gaming market that attracted visitors from northern California. Our facility also caters to travelers along Interstate 80 and local customers. Since mid-2003, new and expanded Native American casino facilities have opened in California that compete for business with Reno gaming properties. These California casino facilities are significantly closer to several primary customer markets than Boomtown Reno and have had an adverse effect on Boomtown Reno's performance. Although such competition is likely to continue to expand, we believe that Northern California is now a less important market for Boomtown Reno than it was previously.

Casino Magic Argentina consists of one large and several small casinos in the Patagonia region of Argentina. The principal Casino Magic Argentina property, in the city of Neuquén, opened in July 2005 and replaced a leased facility that had operated for over 20 years. Casino Magic Neuquén includes a large, first-class casino, a restaurant, several bars and an entertainment venue on approximately 20 acres of land. We are constructing a 32-guestroom hotel, consisting of 15 large guestrooms and 17 suites, adjoining our casino. We anticipate investing approximately US$13 million in the hotel project, which is being funded through the property's existing cash balances and operating cash flows.

We have certain exclusive rights to operate casinos in the principal cities of the Province of Neuquén. Our exclusivity rights in Neuquén should be extended from 2016 to 2021 upon the opening of our new hotel and inspection and approval of the hotel by the local gaming commission. In the Province of Río Negro, there is a casino approximately 10 miles from our principal Neuquén operations.

The Casino at Emerald Bay is a boutique casino adjoining the Four Seasons Resort at Emerald Bay on the picturesque island of Great Exuma in The Bahamas. Our casino opened in May 2006 and is the first and only casino on the island.

Financial information about segments and geographic areas is incorporated by reference from Note 12 to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

New Properties Under Development and/or Construction

We are building a casino-hotel called **River City** in south St. Louis County, Missouri, which we expect to open in mid-2009. River City is located just south of the confluence of the Mississippi River and the River des Peres in the community of Lemay, one of the most densely populated areas in the St. Louis region. The first phase of the River City project is planned to include a gaming and multi-use facility and several restaurants at an estimated cost of $375 million. The second phase for the River City project is expected to include a hotel with a minimum of 100 guestrooms, as well as other amenities to be determined at a later time, at an estimated cost of $75 million. The River City casino-hotel is located on approximately 56 acres of land we control under a long-term lease from St. Louis County. The opening of River City is subject to approval of the MGC.

In June 2007, the Louisiana Gaming Control Board (the "LGCB") approved the architectural plans for our proposed **Sugarcane Bay** casino resort to be built adjacent to our L'Auberge du Lac facility, which site was approved by voters of Lake Charles, Louisiana in November 2006. The project will utilize one of the two gaming entities we acquired from Harrah's Entertainment, Inc. ("Harrah's") in 2006. One of the conditions to our license requires a minimum project investment of $350 million. Our plans for Sugarcane Bay include a floating, single-level dockside casino similar to that of L'Auberge du Lac and a 400-guestroom hotel, to be built on approximately 234 acres of land being leased from the Lake Charles Harbor and Terminal District. Included in the 234 acres of land we leased in January 2008 are 50 acres that we purchased for $5.0 million, though we have not selected the particular location of the acreage purchased. We will designate the location of those 50 acres in connection with the opening of Sugarcane Bay. Our Sugarcane Bay project is subject to various zoning and permitting requirements and approval of the LGCB.

In addition, we have acquired approximately 56 acres of land adjacent to our Sugarcane Bay and L'Auberge du Lac properties for possible future development.

On September 18, 2007, the LGCB approved our architectural plans for our planned $250 million casino-hotel resort named **Rivière** in Baton Rouge, Louisiana. Rivière will use the other gaming entity acquired from Harrah's. We own approximately 517 acres of land and we are a majority co-owner of an additional 58 acres of land, approximately 10 miles south of downtown Baton Rouge, Louisiana. We are actively seeking the partition of such co-owned acreage with the third-party minority owner. On February 9, 2008, the voters of East Baton Rouge Parish approved this location for a casino as required under state law. The project is subject to certain conditions and various other approvals. Baton Rouge is currently believed to rival New Orleans as the largest city in Louisiana and has experienced significant growth in recent years, both before and particularly after the effects of the 2005 Hurricane Katrina on the nearby New Orleans region. We are currently in the design phase of this project.

In November 2006, we purchased entities that owned a former casino site and an adjoining parcel in Atlantic City, New Jersey, which included the former Sands Casino Hotel. The aggregate purchase price paid at closing for the former casino site and additional property, other assets, tax benefits and working capital items of the entities was approximately $275 million. We paid an additional $10.1 million in the first quarter of 2007, following settlement of a property tax matter that resulted in a like amount of property tax credits being available to us in future years. In early 2008, we acquired or agreed to purchase an additional four acres. In the aggregate, the **Atlantic City** site comprises approximately 22 contiguous acres at the heart of Atlantic City, with extensive frontage along The Boardwalk, Pacific Avenue and Brighton Park.

We began site preparation work in 2007, including the implosion of the former Sands Casino Hotel and other structures on the site. We continue to plan and design our Atlantic City project, which for a resort of this size is expected to take at least two to three years from the date of our acquisition of the site in November 2006. The construction will then require approximately three to four additional years to complete with an anticipated opening date no earlier than 2012, subject to various regulatory approvals. This casino project is intended to be among the largest and most spectacular resorts in the region. While we have not yet determined the final scope or overall design of the new project, we estimate that its size and our investment will be substantially larger than those at any of our other facilities.

Potential Future Development Sites

In December 2007, the Unified Government of **Wyandotte County/Kansas City, Kansas** (the "Unified Government") endorsed our plan as one of three proposals sent on to state officials for consideration for selection to build and operate the one free-standing casino to be permitted in the county under legislation passed in 2004. Besides these three, there are other competing proposals under consideration for the same license. On December 31, 2007, our subsidiary signed a development agreement with the Unified Government outlining our obligations if we are selected by the State. We believe that the other two proposals endorsed by the Unified Government signed similar development agreements. If we are chosen as the licensee, we intend to invest $650 million in the project, which, at a minimum, will include the construction of (a) a gaming and multi-use facility;

(b) a 500-guestroom hotel; (c) a combination retail, commercial and/or entertainment facility; (d) a convention center; and (e) a central water feature connecting the gaming facility with the Schlitterbahn Vacation Village resort and water park now under construction. The project is anticipated to be substantially completed approximately 36 months after the occurrence of the latter of (i) the Lottery Gaming Facility Management Contract becoming effective or (ii) the resolution of the pending lawsuit relating to the constitutionality of the Kansas Expanded Lottery Act. The State of Kansas is expected to choose the licensee during 2008.

In August 2006, we purchased approximately one and one-half acres of gaming-zoned land in **Central City, Colorado**, which is approximately 40 miles from Denver, Colorado. We have an option to purchase an additional six acres of adjoining, non-gaming zoned land. We believe our Central City land is the most conveniently located gaming-zoned site for Denver customers.

Asset Sales and Other

Casino Magic Biloxi and Related Insurance Matters: In November 2006, we completed the sale of our Casino Magic Biloxi site and certain related assets for approximately $45.0 million in cash to Harrah's concurrent with our purchase, for $70.0 million in cash, of the entities that owned and operated Harrah's Lake Charles. The physical property we sold was severely damaged by Hurricane Katrina in August 2005 and the facility had not reopened. We have filed an insurance claim and a lawsuit related to such claim for our losses associated with the casino-hotel previously operated at the site, which claim was retained by us in the sale and is the subject of pending litigation with several excess carriers. We have received $105 million from our insurers through December 31, 2007 and expect to receive an additional approximately $36.8 million in March 2008 pursuant to a settlement agreement with one of the three remaining carriers. Our suit against the two other carriers seeks recovery of substantial additional amounts under our claim.

Card Club Sales: In July 2006, we completed the sale of our leasehold interest and related receivables in the Hollywood Park Casino card club for net cash proceeds of approximately $24.2 million plus the cancellation of our lease obligation. In April 2006, we completed the sale of our Crystal Park Casino card club for net cash proceeds of approximately $16.5 million.

Merger Termination Proceeds: In March 2006, we entered into an agreement to acquire Aztar Corporation ("Aztar") for $38.00 per share, subject to approval by Aztar's shareholders. Pursuant to the agreement, Aztar's board of directors was permitted to evaluate and recommend to its shareholders any unsolicited, superior proposals from qualified entities in accordance with its fiduciary duties. During April and May 2006, Aztar received several proposals that its board of directors deemed to be superior to ours. We matched or exceeded several of these proposals. Ultimately, we chose not to match a proposal to acquire Aztar for $54.00 per share. Aztar's board of directors then terminated its merger agreement with us and made a merger termination fee payment of $78 million, of which we retained $44.7 million net of fees and expenses.

Financing Overview

In January 2007, we completed the public offering of 11.5 million newly issued shares of common stock (including over-allotment shares) at $32.00 per share, resulting in net proceeds to us of approximately $353 million after underwriters' fees and expenses.

In June 2007, we issued $385 million aggregate principal amount of new 7.50% senior subordinated notes due 2015 (the "7.50% Notes"). The 7.50% Notes were issued in a private offering conducted pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, at 98.525% of par to yield 7.75% to maturity, with interest payable on June 15 and December 15, beginning December 2007. Net of the original issue discount, initial purchasers' fees and various costs and expenses, net proceeds from the offering were approximately $379 million. In connection with the sale of the 7.50% Notes, we entered into a registration rights agreement with the initial purchasers of the 7.50% Notes. Under the registration rights agreement, we have agreed to file a registration statement with respect to an offer to exchange the 7.50% Notes for a new issue of substantially identical notes registered under the Securities Act of 1933, as amended, no later than March 31, 2008. In addition to retiring our then-outstanding term loan, we used a portion of the proceeds of the 7.50% Note issuance to purchase $25.0 million in principal amount of our 8.25% senior subordinated notes due 2012.

We currently have a $625 million revolving credit facility that matures in December 2010, $350 million of which is currently available under our most restrictive bond indenture. The revolving credit facility is part of the second amended and restated credit facility that we entered into in December 2005 and later amended (the "Credit Facility"). Of the amount currently available under our revolving credit facility, $161 million is currently utilized, including $140 million borrowed in late 2007 and early 2008 and $21.2 million of letters of credit issued. Interest on the borrowings currently accrues at a LIBOR rate plus a margin of 1.50%. The 30-day LIBOR rate as of December 31, 2007 was 5.21%.

The capital markets have deteriorated significantly over the past year. Well-publicized issues in the subprime residential loan and other debt markets, as well as fears of a possible recession have caused interest rates for most corporate borrowers to escalate sharply. This is despite the fact that the Federal Reserve Bank has reduced the discount rate for government funds available to commercial banks and yields on long term government securities have fallen to below the current pace of inflation.

These issues were exacerbated in the gaming industry by a number of leveraged buyouts of gaming companies, resulting in the issuance of substantial amounts of gaming loans and high-yield debt at a time when the demand for such paper was declining.

This has affected the trading prices of most gaming securities. The bonds issued by us in June 2007 have a 7.50% coupon and were priced to yield 7.75% to maturity. These bonds were recently believed to be trading at a price of approximately 75% of par, which implies a yield to maturity of approximately 13%. Management believes that such increases in yield are consistent with those of the debt securities of most casino companies. This has also had an impact on the equities of most casino companies, as high yielding debt securities make an attractive alternative to equity investments and the higher yields, if they persist long term, could result in higher borrowing costs and therefore lower equity returns.

The cost of new capital for us would be much more expensive today than it was a year ago. We, however, believe we have significant resources to fund a portion of our planned growth before turning to the currently unfavorable capital markets. These include internally generated cash flow, excess cash-on-hand, anticipated proceeds from the hurricane insurance claims and potential sales of assets. We also have the revolving credit facility mentioned above.

Our ability to borrow under the Credit Facility is currently limited by our indentures governing our 8.75% senior subordinated notes due 2013 (the "8.75% Notes"), and our 8.25% senior subordinated notes due 2012 (the "8.25% Notes"). Our 8.75% Notes become callable in October 2008 and currently restrict usage of our Credit Facility to $350 million. Our 8.25% Notes become callable in March 2008 and currently restrict usage under the Credit Facility to $475 million. Our indenture governing the 7.50% Notes permits borrowing of senior indebtedness of up to $1.5 billion.

We believe that we could probably refinance our 8.75% Notes and 8.25% Notes currently, but the cost to do so would be much higher in the current capital markets than the cost to leave such bonds outstanding. This could be partially offset by the ability to access the relatively lower-cost bank facility. We are carefully monitoring our cash needs and the capital markets to determine whether it is necessary, feasible, and economically advantageous to refinance our more restrictive debt instruments.

We have a diverse portfolio of growth and expansion projects. It requires several years to design, build and open a major casino hotel project. Capital expenditures in the early years are relatively small, as the development activities involve principally land acquisition, entitlements (including gaming entitlements), and fees for architecture and design. Management estimates that approximately 75% of a project's total cost is invested in the final 25% of a project's development timeline. Typically, this involves the major construction of the building itself and the acquisition and installation of the expensive finishes and equipment that are necessary for a high-quality casino hotel.

Our portfolio of projects currently includes one project, River City, which is in the early stage of construction. Management is fairly confident that such project can be completed with our existing resources. We also are planning to commence construction within the next few months of Sugarcane Bay and are evaluating our financial resources prior to such commencement.

Voters in East Baton Rouge Parish recently approved our planned project for Baton Rouge and we are now proceeding to prepare architectural drawings and are seeking zoning and similar approvals. We do not expect to be prepared to begin construction until sometime in 2009. Management's expectations for returns in this market are high enough that it would make sense to proceed with this project, even if the funds had to be obtained in unfavorable market conditions. The same is true for our proposed casino in Kansas City, Kansas. There is a substantial period of time and significant entitlement issues (particularly in Kansas, where our proposal is one of several proposals for the license) that must be resolved before these projects can begin construction. Management is cautiously optimistic of improvement in the credit markets before funding of such projects is necessary, although there is no certainty that this will be the case.

We also have several other projects in various stages of design and development. In management's judgment, several of these projects do not have anticipated returns that would justify construction if the long term cost of capital for us were to remain where it appears to be today.

Accordingly, construction of these projects may not occur if capital markets do not improve, or at a minimum, may be delayed until capital markets do improve.

Projects are being developed under development agreements and conditions with government agencies. There are financial penalties related to the River City development agreement, if it is not completed in a timely fashion. Likewise, we have a development agreement in Kansas City, which becomes effective if we are selected by the State of Kansas to develop a casino. Failure to complete the Sugarcane Bay and Baton Rouge casinos, in accordance with the conditions established by the LGCB, could result in forfeiture of the valuable gaming licenses.

Some of these projects, notably Atlantic City, are still early in the design phase. If the current credit cycle follows recent financial market history, then management would expect market conditions to improve by the time we would be prepared to begin construction. Hence, we have continued the design and planning process for such projects. We cannot give any assurance that market conditions will improve in that time frame.

Competition

We face significant competition in each of the jurisdictions in which we operate. Such competition may intensify in some of these jurisdictions if new gaming operations open in these markets or existing competitors expand their operations. Our properties compete directly with other gaming properties in each state in which we operate, as well as in states adjacent to such states. We also compete for customers with other casino operators in other markets, including casinos located on Native American reservations, and other forms of gaming, such as lotteries and internet gaming. Many of our competitors are larger and have substantially greater name recognition and marketing and financial resources. In some instances, particularly with Native American casinos, our competitors pay substantially lower taxes or no taxes at all. We believe that increased legalized gaming in other states, particularly in areas close to our existing gaming properties such as Texas, Ohio, Illinois, Kentucky, Oklahoma, California, Pennsylvania or New York, and the development or expansion of Native American gaming in or near the states in which we operate, could create additional competition for us and could adversely affect our operations.

Government Regulation and Gaming Issues

The ownership and operation of gaming facilities are subject to extensive state and local regulation. The states and localities in which we and our subsidiaries conduct gaming operations require us to hold various licenses, findings of suitability, registrations, permits and approvals. The various gaming regulatory authorities, including the Indiana Gaming Commission, the Louisiana Gaming Control Board, the Missouri Gaming Commission, the Nevada State Gaming Control Board, the Nevada Gaming Commission, the New Jersey Casino Control Commission, the Government of the Province of Neuquén, Argentina and The Gaming Board of The Bahamas, may, among other things, limit, condition, suspend, revoke or fail to renew a license or approval to own any of the gaming subsidiaries for any cause deemed reasonable by such licensing authorities. Substantial fines or forfeitures of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved. Holders of our securities are also subject to additional requirements regarding the ownership and disposition of their securities.

To date, we and our subsidiaries have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our gaming facilities. However, there can be no assurance that we and our subsidiaries will be able to obtain any new licenses, findings of suitability, registrations, permits and approvals that may be required in the future or that existing ones will be renewed or will not be suspended or revoked. Any expansion of gaming operations in the existing jurisdictions or into new jurisdictions may require various additional licenses, findings of suitability, registrations, permits and approvals of the gaming authorities. The approval process can be time-consuming and costly and offers no assurance of success.

For a more detailed description of gaming regulations to which we are subject and the licenses pursuant to which we operate our facilities, see Exhibit 99.1 to this Annual Report on Form 10-K, "*Government Regulation and Gaming Issues*", which is incorporated herein by reference.

Employees

The following is a summary of our work force by segment at December 31, 2007, some of which are part-time employees:

Property	Approximate Number of Employees
L'Auberge du Lac	2,255
Lumière Place-St. Louis	1,885
Belterra Casino Resort	1,176
Boomtown New Orleans	837
Boomtown Bossier City	784
Boomtown Reno	644
International	778
Corporate and other (1)	231
Total	8,590

(1) Corporate and other includes certain development project employees.

As of December 31, 2007, we are continuing to negotiate a collective bargaining agreement with approximately 149 of our employees at The Admiral Riverboat Casino. The prior agreement expired on September 30, 2007.

Other Information

Pinnacle Entertainment, Inc. is the successor to the Hollywood Park Turf Club, which was organized in 1938. It was incorporated in 1981 under the name Hollywood Park Realty Enterprises, Inc. In 1992, we changed our name to Hollywood Park, Inc. and in February 2000, we became Pinnacle Entertainment, Inc.

Compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment or otherwise relating to the protection of the environment have not had a material effect upon our capital expenditures, earnings or the competitive positions of our properties. From time to time, certain of our development projects may require substantial costs for environmental remediation due to prior uses of our development sites. Our River City project site, for example, was heavily used for industrial purposes and we have remediated the site as part of the project. Our Atlantic City site has buildings that we are demolishing, some of which may contain asbestos that we are removing. Our Central City site was once used to dump tailings from gold-mining operations and is believed to have subterranean mining tunnels. In Reno, we have remediated the site where our former truck stop was located. Our project budgets typically include amounts expected to cover the remediation work required.

We experience significant fluctuations in our quarterly operating results due to seasonality and other factors. Historically, the summer months are our strongest period and the winter months are our slowest period.

We pay significant taxes in the communities in which we operate. In 2007, we paid or accrued $228 million in gaming taxes, $19.4 million in payroll taxes, $10.6 million in property taxes, and $4.0 million in sales taxes during the year. Setting aside income taxes, we paid or accrued $262 million for taxes paid to state and local authorities in 2007.

Executive Officers of the Registrant

The persons serving as our executive officers as of February 29, 2008, and their positions with us are as follows:

NAME	POSITION WITH THE COMPANY
Daniel R. Lee	Chairman of the Board of Directors and Chief Executive Officer
Wade W. Hundley	President
Stephen H. Capp	Executive Vice President and Chief Financial Officer
John A. Godfrey	Executive Vice President, Secretary and General Counsel
Alain Uboldi	Chief Operating Officer

Directors of the Registrant

The following table lists our directors, their principal occupations and principal employers, as of February 29, 2008:

NAME	PRINCIPAL OCCUPATION & EMPLOYER
Daniel R. Lee	Chairman of the Board of Directors and Chief Executive Officer of Pinnacle
Stephen C. Comer	Retired Accounting Firm Managing Partner
John V. Giovenco	Retired Gaming Executive
Richard J. Goeglein	Owner, Evening Star Hospitality, LLC (Hotel Development, Ownership & Management), Former Gaming Executive
Ellis Landau	Retired Gaming Executive
Bruce A. Leslie	Of Counsel to Armstrong Teasdale LLP (law firm)
James L. Martineau	Private Investor
Michael Ornest	Private Investor
Lynn P. Reitnouer	Partner, Crowell, Weedon & Co. (Stock Brokerage Firm)

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are available free of charge as soon as reasonably practicable after they are filed or furnished to the Securities and Exchange Commission ("SEC"), through our internet website, *www.pnkinc.com.* Our filings are also available through a database maintained by the SEC at *www.sec.gov.*

Item 1A. Risk Factors

An investment in our securities is subject to risks inherent to our business. We have described below what we currently believe to be the material risks and uncertainties in our business.

Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with all of the other information included or incorporated by reference in this Annual Report on Form 10-K. We also face other risks and uncertainties beyond what is described below. This Annual Report on Form 10-K is qualified in its entirety by these risk factors. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of securities, including our common stock, could decline significantly. You could lose all or part of your investment.

Our substantial funding needs in connection with our development projects, our current expansion projects and other capital-intensive projects, to the extent such projects are undertaken, will require us to raise substantial amounts of money from outside sources. In the near term, the availability of financing may be constrained by current disruptions in the credit markets.

We are currently engaged in and have planned expansions and development projects that would require substantial amounts of capital. We are currently constructing River City, are planning to begin construction of Sugarcane Bay in 2008, construction of Rivière in 2009, and have expansion and improvement projects at several of our existing facilities, including Boomtown New Orleans, Boomtown Reno and Boomtown Bossier City. These projects have an expected aggregate investment of more than $1.2 billion, of which we have invested approximately $56.4 million through December 31, 2007. In addition, our proposed Atlantic City project is expected to require a very substantial additional investment. We have been endorsed for a new casino resort in Kansas City, Kansas by that area's Unified Government. If we are chosen as a licensee by the Kansas Racing and Gaming Commission, we expect to invest approximately $650 million in our Kansas City project. We may also consider additional small-scale and large-scale projects as such opportunities arise. Accordingly, we expect that the total cost of our development and expansion projects over the next several years will be several billion dollars. While we will endeavor to stage development and construction of these projects over several years, our proposed projects could strain our financial resources.

In order to fund most of these projects, we will need to access the capital markets since the capital required for these projects exceeds our available financial resources. As a result of the turmoil in the credit markets, the availability of debt financing is constrained, expensive and potentially unavailable. We cannot accurately predict when or if the credit markets will return to more normalized conditions. If the current debt market environment does not improve, we may not be able to raise additional funds in a timely manner, or on acceptable terms, or at all. Inability to access the capital markets, or the necessity to access the capital markets on less than favorable terms, may force us to delay, reduce or cancel planned development and expansion projects, sell assets or obtain additional equity financing. Our current stock price, along with the stock prices of many public gaming companies, has declined sharply from the recent historical levels. We may choose to cancel or delay projects rather than issue equity at these levels. This may impair our growth and materially and adversely affect our financial condition, results of operations and cash flow and the returns of investing in our securities.

Our ability to obtain bank financing or to access the capital markets for future debt or equity offerings may also be limited by our financial condition, results of operations or other factors, such as our credit rating or outlook at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions and contingencies and uncertainties that are beyond our control. As we seek financing for our development projects, we will be subject to the risks of rising interest rates and other factors affecting the financial markets. Moreover, if we obtain additional funds by issuing equity securities or securities convertible into equity securities, dilution to stockholders may occur. In addition, preferred stock could be issued in the future without stockholder approval and the terms of the preferred stock could include dividend, liquidation, conversion, voting and other rights that are more favorable than the rights of the holders of our common stock.

Insufficient or lower-than-expected results generated from our new developments and acquired properties may negatively affect the market for our securities.

We cannot assure you that, if and once completed, the revenues generated from our new developments and acquired properties will be sufficient to pay related expenses; or, even if revenues are sufficient to pay expenses, that the new developments and acquired properties will yield an adequate or expected return on our significant investments. Our projects, if completed, may take significantly longer than we expect to generate returns, if any.

Moreover, lower-than-expected results from the opening of a new facility may negatively affect us and the market for our securities and may make it more difficult to raise capital, even as the shortfall increases the need to raise capital.

Many factors could prevent us from completing our construction and development projects as planned, including the escalation of construction costs beyond increments anticipated in our construction budgets.

Construction of major buildings has certain inherent risks, including the risks of fire, structural collapse, human error and electrical, mechanical and plumbing malfunction. Several of the buildings being built by us are high-rise structures, introducing additional risks related to heights and cranes. Our development and expansion projects also entail significant risks, including:

- shortages of materials;
- shortages of skilled labor or work stoppages;
- unforeseen construction scheduling, engineering, excavation, environmental or geological problems;
- natural disasters, hurricanes, weather interference, floods, fires, earthquakes or other casualty losses or delays;

- unanticipated cost increases or delays in completing the projects;
- delays in obtaining or inability to obtain or maintain necessary licenses or permits;
- changes to plans or specifications;
- disputes with contractors;
- construction at our existing properties, which could disrupt our operations;
- remediation of environmental contamination at some of our proposed construction sites, which may prove more difficult or expensive than anticipated in our construction budgets;
- failure to obtain necessary gaming regulatory approvals and licenses, or failure to obtain such approvals and licenses on a timely basis; and
- requirements or government established "goals" concerning union labor or requiring that a portion of the project expenditures be through companies controlled by specific ethnic or gender groups, goals that may not be obtainable, or may only be obtainable at additional project cost.

Increases in the cost of raw materials for construction, driven by worldwide demand, higher labor and construction costs in urban areas such as St. Louis or Atlantic City and other factors, may cause price increases beyond those anticipated in the budgets for our development projects. Furthermore, the cost of construction in areas of the Gulf Coast that were affected by the hurricanes may rise due to demand for construction material and labor in such locales. Any shortages in materials or labor in such areas could prolong the construction period and increase the cost of our development projects in that area.

Escalating construction costs may cause us to modify the design and scope of projects from those initially contemplated or cause the budgets for those projects to be increased. We generally carry insurance to cover certain liabilities related to construction, but not all risks are covered and it is uncertain whether such insurance will provide sufficient payment in a timely fashion even for those risks that are insured.

It is uncertain whether any project will be completed on time or within established budgets. Significant delays or cost overruns related to our construction projects could significantly reduce any return on our investment in these projects and adversely affect our earnings and financial resources. There are also certain tax incentives for construction in hurricane damaged areas that require completion of new facilities by certain dates. There is no certainty that such dates will be met. Construction of our development projects exposes us to risks of cost overruns due to typical construction uncertainties associated with any project or changes in the designs, plans or concepts of such projects. For these and other reasons, construction costs may exceed the estimated cost of completion notwithstanding the existence of any guaranteed maximum price construction contracts.

In November 2007, we entered into a guaranteed maximum price contract for our Sugarcane Bay project. Pursuant to the terms of the contract, the general contractor is required to submit a proposal to us for the guaranteed maximum price in the near future. In the event that we and the general contractor are unable to agree upon the guaranteed maximum price, then we can either change the scope and scale of the work or terminate the contract. The contract must be approved by the LGCB.

In addition, we have not yet entered into a guaranteed maximum price contract with a general contractor with respect to our River City project. We have begun foundation work acting as our own general contractor and are utilizing a qualified sub-contractor. We anticipate completing the working drawings and entering into a guaranteed maximum price contract with a general contractor for the balance of the construction prior to completion of the foundations. Although it is our preference to enter into guaranteed maximum price construction contracts on major construction projects with general contractors when it is commercially reasonable to do so, we may build some or all of our future projects without entering into such construction contracts with general contractors.

Development of our Atlantic City site presents many risks, and we may not realize the financial and strategic goals that are contemplated from the development.

In November 2006, we completed our purchase of the entities that own the Atlantic City site. We continue to develop and design our Atlantic City project, which for a resort of this size is expected to take at least two to three years from the date of our acquisition of the site. The construction will then require approximately three to four additional years to complete. Concurrently, we are preparing the site for the future casino resort, including the late October 2007 implosion of an old casino-hotel structure. The new casino-hotel is planned to be among the largest and most spectacular resorts in the region. While we have not yet determined the scope or overall design of the new project, we estimate that the size and the cost of the new casino-hotel will be substantially greater than anything we have built previously.

The risks we may face in the development of our Atlantic City site include:

- We will face significant competition in the Atlantic City market. There are numerous casinos already in Atlantic City and casinos are now operating in Pennsylvania and New York. Legalization or expansion of gaming in other nearby jurisdictions could provide additional competition for casinos in Atlantic City;
- Our development of the Atlantic City site is planned to be of a larger scale than any we have undertaken. It will be subject to significant risks and contingencies, including those relating to construction and financing. We may not complete the development on time, within budget, or at all, which could exacerbate the risks associated with such development;
- Completion of the Atlantic City project would likely involve the incurrence of substantial amounts of additional indebtedness, which will increase the risks associated with our current level of indebtedness. Until the development is complete, a process that is estimated to take several years, we will not have any revenue relative to this investment. Accordingly, during construction, we will incur substantial amounts of indebtedness for the development without additional revenue to contribute to the servicing of such indebtedness until the new facility opens;
- If we complete the development, the results of operations at our new Atlantic City casino may not meet our expectations or those of investors in our securities; and
- We must obtain approvals and a license from the New Jersey Casino Control Commission in order to operate the casino and it is uncertain whether such approvals and license will be obtained, or that they will be obtained on a timely basis.

The gaming industry is very competitive and increased competition, including by Native American gaming facilities, could adversely affect our profitability.

We face significant competition in all of the markets in which we operate. This competition will intensify if new gaming operations enter our markets or existing competitors expand their operations. In 2008, two racetracks in metropolitan Indianapolis are each expected to begin operating 2,000 slot machines.

In Pennsylvania, a total of five "racinos" and one stand-alone slot machine facility opened in 2006 and 2007. In addition, one "racino" is scheduled to open in 2008 and four stand-alone slot machine facilities are scheduled to open in 2009 and 2010. Each of these facilities will provide additional competition for our Atlantic City project.

Further, several of our properties are located in jurisdictions that restrict gaming to certain areas and/or are adjacent to states that currently prohibit or restrict gaming operations. Economic difficulties faced by state governments could lead to intensified political pressures for the legalization of gaming in jurisdictions where it is currently prohibited. The legalization of gaming in such jurisdictions could be an expansion opportunity for us or a significant threat to us, depending on where the legalization occurs and our ability to capitalize on it. In particular, our ability to attract customers would be significantly affected by the legalization or expansion of gaming in Texas, Ohio, Illinois, Kentucky, Oklahoma, California, Delaware, Pennsylvania, West Virginia, New York or northern New Jersey and the development or expansion of Native American casinos in our markets.

In the past, legislation to legalize or expand gaming has been introduced in some of these jurisdictions and federal law favors the expansion of Native American gaming. In 2006, legislation to add more than 30,000 slot machines at seven racetracks in Ohio was rejected by the voters of Ohio. In 2007, voters in West Virginia approved table games at racetracks in the Ohio, Hancock and Kanawha counties, but rejected a similar proposal in Jefferson County. In 2007, Indiana approved 2,000 slot machines at each of two racetracks in the Indianapolis area. In 2007, the Governor of Kansas signed legislation approving four state-owned casinos and up to 2,800 slot machines to be divided among three racetracks. We submitted two proposals for a new gaming entertainment complex to be located in Kansas City, Kansas and received an endorsement from the Unified Government for one of the proposals. We are one of several companies vying for the one gaming license anticipated to be issued in Northeastern Kansas. We expect similar proposals to legalize or expand gaming will be made in the future in various states and it is uncertain whether such proposals will be successful.

Even in gaming markets where the state governments do not choose to increase the maximum number of gaming licenses available, we face the risk that existing casino licensees will expand their operations and the risk that Native American gaming will continue to grow. Furthermore, Native American gaming facilities frequently operate under regulatory requirements and tax environments that are less stringent than those imposed on state-licensed casinos, which could provide them with a competitive advantage.

Many of our competitors are larger and have substantially greater name recognition and marketing resources than we do. Moreover, consolidation of companies in the gaming industry could increase the concentration of large gaming companies in the markets in which we operate. This may result in our competitors having even greater resources and name recognition than such competitors currently enjoy.

We face competition from racetracks that offer slot machines. We also compete with other forms of legalized gaming and entertainment such as bingo, pull-tab games, card parlors, sports books, pari-mutuel or telephonic betting on horse and dog racing, state-sponsored lotteries, video lottery terminals, video poker terminals and, in the future, may compete with gaming at other venues. Furthermore, competition from internet lotteries and other internet wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could divert customers from our properties and thus adversely affect our business. Such internet wagering services are often illegal under Federal law but operate from overseas locations and are nevertheless sometimes accessible to domestic gamblers.

We may not meet the conditions for the maintenance of the licenses that we plan to utilize for our Sugarcane Bay and Rivière projects.

In 2006, we completed the acquisition from Harrah's of two entities that own certain Lake Charles, Louisiana gaming assets, including two licensed riverboat casinos, each with an associated gaming license. One of these licenses will be used in connection with our Sugarcane Bay facility and the other license will be used in connection with our planned Rivière facility. The LGCB has established numerous conditions for use of each of these licenses, including development of Sugarcane Bay on the site adjacent to L'Auberge du Lac and development of Rivière in Baton Rouge, which, if not satisfied, could result in forfeiture of such licenses. While we expect to fulfill all conditions set by the LGCB, it is uncertain whether we will be able to do so or that the LGCB would agree to make any amendments that might be necessary. Forfeiture of one or both licenses could adversely affect our plans for the Louisiana gaming market.

Our present indebtedness and projected future borrowings could have adverse consequences to us; future cash flows may not be sufficient to meet our obligations and we might have difficulty obtaining additional financing; we may experience adverse effects of interest-rate and exchange-rate fluctuations.

In June 2007, we issued $385 million aggregate principal amount of 7.50% senior subordinated notes due 2015, using a portion of the proceeds to retire our $275 million term loan within our Credit Facility and a portion to purchase $25 million in principal amount of our outstanding 8.25% senior subordinated notes due 2012. As of December 31, 2007, we had indebtedness of approximately $841 million, including $50 million drawn on the revolving credit facility, $275 million in aggregate principal amount of our 8.25% senior subordinated notes due 2012, $135 million in aggregate principal amount of our 8.75% senior subordinated notes due 2013, and $385 million in aggregate principal amount of our 7.50% senior subordinated notes due 2015. Our Credit Facility is comprised of a $625 million revolving credit facility, of which we are limited to $350 million under the terms of the indenture governing our 8.75% senior subordinated notes (which limitation is $475 million under terms of our 8.25% senior subordinated notes). As of February 25, 2008, of the $350 million available for use under our revolving credit facility, we have drawn down $140 million and $21.2 million was utilized under various letters of credit. Our substantial development plans for capital-intensive projects will require us to borrow significant amounts under our Credit Facility and to incur substantial additional indebtedness.

While we believe that we have sufficient cash and cash-generating resources to meet our debt service obligations during the next 12 months, it is uncertain in the future whether we will generate sufficient cash flow from operations or through asset sales to meet our long-term debt service obligations. Our present indebtedness and projected future borrowings could have important adverse consequences to us, such as:

- limiting our ability to obtain additional financing without restructuring the covenants in our existing indebtedness to permit the incurrence of such financing;
- requiring a substantial portion of our cash flow to be used for payments on the debt and related interest, thereby reducing our ability to use cash flow to fund working capital, capital expenditures and general corporate requirements;
- limiting our ability to respond to changing business, industry and economic conditions and to withstand competitive pressures, which may affect our financial condition;
- incurring higher interest expense in the event of increases in interest rates on our borrowings that have variable interest rates;
- limiting our ability to make investments, dispose of assets, pay cash dividends or repurchase stock;
- heightening our vulnerability to downturns in our business or our industry or the general economy and restricting us from making improvements or acquisitions or exploring business opportunities;
- restricting our activities compared to those of competitors with less debt or greater resources; and
- subjecting us to financial and other restrictive covenants in our indebtedness, which a failure to comply with could result in an event of default.

If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to refinance all or a portion of our debt on or before maturity. In such circumstances, it is uncertain that we will be able to refinance any of our debt. Our future operating performance and our ability to service or refinance our debt will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Our borrowings under our revolving credit facility are at variable rates of interest, and to the extent not protected with interest rate hedges, could expose us to market risk from adverse changes in interest rates. We currently have no such interest rate hedges. If interest rates increase, our debt service obligations on the variable-rate indebtedness could increase significantly even though the amount borrowed would remain the same. This may only be partially offset by earning higher rates of interest on our surplus cash balances. Additionally, our operation of Casino Magic Argentina exposes us to foreign exchange rate risk from adverse changes in the exchange rate of the dollar to the Argentine Peso. The Bahamian dollar has been pegged to the U.S. dollar for many years. If, however, this should change, then we would also be exposed to foreign exchange risk from our Bahamian casino.

The terms of our credit facility and the indentures governing our subordinated indebtedness impose operating and financial restrictions on us.

Our Credit Facility and the indentures governing our 7.50%, 8.25% and 8.75% senior subordinated notes impose various customary covenants on us and our subsidiaries, including, among others, reporting covenants, incurrence covenants, covenants restricting our ability to make certain investments or other restricted payments, covenants to maintain insurance and comply with laws, covenants to maintain properties and other covenants customary in senior credit financings and indentures. In addition, our Credit Facility requires that we comply with various financial covenants, including an interest coverage and debt to operating cash flow ratios, and capital spending limits. Our ability to comply with these provisions may be affected by general economic conditions, industry conditions and other events beyond our control, including delay in the completion of new projects under construction. As a result, we cannot assure you that we will be able to comply with these covenants. Our failure to comply with the covenants contained in the instruments governing our indebtedness could result in an event of default, which could materially and adversely affect our operating results and our financial condition.

Economic and political conditions, including slowdowns in the economy, and other factors affecting discretionary consumer spending may harm our operating results.

The strength and profitability of our business depends on consumer demand for casino-hotel resorts and gaming in general and for the type of amenities we offer. A general downturn in economic conditions, changes in consumer preferences or other factors affecting discretionary consumer spending, including general or regional economic conditions, disposable consumer income, fears of recession and consumer confidence in the economy, could harm our business. An extended period of reduced discretionary spending and/or disruptions or declines in travel could significantly harm our operations.

Our stock price has been and may remain volatile, and the value of our common stock may decline as a result of this volatility.

The market price of our common stock has been in the past, and may be in the future, subject to wide fluctuations in response to factors such as:

- variations in quarterly operating results;
- lower-than-expected results from the openings of our new facilities;
- announcements, by us or our competitors, of acquisitions, strategic partnerships, joint ventures or capital commitments;
- speculation about takeover or acquisition activity;
- the public's reaction to our press releases, our other public announcements and our filings with the SEC;
- changes in recommendations or financial estimates by securities analysts;
- loss or threat of loss of material gaming licenses or failure to obtain new approvals and licenses required for our projects;

- the granting of new gaming licenses to our competitors, whether in our markets or in adjacent gaming markets;
- conditions and trends in the gaming industry, including new state regulation or taxes enacted by state legislatures;
- general conditions in the economy;
- the receptivity of the capital markets to any future financings; and
- the other risk factors described in or referred to in this "*Risk Factors*" section as well as the "*Private Securities Litigation Reform Act*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Future Operating Results*" sections of this Annual Report on Form 10-K.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations, which are often unrelated to the performance or condition of particular companies. Such broad market fluctuations could adversely affect the market price of our common stock. Following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against a company. If we become subject to this kind of litigation in the future, it could result in substantial litigation costs, damages awards against us, and the diversion of our management's attention and resources.

Damage and closures caused by Hurricane Katrina in the New Orleans area make our future operating results at Boomtown New Orleans less predictable.

The damage caused by the hurricanes in the Gulf Coast and the New Orleans metropolitan area, including damage to roads, utilities and residential and commercial buildings, has affected the local gaming markets. Some of our competitors have chosen to exit the hurricane-damaged areas and some have chosen to reenter such markets on a grander scale and rebuild their facilities with significant capital investments. Tourism in the region is generally believed to be below pre-hurricane levels and may never return to such levels. As a result, future operating results at casinos in the region have been less predictable.

Issues with respect to our insurance policies could affect our recovery of further insurance proceeds associated with the 2005 hurricane damage and related business interruption.

We are currently in litigation with two insurance carriers regarding our right to recover further insurance proceeds from the damage to Casino Magic Biloxi, which was closed as a result of Hurricane Katrina and which we have now sold. In April 2006, we filed a claim for $347 million for property damage and business interruption incurred at the Casino Magic Biloxi site as a result of Hurricane Katrina. We have since revised our estimate of the value of our insurance claim, before consideration of any litigation claim for interest or bad-faith damages, to approximately $297 million. Such insurance claim includes approximately $171 million for property damage, approximately $120 million for business-interruption loss and approximately $5.7 million for emergency, mitigation and demolition expenses. We have received $105 million in advances as of December 31, 2007 towards our insurance claim and have reached a recent settlement with one insurance carrier for an additional approximately $36.8 million. We continue to litigate with the two remaining defendant insurance carriers regarding our right to recover further insurance proceeds with respect to our claim. It is uncertain whether our damage claim will be sustained or whether we will be fully compensated for all losses sustained due to the closure of the Biloxi facility or whether we will be paid on a timely basis. Some of our insurance carriers have indicated to us that their estimate of the total loss is approximately $176 million. The recent settlement implies a negotiated level of loss less than the claimed amount of $297 million, but we have preserved all of our rights to pursue our full claim, plus interest, bad-faith and punitive damages against the two remaining insurance carriers that have withheld payment. We participated in a mediation with two of our three insurance carriers in September 2007; the recent settlement was reached with one of such insurance carriers. We recently agreed to attempt mediation with the third insurance carrier. While we believe it is unlikely that we will reach a mediated settlement, the mediator is continuing to try to help us and the two remaining insurance carriers reach a consensus.

Recent natural disasters have made it more challenging for us to obtain similar levels of Weather Catastrophe Occurrence/Named Windstorm, Flood and Earthquake insurance coverage for our properties compared to the levels before the 2005 hurricanes.

Because of significant loss experience caused by hurricanes and other natural disasters over the last several years, a number of insurance companies have stopped writing insurance in Class 1 hurricane areas, including Louisiana and Mississippi. Others have significantly limited the amount of coverage they will write in these markets and have dramatically increased the premiums charged for this coverage. As a result, our policy limits for Weather Catastrophe Occurrences/Named Windstorms as well as other losses are significantly less than the policy limits we had during the 2005 hurricane season. During that period, our aggregate Weather Catastrophe Occurrence coverage was $400 million per occurrence. Our coverage for a Named Windstorm today is $200 million per occurrence, with a deductible of 5% of stated values. Above this $200 million limit, we have an additional $200 million of coverage per occurrence, but excluding Named Windstorms. If any of our properties suffer a Named Windstorm, any damages in excess of the coverage limits will likely be borne by us. A Weather Catastrophe Occurrence is defined in the 2005-2006 policies as "all loss or damage occurring during a period of 72 consecutive hours, which is caused by or results from a storm or weather disturbance, which is named by the National Weather Service or any other recognized meteorological authority. Storm or weather disturbance includes all weather phenomena associated with or occurring in conjunction with the storm or weather disturbance, including, but not limited to flood, wind, hail, sleet, tornadoes, hurricane or lightning." A Named Windstorm is defined in the 2007-2008 policies as "the direct action of wind including wind driven rain, storm surge and resulting waves, tide or tidal water, tsunami, rapid accumulation of surface waters, or the rising (including overflow of breaking of boundaries) of lakes, reservoirs, rivers, streams or other bodies of water that has been declared by the National Weather Service to be a Hurricane, Typhoon, Tropical Cyclone or Tropical Storm."

We operate in a highly taxed industry and may be subject to higher taxes in the future.

In most gaming jurisdictions, state and local governments raise considerable revenues from taxes based on casino revenues and operations. We also pay property taxes, admission taxes, sales and use taxes, payroll taxes, franchise taxes and income taxes.

Our profitability depends on generating enough revenues to pay gaming taxes and other largely variable expenses, such as payroll and marketing, as well as largely fixed expenses, such as our property taxes and interest expense. From time to time, state and local governments have increased gaming taxes and such increases can significantly impact the profitability of gaming operations.

We cannot assure you that governments in jurisdictions in which we operate, or the federal government, will not enact legislation that increases gaming tax rates.

We could lose the right to pursue our River City project if we fail to meet the conditions imposed by the Missouri Gaming Commission.

We have entered into a lease and development agreement with St. Louis County Port Authority with respect to our River City project. The St. Louis County Port Authority may terminate the lease and development agreement under certain instances. Under the lease and development agreement, if we fail to complete the applicable project in accordance with its terms, we will owe monetary penalties and liquidated damages and could lose the right to continue to pursue such project, irrespective of the substantial investments made to date.

One of our subsidiaries was selected by the MGC to proceed for licensing for the operation of the River City casino. The issuance of the operating license is subject to, among other requirements: (i) the completion of construction of the facility by a certain completion date; (ii) the construction of a road for access to the facility by a certain completion date; (iii) maintaining an interest coverage ratio (as defined by the MGC) of at least 2.0x; (iv) compliance with the statutory requirements regarding riverboat gaming, including the requirement that the casino is located within 1,000 feet of the Mississippi River; and (v) the suitability of Pinnacle and its key persons as defined by Missouri law. The issuance of the operating license is in the discretion of the MGC. Although our subsidiary was selected by the MGC to proceed for licensing, it is uncertain whether the license will ultimately be granted. We have invested a significant amount of capital in this project, which may be lost or difficult to recoup in the event that the license is not ultimately granted to us by the MGC.

Our industry is highly regulated, which makes us dependent on obtaining and maintaining gaming licenses and subjects us to potentially significant fines and penalties.

The ownership, management and operation of gaming facilities are subject to extensive state and local regulation. The statutes, rules and regulations of the states and local jurisdictions in which we and our subsidiaries conduct gaming operations require us to hold various licenses, registrations, permits and approvals and to obtain findings of suitability. The various regulatory authorities, including the Indiana Gaming Commission, the Louisiana Gaming Control Board, the Missouri Gaming Commission, the Nevada State Gaming Control Board, the Nevada Gaming Commission, the New Jersey Casino Control Commission, the Government of the Province of Neuquén, Argentina and The Gaming Board of The Bahamas may, among other things, limit, condition, suspend, revoke or fail to renew a license to conduct gaming operations or prevent us from owning the securities of any of our gaming subsidiaries for any cause deemed reasonable by such licensing authorities. Substantial fines or forfeitures of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved.

To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our gaming facilities. However, it is uncertain whether we will be able to obtain any new licenses, registrations, permits, approvals and findings of suitability that may be required in the future or that existing ones will be renewed or will not be suspended or revoked. Any expansion of our gaming operations in our existing jurisdictions or into new jurisdictions may require various additional licenses, findings of suitability, registrations, permits and approvals of the gaming authorities. The approval process can be time consuming and costly and has no assurance of success.

Certain past transactions by a few employees of our Argentine subsidiary may not have complied with law and may subject our Argentine subsidiary to fines or other penalties.

We previously reported that a small number of employees of our Argentine subsidiary participated in transactions with certain third parties to transfer funds to Argentina using our Argentine subsidiary's U.S. bank accounts. These transactions may not have complied with certain laws of Argentina, principally the currency exchange control laws. We believe that the amount of funds transferred totaled approximately $1.7 million in the aggregate. Based on an independent investigation of this matter, we do not believe that any funds of our subsidiary were misappropriated. We have reported the transactions to the Argentine authorities and have terminated certain of our employees. We also have informed our U.S. state gaming regulators of this matter. At this time, we do not know whether our Argentine subsidiary will have to pay a penalty or be subject to other consequences as a result of the transactions.

Potential changes in the regulatory environment could harm our business.

From time to time, legislators and special-interest groups have proposed legislation that would restrict or prevent gaming operations. Changes in regulations affecting the casino business can affect our existing or proposed operations. For example, on February 7, 2007, the city council of Atlantic City passed an ordinance prohibiting smoking in 75% of the gaming areas in Atlantic City casinos. This placed casinos in Atlantic City at a competitive disadvantage to certain casinos in Pennsylvania and New York and on tribal lands in Connecticut. Similarly, the city of Neuquén banned smoking in our Neuquén casino in Argentina, which ban does not apply to our competition in neighboring Rio Negro, Argentina. This has negatively affected our business. Other restrictions or prohibitions on our current or future gaming operations could curtail our operations and could result in decreases in income.

The concentration and evolution of the slot machine manufacturing industry could impose additional costs on us.

A majority of our revenues are attributable to slot machines at our casinos. It is important for competitive reasons that we offer the most popular and up-to-date slot machine games with the latest technology to our customers.

We believe that in recent years the prices of new slot machines and related slot machine systems have escalated faster than the rate of inflation. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participating lease arrangements. Generally, a participating lease is substantially more expensive over the long term than the cost to purchase a new machine.

For competitive reasons, we may be forced to purchase new slot machines, slot machine systems, or enter into participating lease arrangements that are more expensive than our current costs associated with the continued operation of our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could affect our profitability.

Adverse weather conditions, highway construction, gasoline shortages and other factors affecting our facilities and the areas in which we operate could make it more difficult for potential customers to travel to our properties and deter customers from visiting our properties.

Our continued success depends upon our ability to draw customers from each of the geographic markets in which we operate. Adverse weather conditions or highway construction can deter our customers from traveling to our facilities or make it difficult for them to frequent our properties. In addition, gasoline shortages or fuel price increases in regions that constitute a significant source of customers for our properties could make it more difficult for potential customers to travel to our properties and deter customers from visiting our properties. We believe that the vast majority of our customers drive to our properties. Our small Bahamian casino, however, is highly dependent on air service to the island of Great Exuma.

Our dockside gaming facilities in Indiana, Louisiana and Missouri, as well as any additional riverboat or dockside casino properties that might be developed or acquired, are also subject to risks, in addition to those associated with land-based casinos, which could disrupt our operations. Although none of our vessels leave their moorings in normal operations, there are risks associated with the movement or mooring of vessels on waterways, including risks of casualty due to river turbulence, flooding, collisions with other vessels and severe weather conditions.

Our results of operations and financial condition could be materially adversely affected by the occurrence of natural disasters, such as hurricanes, or other catastrophic events, including war and terrorism.

Natural disasters such as major hurricanes, floods, fires and earthquakes could adversely affect our business and operating results. Hurricanes are common to the areas in which our Louisiana properties are located and the severity of such natural disasters is unpredictable. In 2005, Hurricanes Katrina and Rita caused significant damage in the Gulf Coast region. Our Biloxi facility was destroyed by Hurricane Katrina. Our Boomtown New

Orleans casino was forced to close for 34 days as a result of Hurricane Katrina. Hurricane Rita caused significant damage in the Lake Charles, Louisiana area and forced our L'Auberge du Lac resort to close for 16 days in addition to causing physical damage. Atlantic City is on a barrier island and could also be susceptible to hurricanes and storm surges. We cannot accurately predict the long-term impact that the recent hurricanes or any future natural disasters will have on our ability to maintain our customer base or to sustain our business activities.

Catastrophic events such as terrorist and war activities in the United States and elsewhere have had a negative effect on travel and leisure expenditures, including lodging, gaming (in some jurisdictions) and tourism. We cannot accurately predict the extent to which such events may affect us, directly or indirectly, in the future. We also cannot assure you that we will be able to obtain or choose to purchase any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts. If there is a prolonged disruption at our properties due to natural disasters, terrorist attacks or other catastrophic events, or if several of our properties simultaneously experience such events, our results of operations and financial condition could be materially adversely affected.

The loss of management and other key personnel could significantly harm our business.

Our continued success and our ability to maintain our competitive position is largely dependent upon, among other things, the efforts and skills of our senior executives and management team, including Daniel R. Lee, our Chairman of the Board and Chief Executive Officer. Although we have entered into an employment agreement with Mr. Lee and certain of our other senior executives and managers, we cannot guarantee that these individuals will remain with us. If we lose the services of any members of our management team or other key personnel, our business may be significantly impaired. We cannot assure you that we will be able to retain our existing senior executive and management personnel or attract additional qualified senior executive and management personnel.

In addition, our officers, directors and key employees also are required to file applications with the gaming authorities in each of the jurisdictions in which we operate and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could significantly impair our gaming operations.

We experience seasonal fluctuations that significantly impact our operating results.

We experience significant fluctuations in our operating results due to seasonality and other factors. Historically, the summer months are our strongest period and the winter months are our slowest period.

We are subject to litigation which, if adversely determined, could cause us to incur substantial losses.

From time to time during the normal course of operating our businesses, we are subject to various litigation claims and legal disputes. Some of the litigation claims may not be covered under our insurance policies, or our insurance carriers may seek to deny coverage. As a result, we might also be required to incur significant legal fees, which may have a material adverse effect on our financial position. In addition, because we cannot predict the outcome of any action, it is possible that, as a result of current and/or future litigation, we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses.

We face environmental and archaeological regulation of our real estate.

Our business is subject to a variety of federal, state and local governmental statutes and regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. Failure to comply with such laws could result in the imposition of severe penalties or restrictions on our operations by government agencies or courts of law or the incurrence of significant costs of remediation of hazardous materials. A material fine or penalty, severe operational or development restriction, or imposition of material remediation costs could adversely affect our business.

In addition, the locations of our current or future developments may coincide with sites containing archaeologically significant artifacts, such as Native American remains and artifacts. Federal, state and local governmental regulations relating to the protection of such sites may require us to modify, delay or cancel construction projects at significant cost to us.

We face risks associated with growth and acquisitions.

We regularly evaluate opportunities for growth through development of gaming operations in existing or new markets, through acquiring other gaming entertainment facilities or through redeveloping our existing facilities. For example, we acquired the Atlantic City site and entities that hold two riverboats and gaming operations to be used in our Sugarcane Bay and Rivière projects. The expansion of our operations, whether through acquisitions, development or internal growth, could divert management's attention and could also cause us to incur substantial costs, including legal, professional and consulting fees. It is uncertain that we will be able to identify, acquire, develop or profitably manage additional companies or operations or successfully integrate such companies or operations into our existing operations without substantial costs, delays or other problems. Additionally, it is uncertain that we will receive gaming or other necessary licenses or governmental approvals for our new projects or that gaming will be approved in jurisdictions where it is not currently approved. Further, we may not have adequate financing for such opportunities on acceptable terms.

Private Securities Litigation Reform Act

The Private Securities Litigation Reform Act of 1995 (the "Act") provides certain "safe harbor" provisions for forward-looking statements. Except for the historical information contained herein, the matters addressed in this Annual Report on Form 10-K, as well as in other reports filed with or furnished to the SEC or statements made by us, may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, we may provide oral or written forward-looking statements in our other periodic reports on Form 10-Q, 8-K, press releases and other materials released to the public. All forward-looking statements made in this Annual Report on Form 10-K and any documents we incorporate by reference are made pursuant to the Act. Words such as, but not limited to, "believes," "expects," "anticipates," "estimates," "intends," "plans," "could," "may," "will," "should," "is fairly confident" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements, which may include, without limitation, anticipated completion and opening schedules of various projects, expansion plans, construction schedules, cash needs, cash reserves, adequacy of resources to fund development and expansion projects, liquidity, operating and capital expenses, financing options, including the state of the capital markets and our ability to access the capital markets, expense reductions, expected receipts of insurance proceeds including the amount of any such recovery and sufficiency of such coverage, the future outlook of Pinnacle and the gaming industry, the ability to meet the fixed-charge coverage ratio required by the MGC, our continuing exclusivity rights to operate casinos in Neuquén, Argentina after 2016, operating results and pending regulatory and legal matters, are all subject to a variety of risks and uncertainties that could cause actual results to differ materially from those anticipated by us. This can occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Factors that may cause our actual performance to differ materially from that contemplated by such forward-looking statements include, among others, the various risk factors discussed above, in addition to general domestic and international economic and political conditions as well as market conditions in our industry. For more information on the potential factors that could affect our operating results and financial condition in addition to the risk factors described above, see the "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Future Operating Results*" sections contained elsewhere in this Annual Report on Form 10-K and review our other filings (other than any portion of such filings that are furnished under applicable SEC Rules rather than filed) with the SEC.

All forward-looking statements included in this Annual Report on Form 10-K are made only as of the date of this Form 10-K. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following describes our principal real estate properties:

L'Auberge du Lac: We lease 242 acres from the Lake Charles Harbor and Terminal District upon which our L'Auberge du Lac casino-hotel resort is located. The lease has an initial term of 10 years, which commenced in May 2005, with six renewal options of 10 years each. The annual base rent for the lease is approximately $918,000 per year, which amount adjusts annually for changes in the Consumer Price Index ("CPI"). We own the facilities and associated improvements at the property, including the casino facility.

Sugarcane Bay: Adjoining L'Auberge du Lac, we lease approximately 234 acres of land from the Lake Charles Harbor and Terminal District upon which we anticipate building our Sugarcane Bay casino-hotel resort. The Sugarcane Bay casino-hotel will occupy only a portion of this land. The balance would allow the eventual development of 18 additional golf holes at the L'Auberge du Lac/Sugarcane Bay complex, with the possible sale of residential home sites along that golf course. The lease has an initial term of 10 years, which began on December 31, 2007 with six renewal options of 10 years each, similar to the L'Auberge du Lac lease. The annual rent on the 234-acre lease is $1.2 million for the first five years and thereafter the amount adjusts annually for changes in the CPI, not to exceed 5%. The land is located adjacent to our L'Auberge du Lac facility. Included in the 234 acres of land we leased in January 2008 are 50 acres that we purchased for $5.0 million, though we have not selected the particular location of the acreage purchased. We will designate the location of those 50 acres in connection with the opening of Sugarcane Bay. In addition, we purchased approximately 56 acres of land adjacent to the Sugarcane Bay and L'Auberge du Lac properties for future development opportunities.

Belterra Casino Resort: We lease approximately 148 of the 315 acres that our Belterra Casino Resort occupies in southern Indiana. The current lease term is through September 2010 and has eight remaining consecutive five-year automatic renewal periods. The lease currently provides for minimum annual rental payments of approximately $1.2 million, plus 1.5% of gross gaming win (as defined in the lease agreement) in excess of $100 million. The lease obligation included in rent expense was $2.3 million for the years ended December 31, 2007 and 2006, and $2.0 million for the year ended December 31, 2005. We also have the option to purchase the property on or after October 2020 for $30 million, subject to adjustments as defined in the lease agreement. In addition, we own the facilities and associated improvements at the property, including the dockside riverboat casino and a 54-guestroom Best Western-branded hotel approximately 10 miles from the Belterra Casino Resort, which we recently renovated.

Boomtown New Orleans: We own approximately 54 acres in Harvey, Louisiana that are utilized by Boomtown New Orleans. We also own the facilities and associated improvements at the property, including the dockside riverboat casino.

Boomtown Bossier City: We own 23 acres on the banks of the Red River in Bossier City, Louisiana. We also own the facilities and associated improvements at the property, including the dockside riverboat casino. We also lease approximately one acre of water bottoms from the State of Louisiana. The current lease term expires in September 2011. We have options to extend the lease for seven additional five-year periods.

Boomtown Reno: We own approximately 550 acres in Reno, Nevada, approximately 60 acres of which are utilized for current operations and another 490 acres are developable. We own all of the improvements and facilities at the property, including the casino, hotel, recreational vehicle park and service station, along with substantial related water and development rights.

We also own 330 acres in the mountains outside Reno, Nevada, which are surrounded by federal land.

Lumière Place-St. Louis: We own approximately 18 acres of contiguous land in the city of St. Louis for Lumière Place, approximately nine acres of which are being utilized for our casino and hotel facilities. We own all of the improvements and facilities at the property, including the casino, hotels and various amenities. We also own The Admiral Riverboat Casino and certain land-based improvements.

River City: We lease 56 acres in south St. Louis County located approximately 10 miles south of downtown St. Louis, where we are building for our River City casino-hotel. We have also acquired ownership and control of a road right-of-way for the construction of a four-lane, approximately one-mile-long public road to connect the River City casino-hotel to the nearby interstate highway.

Casino Magic Argentina: We operate several small casinos in southern Argentina under an exclusive license agreement with the Province of Neuquén. This includes the principal facility in the City of Neuquén and a much smaller facility in San Martin de los Andes. In Neuquén, we own the 20 acre site on which we operate the casino, hotel that will open in early 2008 and other amenities. In San Martin de los Andes, we lease the building in which we operate the casino. Such lease expires in January 2010.

Great Exuma, Bahamas: We sublease a 5,000-square-foot facility in which we operate our casino adjacent to the Four Seasons Resort Great Exuma at Emerald Bay in The Bahamas. Such sublease has an initial term of 20 years, commencing in December 2005, with a 20-year renewal option.

Rivière: We own approximately 517 acres of land approximately 10 miles south of downtown Baton Rouge, Louisiana. We also own an additional 58 acres through a co-ownership with a third party where we own 83 1/3% and a third party owns a 16 2/3% interest. We are actively seeking the partition of such acreage with the third-party minority owner. We intend to build our $250 million Rivière casino-hotel in East Baton Rouge Parish, and expect to open the project in 2010, subject to approval of the LGCB.

Atlantic City, New Jersey: We own or have under contract to purchase approximately 22 contiguous acres of land at the heart of Atlantic City along the Boardwalk. We have demolished the former casino and plan to demolish certain of the remaining existing structures on the site and build a new casino-resort over the next several years.

Kansas City, Kansas: We have under option 60 acres in Kansas City designated for use in a $650 million gaming entertainment complex. Our proposal on that site has been endorsed by the Unified Government for possible licensing by the Kansas Racing and Gaming Commission. If chosen for licensing, the project will be subject to conditions and regulatory approvals by the Kansas Racing and Gaming Commission.

Central City, Colorado: We own approximately one and one-half acres of gaming-zoned land in Central City, Colorado. In addition, we have an option to purchase an additional six acres of adjoining non-casino zoned land.

Lake Charles, Louisiana: In connection with the purchase of the two entities from Harrah's in 2006, we acquired two dockside riverboat casinos, neither of which are in service. In addition, we acquired approximately nine acres of land containing a non-operating hotel and parking structure. We also acquired two water bottoms leases with the State of Louisiana at the former casino site, which expire in 2010. We plan to use the one license for our Sugarcane Bay project and the other license for our Rivière project.

Substantially all of our real property interests collateralize our obligations under our Credit Facility, except for the real estate owned in Atlantic City, Argentina and the Bahamas. Certain of our newly acquired real property interests are in the process of being pledged under our Credit Facility. For a description of the segments that use the properties described above, please see the section entitled *"Company Overview"* contained in Item 1 of this Annual Report on Form 10-K.

Item 3. Legal Proceedings

Indiana State Sales Tax Dispute: The State of Indiana conducted a sales and use tax audit at our Belterra entity in 2001. In October 2002, we received a proposed assessment in the amount of approximately $3.1 million with respect to the Miss Belterra casino riverboat, including interest and a penalty. We filed a protest in December 2002. The Indiana Department of Revenue (the "IDR") conducted an administrative hearing of our protest on March 24, 2006. On April 24, 2006, the IDR issued a Letter of Findings denying our protest with respect to almost the entire assessment. On May 23, 2006, we filed an appeal of the IDR's findings with the Indiana Tax Court regarding a portion of the original assessment and conceded on a smaller portion (which amount was expensed and paid in the 2006 first quarter). In the 2006 third quarter, the Indiana Tax Court ordered the parties to file summary judgment motions on or before March 9, 2007 for the remaining tax dispute and later extended such filing deadline to May 11, 2007. We filed our summary judgment motion on May 11, 2007, but the IDR failed to file a timely response. We have asked the Court to prohibit any belated or other filings in the case by the IDR due to its failure to file a timely response to our summary judgment motion. While the Court refused to allow the IDR to file a late summary judgment brief, the Court did allow the IDR to proceed with a Motion for Judgment on the Pleadings. We filed a brief in opposition to this IDR Motion for Judgment on the Pleadings. As of December 31, 2007, the remaining disputed assessment is approximately $1.9 million, which amount would be capitalized to the book value of the riverboat if we were unsuccessful in our dispute. Interest and penalties through such date are approximately $908,000. Until such time as this dispute is resolved, the assessment will increase due to ongoing interest costs. We have reserved approximately $798,500 for this matter as of December 31, 2007.

Action by Greek Authorities: Prior to our acquisition of Casino Magic Corp. in 1998, Casino Magic Corp. had a Greek subsidiary that conducted gaming-related operations in Greece in 1995 and 1996. By the time of our acquisition of Casino Magic Corp., the Greek subsidiary had become inactive. In 1995, a Dutch subsidiary of Casino Magic Corp., Casino Magic Europe B.V. ("CME"), performed management services for Porto Carras Casino, S.A. ("PCC"), a joint venture in which CME had a minority interest. Effective December 31, 1995, CME, with the approval of PCC, assigned its interests and obligations under the PCC management agreement to a Greek subsidiary, Casino Magic Hellas S.A. ("Hellas"). Hellas issued invoices to PCC for management fees which accrued during 1995, but had not been billed by CME.

In September 1996, local Greek tax authorities in Thessaloniki assessed a penalty of approximately $3.5 million against Hellas, and an equal amount against PCC, arising out of the presentation and payment of the invoices. The Thessaloniki tax authorities asserted that the Hellas invoices were fictitious, representing an effort to reduce the taxable income of PCC. PCC and Hellas each appealed their respective assessments. The assessment of the fine against PCC was overturned by the Administrative Court of Thessaloniki on December 11, 2000. The court determined that the actions taken by Hellas and PCC were not fictitious but constituted a legitimate business transaction and accordingly overturned the assessment of the fine. The taxing authorities appealed the court's decision. Hellas's appeal was dismissed for technical procedural failures and has not been reinstated; presumably, however, the rationale of the court in the PCC fine matter would apply equally to the Hellas matter.

Under Greek law, shareholders are not liable for the liabilities of a Greek company in which they hold shares, even if the entity is later liquidated or dissolved, and assessments such as these generally are treated as liabilities of the company. Additionally, all of PCC's stock was sold to an unrelated company in December of 1996, and the buyer assumed all of PCC's liabilities.

The Greek taxing authorities assessed such penalties against the subsidiary and against certain former representatives of the Greek subsidiary arising out of the foregoing pre-acquisition activities, and such representatives were also prosecuted and convicted in absentia. We defended those former representatives, one of whom was then a director of our Company and one of whom was then an employee of our Company. Their criminal convictions were overturned by a Greek court in 2003. In October 2005, we learned that the Greek taxing authorities had commenced a new proceeding against the former employee and another former representative of the Greek subsidiary seeking to collect fines and assessments of approximately $6.7 million from these individuals stemming from their status as representatives of the Greek subsidiary. Some or all of the fines and assessments involved in this new action relate to the penalties originally assessed against the Greek subsidiary. We are obligated to indemnify the former employee and have retained counsel to defend him in this current action. The other former representative is now deceased, of which the court has been so advised, hence the prosecution against him has ceased. On June 28, 2007, the former employee was tried in absentia, found guilty and sentenced to five years' imprisonment. However, the court granted a stay of enforcement pending the filing and resolution of an appeal. Counsel for the former employee timely filed the appeal which had the effect of suspending the conviction until the ruling by the Court of Appeals. On October 29, 2007, a hearing was held before the Court of Appeals. The Court of Appeals annulled the decision of the lower court and tried the case again. The Court of Appeals found the former employee guilty for non-payment of taxes because of the former employee's position as Chairman of the Board and Managing Director of the Greek subsidiary. However, the Court of Appeals reduced the criminal penalty to three years' imprisonment. Under Greek law, imprisonment of up to three years can be converted to a monetary penalty. The Court of Appeals converted the penalty into a monetary penalty at the lowest conversion rate per day. On January 9, 2008, the Court of Appeals' decision was officially recorded. On January 14, 2008, we paid a total of approximately $15,000 for the monetary fine on behalf of the former employee. The payment of the monetary fine within one month after the issuance of the decision of the Court of Appeals constituted a satisfaction of the judgment. The former employee has advised us that he has determined not to have a further appeal to the Greek Supreme Court filed on his behalf and we now consider this matter closed.

Insurance Litigation: In April 2006, we filed a $347 million insurance claim for our losses related to our former Casino Magic Biloxi property caused by Hurricane Katrina. We currently estimate that the value of our insurance claim, excluding any litigation claim for interest or bad-faith damages, is approximately $297 million. Such insurance claim includes approximately $171 million for property damage, $120 million for business-interruption loss ($30.0 million of which is caused by insurer delay) and $5.7 million for emergency, mitigation and demolition expenses. Setting aside coverage issues which the insurers are alleging, our insurance carriers have estimated the total loss to be approximately $176 million.

In August 2006, we filed suit in the United States District Court for the District of Nevada against three of our insurance carriers, Allianz Global Risks US Insurance Company, Arch Specialty Insurance Company and RSUI Indemnity Company. There is a coverage dispute based on policy language, among other things, that may impact our recovery. The insurers have taken the position that they may not have to pay anything because their policies contain a Flood exclusion, among other provisions. They claim an allocation needs to be done between wind damage and flood damage. One insurer has requested appraisal of outstanding differences over the amount of the loss; however, the Court has deferred action on this request until after its ruling on the pending motions for partial summary judgment, which are currently set to be heard on March 19, 2008. We believe that there is full coverage because all of the policies specifically say they cover a Weather Catastrophe Occurrence, such as Hurricane Katrina, and the definition of a Weather Catastrophe Occurrence specifically includes any flooding caused thereby. Collectively, our insurance policies with these three insurers provide $300 million of coverage in excess of $100 million of coverage provided to us by insurance policies with other insurers. In total, our policies applicable to the Hurricane Katrina loss provide an aggregate of up to $400 million of coverage for loss caused by a Weather Catastrophe Occurrence (as defined by the policies) and up to $100 million of inclusive coverage for loss caused by a Flood Occurrence (as defined by the policies). Our insurance policies also permit a "replacement" facility to be built anywhere in the United States and these insurers have taken a position that a certain portion of the loss is not covered due to our designation of our River City facility as that replacement.

As noted above, we filed suit in August 2006 in the U.S. District Court for the District of Nevada seeking damages totaling $347 million, but as of December 31, 2007, we estimate the value of such claims at a total of $297 million. Our suit seeks damages equal to the outstanding amount of our claim (now totaling approximately $297 million, less the $105 million paid through September 30, 2007). The suit also seeks unspecified punitive and other damages and prejudgment interest for the improper actions of the defendants in connection with our claim. A summary judgment motion on the issue of coverage was filed by us and the carriers have filed cross-motions. Those motions are currently set to be heard by the court on March 19, 2008. We participated in a mediation with two of these three carriers in September 2007. On February 22, 2008, we agreed to settle our lawsuit against one of the excess carriers, Arch Specialty Insurance Company, in exchange for Arch's agreement to pay us approximately $36.8 million out of its policy layer providing $50 million of coverage, as part of $100 million of coverage excess of $150 million of coverage. Arch's payment to us is due on or before March 17, 2008. The recent settlement implies a negotiated level of loss less than our claimed amount of $297 million, but we have preserved all of our rights to pursue our full claim, plus interest, bad-faith and punitive damages against the two remaining insurance carriers, Allianz (which provides $50 million of coverage immediately below Arch's layer) and RSUI (which provides $50 million of coverage at the same layer as Arch and an additional $150 million of coverage above that layer), for their respective shares of our total hurricane-related damage and consequential loss in Biloxi. The United States District Court for the District of Nevada recently agreed that in conjunction with our bad-faith claim against Allianz, we can conduct discovery on that insurance carrier's actions in numerous other hurricane-related claims.

On November 15, 2006, we and the insurance carriers reached a stipulation in which the defendants agreed to the designation of the River City casino-hotel project as a replacement for Casino Magic Biloxi. Although the River City casino-hotel is expected to cost more than it would have cost to rebuild and repair Casino Magic Biloxi, recovery under the policies is nevertheless limited to the lesser of what would have been the cost to rebuild and repair Casino Magic Biloxi or the actual cost incurred in constructing the River City casino-hotel. Subsequent to this stipulation, the insurers have taken the position that a certain portion of the loss is not covered due to our designation of the River City facility as a replacement for Casino Magic Biloxi.

We anticipate that any negotiated or litigated resolution of our remaining insurance claim will be protracted. There can be no assurances that our estimate of damages will be sustained or that we will be fully compensated for all losses sustained due to the closure of the Biloxi facility or that we will be paid on a timely basis.

Cumulatively, as of December 31, 2007, we have received $105 million in advances toward our insurance claim. As of such date, the insurers have not designated the advances as being specific to any particular part of the claim. Therefore, the advances have offset the depreciated book value of the destroyed assets and certain insured expenses. To the extent these advances exceeded such expenses and depreciated book value, the difference (currently $21.5 million) is recorded as a deferred gain on our Consolidated Balance Sheets.

Our ultimate insurance claim and recovery amounts are based on replacement costs rather than book value and are computed differently from, and likely to be substantially larger than, the asset write-offs and insured expenses. Management believes that the replacement cost of the assets that were destroyed is substantially in excess of their depreciated book value. We are also insured for lost profits as a result of the damage, but will not book such profits until the claim is resolved. As a result, when the insurance claim is ultimately resolved, management expects to record a significant accounting gain. Such gain would reflect the foregone profits and the difference between the cost of a new facility that could be built today and the depreciated book value of the facility that was destroyed.

Argentine Matters: We previously reported that we learned that a small number of employees of our Argentine subsidiary participated in transactions with certain third parties to transfer funds to Argentina using our Argentine subsidiary's U.S. bank account. These transactions may not have complied with certain laws of Argentina, principally the currency exchange control laws. Based on an independent investigation of this matter, the amount of funds transferred totaled approximately $1.7 million in the aggregate and it does not appear that any funds of our subsidiary were misappropriated. We have reported the transactions to the Argentine authorities and have terminated certain of our employees in Argentina. We also have informed our U.S. state gaming regulators of this matter. At this time, we do not know whether our Argentine subsidiary will have to pay a penalty or be subject to other consequences as a result of the transactions.

Jebaco Litigation: On August 9, 2006, Jebaco, Inc. ("Jebaco") filed suit in the U.S. District Court for the Eastern District of Louisiana against Harrah's Operating Co., Inc., Harrah's Lake Charles, LLC, Harrah's Star Partnership, Players LC, LLC, Players Riverboat Management, LLC, Players Riverboat II, LLC, and Pinnacle Entertainment, Inc. The lawsuit arises out of an agreement between Jebaco and Harrah's (as successor in interest to the various Players defendants) whereby Harrah's is obligated to pay Jebaco an annual fee based on the number of patrons entering Harrah's two Lake Charles, Louisiana riverboat casinos. In November 2006, we closed the transaction to acquire the Harrah's Lake Charles subsidiaries, including the two riverboats. The lawsuit filed by Jebaco asserts that Harrah's, in ceasing gaming operations in Lake Charles and ceasing payments to Jebaco, breached its contractual obligations to Jebaco and asserts damages of approximately $34.0 million. Jebaco also asserts that our agreement with Harrah's violates state and federal antitrust laws. The lawsuit seeks antitrust damages jointly and severally against both us and Harrah's based on a trebling of the $34.0 million in damages Jebaco alleges it has suffered. The defendants have answered the complaint, denying all claims and asserting that the lawsuit is barred, among other reasons, because of the approval of our transaction with Harrah's by the Louisiana Gaming Control Board and the lack of antitrust injury to Jebaco. In January of 2007, all of the defendants moved to dismiss all of the claims of the complaint, which motions were heard on July 18, 2007. The motions to dismiss are under submission and have not yet been ruled on by the court. Trial has been set for October 27, 2008.

Other: We are a party to a number of other pending legal proceedings. Management does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect on our financial position, cash flows or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is quoted on the New York Stock Exchange under the symbol "PNK". The table below sets forth the high and low sales prices of our common stock as reported on the New York Stock Exchange:

	Price Range	
	High	Low
2007		
Fourth Quarter	$29.75	$22.78
Third Quarter	31.00	24.36
Second Quarter	31.34	27.07
First Quarter	36.17	27.85
2006		
Fourth Quarter	$37.40	$28.24
Third Quarter	30.97	23.69
Second Quarter	32.09	26.87
First Quarter	31.25	24.32

As of February 25, 2008, there were 2,567 stockholders of record of our common stock.

Dividends: We did not pay any dividends in 2007, 2006 or 2005. Our indentures governing our 7.50% senior subordinated notes due 2015, 8.25% senior subordinated notes due 2012 and 8.75% senior subordinated notes due 2013 and existing Credit Facility limit the amount of dividends that we are permitted to pay. The Board of Directors does not anticipate paying any cash dividends on our common stock in the foreseeable future, as our financial resources are being reinvested into the expansion of our business.

Share Repurchase: During the fourth quarter ended December 31, 2007, we did not make any purchases of the Company's equity securities.

Sales of Unregistered Equity Securities: During the fiscal year ended December 31, 2007, we did not issue or sell any unregistered equity securities.

Stock Performance Graph

The stock performance graph and related information presented below is not deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference into such a filing.

Set forth below is a graph comparing the cumulative total stockholder return for Pinnacle's common stock with the cumulative total returns for the New York Stock Exchange Composite Index (the "NYSE Composite Index") and the Dow Jones US Gambling Index. The total cumulative return calculations are for the period commencing December 31, 2002 and ending December 31, 2007, and include the reinvestment of dividends. The stock price performance shown in this graph is neither necessarily indicative of, nor intended to suggest, future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Pinnacle Entertainment, Inc., the NYSE Composite Index
and the Dow Jones US Gambling Index


$600
$500
$400
$300
$200
$100
$0
12/02
12/03
12/04
12/05
12/06
12/07
Pinnacle Entertainment, Inc.
NYSE Composite Index
Dow Jones US Gambling Index

	12/31/02	12/31//03	12/31/04	12/31/05	12/31/06	12/31/07
Pinnacle Entertainment, Inc.	$100.00	$134.49	$285.43	$356.57	$478.21	$339.97
NYSE Composite Index	$100.00	$131.73	$151.45	$165.62	$199.52	$217.21
Dow Jones US Gambling Index	$100.00	$154.64	$205.81	$208.77	$304.21	$349.24

* Assumes $100 invested on December 31, 2002 in Pinnacle's common stock, the NYSE Composite Index and the Dow Jones US Gambling Index. Total return assumes reinvestment of dividends. Values are as of December 31 of each year.

Item 6. Selected Financial Data

The following selected financial information for the years 2003 through 2007 was derived from our consolidated financial statements. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the audited Consolidated Financial Statements and related notes thereto.

	For the year ended December 31,				
	2007(a)(b)	2006(b)	2005(c)	2004(d)	2003
	(in millions, except per share data)				
Results of Operations:					
Revenues	$ 923.7	$ 912.4	$ 668.5	$ 466.5	$ 440.6
Operating income	14.5	95.9	32.3	69.2	26.3
Income (loss) from continuing operations	(1.4)	61.9	(0.1)	2.2	(34.6)
Income (loss) from continuing operations per common share:					
Basic	$ (0.02)	$ 1.30	$ 0.00	$ 0.06	$ (1.34)
Diluted	$ (0.02)	$ 1.26	$ 0.00	$ 0.06	$ (1.34)
Other Data:					
Capital expenditures	$ 545.6	$ 186.5	$ 193.9	$ 209.6	$ 89.9
Ratio of Earnings to Fixed Charges (e)	—	2.57	—	1.02	—
Cash flows provided by (used in):					
Operating activities	$ 153.4	$ 206.5	$ 61.7	$ 30.4	$ 55.4
Investing activities	(566.2)	(459.3)	(138.6)	(109.1)	(181.6)
Financing activities	414.6	294.1	23.2	181.4	109.1
Balance Sheet Data—December 31:					
Cash, restricted cash and equivalents	$ 197.3	$ 216.7	$ 156.5	$ 287.8	$ 229.0
Total assets	2,193.5	1,737.8	1,244.9	1,208.8	954.9
Long-term debt	841.3	774.3	657.7	640.5	645.9
Stockholders' equity	1,052.4	694.6	427.8	415.2	200.9

(a) The financial results for 2007 include Lumière Place Casino since its opening in mid-December and a majority of L'Auberge du Lac's new guestrooms in late December.

(b) In 2006, we completed the sale of our two card club casinos and our Casino Magic Biloxi site and certain related assets. In accordance with generally accepted accounting principles ("GAAP"), these assets and related liabilities were reclassified to "assets held for sale" as of December 31, 2005 and the financial results reflect the Casino Magic Biloxi and card club operations as discontinued operations for all periods presented. This had no effect on previously reported net income (loss). Loss from discontinued operations, net of income tax, was $21,000 for the year ended December 31, 2007. Income from discontinued operations, net of income taxes, in the years 2006 through 2003 were $15.0 million, $6.2 million, $6.9 million, and $6.4 million, respectively. The financial results for 2006 reflect the May 2006 opening of The Casino at Emerald Bay, The Admiral Riverboat Casino acquisition in December 2006 and net proceeds of approximately $44.7 million related to our terminated merger agreement with Aztar Corporation.

(c) The financial results for 2005 reflect the May 2005 opening of L'Auberge du Lac, the July 2005 opening of a replacement casino in Neuquén, Argentina, and the former Embassy Suites Hotel, recently refurbished and renamed HoteLumière.

(d) The financial results for 2004 reflect the May 2004 opening of a 300-guestroom expansion and amenity expansion at Belterra Casino Resort.

(e) In computing the ratio of earnings to fixed charges: (x) earnings were the income from continuing operations before income taxes and fixed charges and excluding capitalized interest; and (y) fixed charges were the sum of interest expense, amortization of debt issuance costs, capitalized interest and the estimated interest component included in rental expense. Due principally to our large non-cash charges deducted to compute such earnings, earnings so calculated were less than fixed charges by $48.5 million, $24.5 million and $47.0 million for the fiscal years ended December 31, 2007, 2005 and 2003, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with, and is qualified in its entirety by, our audited Consolidated Financial Statements and the notes thereto, and other filings with the Securities and Exchange Commission.

Overview and Summary

Pinnacle Entertainment, Inc. is a leading developer, owner and operator of casinos and related hospitality and entertainment facilities. We currently operate six domestic casino destinations, including Lumière Place in downtown St. Louis, where we began the complex's phased opening with the casino and several restaurants on December 19, 2007, followed by the opening of the two hotels and other amenities in early 2008. Internationally, we operate several small casinos in Argentina and one in The Bahamas.

Our long-term strategy is to maintain and improve each of our existing casinos; to build new resorts that produce returns above our cost of capital; and to develop the systems to tie all of our casinos together into a national gaming network. Hence, we are developing new, high-quality gaming properties in attractive gaming markets; we are maintaining and improving our existing properties with disciplined capital expenditures; we are developing a customer loyalty program designed to motivate customers to continue to patronize our casinos; and we may make strategic acquisitions at reasonable valuations, when and if available. During 2007 and early 2008, we made significant progress toward achieving our long-term strategy.

On December 19, 2007, we opened portions of Lumière Place-St. Louis, our largest and most ambitious investment to date, in downtown St. Louis, Missouri, including the 75,000-square-foot casino and certain restaurants. In the first quarter of 2008, we opened HoteLumière, additional restaurants, retail outlets, and a luxury spa. Also, in the first quarter of 2008, we opened the Four Seasons Hotel St. Louis, which we own and have entered into a long-term agreement with Four Seasons Hotels Limited to manage. A group led by famed chef Hubert Keller manages two of our restaurants. In April 2008, we plan to open a pedestrian tunnel, which will link Lumière Place to the America's Center convention center, the Edward Jones domed stadium and the city's central business district.

We have a number of projects at various stages of development. In south St. Louis County, Missouri, we began foundation work for our River City casino, which we expect to open in mid-2009. In Lake Charles, Louisiana, we plan to build the Sugarcane Bay casino and hotel adjacent to L'Auberge du Lac. In East Baton Rouge Parish, Louisiana, we received voter approval in February 2008 permitting construction of our proposed casino-hotel complex on land that we own or control in Baton Rouge. In Atlantic City, New Jersey, we continue to plan and design our casino resort, including demolition of several buildings on our site. We are one of several finalists for a proposed new gaming complex to be located in Kansas City, Kansas. In Central City, Colorado, we own a well-located casino site.

Finally, we are continuing development of the technology and infrastructure required to create a national customer-loyalty program.

In support of our expansion plans and to help fund our development pipeline, we raised $353 million (net proceeds) through a common stock offering. We also received $379 million (net proceeds) from the issuance of 7.50% senior subordinated notes, a portion which was used to refinance and extend a portion of our debt capital. The balance of such proceeds is being used for funding of our development and expansion activities.

We also have an outstanding $297 million insurance claim associated with Hurricane Katrina's destruction of our former Casino Magic Biloxi operations, of which we have collected $105 million as of December 31, 2007. Pursuant to a recent settlement agreement with one of the insurance carriers, we expect to receive an additional approximately $36.8 million in March. This claim is the subject of pending litigation with the two remaining insurance carriers.

RESULTS OF OPERATIONS

The following table highlights our results of operations for the three years ended December 31, 2007, 2006 and 2005. As discussed in Note 12 to our audited Consolidated Financial Statements, we report segment operating results based on revenues and Adjusted EBITDA. Such segment reporting is on a consistent basis with how we measure our business and allocate resources internally. See Note 12 to our audited Consolidated Financial Statements for more information regarding our segment information.

	For the year ended December 31,		
	2007	2006	2005
		(in millions)	
Revenues:			
L'Auberge du Lac	$321.2	$312.3	$148.4
Boomtown New Orleans	162.0	201.5	143.1
Belterra Casino Resort	177.9	172.7	168.8
Boomtown Bossier City	89.7	96.3	95.4
Lumière Place-St. Louis (a)	66.1	13.8	3.8
Boomtown Reno	67.2	87.1	88.2
International (b)	39.2	28.6	20.5
Other	0.4	0.1	0.3
Total revenues	$923.7	$912.4	$668.5
Operating Income	$ 14.5	$ 95.8	$ 32.3
Income (loss) from continuing operations	$ (1.4)	$ 61.9	$ (0.1)
Adjusted EBITDA (c):			
L'Auberge du Lac	$ 75.2	$ 72.4	$ 11.3
Boomtown New Orleans	54.2	81.0	51.4
Belterra Casino Resort	39.3	37.3	39.6
Boomtown Bossier City	17.9	23.0	19.6
Lumière Place-St. Louis (a)	6.1	2.1	0.8
Boomtown Reno	3.5	6.8	10.4
International (b)	12.7	9.2	7.8
Other benefits (costs):			
Corporate expenses	$ (39.8)	$ (29.2)	$ (23.2)
Depreciation and amortization	(81.0)	(69.1)	(55.7)
Pre-opening and development costs	(60.8)	(29.8)	(29.6)
Litigation settlement	—	(2.2)	—
Non-cash share-based compensation	(8.4)	(5.5)	—
Merger termination proceeds, net of expenses	—	44.7	—
Write-downs and other charges, net (d)	(4.5)	—	—
Loss on early extinguishment of debt	(6.1)	—	(3.8)
Other non-operating income (e)	15.5	16.0	3.7
Interest expense, net of capitalized interest	(25.7)	(53.7)	(49.5)
Income tax benefit (expense)	(0.5)	(41.1)	17.3

(a) Our Lumière Place-St. Louis segment includes Lumière Place Casino, which opened on December 19, 2007, the Four Seasons Hotel St. Louis, HoteLumière (the renovated former Embassy Suites Hotel) and The Admiral Riverboat Casino. We acquired The Admiral Riverboat Casino on December 20, 2006. The former Embassy Suites Hotel was closed March 31, 2007 for refurbishment. The restaurant at the former Embassy Suites Hotel remained open throughout the majority of 2007. HoteLumière and the Four Seasons Hotel St. Louis opened in January and February 2008, respectively.

(b) Our International segment includes The Casino at Emerald Bay and Casino Magic Argentina.

(c) We define Adjusted EBITDA as earnings before interest income and expense, income taxes, depreciation, amortization, pre-opening and development costs, non-cash share-based compensation, merger termination proceeds, asset impairment costs and write-downs, corporate level litigation settlement costs, gain (loss) on sale of certain assets, gain (loss) on sale of marketable securities, minority interest, loss on early extinguishment of debt and discontinued operations.

We use Adjusted EBITDA to compare operating results among our properties and between accounting periods. The presentation of Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business segments. Management also reviews pre-opening and development costs separately as such expenses are also included in total project costs when assessing budgets and project returns and because such costs relate to anticipated future revenues and income. EBITDA measures, such as Adjusted EBITDA, are not calculated in the same manner by all companies and accordingly, may not be an appropriate measure of comparing performance among different companies.

(d) Includes $1.0 million in charges associated with the postponed guestroom addition at the Belterra Casino Resort, $2.8 million in charges associated with the HoteLumière refurbishment and $1.0 million associated with the cancelled St. Louis condominium project, which are partially offset by a gain on the sale of a corporate aircraft of $488,000.

(e) Includes interest income of $15.5 million, $14.2 million and $3.7 million for the fiscal years ended December 31, 2007, 2006, and 2005, respectively. Also included is a gain on sale of marketable securities of $1.8 million and minority interest of $100,000 for the twelve months ended December 31, 2006.

Comparison of the year ended December 31, 2007 to December 31, 2006 and to December 31, 2005

Operating Results Consolidated revenues increased to $924 million for the year ended December 31, 2007, compared to consolidated revenues of $912 million for the year ended December 31, 2006. The 2007 year-end revenues reflect continued strong performances at L'Auberge du Lac and Belterra, as well as the benefit of the December 2006 acquisition of The Admiral Riverboat Casino. Those increases were offset by a revenue decline at Boomtown New Orleans, which continues to perform well despite lower year-over-year comparisons with 2006's exceptional post-hurricane-affected results. Gaming revenues increased by $28.2 million for the year ended December 31, 2007, while food and beverage increased by $885,000. Hotel and truck stop/service station revenues were lower for the year ended December 31, 2007 by $6.9 million and $11.5 million, respectively. Our Boomtown Reno truck stop closed on June 15, 2007. Other revenue, comprised primarily of retail, arcade and showroom revenue, decreased slightly in 2007 from 2006.

Revenues rose to $912 million for the year ended December 31, 2006 from $668 million for the year ended December 31, 2005. The increase is the result of a full year of operations at L'Auberge du Lac and limited competition for Boomtown New Orleans in 2006, following Hurricane Katrina. Gaming revenues increased by $217 million for the year ended December 31, 2006, while food and beverage increased by $8.3 million. Hotel revenues increased by $8.9 million for the year ended December 31, 2006, reflecting the September 2005 acquisition of the Embassy Suites in downtown St. Louis and the May 2005 opening of L'Auberge du Lac. Other revenue, comprised primarily of retail, arcade and showroom revenue, increased by $8.5 million to $23.7 million for the year ended December 31, 2006, again due primarily to a full year of such operations at L'Auberge du Lac.

Each segment's contribution to the operating results was as follows:

L'Auberge du Lac revenues increased to $321 million for the year ended December 31, 2007, a 2.9% increase from $312 million for the year ended December 31, 2006. The increase in revenues contributed to an increase in Adjusted EBITDA to $75.2 million for the year ended December 31, 2007, from $72.4 million for the year ended December 31, 2006. In December 2007, L'Auberge du Lac opened 208 guestrooms of its new 252-guestoom expansion. Hotel occupancy, inclusive of the additional guestrooms that opened in late December 2007, was 92.4% for the year ended December 31, 2007.

We opened L'Auberge du Lac on May 26, 2005. Revenues rose to $312 million for the twelve months of operations in 2006, a 111% increase from the $148 million earned in the seven months of operations in 2005. Adjusted EBITDA was $72.4 million for the year ended December 31, 2006 versus $11.3 million for the year ended December 31, 2005.

Boomtown New Orleans revenues and Adjusted EBITDA were $162 million and $54.2 million, respectively, for the year ended December 31, 2007. Such results reflect a considerable improvement in business levels as compared to pre-Hurricane Katrina periods, consistent with both the increase in population in the West Bank community in which Boomtown New Orleans operates and the ongoing regional rebuilding efforts. In comparison, pre-Hurricane Katrina revenues and Adjusted EBITDA for the fiscal year ended December 31, 2004 were $111 million and $32.2 million, respectively.

In 2006, Boomtown New Orleans operated with limited competition in both the New Orleans and the Gulf Coast Region for the first half of the year with business levels moderating at the end of the year, once significant competition had reopened. Consequently, revenues and Adjusted EBITDA for the year ended December 31, 2006 were $201 million and $81.0 million, respectively.

For the year ended December 31, 2005, revenues and Adjusted EBITDA were $143 million and $51.4 million, respectively, including the exceptional post-Hurricane Katrina fourth quarter results.

Belterra Casino Resort revenues increased to $178 million for the year ended December 31, 2007, compared to $173 million for the year ended December 31, 2006. A successful marketing plan designed to increase gaming customers and hotel occupancy contributed to a 1.8% increase in gaming revenues and an 11.1% increase in hotel revenues for the year ended December 31, 2007. The increase in revenues contributed to the 5.3% increase in Adjusted EBITDA to $39.3 million for the year ended December 31, 2007, compared to $37.3 million for the year ended December 31, 2006. In August 2007, five new retail shops opened and in December 2007, the refurbishment of 11 of the high-end suites was completed.

In May 2007, the Governor of Indiana signed legislation approving the installation of 2,000 slot machines in each of two racetracks in the Indianapolis area, thereby significantly expanding the gaming capacity in this market. As a result, we postponed indefinitely our planned 250-guestroom addition, which resulted in a $1.0 million write-off of accumulated project costs, which amount is excluded from the calculation of Adjusted EBITDA.

Belterra's revenues increased to $173 million for the year ended December 31, 2006, compared to $169 million for the year ended December 31, 2005, while Adjusted EBITDA decreased to $37.3 million for the year ended December 31, 2006 from $40.0 million for the year ended December 31, 2005. The decrease in Adjusted EBITDA was partially due to increased gaming taxes and additional taxes incurred from a previous sales and use tax audit. In November 2006, the new access road opened at Belterra and a new competing resort-casino opened approximately 100 miles from Belterra that competes with us for customers from Louisville and Indianapolis, which are secondary and tertiary markets for Belterra.

Boomtown Bossier City revenues and Adjusted EBITDA decreased to $89.7 million and $17.9 million for the year ended December 31, 2007, compared to $96.3 million and $23.0 million for the year ended December 31, 2006, and $95.4 million and $19.6 million for the year ended December 31, 2005, respectively. The Bossier City/Shreveport gaming market is competitive, with four dockside riverboat casino-hotels and a racetrack operation. In addition, the Bossier City/Shreveport gaming market, which is approximately 188 miles east from Dallas/Fort Worth, competes with Native American gaming in southern Oklahoma located approximately 60 miles north of Dallas/Fort Worth. Such Native American casinos continue to expand, including the addition of table games in early 2005.

In 2006, we acquired a barge that we intend to convert to an arrival facility for guests of our riverboat casino. The arrival facility will adjoin our casino and offer escalators, making it easier for customers to travel among the three levels of our riverboat casino. Our operating results for 2006 reflect the benefit of a temporary increase in the local population due to the hurricanes in southern Louisiana, as well as reduced regional competition.

Our ***Lumière Place-St. Louis*** operations include the Lumière Place Casino, HoteLumière, the Four Seasons Hotel St. Louis, The Admiral Riverboat Casino and other amenities. The Four Seasons Hotel St. Louis and HoteLumière began operations in the first quarter of 2008. For the year ended December 31, 2007, the Lumière Place-St. Louis operations generated revenues of $66.1 million, including $5.5 million associated with the first 12 days of operations at Lumière Place Casino. Adjusted EBITDA for the year ended December 31, 2007 was $6.1 million compared to the $2.1 million for the year ended December 31, 2006, primarily from a full year of operations of The Admiral Riverboat Casino.

In connection with the renovation of HoteLumière, we wrote off $2.8 million related to furniture, fixtures and equipment that had been replaced as part of the hotel refurbishment. Also, we are in discussions with a local partner and a construction lender about dissolving our joint venture to develop a $25 million, 10-story luxury condominium project in Laclede's Landing near Lumière Place-St. Louis. Through our affiliate, we have contributed approximately $1.3 million in expenses and our local partner has contributed a portion of the project real property. In connection with the anticipated dissolution of the joint venture, we wrote off $1.0 million of accumulated project costs. Such write-offs were excluded from the calculation of Adjusted EBITDA.

Boomtown Reno revenues and Adjusted EBITDA were $67.2 million and $3.5 million, respectively, for the year ended December 31, 2007, compared to $87.1 million and $6.8 million, respectively, for the year ended December 31, 2006. The decreases in revenues and Adjusted EBITDA are primarily due to the June 15, 2007 closure of the Boomtown truck stop, which sold fuel at low margins. The truck stop closure also resulted in fewer casino customers.

We closed the truck stop to facilitate construction of the neighboring Cabela Inc.'s branded sporting goods store, which opened on November 16, 2007. The parking for Cabela's utilizes the former truck stop location. The Cabela's store has not resulted in as many incremental casino customers as we envisioned. We have entitlements for a new satellite casino and travel plaza that could be built at a different location on the property's 490 acres of available land.

Boomtown Reno's revenues and Adjusted EBITDA decreased to $87.1 million and $6.8 million, respectively, for the year ended December 31, 2006, compared to $88.2 million and $10.4 million, respectively, for the year ended December 31, 2005, primarily from the decrease in gaming revenues due to increased competition. Although truck stop/service station revenues increased, fuel sales have significantly lower margins than gaming revenues. As a result, shifts to fuel sales from gaming revenue adversely affected Adjusted EBITDA. Additionally, medical costs were approximately $1.4 million higher for the year ended December 31, 2006 than for the year ended December 31, 2005.

Our ***International*** segment includes Casino Magic Argentina and The Casino at Emerald Bay in The Bahamas. Revenues and Adjusted EBITDA for the year ended December 31, 2007 rose to $39.2 million and $12.7 million, respectively, from $28.6 million and $9.2 million, respectively, for the year ended December 31, 2006. The increase in revenues is primarily due to a $9.3 million increase in gaming revenues, primarily at our Casino Magic Argentina operation. We are building a 32-guestroom hotel adjoining our principal casino in Neuquén, Argentina. The new hotel is expected to cost approximately $13.0 million and is being funded through the property's existing cash balances and operating cash flows.

For the year ended December 31, 2006, revenues grew 39.5% to $28.6 million from $20.5 million for the year ended December 31, 2005, primarily due to a full year of operations at our larger replacement casino in the city of Neuquén, Argentina. Adjusted EBITDA increased to $9.2 million for the year ended December 31, 2006 from $7.8 million for the year ended December 31, 2005.

Depreciation and amortization expense for the fiscal years ended December 31, 2007, 2006 and 2005 were $81.0 million, $69.1 million, and $55.7 million, respectively. The increase in depreciation expense for the year ended December 31, 2007 is primarily due to the St. Louis segment operations, which includes a full year of depreciation for The Admiral Riverboat Casino, which we acquired in December 2006. The increase in depreciation expense for the year ended December 31, 2006 is primarily due to a full year of depreciation for L'Auberge du Lac, which we opened in May 2005.

Pre-opening and development costs for the fiscal years ended December 31, 2007, 2006 and 2005 were $60.8 million, $29.8 million and $29.6 million, respectively. The pre-opening and development costs for 2007 were primarily related to the St. Louis development activities, the Atlantic City development and our Sugarcane Bay project. The pre-opening and development costs for 2006 were primarily related to the St. Louis development activities and our other acquisitions and expansions during 2006. In 2005, pre-opening and developments costs were primarily related to the opening of L'Auberge du Lac, as well as early stages of the St. Louis development activities.

Corporate expenses were $39.8 million for the year ended December 31, 2007, compared to $29.2 million and $23.2 million for the years ended December 31, 2006 and 2005, respectively. The increase in corporate expenses is due to the hiring of additional corporate staff in support of our expanding operations.

Write-off and other charges, net We incurred asset write-downs and other charges of $4.5 million associated with the postponed 250-guestroom addition at Belterra Casino Resort ($1.0 million), the renovation activities at HoteLumière ($2.8 million) and the cancelled St. Louis condominium project ($1.0 million). Partially offsetting these charges was a gain on the sale of a corporate aircraft of $488,000. All of these transactions were excluded from the calculation of Adjusted EBITDA.

2006 litigation settlement reserve In the fourth quarter ended December 31, 2006, we recorded a $2.2 million litigation settlement reserve involving our former chairman. The suit was settled in the first quarter of 2007 for an amount approximating the litigation reserve.

Other non-operating income consists primarily of interest income of $15.5 million, $14.2 million and $3.7 million for fiscal years ended December 31, 2007, 2006 and 2005, respectively. The 2007 increase reflects higher interest rates and higher cash levels in the first half of the year. The 2006 period also includes a gain of $1.8 million on the sale of Aztar Corporation common stock sold in the third quarter of 2006.

Interest expense, net of capitalized interest was $25.7 million, $53.7 million and $49.5 million for the fiscal years ended December 31, 2007, 2006 and 2005, respectively. The decrease in 2007 from 2006 is the result of a significant increase in the portion of interest expense that was capitalized in the 2007 period. Such increase primarily reflected amounts invested into Lumière Place, which opened late in the year, and Atlantic City.

Loss on early extinguishment of debt During the 2007 second quarter, we issued fixed-rate eight-year 7.50% senior subordinated debt at an effective yield of 7.75% to maturity. A majority of the proceeds were used to retire $275 million of floating rate secured term debt and to purchase $25.0 million in principal amount of our 8.25% senior subordinated notes. These transactions resulted in a write-off of $6.1 million of debt issuance costs in 2007. There were no debt issuance costs written off in 2006.

In December 2005, we entered into (and subsequently amended) a new credit facility that reduced our borrowing costs and provided more flexible covenants. In early 2005, we retired the remaining portion of our 9.25% senior subordinated notes using borrowings from the prior credit facility. Although advantageous to our overall capital structure, we incurred charges of $3.8 million in 2005 related to unamortized debt issuance costs and similar items associated with the retired debt.

Merger termination proceeds The 2006 results reflect net proceeds of approximately $44.7 million related to our terminated merger agreement with Aztar Corporation. The gross breakup fee from the merger agreement was $78.0 million. The difference reflects legal, financing fees and other costs related to the terminated merger agreement.

Income tax (expense) benefit Our 2007 effective income tax rate for continuing operations was 25.1%, or a benefit of approximately $0.5 million, as compared to 39.9%, or an expense of $41.1 million, in the prior year. While our rate benefited from the reversal of certain FIN 48 accruals resulting from the final resolution of tax matters with taxing authorities and federal hiring tax credits, the lower than expected rate was primarily due to the effects of nondeductible expenses such as the gaming tax add-back for Indiana income tax purposes, certain lobbying expenditures and the recording of a valuation allowance against certain deferred tax assets associated with our Argentine subsidiary.

Discontinued operations We completed the sale of our Crystal Park Casino card club in April 2006, our leasehold interest and related receivables in the Hollywood Park Casino card club in July 2006 and our Casino Magic Biloxi site and certain related assets in November 2006.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2007, we had $191 million of cash, and cash equivalents and approximately $279 million of availability under our Credit Facility (see discussion below). We estimate that approximately $100 million of cash is currently used to fund our casino cages, slot machines and day-to-day operating accounts. We generally produce significant positive cash flows from operations, though this is not always reflected in our reported net income due to large depreciation charges and other non-cash costs.

Our working capital (current assets less current liabilities, excluding restricted cash) was $69.5 million at December 31, 2007, versus $75.5 million at December 31, 2006.

Cash provided by operations was $153 million for the year ended December 31, 2007, compared to $207 million for the 2006 period, which included net merger termination proceeds of $44.7 million and excess insurance proceeds of approximately $16.7 million.

Cash invested in property and equipment for the year ended December 31, 2007 was $546 million, including approximately $321 million for Lumière Place-St. Louis, $18.3 million for our River City casino-hotel, $69.8 million for L'Auberge du Lac and $21.4 million for Baton Rouge, compared to $187 million for the year ended December 31, 2006, which included approximately $103 million for construction at Lumière Place (including the purchase of land adjacent to the project) and $19 million at River City project. Additionally, in 2006, we invested approximately $334 million for acquisitions of the Atlantic City site and the two Harrah's entities, and approximately $41.0 million to purchase The Admiral Riverboat Casino, in each case, including working capital and net of cash acquired in the transactions.

In 2008 and for the next several years, our anticipated capital needs include the following:

- In connection with our River City project, we have entered into a lease and development agreement with the St. Louis County Port Authority. Pursuant to the terms of the lease and development agreement, the project is to be developed in two phases. In the first phase, we are required to invest $375 million, and in the second phase $75 million. The gaming facilities are scheduled to be completed and open to the public by May 1, 2009. We have cumulatively invested approximately $49.7 million in capital expenditures and pre-opening costs as of December 31, 2007, on the River City project;
- In June 2007, the LGCB approved our architectural plans for the proposed $350 million Sugarcane Bay project to be built adjacent to our L'Auberge du Lac facility in Lake Charles, Louisiana. We are required to complete specific milestones within certain timeframes and complete construction within 18 months of commencing excavating and grading work for the foundations, subject to certain approvals by the LGCB;

- In February 2008, voters in the East Baton Rouge Parish approved the site for our proposed casino-hotel entertainment complex in Baton Rouge, Louisiana, named Rivière. We had previously received approval from the LGCB for this project. Construction will still require zoning and other local approvals. The first phase of Rivière, which is expected to cost approximately $250 million, is designed to include a casino, a 100-guestroom high-end hotel and several entertainment and dining options. Subsequent phases (which may be developed in partnership with others) are currently designed to include additional hotel rooms, a health club, spa and pool area, championship golf course, an equestrian center, and a creative residential and retail district. Similar to Sugarcane Bay, we are required to complete specific milestones within certain timeframes and complete construction of the first phase within 18 months of commencing excavating and grading work for the foundations, subject to certain approvals by the LGCB;

- In December 2007, the Unified Government of Wyandotte County/Kansas City, Kansas endorsed our plan as one of three proposals sent to state officials for consideration. The State's enabling legislation calls for one casino license in Wyandotte County and that license must have local approval. There are also other proposals competing for the same gaming license in Wyandotte County, including proposals from the neighboring city of Edwardsville. Our proposed entertainment resort features a 100,000-square-foot casino and a 500-guestroom hotel. The gaming complex anchors a 100,000-square-foot convention center, including a 50,000-square-foot venue for concerts and live events. Our development proposal is currently expected to involve an investment of approximately $650 million;

- We continue to design our Atlantic City project, which for a resort of this size is expected to take at least two to three years from the date of our acquisition of the site in November 2006. The construction will then require approximately three to four additional years to complete at an anticipated investment substantially larger than any of our other projects;

- We intend to oversee the development at a future date of at least $50 million for real estate projects in downtown St. Louis, Missouri, which we are required to complete by December 2012. The total cost of such projects must be at least $50 million; however, our investment in such projects can be substantially less, as such projects may be developed in partnership with others;

- We have plans for $150 million of capital spending for an expansion project at Boomtown New Orleans. Such plans would include an upscale hotel, the first guestrooms at this property, and other upgrades. This also includes replacing the three-level casino riverboat with a large single-deck casino boat, similar to the casino at L'Auberge du Lac;

- In the second quarter of 2007, we closed Boomtown Reno's truck stop to accommodate the construction of a Cabela's Inc. branded outdoor sporting goods store, which opened in November 2007. During the third quarter of 2007, we completed the demolition of the truck stop and have entitlements for a new satellite casino and travel plaza to be built on approximately 23 acres at a different location on the property's 490 acres of available land. We continue to evaluate other opportunities to develop, sell or otherwise monetize our remaining excess acres of available land. We are also currently evaluating a potential investment to refurbish the existing casino-hotel;

- We are building a 32-guestroom hotel adjoining our principal casino in Neuquén, Argentina. Our investment is expected to be approximately US$13 million and is being funded through the property's existing cash balances and operating cash flows; and

- We intend to continue to maintain our current properties in good condition and estimate that this will require maintenance capital spending of approximately $35 million per year.

In January 2007, we consummated the public offering of 11.5 million newly issued common shares (including over-allotment shares) at $32.00 per share, resulting in net proceeds to us of approximately $353 million after underwriters' fees and expenses, which funds are for general corporate purposes and to fund one or more of our capital projects.

In early 2006, we consummated the public offering of 6.9 million newly issued common shares (including over-allotment shares) at $27.35 per share, resulting in net proceeds to us of approximately $179 million after underwriters' fees and expenses, which funds were used for general corporate purposes.

Second Amended and Restated Credit Facility

In December 2005, we entered into a $750 million amended and restated credit facility (the "Credit Facility"). In November 2006, we amended the Credit Facility to, among other things, increase the overall size of the facility to $1 billion, including a $625 million revolving credit facility, a $275 million funded term loan facility and a $100 million delayed-draw term loan facility.

In June 2007, we repaid the $275 million term loan facility and elected to allow the $100 million delayed-draw term loan to expire undrawn on July 2, 2007. Consequently, our Credit Facility currently consists of a $625 million revolving credit facility that matures in December 2010. Utilization of our Credit Facility is currently limited to $350 million by the indenture governing our 8.75% senior subordinated notes due 2013, which notes become callable in 2008.

As of December 31, 2007, our indebtedness of $841 million consists of $50 million drawn on our Credit Facility, $385 million aggregate principal amount of 7.50% senior subordinated notes due 2015, $275 million aggregate principal amount of 8.25% senior subordinated notes due 2012, $135 million aggregate principal amount of 8.75% senior subordinated notes due 2013 and certain other debt.

At December 31, 2007, we had issued approximately $21.2 million of irrevocable letters of credit, which includes $10.0 million related to our ongoing commitments required by our redevelopment agreement in St. Louis, $3.0 million associated with our River City project and $8.2 million for various self-insurance programs. As of February 25, 2008, of the $350 million available for use under our Credit Facility, we have drawn $140 million and $21.2 million was utilized under various letters of credit.

We are obligated to make mandatory prepayments of indebtedness under the Credit Facility from the net proceeds of certain debt offerings and certain asset sales and dispositions. No such payments have been made or are required at this time. In addition, we are required to prepay borrowings under the Credit Facility with a percentage of our "Excess Cash Flow" as defined in the Credit Facility. No such payments have been made, nor does management believe such payments will be required in the foreseeable future, as the definition of excess cash flow incorporates capital spending activities in a given year and our capital expenditure plans are substantial. We have the option to prepay all or any portion of the indebtedness under the Credit Facility at any time without premium or penalty.

For borrowings under the Credit Facility the interest rate is computed as a margin over LIBOR based on our "Consolidated Leverage Ratio" as defined in the Credit Facility. Such margin was 1.50% and LIBOR was 5.21% as of December 31, 2007. The Credit Facility also bears commitment fees, which are based on our Consolidated Leverage Ratio. Under the Credit Facility, at least 40% of our total funded debt obligations must be subject to fixed interest rates or hedge agreements or other interest rate protection agreements. As of December 31, 2007, approximately 94.1% of our debt was at fixed versus floating interest rates.

The Credit Facility has, among other things, restrictive financial covenants and capital spending limits and other affirmative and negative covenants. The obligations under the Credit Facility are secured by most of our assets and those of our domestic restricted subsidiaries, including a pledge of the equity interests in our domestic restricted subsidiaries. Our obligations under the Credit Facility are also guaranteed by our domestic restricted subsidiaries. Our subsidiaries that own the Atlantic City site and related parcels of land, our Argentine and Bahamian operations, our airplane and certain other assets, are unrestricted subsidiaries under the Credit Facility. We are in compliance with all such covenants as of December 31, 2007.

The Credit Facility provides for permitted capital expenditures for our Lumière Place and River City projects, maintaining our existing casinos and hotels and for various new projects, all up to certain limits. In certain circumstances, our Credit Facility permits those limits to be increased through asset sales or equity transactions.

Senior Subordinated Indebtedness

In 2003, we issued $135 million in aggregate principal amount of 8.75% of senior subordinated notes due 2013 (the "8.75% Notes"), which notes were issued at 98.369% of par, thereby yielding 9.00% to first call and maturity. In 2004, we issued $300 million in aggregate principal amount of 8.25% senior subordinated notes due 2012 (the "8.25% Notes"), $200 million of which were issued at a price of 99.282% of par, thereby yielding 8.375% to first call and maturity, and $100 million of which were issued later at a price of 105.00% of par, thereby yielding 7.10% to the first call date (7.35% to maturity). Net proceeds of these offerings were used to refinance our then-existing higher coupon senior subordinated notes with maturity dates in 2007.

In June 2007, we issued $385 million in aggregate principal amount of 7.50% senior subordinated notes due 2015 (the "7.50% Notes"). The 7.50% Notes were issued in a private offering conducted pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, at 98.525% of par to yield 7.75% to maturity, with interest payable on June 15 and December 15, beginning December 2007. Net of the original issue discount, initial purchasers' fees and various costs and expenses, proceeds from the offering were approximately $379 million. In connection with the sale of the 7.50% Notes, we entered into a registration rights agreement with the initial purchasers of the 7.50% Notes. Under the registration rights agreement, we have agreed to file a registration statement with respect to an offer to exchange the 7.50% Notes for a new issue of substantially identical notes registered under the Securities Act of 1933, as amended, no later than March 31, 2008. We retired our then-outstanding $275 million term loan, discussed above, and we used a portion of the proceeds to purchase $25.0 million in principal amount of our 8.25% Notes.

Under the indentures governing our 7.50% Notes, 8.25% Notes and 8.75% Notes, we are permitted to incur up to $1.5 billion, $475 million and $350 million in senior indebtedness, respectively, among other debt incurrence baskets. Under our indentures, we may also incur additional indebtedness if, after giving effect to the indebtedness proposed to be incurred, our Consolidated Coverage Ratio (essentially, a ratio of adjusted EBITDA to interest) for a trailing four-quarter period on a pro forma basis (as defined in the indentures) would be at least 2:1. As of December 31, 2007, our Consolidated Coverage Ratio under our two more restrictive indentures was below 2:1. Such ratio was above 2:1 for the indenture governing our 7.50% Notes, as its definition for adjusted EBITDA is different.

The 7.50% Notes, 8.25% Notes and 8.75% Notes are unsecured obligations, guaranteed by all of our domestic material restricted subsidiaries, as defined in the indentures. The indentures governing these notes contain certain covenants limiting our ability and the ability of our restricted subsidiaries to incur additional indebtedness, issue preferred stock, pay dividends or make certain distributions, repurchase equity interests or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets, issue or sell equity interests in our subsidiaries, or enter into certain mergers and consolidations.

The 7.50% Notes, 8.25% Notes and 8.75% Notes become callable at a premium over their face amount on June 15, 2011, March 15, 2008 and October 1, 2008, respectively. Such premiums decline periodically as the bonds near their respective maturities. The 7.50% Notes are redeemable prior to such time at a price that reflects a yield to first call equivalent to the applicable Treasury bond yield plus 0.5 percentage points.

Our ongoing liquidity will depend on a number of factors, including available cash resources, cash flow from operations, compliance with covenants contained in our Credit Facility and indentures, and our ability to access the capital markets. Generally, development of our projects, including River City, Sugarcane Bay and Rivière, are contingent upon regulatory or other approvals that may or may not be achieved. We have purchased land in Atlantic City, New Jersey and Central City, Colorado for development of casino-hotels. We frequently evaluate other potential projects as well. Some of our development projects, including River City and Sugarcane Bay, are being developed pursuant to agreements and conditions with relevant government entities that require minimum investment levels and completion time schedules. We expect that the total cost of our development and expansion projects over the next several years will be several billion dollars. While we will endeavor to stage development and construction of these projects over several years, our proposed projects could strain our financial resources.

Management's intention is to utilize existing cash resources, cash flows from operations, funds available under our Credit Facility and anticipated Biloxi and New Orleans insurance proceeds to fund operations, maintain existing properties, make necessary debt service payments and fund the development of some of our capital projects. The capital required for most of our development and expansion projects exceeds our available resources. Accordingly, construction of most of our projects would require us to access the capital markets. As a result of the turmoil in the capital markets, the availability of financing in the credit markets is constrained, expensive and perhaps unavailable. We can give no assurance as to when financing would be available on more favorable terms. Various projects may have to be postponed or may not make economic sense, or may not be possible to finance, if capital markets do not improve.

While we are proceeding with our development projects, construction and completion of our various projects may require amending the terms of some of our debt and Credit Facility and accessing the capital markets, which would be difficult or expensive under current market conditions. If the credit markets do not improve, we may be forced to adopt one or more alternatives, such as incurring debt on less than favorable terms, delaying or reducing planned development and expansion projects, selling assets, restructuring or modifying debt, or obtaining additional equity financing. Our current stock price, along with the stock prices of many public gaming companies, has declined sharply from the recent historical levels. We may choose to cancel or delay projects rather than issue equity at these levels. This may impair our growth and materially and adversely affect our financial condition, results of operations and cash flow and the returns of investing in our securities. The inability to access the capital markets when needed, or the incurrence of debt on less than favorable terms, may impair our growth and materially and adversely affect our returns from new projects and expansions and our financial condition, results of operations and cash flow and the per share trading price of our common stock. For further discussion of the impact of the current disruption in the credit markets on our development plans, see Part I, Item 1 – Business-*Financing Overview* and Part I, Item 1A—Risk Factors—"*Our substantial funding needs in connection with our development projects, our current expansion projects and other capital-intensive projects, to the extent such projects are undertaken, will require us to raise substantial amounts of money from outside sources. In the near term, the availability of financing may be constrained by current disruptions in the credit markets.*"

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The following table summarizes our contractual obligations and other commitments as of December 31, 2007:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Other
			(in millions)			
Long-Term Debt Obligations (a)	$1,235.9	$ 63.5	$177.0	$390.7	$ 604.7	$—
Capital Lease Obligations	—	—	—	—	—	—
Operating Lease Obligations (b)	580.8	12.6	21.8	20.4	526.0	—
Purchase Obligations: (c)						
Construction contractual obligations (d)	64.1	64.1	—	—	—	—
Other (e)	52.0	31.3	20.0	0.7	—	—
Other Long-Term Liabilities Reflected on the Registrant's Balance sheet under GAAP (f)	34.1	10.5	19.4	2.1	—	2.1
Total	$1,966.9	$182.0	$238.2	$413.9	$1,130.7	$ 2.1

(a) Includes interest obligations associated with the debt obligations outstanding as of December 31, 2007, and through the debt maturity date.

(b) For those lease obligations in which annual rent includes both a minimum lease payment and a percentage of future revenue, the table reflects only the known minimum lease obligation. In addition, the table reflects all renewal options for those lease obligations that have multiple renewal periods.

(c) Purchase obligations represent agreements to purchase goods or services that are enforceable and legally binding on us.

(d) Includes contracts executed as of December 31, 2007 for completion of our Lumière Place project, completing the guestroom expansion project at L'Auberge du Lac, completion of the hotel expansion in Argentina and certain construction related contracts for River City, which contracts are included in the project budgets.

(e) Includes open purchase orders, employment agreements, deferred bonus obligations and the estimated withdrawal liability associated with a union-sponsored multi-employer pension benefit plan.

(f) Includes executive deferred compensation, directors post-retirement plan and FIN 48 reserves. The amount included in the "Other" column includes FIN 48 liabilities which we are unable to make a reasonable reliable estimate of the period of cash settlement with the taxing authority.

The table above excludes certain commitments as of December 31, 2007, for which the timing of expenditures associated with such commitments is unknown, contractual agreements have not been executed, or the guaranteed maximum price for such contractual agreements has not been agreed upon. Such commitments include: (i) the remaining commitment for residential housing, retail, or mixed-use development stipulated by our City of St. Louis redevelopment agreement, which must be completed by December 19, 2012; (ii) the remaining $375 million and $75 million commitments under our lease and development agreement with the St. Louis County Port Authority by May 1, 2009 and May 1, 2012, respectively; (iii) expenditures associated with our proposed expansion and development projects at Boomtown New Orleans, Boomtown Bossier City, Boomtown Reno, Sugarcane Bay, Rivière, Colorado and Atlantic City; (iv) the funding, in certain circumstances, of an additional $5.0 million into an indemnification trust we created in 2005; (v) the $4.0 million to $10.0 million of industrial revenue bonds at Boomtown Reno we have agreed to purchase under certain circumstances, if necessary: (vi) expenditures associated with our proposed gaming and entertainment complex in Kansas City for which we are one of the endorsed applicants for the one gaming license to be granted in Northeastern Kansas.

FACTORS AFFECTING FUTURE OPERATING RESULTS

L'Auberge du Lac: We recently completed an approximately $67 million expansion project that included 252 guestrooms and other amenities. We opened 208 of the guestrooms by December 31, 2007. All of the guestrooms were available by the end of January 2008, bringing the total number of guestrooms to approximately 995.

Boomtown New Orleans: We are planning to construct a 200-guestroom upscale hotel and other upgrades to the property. We also plan to replace the three-level casino riverboat with a large single-deck casino boat, similar to the casino boat at L'Auberge du Lac.

Belterra Casino Resort: In 2007, we added five new retail shops and refurbished 11 of the high-end suites at Belterra. In May 2007, the Governor of Indiana signed legislation authorizing the installation of 2,000 slot machines at each of two racetracks in the Indianapolis metropolitan area. As a result, we postponed indefinitely our planned construction of a 250-guestroom addition due to the significant expansion of gaming capacity in this market. Belterra is located one hour from downtown Cincinnati, Ohio and 80 minutes from Louisville, Kentucky. Belterra is also approximately two hours from Indianapolis, which is the third-largest market for Belterra, after Cincinnati, Ohio and Louisville, Kentucky. Management estimates that residents of the Indianapolis metropolitan area account for approximately 10% of Belterra's casino revenues and approximately 11% of the guests staying at Belterra's 608-guestroom hotel. The expanded racetrack facilities will also compete with Belterra for customers that live between Indianapolis and Cincinnati.

Boomtown Bossier City: We are planning to construct an arrival facility for guests of our dockside riverboat casino. We also plan to refurbish the guestrooms at Boomtown Bossier City and we expect to complete this in late 2008 or early 2009.

Boomtown Reno: The Boomtown truck stop was closed on June 15, 2007 and demolished in July to facilitate completion of the neighboring Cabela's Inc. branded sporting goods store, which opened in November 2007. We have the entitlements to construct a new satellite casino and travel plaza, to replace the truck stop, at a different location on the property's 490 acres of available land. We are planning to refurbish the hotel guestrooms at the property.

Lumière Place–St. Louis: We opened our Lumière Place Casino and certain restaurants in December 2007. We opened the Four Seasons Hotel St. Louis, HoteLumière, additional restaurants, retail outlets, and spa in the first quarter of 2008. We also plan to open a pedestrian tunnel in April 2008. We purchased The Admiral Riverboat Casino in December 2006. The Lumière Place Casino and The Admiral Riverboat Casino compete with four other riverboat casinos in the area.

River City: Development of the River City casino facility requires construction of a new road to the site, which is now underway, including a bridge over an active railroad yard, which is the "critical path" for this project. We began the foundation work for the casino project in the first quarter of 2008. We currently expect our River City project to open mid-2009, subject to licensing by the MGC.

Our River City project is subject to ongoing approval and licensing by the MGC. The issuance of the operating license is subject to, among other requirements, maintaining a fixed-charge coverage ratio (as defined by the MGC) of at least 2:1. Such ratio for the period ended December 31, 2007 was 3.47x. We believe that future operating results should provide sufficient earnings to meet such ratio, however, there is no guarantee that this will be the case.

Sugarcane Bay: In June 2007, the LGCB approved the architectural plans for our proposed Sugarcane Bay casino resort to be built adjacent to our L'Auberge du Lac facility. The Sugarcane Bay project requires a minimum investment of $350 million. Such facility is expected to include approximately 400 guestrooms and suites, approximately 1,500 slot machines, and 50 table games, including a poker room. We are required to complete specific milestones within certain timeframes, subject to certain approvals by the LGCB. We are currently awaiting LGCB approval of our construction agreement.

Casino Magic Argentina: We are building a 32-guestroom hotel, consisting of 15 standard rooms and 17 suites, adjoining our principal casino in Neuquén, Argentina. We expect that the hotel will be completed in mid-2008. The new hotel is expected to cost approximately US$13.0 million and is being funded through the property's existing cash balances and operating cash flows.

Atlantic City: We began site preparation work in 2007, including the implosion of the former Sands Casino Hotel and other structures on the site. We continue to plan and design our Atlantic City project, which for a resort of this size is expected to take at least two to three years from the date of our acquisition of the site in November 2006. The construction will then require approximately three to four additional years to complete with an anticipated opening date no earlier than 2012, subject to various regulatory approvals.

Rivière: In September 2007, we received approval from the LGCB for our plans for a hotel and gaming entertainment project on approximately 517 acres of land that we own in Baton Rouge, Louisiana. We also own an additional 58 acres of land through a co-ownership with a third party where we own 83 1/3% and a third party owns a 16 2/3% interest. We are actively seeking the partition of such acreage with the third-party minority owner. On February 9, 2008, voters in the East Baton Rouge approved a local referendum approving the casino location in accordance with Louisiana law. The project, named Rivière, features a single-deck casino with approximately 1,500 slot machines and approximately 50 table games, a high-end hotel with 100 guestrooms, a live entertainment venue and various restaurants. Future plans for the large site (which may be developed in partnership with others) may include a residential community, a golf course, an equestrian center and miles of walking and biking trails. The first phase of the Rivière project is expected to cost $250 million. We are required to complete specific milestones within certain timeframes, subject to certain approvals by the LGCB.

Kansas City: In December 2007, the Unified Government of Wyandotte County/Kansas City, Kansas (the "Unified Government") endorsed our plan as one of three proposals sent on to state officials for consideration for the one casino license in the county to be issued by the state under legislation passed in 2004. Besides these three, there are other competing proposals under consideration for the same license. On December 31, 2007, a subsidiary of ours signed a development agreement with the Unified Government outlining our obligations if we are selected by the state. We believe that the other two endorsed proposals signed similar development agreements. If we are chosen as the licensee, we intend to invest $650 million in the project, which, at a minimum, will include the construction of (a) a gaming and multi-use facility; (b) a 500-guestroom hotel; (c) a combination retail, commercial and/or entertainment facility; (d) a convention center; and (e) a central water feature connecting the gaming facility with the Schlitterbahn Vacation Village resort and water park now under construction. The project is anticipated to be substantially completed approximately 36 months after the occurrence of the latter of (i) the Lottery Gaming Facility Management Contract becoming effective or (ii) the resolution of the pending lawsuit relating to the constitutionality of the Kansas Expanded Lottery Act. The State of Kansas is expected to choose the licensee during 2008.

Corporate Expenses: We intend to operate our existing and future casino-hotels under a marketing umbrella whereby customers of each casino facility are recognized for their level of play at all of our casino facilities. We believe that such a marketing network will enhance customer loyalty at any given location, increase customer traffic through our casino facilities in other locations, and improve our returns on investment of both existing and new facilities. We anticipate the costs to create such a marketing umbrella will be significant over the next several years, as we increase staffing, purchase technology and build the database infrastructure. This accounted for much of the increase in corporate expenses in 2007 and such expenses are anticipated to remain at such levels.

Financing: To execute all of our growth plans, we will need to arrange additional financing. We expect to utilize our revolving credit facility and our internally generated cash flow. We will also need to obtain substantial additional funding in the capital markets, which today are highly volatile and constrained. We expect that a portion of the capital that we intend to invest in future years will be indebtedness and that our financial leverage will increase. However, depending upon the scale and timing of the various projects and our interim cash flows, it may also be necessary or advantageous to access the equity markets again in the future. If the terms for the necessary funding at any given time are not acceptable to us, then we may delay the start of construction of one or more projects.

Biloxi Insurance Claim: In April 2006, we have filed an insurance claim and in August 2006, we filed a lawsuit against three of our insurance carriers for the losses associated with hurricane-related damage to our former Casino Magic Biloxi site. We currently estimate the value of our insurance claim, net of any litigation claim for interest or bad-faith damages, at approximately $297 million. In February 2008, we agreed to settle our lawsuit against one of the excess carriers, Arch Specialty Insurance Company, in exchange for Arch's agreement to pay us approximately $36.8 million on or before March 17, 2008. We continue to pursue our claims against the two remaining defendant carriers for their respective shares of Pinnacle's total hurricane-related damage and consequential loss in Biloxi.

Cumulatively, as of December 31, 2007, we have received $105 million in advances toward our insurance claim. As of such date, the insurers have not designated the advances as being specific to any particular part of the claim. Therefore, the advances have offset the depreciated book value of the destroyed assets and certain insured expenses. To the extent that the advances exceed such expenses and depreciated book value, the difference (currently $21.5 million) is recorded as a deferred gain on our Consolidated Balance Sheets.

Our ultimate insurance claim and recovery amounts are based on replacement costs rather than book value and are unrelated to, computed differently from, and likely to be substantially larger than the asset write-offs. Management believes that the replacement cost of the assets that were destroyed is substantially in excess of their depreciated book value. We are also insured for lost profits as a result of the damage, but will not book such profits until the claim is resolved. As the insurance claim is resolved, which is likely to be either through negotiation or litigation, management expects to record a significant accounting gain when amounts are received. Such gain would primarily reflect the forgone profits and the difference between the cost of a new facility that could be built today and the depreciated book value of the facility that was destroyed.

Pre-opening and Development Costs: Pre-opening costs consist primarily of pre-opening payroll costs of the costs to hire, employ and train the workforce prior to opening an operating facility; marketing campaigns prior to or commensurate with opening; legal and professional fees related to the project but not otherwise attributable to depreciable assets; and lease payments, real estate taxes and similar costs prior to opening. Development costs include master planning, conceptual design fees and general and administrative costs related to our projects.

Although anticipated pre-opening costs are included in our various project budgets, such costs are and will continue to be expensed as incurred in accordance with GAAP.

Construction Disruption: As noted above, we have announced various capital investment and renovation programs at existing locations. Although the expansion and renovation work is being planned carefully around existing operations, one or all of such locations may experience some level of construction disruption.

Contingencies: We assess our exposure to loss contingencies, including legal matters, and reserve for an exposure if it is judged to be probable and estimable. We assess our exposure to tax matters using the recognition threshold and measurement attributes prescribed by Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48") *"Uncertainty in Income Taxes,"* which became effective for us on January 1, 2007. If the actual loss from a contingency differs from our estimate, operating results could be affected.

CRITICAL ACCOUNTING POLICIES

The audited Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. Certain of the accounting policies require management to apply significant judgment in defining the estimates and assumptions for calculating financial estimates. These judgments are subject to an inherent degree of uncertainty. Management's judgments are based on our historical experience, terms of various past and present agreements and contracts, industry trends, and information available from other sources, as appropriate. There can be no assurance that actual results will not differ from those estimates. Changes in these estimates could adversely affect our financial position or our results of operations.

We have determined that the following accounting policies and related estimates are critical to the preparation of our audited Consolidated Financial Statements:

Property and Equipment: We have a significant investment in long-lived property and equipment, which represents approximately 78.2% of our total assets. Judgments are made in determining the estimated useful lives of assets, the salvage values to be assigned to assets and if or when an asset has been impaired. The accuracy of these estimates affects the amount of depreciation expense recognized in the financial results and whether to record a gain or loss on disposition of an asset. We review the carrying value of our property and equipment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable from estimated future undiscounted cash flows expected to result from its use and eventual disposition.

Self-insurance Reserves: We are self-insured up to certain limits for costs associated with general liability, workers' compensation and employee medical coverage. Insurance claims and reserves include accruals of estimated settlements for claims. In estimating these accruals, we consider historical loss experience and make judgments about the expected levels of cost per claim.

Income Tax Assets and Liabilities: We utilize estimates related to cash flow projections for the application of Statement of Financial Accounting Standards ("SFAS") No. 109, *"Accounting for Income Taxes,"* to the realization of deferred income tax assets. The estimates are based upon recent operating results and budgets for future operating results. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment.

In accordance with SFAS No. 5, *"Accounting for Contingencies,"* we record tax contingencies when the exposure item becomes probable and reasonably estimable. We assess the tax uncertainties on a quarterly basis and maintain the required tax reserves until the underlying issue is resolved or upon the expiration of the statute of limitations. Our estimate of the potential outcome of any uncertain tax issue is highly judgmental and we believe we have adequately provided for any reasonable and foreseeable outcomes related to uncertain tax matters.

Goodwill and Other Intangible Assets: In January 2002, we adopted SFAS No. 142, *"Goodwill and Other Intangible Assets,"* which requires an annual review of goodwill and other non-amortizing intangible assets for impairment. The annual evaluation of goodwill and other non-amortizing intangible assets requires the use of estimates, including recent and future operating results, discount rates, risk premiums and terminal values, to determine the estimated fair values of our reporting units and gaming licenses.

Insurance Receivables: We have significant receivables from insurance companies related to the Biloxi property. We record receivables to the extent of our net book value for physical property damage and for actual costs incurred under the business-interruption coverage. Until such claims are resolved, no gains for coverage in excess of net book value and no potential insurance recoveries for lost profits are recorded. Significant estimates are required in determining the amount of our insurance claims.

Share-based Compensation: Effective January 1, 2006, we adopted the provisions of SFAS No. 123R, "*Share-Based Payment*," requiring that compensation cost relating to share-based payment transactions be recognized in our consolidated financial statements. The cost is measured at grant date, based on the calculated fair value of the award and is recognized as expense over the vesting period of the equity award. Prior to January 1, 2006, we accounted for share-based compensation to employees in accordance with APB No. 25 and related interpretations. We also followed the disclosure requirements of SFAS No.123 as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." The Company adopted SFAS No. 123R using the modified prospective method and, accordingly, financial statement amounts for 2005 do not reflect the fair value method of recognizing compensation cost relating to share-based compensation.

RECENTLY ISSUED AND ADOPTED ACCOUNTING STANDARDS

Recently Issued Accounting Pronouncements

FIN No. 48 In July 2006, the FASB released FIN 48, "*Uncertainty in Income Taxes*," which defines accounting for uncertain tax positions and includes amendments to SFAS No. 109. FIN 48 addresses the recognition, measurement, classification and disclosure issues related to the recording of financial statement benefits for income tax positions that have some degree of uncertainty. FIN 48 became effective for us on January 1, 2007 (our first fiscal year after December 15, 2006). See Note 5 to our audited Consolidated Financial Statements for more information.

SFAS No. 159 In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115*," which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 will become effective for us on January 1, 2008 (our first fiscal year beginning after November 15, 2007). We do not plan to apply the fair value option to any items in our consolidated financial statements.

SFAS No. 157 In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*." The statement defines fair value, establishes a framework for measuring fair value, expands disclosures about fair value measurements and does not require any new fair value measurements. SFAS No. 157 will become effective for us on January 1, 2008 (our first fiscal year beginning after November 15, 2007). We have not yet determined the effect, if any, SFAS No. 157 will have on our consolidated financial statements.

SFAS No. 160 In December 2007, the FASB issued SFAS No. 160, "*Non-controlling interests in Consolidated Financial Statements*." The statement is an amendment of Accounting Research Bulletin No. 51. The objective of this statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements regarding minority interest. SFAS No. 160 will become effective for us on January 1, 2009 (our first fiscal year beginning after December 15, 2008). We have not yet determined the effect, if any, SFAS No. 160 will have on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

At times, we are exposed to market risk from adverse changes in interest rates with respect to the short-term floating interest rate on borrowings under our Credit Facility. Our Credit Facility is comprised of a $625 million revolving credit facility that matures in 2010. As of December 31, 2007, there was outstanding $50 million under this revolving credit facility and $21.2 million under various letters of credit. In early 2008, we borrowed an additional $90 million under our revolving credit facility. Our borrowings under our Credit Facility accrue interest at LIBOR plus a margin, which margin is currently 1.50%. If LIBOR rates were to increase or decrease by one percentage point, our interest expense would increase or decrease by approximately $500,000 per year, assuming constant debt levels.

We are also exposed to market risk from adverse changes in the exchange rate of the dollar to the Argentine peso. The total assets of Casino Magic Argentina at December 31, 2007 were $32.9 million, or approximately 1.5% of our consolidated assets. In addition, at this time the Bahamian dollar is pegged to the U.S. dollar. If the Bahamian government should choose to no longer peg its currency to the U.S. dollar, we would be subject to exchange rate fluctuations.

The table below provides the principal cash flows and related weighted average interest rates by contractual maturity dates for our debt obligations at December 31, 2007. At December 31, 2007, we did not hold any material investments in market-risk-sensitive instruments of the type described in Item 305 of Regulation S-K.

Liabilities	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
					(in thousands)			
Revolver Loan Facility(a)	$ 0	$ 0	$50,000	$ 0	$ 0	$ 0	$ 50,000	$ 50,000
Rate	6.71%	6.71%	6.71%	6.71%	6.71%	6.71%		
7.50% Notes	$ 0	$ 0	$ 0	$ 0	$ 0	$385,000	$385,000	$347,944
Fixed rate	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	
8.25% Notes	$ 0	$ 0	$ 0	$ 0	$275,000	$ 0	$275,000	$276,719
Fixed rate	8.25%	8.25%	8.25%	8.25%	8.25%	8.25%	8.25%	
8.75% Notes	$ 0	$ 0	$ 0	$ 0	$ 0	$135,000	$135,000	$136,856
Fixed rate	8.75%	8.75%	8.75%	8.75%	8.75%	8.75%	8.75%	
All Other	$ 87	$ 82	$ 88	$ 95	$ 102	$ 553	$ 1,007	$ 1,007
Avg. Interest rate	7.59%	7.34%	7.34%	7.34%	7.25%	7.25%	7.23%	

(a) The revolving credit facility has a floating interest rate per annum based on our "Consolidated Leverage Ratio", as defined in the Credit Facility, which margin was 1.50% over LIBOR, or 6.71% at December 31, 2007, including LIBOR.

Item 8. Financial Statements and Supplementary Data

The Consolidated Financial Statements included on pages F-1 through F-44 are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Management's Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO"), evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2007. Based on this evaluation, the Company's management, including the CEO and the CFO, concluded that, as of December 31, 2007, the Company's disclosure controls and procedures were effective, in that they provide a reasonable level of assurance that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. The Company's disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosure.

Notwithstanding the foregoing, there can be no assurance that the Company's disclosure controls and procedures will detect or uncover all failures of persons within the Company and its consolidated subsidiaries to disclose material information otherwise required to be set forth in the Company's periodic reports. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives.

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) refers to the process designed by, or under the supervision of, our CEO and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management is responsible for establishing and maintaining adequate internal control over our financial reporting.

We have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007. This evaluation was performed using the internal control evaluation framework developed by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, management has concluded that, as of such date, our internal control over financial reporting was effective.

Deloitte & Touche LLP has issued an attestation report on the effectiveness of our internal control over financial reporting. This report follows in Item 9A(c).

(c) Attestation report of the independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Pinnacle Entertainment, Inc.
Las Vegas, Nevada

We have audited the internal control over financial reporting of Pinnacle Entertainment, Inc. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated* Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated February 29, 2008 expressed an unqualified opinion, and includes explanatory paragraphs related to the adoption of Statement of Financial Accounting Standards No. 123(R) and Financial Accounting Standards Board Interpretation No. 48, on those consolidated financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP
Las Vegas, Nevada
February 29, 2008

Item 9B. Other Information

Pinnacle has elected to include the following information in this Item 9B of Form 10-K in lieu of reporting it on a separately filed Form 8-K. The following disclosures would otherwise be filed on Form 8-K under the heading "Item 5.02(e)—Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers."

On February 25, 2008, the Compensation Committee (the "Compensation Committee") of the Board of Directors of Pinnacle approved a 2007 bonus for Mr. Lee of $733,275, 30% of which shall be deferred as described below. Such bonus was based on achievement of previously-established objective performance goals for 2007 pursuant to the 2005 Equity and Incentive Performance Plan, which plan was filed as Exhibit 10.1 to Pinnacle's Current Report on Form 8-K filed with the SEC on May 12, 2006, and Mr. Lee's employment agreement, which agreement was filed as Exhibit 10.1 to Pinnacle's Current Report on Form 8-K filed with the SEC on December 28, 2006. The deferred portion of Mr. Lee's bonus was deferred as permitted by and under the terms of Mr. Lee's employment agreement and by action of the Compensation Committee. The deferred portion of the bonus is paid in three equal annual installments beginning January 2009, and no interest is accrued or paid on such deferred amount. The deferred portion of the bonus is also payable upon termination in certain circumstances and forfeited under certain other circumstances. The cash portion of the bonus will be paid to Mr. Lee in the near future.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required under this item will be contained in our definitive Proxy Statement for our 2008 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after December 31, 2007 under the captions "Election of Directors—General," "Election of Directors—Information Regarding the Director Nominees," "Election of Directors—Executive Officers," "Election of Directors—Section 16(a) Beneficial Ownership Reporting Compliance," "Election of Directors—Code of Ethical Business Conduct," and the information regarding our audit committee and our audit committee financial expert in "Election of Directors—Board Meetings and Board Committees" and is incorporated herein by reference.

Item 11. Executive Compensation

The information required under this item will be contained in our definitive Proxy Statement for our 2008 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after December 31, 2007 under the captions "Election of Directors—Director Compensation", "Election of Directors—Compensation Committee Interlocks and Insider Participation," "Executive Compensation—Compensation Committee Report" and "Executive Compensation" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required under this item will be contained in our definitive Proxy Statement for our 2008 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after December 31, 2007 under the captions "Election of Directors—Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation—Equity Compensation Plan Information" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required under this item will be contained in our definitive Proxy Statement for our 2008 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after December 31, 2007 under the captions "Election of Directors—Transactions with Related Persons, Promoters and Certain Control Persons" and "Election of Directors—Director Independence" and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required under this item will be contained in our definitive Proxy Statement for our 2008 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after December 31, 2007 under the caption "Ratification of Appointment of Independent Auditors—Audit and Related Fees" and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as a part of this report.

1. Financial Statements—See the Index to Consolidated Financial Statements on page F-1.

2. Financial Statement Schedules filed in Part IV of this report are listed below:

   - Schedule II—Valuation and Qualifying Accounts; years ended December 31, 2005, 2006 and 2007

   We have omitted all other financial statement schedules because they are not required or are not applicable, or the required information is shown in the financial statements or notes to the financial statements.

3. Exhibits.

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger by and among Pinnacle Entertainment, Inc., PNK Development 1, Inc. and Aztar Corporation dated March 13, 2006 is hereby incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005. (SEC File No. 001-13641).
2.2	Amendment No. 1, dated as of April 18, 2006, to Agreement and Plan of Merger, by and among Pinnacle Entertainment, Inc., PNK Development 1, Inc. and Aztar Corporation is hereby incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on April 24, 2006. (SEC File No. 001-13641).
2.3	Amendment No. 2, dated as of April 23, 2006, to Agreement and Plan of Merger, by and among Pinnacle Entertainment, Inc., PNK Development 1, Inc. and Aztar Corporation is hereby incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on April 27, 2006. (SEC File No. 001-13641).
2.4	Agreement and Plan of Merger, by and among Pinnacle Entertainment, Inc., PNK Development 1, Inc. and Aztar Corporation dated as of March 13, 2006 as amended and restated as of April 28, 2006 is hereby incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on May 3, 2006. (SEC File No. 001-13641).
2.5	Amendment No. 4, dated as of May 5, 2006, to Agreement and Plan of Merger, by and among Pinnacle Entertainment, Inc., PNK Development 1, Inc. and Aztar Corporation is hereby incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on May 9, 2006. (SEC File No. 001-13641).
2.6	Acquisition Agreement dated as of September 3, 2006 by and among Pinnacle Entertainment, Inc., Atlantic Coast Entertainment Holdings, Inc., ACE Gaming, LLC, American Real Estate Holdings Limited Partnership, AREP Boardwalk Properties LLC, PSW Properties LLC, AREH MLK LLC, and Mitre Associates LLC is hereby incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on September 8, 2006. (SEC File No. 001-13641).
3.1	Restated Certificate of Incorporation of Pinnacle Entertainment, Inc., as amended, is hereby incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed on May 9, 2005. (SEC File No. 001-13641).
3.2	Restated Bylaws of Pinnacle Entertainment, Inc., as amended, are hereby incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on December 13, 2007. (SEC File No. 001-13641).

Exhibit Number	Description of Exhibit
4.1†	Hollywood Park, Inc. 1996 Stock Option Plan is hereby incorporated by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-4 filed on September 18, 1996. (SEC File No. 333-12253).
4.2†	Form of Non-Qualified Stock Option Agreement for Hollywood Park, Inc. 1996 Stock Option Plan is hereby incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004. (SEC File No. 001-13641).
4.3†	Hollywood Park, Inc. 1993 Stock Option Plan is hereby incorporated by reference to Exhibit 4.2 to the Company's Amendment No. 1 to Registration Statement on Form S-4 filed on March 26, 1999. (SEC File No. 333-73235).
4.4†	Pinnacle Entertainment, Inc. 2001 Stock Option Plan is hereby incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 filed on June 6, 2001. (SEC File No. 333-62378).
4.5†	Form of Stock Option Agreement for Pinnacle Entertainment, Inc. 2001 Stock Option Plan is hereby incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004. (SEC File No. 001-13641).
4.6†	Form of First Amendment to Pinnacle Entertainment, Inc. 2001 Stock Option Plan is hereby incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on January 30, 2004. (SEC File No. 001-13641).
4.7†	Pinnacle Entertainment, Inc. 2002 Stock Option Plan is hereby incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8 filed on July 16, 2003. (SEC File No. 333-107081).
4.8†	First Amendment to Pinnacle Entertainment, Inc. 2002 Stock Option Plan is hereby incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8 filed on July 16, 2003. (SEC File No. 333-107081).
4.9†	Second Amendment to Pinnacle Entertainment, Inc. 2002 Stock Option Plan is hereby incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-8 filed on July 16, 2003. (SEC File No. 333-107081).
4.10†	Form of Stock Option Agreement for Pinnacle Entertainment, Inc. 2002 Stock Option Plan is hereby incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004. (SEC File No. 001-13641).
4.11†	2005 Equity and Performance Incentive Plan, as Amended, of Pinnacle Entertainment, Inc. is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 12, 2006. (SEC File No. 001-13641).
4.12†	Form of Restricted Stock Agreement and Form of Restricted Stock Grant Notice for 2005 Equity and Performance Incentive Plan of Pinnacle Entertainment, Inc. is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 6, 2006. (SEC File No. 001-13641).
4.13†	Form of Stock Option Grant Notice and Form of Stock Option Agreement for 2005 Equity and Performance Incentive Plan of Pinnacle Entertainment, Inc. is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 20, 2005. (SEC File No. 001-13641).
4.14†	Nonqualified Stock Option Agreement dated as of January 11, 2003 by and between Pinnacle Entertainment, Inc. and Stephen H. Capp is hereby incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-8 filed on July 16, 2003. (SEC File No. 333-107081).

Exhibit Number	Description of Exhibit
4.15†	Nonqualified Stock Option Agreement dated as of April 10, 2002 by and between Pinnacle Entertainment, Inc. and Daniel R. Lee is hereby incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002. (SEC File No. 001-13641).
4.16†	Nonqualified Stock Option Agreement dated as of April 10, 2002 by and between Pinnacle Entertainment, Inc. and Daniel R. Lee is hereby incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002. (SEC File No. 001-13641).
4.17	Indenture dated as of September 25, 2003 by and among Pinnacle Entertainment, Inc., the guarantors named therein and The Bank of New York Trust Company, as successor trustee to The Bank of New York, is hereby incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 7, 2003. (SEC File No. 001-13641).
4.18	First Supplemental Indenture dated as of September 25, 2003, governing the 8.75% Senior Subordinated Notes due 2013, by and among Pinnacle Entertainment, Inc., the guarantors named therein and The Bank of New York Trust Company, as successor trustee to The Bank of New York, is hereby incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on October 7, 2003. (SEC File No. 001-13641).
4.19	Form of 8.75% Senior Subordinated Note due 2013 is hereby incorporated by reference to Exhibit A contained in Exhibit 4.2 to the Company's Current Report on Form 8-K filed on October 7, 2003. (SEC File No. 001-13641).
4.20	Indenture dated as of March 15, 2004, governing the 8.25% Senior Subordinated Notes due 2012, by and among Pinnacle Entertainment, Inc., the guarantors identified therein and The Bank of New York Trust Company, as successor trustee to The Bank of New York, is hereby incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 30, 2004. (SEC File No. 001-13641).
4.21	First Supplemental Indenture dated as of December 3, 2004, governing the 8.25% Senior Subordinated Notes due 2012, by and among Pinnacle Entertainment, Inc., the guarantors identified therein and The Bank of New York Trust Company, as successor trustee to The Bank of New York, is hereby incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 7, 2004. (SEC File No. 001-13641).
4.22	Second Supplemental Indenture dated as of October 19, 2005, governing the 8.25% Senior Subordinated Notes due 2012, by and among Pinnacle Entertainment, Inc., the guarantors identified therein and The Bank of New York Trust Company, as successor trustee to The Bank of New York is hereby incorporated by reference to Exhibit 4.23 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. (SEC File No. 001-13641).
4.23	Third Supplemental Indenture dated as of November 17, 2006, governing the 8.25% Senior Subordinated Notes due 2012, by and among Pinnacle Entertainment, Inc., the guarantors identified therein and The Bank of New York Trust Company, as successor trustee to The Bank of New York is hereby incorporated by reference to Exhibit 4.24 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. (SEC File No. 001-13641).
4.24	Fourth Supplemental Indenture dated as of January 30, 2007, governing the 8.25% Senior Subordinated Notes due 2012, by and among Pinnacle Entertainment, Inc., the guarantors identified therein and The Bank of New York Trust Company, as successor trustee to The Bank of New York is hereby incorporated by reference to Exhibit 4.25 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. (SEC File No. 001-13641).

Exhibit Number	Description of Exhibit
4.25*	Fifth Supplemental Indenture, dated as of May 29, 2007, governing the 8.25% Senior Subordinated Notes due 2012, by and among Pinnacle Entertainment, Inc., the guarantors identified therein and The Bank of New York Trust Company, as successor trustee to The Bank of New York.
4.26	Sixth Supplemental Indenture, dated as of June 7, 2007, governing the 8.25% Senior Subordinated Notes due 2012, by and among Pinnacle Entertainment, Inc., the guarantors identified therein and The Bank of New York Trust Company, as successor trustee to The Bank of New York, is hereby incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. (SEC File No. 001-13641).
4.27	Form of 8.25% Senior Subordinated Note due 2012 is hereby incorporated by reference to Exhibit A contained in Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 30, 2004. (SEC File No. 001-13641).
4.28	Indenture dated as of June 8, 2007, governing the 7.50% Senior Subordinated Notes due 2015, by and among Pinnacle Entertainment, Inc., the guarantors identified therein and The Bank of New York Trust Company is hereby incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 11, 2007. (SEC File No. 001-13641).
4.29	Form of 7.50% Senior Subordinated Note due 2015 is hereby incorporated by reference to Exhibit A contained in Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 11, 2007. (SEC File No. 001-13641).
4.30	Registration Rights Agreement, dated as of June 8, 2007, among the Company, the guarantors identified therein and Lehman Brothers Inc., Bear, Stearns & Co. Inc., Banc of America Securities LLC and Deutsche Bank Securities Inc., as representatives of the several Initial Purchasers named in Schedule 1 of the Purchase Agreement is hereby incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on June 11, 2007. (SEC File No. 001-13641).
10.1	Second Amended and Restated Credit Agreement, dated as of December 14, 2005, among Pinnacle Entertainment, Inc., the Lenders referred to therein, Lehman Brothers Inc., and Bear, Stearns & Co. Inc., as Joint Advisors, Joint Lead Arrangers and Joint Book Runners, Wells Fargo, N.A., as Lead Arranger, Société Générale, Deutsche Bank Securities Inc., and Wells Fargo Bank, N.A., as Joint Documentation Agents, Bear Stearns Corporate Lending Inc., as Syndication Agent, and Lehman Commercial Paper Inc., as Administrative Agent, is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 20, 2005. (SEC File No. 001-13641).
10.2	First Amendment dated as of December 22, 2005, to the Second Amended and Restated Credit Agreement, dated as of December 14, 2005, among Pinnacle Entertainment, Inc., the Lenders referred to therein, Lehman Brothers Inc., and Bear, Stearns & Co. Inc., as Joint Advisors, Joint Lead Arrangers and Joint Book Runners, Wells Fargo, N.A., as Lead Arranger, Société Générale, Deutsche Bank Securities Inc., and Wells Fargo Bank, N.A., as Joint Documentation Agents, Bear Stearns Corporate Lending Inc., as Syndication Agent, and Lehman Commercial Paper Inc., as Administrative Agent, is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 23, 2005. (SEC File No. 001-13641).
10.3	Second Amendment, dated as of October 11, 2006, to the Second Amended and Restated Credit Agreement dated as of December 14, 2005 (as amended by that First Amendment to the Second Amended and Restated Credit Agreement, dated December 22, 2005), among Pinnacle Entertainment, Inc., the Lenders referred to therein, Lehman Brothers Inc., and Bear, Stearns & Co. Inc., as Joint Advisors, Joint Lead Arrangers and Joint Book Runners, Wells Fargo Bank, N.A., as Lead Arranger, Société Générale, Deutsche Bank Securities Inc., and Wells Fargo Bank, N.A., as Joint Documentation Agents, Bear Stearns Corporate Lending Inc., as Syndication Agent, and Lehman Commercial Paper Inc., as Administrative Agent, is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 17, 2006. (SEC File No. 001-13641).

Exhibit Number	Description of Exhibit
10.4	Third Amendment, dated as of November 17, 2006, to the Second Amended and Restated Credit Agreement dated as of December 14, 2005 (as amended by that First Amendment to the Second Amended and Restated Credit Agreement, dated December 22, 2005 and that Second Amendment to the Second Amended and Restated Credit Agreement, dated as of October 11, 2006), among Pinnacle Entertainment, Inc., the Lenders referred to therein, Lehman Brothers Inc., and Bear, Stearns, & Co. Inc., as Joint Advisors, Joint Lead Arrangers and joint Book Runners, Wells Fargo Bank, N.A., as Lead Arranger, Société Générale, Deutsche Bank Securities Inc., and Wells Fargo Bank, N.A., as Joint Documentation Agents, Bear Stearns Corporate Lending Inc., as Syndication Agent, and Lehman Commercial Paper Inc., as Administrative Agent, is hereby incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on November 22, 2006. (SEC File No. 001-13641).
10.5†	Amended and Restated Hollywood Park, Inc. Directors Deferred Compensation Plan is hereby incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 filed on August 31, 1999. (SEC File No. 333-86223).
10.6*†	Pinnacle Entertainment, Inc. Second Amendment and Restatement of the Executive Deferred Compensation Plan, effective December 31, 2007.
10.7†	Summary of the Deferred Bonus Plan is hereby incorporated by reference to Exhibit 10.56 to the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, filed on May 9, 2005.
10.8†	Summary of 2005 Bonus Award Schedule is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 10, 2006. (SEC File No. 001-13641).
10.9†	Summary of Compensation Arrangements related to special bonuses is hereby incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on June 2, 2006. (SEC File No. 001-13641).
10.10†	Summary of 2006 Bonus Award Schedule is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 8, 2007. (SEC File No. 001-13641).
10.11†	Summary of 2006 Bonus Award Schedule is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 23, 2007. (SEC File No. 001-13641).
10.12†	Summary of 2007 Bonus Award Schedule is hereby incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 7, 2008. (SEC File No. 001-13641).
10.13†	Second Amended and Restated Employment Agreement, effective as of October 31, 2006, dated December 21, 2006 between Pinnacle Entertainment, Inc. and Daniel R. Lee incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 28, 2006. (SEC File No. 001-13641).
10.14†	Employment Agreement dated October 6, 2006 between Pinnacle Entertainment, Inc. and Stephen H. Capp is hereby incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 12, 2006. (SEC File No. 001-13641).
10.15†	Employment Agreement dated October 6, 2006 between Pinnacle Entertainment, Inc. and John A. Godfrey is hereby incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on October 12, 2006. (SEC File No. 001-13641).
10.16†	Employment Agreement dated October 6, 2006 between Pinnacle Entertainment, Inc. and Wade W. Hundley is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 12, 2006. (SEC File No. 001-13641).

Exhibit Number	Description of Exhibit
10.17†	Employment Agreement dated October 6, 2006 between Pinnacle Entertainment, Inc. and Alain Uboldi is hereby incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on October 12, 2006. (SEC File No. 001-13641).
10.18	Form of Lease by and between the Webster Family Limited Partnership and the Diuguid Family Limited Partnership and Pinnacle Gaming Development Corp. (executed by the parties on December 11, 1998 and subsequently assigned by Pinnacle Gaming Development Corp. to Belterra Resort Indiana, LLC), is hereby incorporated by reference to Exhibit B contained in Exhibit 10.47 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998. (SEC File No. 001-13641).
10.19	Form of Lease by and between Daniel Webster, Marsha S. Webster, William G. Diuguid, Sara T. Diuguid, J.R. Showers, III and Carol A. Showers, and Pinnacle Gaming Development Corp. (executed by the parties on December 11, 1998 and subsequently assigned by Pinnacle Gaming Corp. to Belterra Resort Indiana, LLC), is hereby incorporated by reference to Exhibit B contained in Exhibit 10.51 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998. (SEC File No. 001-13641).
10.20	Commercial Lease dated September 9, 1996 by and between State of Louisiana, State Land Office and PNK (Bossier City), Inc. (f/k/a Casino Magic of Louisiana, Corp.), is hereby incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003. (SEC File No. 001-13641).
10.21	Ground Lease Agreement dated as of August 21, 2003 by and between PNK (LAKE CHARLES), L.L.C., and Lake Charles Harbor & Terminal District, is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 19, 2003. (SEC File No. 001-13641).
10.22	Addendum Number One dated as of July 5, 2005 to Memorandum of Lease dated August 21, 2003, by and between PNK (LAKE CHARLES) L.L.C. and Lake Charles Harbor and Terminal District is hereby incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005. (SEC File No. 001-013641).
10.23	Statement of Conditions to Riverboat Gaming License of PNK (LAKE CHARLES), L.L.C., is hereby incorporated by reference to Exhibit 10.57 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001. (SEC File No. 001-13641).
10.24	Ground Lease Agreement, effective as of August 1, 2007, by and between PNK (LAKE CHARLES), L.L.C. and Lake Charles Harbor & Terminal District is hereby incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 30, 2007. (SEC File No. 001-13641).
10.25	Guaranty Agreement, effective as of August 1, 2007, by and between Pinnacle Entertainment, Inc. and Lake Charles Harbor & Terminal District is hereby incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on November 30, 2007. (SEC File No. 001-13641).
10.26	Redevelopment Agreement dated as of April 22, 2004 by and between the Land Clearance for Redevelopment Authority of the City of St. Louis and Pinnacle Entertainment, Inc. is hereby incorporated by reference to Exhibit 10.43 to the Company's Amendment No. 1 to Registration Statement on Form S-4 filed on June 7, 2004. (SEC File No. 333-115557).

Exhibit Number	Description of Exhibit
10.27	First Amendment to Redevelopment Agreement and First Amendment to Option Agreement dated as of December 23, 2004 by and between the Land Clearance for Redevelopment Authority of the City of St. Louis and Pinnacle Entertainment, Inc. is hereby incorporated by reference to Exhibit 10.51 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005. (SEC File No. 001-13641).
10.28	Second Amendment to Redevelopment Agreement dated as of July 21, 2005 by and between the Land Clearance for Redevelopment Authority of the City of St. Louis and Pinnacle Entertainment, Inc. is hereby incorporated by reference to Exhibit 10.52 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005. (SEC File No. 001-13641).
10.29	Third Amendment to the Redevelopment Agreement by and between Land Clearance for Redevelopment Authority of the City of St. Louis and Pinnacle Entertainment, Inc. is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 24, 2006. (SEC File No. 001-13641).
10.30	Lease and Development Agreement, dated as of August 12, 2004, by and between the St. Louis County Port Authority and the Company, is hereby incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004. (SEC File No. 001-13641).
10.31	Letter Agreement dated as of August 12, 2004 by and between the St. Louis County Port Authority and Pinnacle Entertainment, Inc. is hereby incorporated by reference to Exhibit 10.54 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005. (SEC File No. 001-13641).
10.32	Second Amendment to Lease and Development Agreement dated as of October 7, 2005 by and between St. Louis County Port Authority and Pinnacle Entertainment, Inc. is hereby incorporated by reference to Exhibit 10.55 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005. (SEC File No. 001-13641).
10.33	Third Amendment to Lease and Development Agreement dated as of August 11, 2006 by and between the St. Louis County Port Authority and Pinnacle Entertainment, Inc. is hereby incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. (SEC File No. 001-13641).
10.34	Fourth Amendment to Lease and Development Agreement dated as of January 18, 2007 by and between the St. Louis County Port Authority and Pinnacle Entertainment, Inc. is hereby incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. (SEC File No. 001-13641).
10.35	Fifth Amendment to Lease and Development Agreement, dated as of March 30, 2007, by and between St. Louis County Port Authority and Pinnacle Entertainment, Inc. is hereby incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. (SEC File No. 001-13641).
10.36	Sixth Amendment to Lease and Development Agreement, dated November 26, 2007, by and between the St. Louis County Port Authority and Pinnacle Entertainment, Inc. is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 30, 2007. (SEC File No. 001-13641).
10.37	Purchase Agreement dated February 24, 2006 by and between Pinnacle Entertainment, Inc. and President Casinos, Inc. and its wholly owned subsidiary, President Casino-Missouri, Inc. is hereby incorporated by reference to Exhibit 10.61 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005. (SEC File No. 001-13641).

Exhibit Number	Description of Exhibit
10.38	Side Letter dated February 24, 2006 by and between Pinnacle Entertainment, Inc. and President Casinos, Inc. and its wholly owned subsidiary, President Casino-Missouri, Inc. is hereby incorporated by reference to Exhibit 10.62 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005. (SEC File No. 001-13641).
10.39	Tender Offer Letter, dated July 12, 2006, by and among Pinnacle Entertainment, Inc., AIG Global Investment Corp., MacKay Shields LLC, St. Louis Parking Company, Material Sales Company, St. Louis Post-Dispatch, and U.S. Food Service is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 18, 2006. (SEC File No. 001-13641).
10.40	Settlement Agreement dated as of October 10, 2006, by and among Pinnacle Entertainment, Inc., the Official Committee of Equity Security Holders of President Casinos, Inc., President Casinos, Inc., President Riverboat Casino-Missouri, Inc. and Terrence L. Wirginis is hereby incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. (SEC File No. 001-13641).
10.41	Commitment Letter by and among Lehman Commercial Paper Inc., Lehman Brothers Inc., Bear, Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc. and Pinnacle Entertainment, Inc., dated March 13, 2006 is hereby incorporated by reference to Exhibit 10.63 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005. (SEC File No. 001-13641).
10.42	Amended and Restated Commitment Letter by and among Lehman Commercial Paper Inc., Lehman Brothers Inc., Bear, Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc. and Pinnacle Entertainment, Inc., dated April 18, 2006 is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 24, 2006. (SEC File No. 001-13641).
10.43	Amended and Restated Commitment Letter by and among Lehman Commercial Paper Inc., Lehman Brothers Inc., Bear, Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc. and Pinnacle Entertainment, Inc., dated April 23, 2006 is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 27, 2006. (SEC File No. 001-13641).
10.44	Amended and Restated Commitment Letter by and among Lehman Commercial Paper Inc., Lehman Brothers Inc., Bear, Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc. and Pinnacle Entertainment, Inc., dated April 27, 2006 is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 3, 2006. (SEC File No. 001-13641).
10.45	Amended and Restated Commitment Letter by and among Lehman Commercial Paper Inc., Lehman Brothers Inc., Bear, Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc. and Pinnacle Entertainment, Inc., dated May 4, 2006 is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 9, 2006. (SEC File No. 001-13641).
10.46	Indemnification Trust Agreement dated as of August 16, 2005, by and between Pinnacle Entertainment, Inc. and Wilmington Trust Company and, as an additional party, Bruce Leslie, as Beneficiaries' Representative, is hereby incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005. (SEC File No. 001-13641).
10.47	Underwriting Agreement dated as of January 12, 2006 by and between Pinnacle Entertainment, Inc. and Lehman Brothers Inc. and Deutsche Bank Securities Inc., as representatives of several underwriters named therein is hereby incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed on January 13, 2006. (SEC File No. 001-13641).
10.48	Underwriting Agreement dated as of January 11, 2007 by and between Pinnacle Entertainment, Inc. and Bear, Stearns & Co., Inc. & Lehman Brothers Inc., as representatives of the several underwriters named therein is hereby incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed on January 12, 2007. (SEC File No. 001-13641).

Exhibit Number	Description of Exhibit
10.49	Agreement for the Sale and Purchase of Real Estate, Assignment of Leases, and Joint Escrow Instructions by and among Biloxi Casino Corp., Casino Magic Corp. and Casino One Corporation and Grand Casinos of Mississippi, Inc.-Biloxi dated as of May 26, 2006 is hereby incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 2, 2006. (SEC File No. 001-13641).
10.50	Purchase Agreement by and among Pinnacle Entertainment, Inc. Players LC, LLC, Players Riverboat Management, LLC, Players Riverboat II, LLC, Harrah's Lake Charles, LLC, Harrah's Star Partnership, and Harrah's Operating Company, Inc. dated as of May 26, 2006 is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 2, 2006. (SEC File No. 001-13641).
10.51	Amendment to Purchase Agreement dated as of October 3, 2006 by and between Pinnacle Entertainment Inc., Players LC, LLC, Players Riverboat Management, LLC, Players Riverboat II, LLC, Harrah's Lake Charles, LLC, Harrah's Star Partnership and Harrah's Operating Company, Inc. is hereby incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. (SEC File No. 001-13641).
10.52	Statement of Conditions to Riverboat Gaming License of Harrah's Lake Charles, LLC is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 21, 2006. (SEC File No. 001-13641).
10.53	Statement of Conditions to Riverboat Gaming License of Harrah's Star Partnership is hereby incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 21, 2006. (SEC File No. 001-13641).
10.54	Stockholders Agreement dated as of September 3, 2006 by and among Pinnacle Entertainment, Inc., American Real Estate Holdings Limited Partnership and AREP Sands Holding, LLC is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 8, 2006. (SEC File No. 001-13641).
10.55	Agreement dated as of September 11, 2006 between Pinnacle Entertainment, Inc. and Timothy J. Parrott is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 15, 2006. (SEC File No. 001-13641).
10.56	Amended and Restated Limited Liability Company Operating Agreement of PNK (PA), LLC by and between Pinnacle Entertainment, Inc. as a Member, and Robert L. Johnson, as a Member is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 20, 2006. (SEC File No. 001-13641).
10.57	Termination Agreement of Amended and Restated Limited Liability Company Operating Agreement of PNK (PA), LLC, dated September 27, 2007, is hereby incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. (SEC File No. 001-13641).
10.58†	Director Health and Medical Insurance Plan is hereby incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on March 5, 2007. (SEC File No. 001-13641).
10.59	Exercising of Option to Lease Additional Property situated in Calcasieu Parish, Louisiana and Exercise of Option to Lease Additional Property is hereby incorporated by reference to Exhibit 10.64 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. (SEC File No. 001-13641).
10.60	Development Agreement dated December 31, 2007, by and between Unified Government of Wyandotte County/Kansas City, Kansas and PNK (Kansas), LLC, is hereby incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on January 7, 2008. (SEC File No. 001-13641).

Exhibit Number	Description of Exhibit
10.61	Standard Form of Agreement, dated November 27, 2007, between Owner and Contractor by and between PNK (SCB), L.L.C. and Manhattan Construction Company is hereby incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on November 30, 2007. (SEC File No. 001-13641).
10.62	Purchase Agreement, dated as of June 5, 2007, by and among Pinnacle Entertainment, Inc., Lehman Brothers Inc., Bear, Stearns & Co. Inc., Banc of America Securities LLC and Deutsche Bank Securities Inc., as representatives of the several Initial Purchasers named in Schedule 1 of the Purchase Agreement is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 11, 2007. (SEC File No. 001-13641).
10.63	Guaranteed Maximum Price Agreement, dated as of May 11, 2007, between Casino One Corporation and McCarthy Building Companies, Inc. is hereby incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 17, 2007. (SEC File No. 001-13641).
10.64*†	Summary of 2007 Bonus Award Schedule.
11*	Statement re: Computation of Per Share Earnings.
12*	Computation of Ratio of Earnings to Fixed Charges.
21*	Subsidiaries of Pinnacle Entertainment, Inc.
23*	Consent of Deloitte & Touche LLP.
31.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
31.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
32**	Section 1350 Certifications of Chief Executive Officer and Chief Financial Officer.
99.1*	Government Regulations and Gaming Issues.

* Filed herewith.

** Furnished herewith.

† Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINNACLE ENTERTAINMENT, INC.
(Registrant)

Dated: February 29, 2008

By: /s/ DANIEL R. LEE

Daniel R. Lee
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ DANIEL R. LEE **Daniel R. Lee** **Chairman of the Board, Chief Executive Officer and Director** **(Principal Executive Officer)**	Dated: February 29, 2008
By: /s/ STEPHEN H. CAPP **Stephen H. Capp** **Executive Vice President and Chief Financial Officer** **(Principal Financial and Accounting Officer)**	Dated: February 29, 2008
By: /s/ STEPHEN C. COMER **Stephen C. Comer** **Director**	Dated: February 29, 2008
By: /s/ JOHN V. GIOVENCO **John V. Giovenco** **Director**	Dated: February 29, 2008
By: /s/ RICHARD J. GOEGLEIN **Richard J. Goeglein** **Director**	Dated: February 29, 2008
By: /s/ ELLIS LANDAU **Ellis Landau** **Director**	Dated: February 29, 2008
By: /s/ BRUCE A. LESLIE **Bruce A. Leslie** **Director**	Dated: February 29, 2008
By: /s/ JAMES L. MARTINEAU **James L. Martineau** **Director**	Dated: February 29, 2008
By: /s/ MICHAEL ORNEST **Michael Ornest** **Director**	Dated: February 29, 2008
By: /s/ LYNN P. REITNOUER **Lynn P. Reitnouer** **Director**	Dated: February 29, 2008

PINNACLE ENTERTAINMENT, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Pinnacle Entertainment, Inc.
Las Vegas, Nevada

We have audited the accompanying consolidated balance sheets of Pinnacle Entertainment, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated income statements, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pinnacle Entertainment, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 8 to the consolidated financial statements, on January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 "Uncertainty in Income Taxes."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Las Vegas, Nevada
February 29, 2008

PINNACLE ENTERTAINMENT, INC.

CONSOLIDATED INCOME STATEMENTS

	For the year ended December 31,		
	2007	2006	2005
	(in thousands, except per share data)		
Revenues:			
Gaming	$811,161	$782,960	$566,280
Food and beverage	46,393	45,508	37,213
Hotel and recreational vehicle park	23,431	30,346	21,411
Truck stop and service station	18,429	29,890	28,397
Other operating income	24,297	23,653	15,162
	923,711	912,357	668,463
Expenses and other costs:			
Gaming	473,146	444,880	338,958
Food and beverage	46,722	43,851	36,529
Hotel and recreational vehicle park	11,698	14,724	10,774
Truck stop and service station	17,502	28,246	26,800
General and administrative	202,496	174,422	126,881
Other operating expenses	11,485	11,494	10,959
Depreciation and amortization	81,037	69,120	55,685
Pre-opening and development costs	60,783	29,773	29,608
Write-downs and other charges, net	4,364	—	—
	909,233	816,510	636,194
Operating Income	14,478	95,847	32,269
Other non-operating income	15,510	16,009	3,668
Interest expense, net of capitalized interest	(25,715)	(53,678)	(49,535)
Merger termination proceeds, net of related expenses	—	44,731	—
Loss on early extinguishment of debt	(6,124)	—	(3,752)
Income (loss) from continuing operations before income taxes	(1,851)	102,909	(17,350)
Income tax benefit (expense)	466	(41,122)	17,290
Minority interest	—	100	—
Income (loss) from continuing operations	(1,385)	61,887	(60)
Income (loss) from discontinued operations, net of income taxes	(21)	14,999	6,185
Net income (loss)	$ (1,406)	$ 76,886	$ 6,125
Net income per common share—basic			
Income (loss) from continuing operations	$ (0.02)	$ 1.30	$ 0.00
Income from discontinued operations, net of income taxes	0.00	0.31	0.15
Net income (loss) per common share—basic	$ (0.02)	$ 1.61	$ 0.15
Net income per common share—diluted			
Income (loss) from continuing operations	$ (0.02)	$ 1.26	$ 0.00
Income from discontinued operations, net of income taxes	0.00	0.30	0.14
Net income (loss) per common share—diluted	$ (0.02)	$ 1.56	$ 0.14
Number of shares—basic	59,221	47,629	40,703
Number of shares—diluted	59,221	49,272	42,951

See accompanying notes to the consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(in thousands, except share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 191,124	$ 188,576
Restricted cash	—	22,321
Accounts receivable, net of allowance for doubtful accounts of $11,321 and $8,979	20,562	27,754
Inventories	6,688	6,420
Prepaid expenses and other assets	54,092	31,709
Income tax receivable	—	4,719
Deferred income taxes	9,213	7,067
Total current assets	281,679	288,566
Restricted cash	6,163	5,756
Property and equipment, net	1,716,282	1,260,371
Goodwill	45,286	45,265
Intangible assets, net	74,487	79,107
Other assets, net	69,647	58,765
	$2,193,544	$1,737,830
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 86,736	$ 45,684
Accrued interest	11,136	10,677
Accrued compensation	41,533	42,225
Other accrued liabilities	72,663	91,023
Current portion of long-term debt	87	1,131
Total current liabilities	212,155	190,740
Long-term debt less current portion	841,214	773,158
Other long-term liabilities	70,272	33,179
Deferred income taxes	17,544	46,170
Commitments and contingencies (Note 10)		
Stockholders' Equity		
Preferred stock	—	—
Common—$0.10 par value, 59,887,181 and 48,179,581 shares outstanding, net of treasury shares	6,190	5,019
Additional paid in capital	989,589	625,325
Retained earnings	92,520	96,089
Accumulated other comprehensive loss	(15,850)	(11,760)
Treasury stock, at cost	(20,090)	(20,090)
Total stockholders' equity	1,052,359	694,583
	$2,193,544	$1,737,830

See accompanying notes to the consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2007, 2006 and 2005

	Common Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
			(in thousands)			
Balance as of January 1, 2005	$4,251	$428,042	$13,078	$(10,091)	$(20,090)	$ 415,190
Net income	—	—	6,125	—	—	6,125
Foreign currency translation loss	—	—	—	(1,018)	—	(1,018)
Total comprehensive income						5,107
Executive stock option compensation	—	157	—	—	—	157
Common stock option exercises	47	4,796	—	—	—	4,843
Tax benefit from stock option exercises	—	2,517	—	—	—	2,517
Balance as of December 31, 2005	$4,298	$435,512	$19,203	$(11,109)	$(20,090)	$ 427,814
Net income	—	—	76,886	—	—	76,886
Foreign currency translation loss	—	—	—	(651)	—	(651)
Total comprehensive income						76,235
Share-based compensation	—	6,146	—	—	—	6,146
Common stock option exercises	31	3,246	—	—	—	3,277
Equity offerings	690	178,172	—	—	—	178,862
Tax benefit from stock option exercises	—	2,249	—	—	—	2,249
Balance as of December 31, 2006	$5,019	$625,325	$96,089	$(11,760)	$(20,090)	$ 694,583
Net loss	—	—	(1,406)	—	—	(1,406)
Foreign currency translation loss	—	—	—	(652)	—	(652)
Post-retirement benefit obligations	—	—	—	(80)	—	(80)
Unrealized loss on marketable securities available for sale, net of income tax	—	—	—	(3,358)	—	(3,358)
Total comprehensive loss						(5,496)
FIN 48 adoption adjustment (see Note 5)	—	—	(2,163)	—	—	(2,163)
Share-based compensation	—	8,432	—	—	—	8,432
Common stock option exercises	21	2,330	—	—	—	2,351
Equity offerings	1,150	352,188	—	—	—	353,338
Tax benefit from stock option exercises	—	1,314	—	—	—	1,314
Balance as of December 31, 2007	$6,190	$989,589	$92,520	$(15,850)	$(20,090)	$1,052,359

See accompanying notes to the consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31		
	2007	2006	2005
	(in thousands)		
Cash flows from operating activities:			
Net income (loss)	$ (1,406)	$ 76,886	$ 6,125
Depreciation and amortization	81,037	69,120	63,024
Gain on sale of assets	(488)	(27,165)	—
Write-downs and other charges	4,852	4,939	—
Loss on extinguishment of debt	6,124	—	3,752
Amortization of debt issuance costs	4,289	3,716	3,145
Share-based compensation expense	8,427	5,638	—
Tax benefit from stock option exercises	1,314	2,249	2,517
Excess tax benefit from stock equity plans	(1,136)	(1,853)	—
Advances of insurance claims in excess of book value	5,000	—	—
Change in long-term accounts, net	12,778	12,329	(2,108)
Change in income taxes	(1,464)	40,425	(19,067)
Net change in insurance receivable	—	16,734	(16,734)
Excess insurance proceeds	—	16,688	—
Changes in operating assets and liabilities:			
Receivables	8,689	(3,040)	(7,736)
Prepaid expenses and other	(189)	(2,671)	(2,906)
Accounts payable	21,950	(4,417)	15,292
Other accrued liabilities	3,185	(2,962)	18,230
Accrued interest	459	(89)	(1,788)
Net cash provided by operating activities	153,421	206,527	61,746
Cash flows from investing activities:			
Payments for asset acquisitions, net of cash acquired	—	(334,224)	—
Payments for businesses acquired, net of cash acquired	—	(41,322)	(37,335)
Capital expenditures and land additions	(545,644)	(186,533)	(202,774)
Investment in available for sale securities	(39,849)	—	—
Additional funding for 2006 asset acquisitions	(10,087)	—	—
Decrease in restricted cash	21,914	(18,387)	76,276
Proceeds from sale of property and equipment	7,505	88,330	231
Insurance proceeds for hurricane damages	—	32,813	25,000
Net cash used in investing activities	(566,161)	(459,323)	(138,602)
Cash flows from financing activities:			
Proceeds from credit facility	50,000	135,000	419,008
Repayments under credit facility	(335,000)	(20,000)	(324,008)
Payment on 8.25% senior subordinated notes	(25,000)	—	(65,000)
Payment on other secured and unsecured notes payable	(2,075)	(1,390)	(2,473)
Proceeds from 7.50% senior subordinated notes	379,321	—	—
Proceeds from common stock equity offerings	353,338	178,862	—
Proceeds from common stock options exercised	2,351	3,277	4,843
Debt issuance and other financing costs	(9,418)	(3,477)	(9,171)
Other financing activities, net	(17)	3	27
Excess tax benefits from stock equity plans	1,136	1,853	—
Net cash provided by financing activities	414,636	294,128	23,226
Effect of exchange rate changes on cash and cash equivalents	652	(88)	(1,412)
Increase (decrease) in cash and cash equivalents	2,548	41,244	(55,042)
Cash and cash equivalents at the beginning of the year	188,576	147,332	202,374
Cash and cash equivalents at the end of the year	$ 191,124	$ 188,576	$ 147,332
Supplemental Cash Flow Information:			
Cash paid for interest, net of amounts capitalized	$ 63,025	$ 53,006	$ 53,099
Cash received (paid) for income taxes, net	1,158	20,077	1,085
Non-cash currency translation rate adjustment	652	651	412
Construction payables accrued	19,102	6,152	6,018

See accompanying notes to the consolidated financial statements.

Note 1—Summary of Significant Accounting Policies

General Pinnacle Entertainment, Inc. ("Pinnacle") is a leading developer, owner and operator of casinos and related hospitality and entertainment facilities. We currently operate six domestic casino destinations, located in southeastern Indiana ("Belterra Casino Resort"); Lake Charles, New Orleans and Bossier City, Louisiana ("L'Auberge du Lac," "Boomtown New Orleans" and "Boomtown Bossier City", respectively); Reno, Nevada ("Boomtown Reno") and St. Louis, Missouri ("Lumière Place–St. Louis"). Internationally, we operate several small casinos in Argentina ("Casino Magic Argentina") and one in The Bahamas ("The Casino at Emerald Bay").

Within our construction and development pipeline, we have a number of projects at various stages of development. In south St. Louis County, we are constructing a casino named River City. In Lake Charles, Louisiana we are developing a second casino resort to be called Sugarcane Bay. In Baton Rouge, Louisiana, we are developing a casino resort to be called Rivière and in Kansas City, Kansas, we have submitted a proposal and the requisite gaming application for a casino resort. Each of these projects is subject to various regulatory approvals. Additionally, we own a casino site at the heart of the famed Boardwalk in Atlantic City, New Jersey, on which we plan to build a major new casino resort. We also have a number of planned expansions at our existing casino destinations.

Basis of Presentation The accompanying consolidated financial statements include the accounts of Pinnacle Entertainment, Inc. and subsidiaries and have been prepared by management in accordance with accounting principles generally accepted in the United States of America ("GAAP") and with the rules and regulations of the Securities and Exchange Commission ("SEC"). All significant inter-company accounts and transactions have been eliminated.

Use of Estimates The preparation of consolidated financial statements in conformity with accounting principles used in the United States requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and (iii) the reported amounts of revenues and expenses during the reporting period. Estimates used by us include, among other things, (a) the evaluation of the future realization of deferred tax assets, (b) determining the adequacy of reserves, and (c) estimates of the forfeiture rate, expected life of options and stock price volatility when computing share-based compensation expense. Actual results will likely differ from those estimates.

Fair Value of Financial Instruments The carrying amount of our financial instruments, including cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities approximates fair value due to their short maturities. We have marketable securities which are classified as available for sale. Available-for-sale securities are marked-to-market based on quoted market values for the securities, with the unrealized gains and losses, net of tax reported as a component of accumulated other comprehensive gain or loss. At December 31, 2007, we held $34.3 million available-for-sale securities which are included in prepaid and other assets on the consolidated balance sheet. We did not have any such securities at December 31, 2006.

Restricted Cash Current restricted cash consists of cash and highly liquid instruments with original maturities of 90 days or less, which carrying amounts approximate fair value.

Long-term restricted cash at December 31, 2007 and 2006 consists primarily of an indemnification trust deposit of approximately $5.5 million and $5.3 million, respectively.

Current restricted cash of $22.3 million at December 31, 2006 represents monies received in July 2006 from the sale of the Hollywood Park Casino card club leasehold interest, which funds were held by a qualified intermediary while we explored the potential of a deferred like-kind exchange of the property under Section 1031 of the Internal Revenue Code of 1986, as amended. We concluded that the benefits of such potential like-kind exchange did not offset the risks and costs so no such transaction was consummated and the funds were transferred to our general corporate cash account in January 2007.

Accounts Receivable Accounts receivable consist primarily of casino, hotel and other receivables, net of an allowance for doubtful accounts of $11.3 million and $9.0 million as of December 31, 2007 and 2006, respectively. The allowance for doubtful accounts is estimated based upon, among other things, collection experience, customer credit evaluations and the age of the receivables.

We extend casino credit to approved customers in states where it is permitted following background checks and investigations of creditworthiness.

Inventories Inventories, which consist primarily of food, beverage and operating supplies, are stated at the lower of cost or market value. Costs are determined using the first-in, first-out method and the weighted average methods.

Property and Equipment Additions to property and equipment and construction-in-progress are recorded at cost, including capitalized interest as applicable. Depreciation and amortization are provided based on the straight-line method over the assets' estimated useful lives as follows:

	Years
Land improvements	5 to 40
Buildings and improvements	15 to 50
Vessels	10 to 39
Equipment	3 to 20

Betterments that extend the life of the asset are capitalized. The costs of property sold or otherwise disposed of and their associated accumulated depreciation are eliminated from both the property and accumulated depreciation accounts.

Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 144, "*Accounting for the Impairment or Disposal of Long-lived Assets*", we review our long-lived assets for impairment whenever events or changes in circumstances indicate that the book value of an asset may not be recoverable. If a long-lived asset is to be retained, we assess in accordance with GAAP the recoverability based on the sum of the asset's future undiscounted cash flows over the estimated remaining life compared to the asset's book value. If an impairment exists, the asset is written down to fair value, based on quoted market prices, insured values, or another valuation technique, such as discounted cash flow analysis. If a long-lived asset is to be sold, the asset is reported at the lower of carrying value or fair value.

In August 2005, Casino Magic Biloxi casino was destroyed, and the hotel and other improvements were severely damaged, all as a result of Hurricane Katrina. In April 2006, we executed a non-binding letter of intent to, among other things, sell the Casino Magic Biloxi assets, at which time we recorded an impairment charge of approximately $4.9 million to reflect the proposed sales price. Such impairment charge is included in 2006 discontinued operations. The sales price reflected the destruction of the property, as the insurance claims related to such destruction were retained by us. A formal sales agreement was executed in May 2006 and the transaction was completed in November 2006 (see Note 13).

Capitalization of Interest We capitalize interest expense on construction in progress based on our average cost of borrowed funds. Interest is no longer capitalized once the project is substantially complete. Capitalized interest included in interest expense was $42.9 million, $5.8 million and $7.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. Such capitalized interest becomes part of the cost of the related asset and is depreciated over the estimated useful life.

Goodwill and Other Intangible Assets Pursuant to SFAS No. 142, "*Goodwill and Other Intangible Assets,*" goodwill and other non-amortizing intangible assets are not amortized, but instead are subject to an annual assessment for impairment, or more frequently if there are indications of possible impairment, by applying a fair-value-based test.

Goodwill: Goodwill consists of the excess of the acquisition cost over the fair value of the net assets acquired in business combinations. Based on assessments performed, there were no impairments to Goodwill in 2007, 2006 and 2005.

Intangible Assets—Non-amortizing: In connection with the November 2006 purchase of two entities from Harrah's Entertainment, Inc. ("Harrah's"), we allocated approximately $57.5 million of the purchase price to non-amortizing intangible assets—see Note 2 "*Lake Charles, Louisiana.*"

In connection with a prior acquisition, a portion of the purchase price was allocated to conducting the gaming operations of Boomtown Bossier City. In connection with the implementation of SFAS No. 142 in 2002, we valued such asset at approximately $19.9 million and classified it as a non-amortizing intangible asset with an indefinite useful life. In connection with the final resolution of certain income tax matters in 2007, we reversed certain tax accruals, which resulted in a $4.3 million reduction of such non-amortizing intangible asset.

Non-amortizing intangible assets are subject to an annual assessment for impairment by applying a fair-value-based test. Based on assessments performed, there was no impairment in 2007, 2006 and 2005.

Intangible Assets—Amortizing: Also, in connection with the prior acquisition, a portion of the acquisition price was allocated to a concession agreement to operate casinos in Argentina. The concession agreement provides us certain exclusive rights to operate casinos in major cities of the Province of Neuquén. In 2003, we and the Province of Neuquén amended the concession agreement, permitting extensions of the concession contract through 2016 provided that we build a replacement casino in Neuquén, which we completed and opened in July 2005. We can also receive an additional five-year extension to 2021, if we invest five million pesos (or $1.6 million based on the December 31, 2007 exchange rate) in a minimum three-star hotel facility with a minimum of 10 guestrooms. Such hotel is currently under construction and expected to open in 2008. After the new hotel is inspected and approved by the local gaming commission, our exclusivity should be extended from 2016 to 2021.

Amortization expense of the license cost for the years ended December 31, 2007, 2006 and 2005 was $404,000, $377,000 and $383,000, respectively. Based on our ability and intent to satisfy the 2003 amended concession agreement conditions, we are amortizing the gaming license through 2021. The unamortized gaming license costs as of December 31, 2007 and 2006 were $893,000 and $990,000, respectively. Estimated future amortization expense for each of the next five years, applying the average peso-to-dollar exchange rate for the year ended December 31, 2007 to each such period, is approximately $60,000.

Debt Issuance Costs and Related Amortization Debt issuance costs, net of accumulated amortization, were $19.7 million and $20.9 million at December 31, 2007 and 2006, respectively, and are included in Other

Assets on the consolidated balance sheets. Such costs are incurred in connection with long-term debt and bank financing and are capitalized, when appropriate and permitted under GAAP, and amortized to interest expense over the expected term of the related debt agreement. We use the straight-line method that approximates the effective interest method for such amortization. Such amortization periods range from five years for our revolving credit facility to ten years for the 8.75% senior subordinated notes due in 2013 (see Note 4). Amortization of debt issuance costs included in interest expense was $4.3 million, $3.7 million and $3.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. Accumulated amortization as of December 31, 2007 and 2006 was $11.8 million and $8.3 million, respectively.

Self Insurance We self-insure various levels of general liability, property, workers' compensation and medical coverage. Insurance reserves include accruals of estimated settlements for known claims, as well as accruals of estimates of incurred but not reported claims, which are included in accrued compensation and other accrued liabilities on the consolidated balance sheet.

Income Taxes We account for income taxes under SFAS No. 109, "*Accounting for Income Taxes,*" whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. Loss contingencies resulting from tax audits or certain tax positions are accrued when the potential loss can be reasonably estimated and where occurrence is probable. In July 2006, the FASB released FIN 48, "*Uncertainty in Income Taxes,*" which defines accounting for uncertain tax positions and includes amendments to SFAS No. 109. We adopted FIN 48 on January 1, 2007 (our first fiscal year after December 15, 2006). See Note 5 for additional information.

Revenue Recognition Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons. Food and beverage, hotel, truck stop, service station, and other operating revenues are recognized as products are delivered or services are performed. Other operating revenues are comprised primarily of retail, arcade and showroom revenue.

We reward certain customers with cash based upon their level of play on certain casino games (primarily slot machines), including the cash value of frequent-player "points" and coin coupon offerings. The cash values are recorded as a reduction in revenues.

Revenues in the accompanying consolidated income statements exclude the retail value of hotel rooms, food and beverage and other items provided to patrons on a complimentary basis. Complimentary revenues that have been excluded from the accompanying consolidated income statements are $91.3 million, $81.0 million and $58.8 million for 2007, 2006 and 2005, respectively. The estimated cost of providing these promotional allowances (which is included in gaming expenses) was $66.2 million, $64.9 million and $48.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Advertising Costs Advertising costs are expensed as incurred, consistent with Statement of Position 93-7 "*Reporting on Advertising Costs.*" Such costs (excluding expenses included in pre-opening and development costs of $4.8 million, $448,000 and $5.6 million in 2007, 2006 and 2005, respectively) were $20.6 million, $19.6 million and $18.4 million for the years ended December 31, 2007, 2006 and 2005, respectively, and are included in gaming expenses on the accompanying consolidated income statements.

Pre-opening and Development Costs Pre-opening and development costs are expensed as incurred, consistent with Statement of Position 98-5 "*Reporting on the Costs of Start-up Activities.*" For 2007, 2006 and 2005, pre-opening and development costs were $60.8 million, $29.8 million and $29.6 million, respectively. In 2007, pre-opening and development costs were primarily associated with Lumière Place and our Atlantic City, Sugarcane Bay and Rivière projects. Costs in 2006 were primarily associated with the St. Louis development activities and the acquisition and expansion activities throughout the year. Such costs in 2005 were primarily related to the opening of our L'Auberge du Lac facility, as well as early St. Louis development activities.

Other Non-operating Income In addition to interest income of $15.5 million, $14.2 million and $3.7 million for the years ended December 31, 2007, 2006 and 2005, respectively, other non-operating income for the 2006 year includes a gain on the sale of Aztar Corporation common stock of $1.8 million.

Minority Interest In 2007 and 2006, we consolidated the accounts and activity of a joint-venture condominium project we were developing in the City of St. Louis. In 2007, we absorbed 100% of the losses incurred by the project. In 2006, we absorbed all but $100,000 of the project costs, which amount the joint venture partner absorbed and is reflected as minority interest on the consolidated income statement. There was no such minority interest in 2005.

Due to rising construction costs and weakening markets for residential real estate, we anticipate ending our relationship with the joint venture partner in early 2008, which resulted in a write-off of $1.0 million in project-related costs.

Construction Period Lease Costs Construction period lease costs are expensed pursuant to Financial Accounting Standards Board ("FASB") Staff Position No. FSP FAS 13-1, "*Accounting for Rental Costs Incurred During a Construction Period.*" Such costs primarily occur when we enter into a lease arrangement whereby rent is not scheduled to be paid until the opening of a new facility. Pursuant to FSP FAS 13-1, we expense construction-period lease costs once possession and control of the leased asset has passed to us regardless of the timing of cash rent obligations, and the construction-period lease cost can be reasonably estimated. Simultaneous with the recording of the lease cost, we record a deferred rent obligation until cash rent obligations commence. At such time, the liability will be amortized as a reduction in rent expense for the remainder of the lease term.

In September 2005, in connection with the commencement of site development activities at our River City project site, we began expensing lease costs associated with the 99-year lease obligation for the land underlying the planned project. Under such lease, rent begins when the facility opens. Based on the minimum future cash lease obligation of $4.0 million per annum, and the assumption of a four-year construction period, we recorded a charge of approximately $3.8 million in 2007 and $4.0 million in 2006. Such charge is non-cash prior to opening and is included in pre-opening and development costs.

Currency Translation We account for currency translation in accordance with SFAS No. 52, *"Foreign Currency Translation."* Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income (loss).

Share-based Compensation Effective January 1, 2006, we adopted the provisions of SFAS No. 123R, "*Share-Based Payment,*" requiring that compensation cost relating to share-based payment transactions be recognized in our consolidated financial statements. The cost is measured at grant date, based on the calculated fair value of the award and is recognized as expense over the vesting period of the equity award. Prior to January 1, 2006, we accounted for share-based compensation to employees in accordance with APB No. 25 and related interpretations. We also followed the disclosure requirements of SFAS 123 as amended by SFAS No. 148, *"Accounting for Stock-Based Compensation-Transition and Disclosure."* The Company adopted SFAS No. 123R using the modified prospective method and, accordingly, financial statement amounts for 2005 do not reflect the fair value method of recognizing compensation cost relating to share-based compensation.

Comprehensive Income SFAS No. 130, *"Reporting Comprehensive Income,"* requires that a company disclose other comprehensive income (loss) and the components of such income (loss). The objective of SFAS No. 130 is to report a measure of all changes in equity other than transactions with stockholders, such as the issuance or repurchase of shares. "Comprehensive income (loss)" is the sum of net income (loss) and other comprehensive income (loss), which includes translation adjustments, unrealized gain (loss) on marketable securities available for sale and post-retirement plan benefit obligations.

In February 2007, the Board of Directors approved the Director Medical Plan (defined below—see Note 8). Pursuant to SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-An Amendment of FASB Statements No. 87, 88, 106 and 132R,"* an initial projected benefit obligation of $171,000 was recorded in the first quarter of 2007, and a portion amortized through December 31, 2007. Also, in accordance with SFAS No. 158, the Director Medical Plan was evaluated at December 31, 2007 as to our future obligation, which evaluation resulted in a reduction of our current benefit obligation in the amount of $19,000. We did not have the Directors Medical Plan as of December 31, 2006.

From time to time, we have purchased marketable securities within the hospitality industry for strategic reasons. In connection with securities that we acquired during the fourth quarter of 2007 and held at year-end 2007, we had a pre-tax unrealized loss of $5.5 million for the three and twelve-month periods ended December 31, 2007. This pre-tax unrealized loss increased further in early 2008, as the securities owned by us declined along with the securities of most hospitality companies. We do not actively trade such securities, which are held as available for sale and therefore, pursuant to SFAS No. 115, *"Accounting for Certain Investments in Debt and Equity Securities,"* we recorded the after-tax unrealized loss in accumulated other comprehensive loss on the consolidated balance sheet as of December 31, 2007. We determined the fair value of the securities based on the closing market price of the securities as of December 31, 2007.

Earnings per Share Diluted earnings per share assume exercise of in-the-money stock options (those options with exercise prices at or below the weighted average market price for the periods presented) outstanding at the beginning of the period or at the date of the issuance. We calculate the effect of dilutive securities using the treasury stock method. As of December 31, 2007 and 2005, our share-based awards issued under our Stock Option Plans (defined below) consisted only of common stock option grants. For the year ended December 31, 2006, our share-based awards issued under our Stock Option Plans (defined below) consisted of common stock option grants and restricted stock awards.

Recently Issued Accounting Pronouncements

FIN 48 In July 2006, the FASB released FIN 48, *"Uncertainty in Income Taxes,"* which defines accounting for uncertain tax positions and includes amendments to SFAS No. 109. FIN 48 became effective for us on January 1, 2007 (our first fiscal year after December 15, 2006). See Note 5 for additional information.

SFAS No. 159 In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115,"* which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 will become effective for us on January 1, 2008 (our first fiscal year beginning after November 15, 2007). We do not plan to apply the fair value option to any items in our consolidated financial statements.

SFAS No. 157 In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements.*" The statement defines fair value, establishes a framework for measuring fair value, expands disclosures about fair value measurements and does not require any new fair value measurements. SFAS No. 157 will become effective for us on January 1, 2008 (our first fiscal year beginning after November 15, 2007). We have not yet determined the effect, if any, SFAS No. 157 will have on our consolidated financial statements.

SFAS No. 160 In December 2007, the FASB issued SFAS No. 160, "*Non-controlling interests in Consolidated Financial Statements.*" The statement is an amendment of Accounting Research Bulletin No. 51. The objective of this statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements regarding minority interest. SFAS No. 160 will become effective for us on January 1, 2009 (our first fiscal year beginning after December 15, 2008). We have not yet determined the effect, if any, SFAS No. 160 will have on our consolidated financial statements.

Note 2—Expansion and Developments

Kansas City, Kansas: In 2007, we obtained options for the purchase of approximately 60 acres of land for the benefit of our proposed new gaming entertainment complex in Kansas City, Kansas. Such land purchase options include certain contingencies, including, among other things, our being selected by the state of Kansas to build our proposed gaming entertainment complex on such land.

Baton Rouge, Louisiana: In 2007 and 2006, we purchased approximately 517 acres of land and a majority co-ownership interest in an additional 58 acres for approximately $22.2 million on which we intend to build our Rivière casino resort. On February 9, 2008, voters in the East Baton Rouge Parish approved a local referendum changing the berth site from Lake Charles, Louisiana to Baton Rouge, Louisiana.

Atlantic City, New Jersey: In November 2006, we completed the purchase of entities that own a casino site in Atlantic City, New Jersey. This site included the former Sands Casino Hotel and certain other adjacent property.

The aggregate purchase price paid at closing for the former casino site and additional property, other assets, tax benefits and working capital items of the entities was approximately $275 million. We paid an additional $10.1 million of the purchase price in the first quarter of 2007 following settlement of a property tax matter that resulted in a like amount of property tax credits available in future years. The total consideration paid was allocated among the acquired assets and liabilities based on preliminary estimates of their relative fair market values at the date of purchase. We finalized our assessment of the estimated fair values in the fourth quarter of 2007. The results did not materially differ from our original purchase price allocation, and therefore no material adjustments were required to our audited financial statements.

In connection with the purchase of the former casino site, adjacent property and related improvements in 2006, we recorded an asset retirement obligation pursuant to SFAS No. 143, as amended, "*Accounting for Asset Retirement Obligations*" of $1.5 million for the removal of asbestos and any other environmental hazards. Due to the extended time period to complete the remediation efforts, during 2007, we extended the life of the amortization of our asset retirement obligation from 10 months to 25 months.

Lake Charles, Louisiana: In November 2006, we completed the acquisition of two Harrah's entities that owned, among other things, land and improvements in Lake Charles, Louisiana and two casino riverboat licenses, all for approximately $70 million. Concurrent with the purchase, we sold our former Casino Magic Biloxi site and certain related assets in Biloxi, Mississippi to Harrah's for approximately $45 million.

The purchase price of approximately $70 million was allocated between tangible and intangible assets based on preliminary estimates of their relative fair market values at the date of purchase. We allocated $15 million to tangible assets and $55 million to identifiable intangible assets. We completed our analysis of the purchase price allocation in the second quarter of 2007, which results did not materially differ from our original purchase price allocation and therefore no material adjustments were required to our audited financial statements.

We anticipate utilizing one of the dormant gaming entities for our proposed Sugarcane Bay casino-hotel resort adjacent to L'Auberge du Lac and the other for our proposed Rivière casino resort in Baton Rouge.

The Admiral Riverboat Casino: In December 2006, we completed the purchase of The Admiral Riverboat Casino, which is adjacent to Lumière Place, for approximately $45 million. The total consideration paid was assigned to assets and liabilities acquired based on preliminary estimates. The results did not materially differ from our original purchase price allocation, and therefore no material adjustments were required to our audited financial statements.

Merger Termination Proceeds: The December 31, 2006 results reflect net proceeds of approximately $44.7 million related to our terminated merger agreement with Aztar Corporation. The gross breakup fee from the merger agreement was $78 million. The difference reflects legal and financing fees and other costs related to the terminated merger agreement.

Note 3—Property and Equipment

Property and Equipment at December 31, 2007 and 2006 consisted of the following:

	2007	2006
	(in millions)	
Land and land improvements	$ 470.6	$ 430.8
Buildings	848.6	491.9
Equipment	437.1	314.4
Vessels	155.7	155.5
Construction in progress	150.7	160.8
	2,062.7	1,553.4
Less accumulated depreciation	(346.4)	(293.0)
	$1,716.3	$1,260.4

Construction in progress at December 31, 2007 relates primarily to our Lumière Place-St. Louis, River City and Atlantic City projects, while construction in progress at December 31, 2006 related primarily to our Lumière Place and River City projects. Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $80.5 million, $68.7 million and $55.1 million, respectively.

In July 2006, we closed on the sale of approximately 28 acres of land at our Boomtown Reno property to Cabela's Retail, Inc. for approximately $5.1 million, which land had a book value of $2.6 million. On November 16, 2007, Cabela's opened a branded sporting goods store.

We also entered into an agreement under which we may sell or lease to Cabela's, upon its election to purchase or lease, an additional parcel of approximately two acres, following the receipt of certain environmental clearances (which were received in August 2007). Although Cabela's opened its retail store in November 2007, it has not yet elected whether to purchase or lease the two additional acres.

Pursuant to current accounting guidelines, our continuing involvement in the two-acre parcel (contiguous to the larger parcel and an integral part of the transaction with Cabela's) precludes us from recognizing a gain of approximately $3 million on the sale of the larger parcel at this time. In the event we execute a long-term lease for the smaller parcel, the gain on the larger parcel will be deferred and amortized over the lease term, with such gain offset by the costs, if any, of our continued involvement with the smaller parcel. In the event Cabela's completes a purchase of the smaller parcel, the gain on the larger parcel will be recognized at such time.

It is expected that a portion of the construction cost of the Cabela's retail store and certain road access improvements will be financed through the issuance of industrial revenue bonds through local or state governmental authorities. The bonds are expected to be serviced by a portion of the sales taxes generated by the new retail facilities. We have agreed to purchase, if necessary and under certain conditions, some of these bonds. We estimate that we may be required to purchase between $4 million and $10 million of these bonds and believe such bonds could be resold to other investors. We anticipate these industrial revenue bonds will be issued in the first half of 2008.

Note 4—Long-Term Debt

Long-term debt at December 31, 2007 and 2006 consisted of the following:

	December 31,	
	2007	2006
	(in millions)	
Secured Credit Facility	$ 50.0	$335.0
Unsecured 8.25% Notes due 2012	277.2	302.8
Unsecured 8.75% Notes due 2013	133.5	133.3
Unsecured 7.50% Notes due 2015	379.6	—
Other secured and unsecured notes payable	1.0	3.2
	841.3	774.3
Less current maturities	(0.1)	(1.1)
	$841.2	$773.2

Senior Secured Credit Facility: As of December 31, 2007, our senior secured credit facility (the "Credit Facility") consisted of a $625 million revolver facility that matures in December 2010, $50 million of which was outstanding as of year end and $21.2 million of which was utilized under various letters of credit.

The Credit Facility was executed in December 2005, and has been amended on three occasions. The first amendment (executed in December 2005) increased the permitted letters of credit sub-limit to $75 million. The second amendment became effective in November 2006 and, among other things, modified certain covenants, increased the maximum permitted consolidated leverage ratio and consolidated senior debt ratio during certain time periods, permitted certain additional capital expenditures and increased the maximum permitted capital expenditures for Lumière Place and River City. The third amendment, also effective November 2006, increased the Credit Facility by $250 million to $1.0 billion. The increase consisted of a $175 million increase to the revolving credit facility and a $75 million increase to the term loan.

In June 2007, we retired all of the $275 million of then-outstanding term loan under our $1.0 billion Credit Facility. In late June, we decided to allow the $100 million delayed-draw term loan facility to expire undrawn on July 2.

We are obligated to make mandatory prepayments of indebtedness under the Credit Facility from the net proceeds of certain debt offerings and certain asset sales and dispositions. No such payments have been made or are required at this time. In addition, we are required to prepay borrowings under the Credit Facility with a percentage of our "Excess Cash Flow" as defined in the Credit Facility. No such payments have been made, nor does management believe such payments will be required in the foreseeable future, as the definition of excess cash flow incorporates capital spending activities in a given year and our capital expenditure plans are substantial. We have the option to prepay all or any portion of the indebtedness under the Credit Facility at any time without premium or penalty.

Interest on the Credit Facility is subject to change based on the floating rate index selected. For borrowings under the Credit Facility, the interest rate is computed as a margin over LIBOR based on our "Consolidated Leverage Ratio" as defined in the Credit Facility. Such margin was 1.50% and LIBOR was 5.21% as of December 31, 2007. The letters of credit bear facility fees of 1.50% per annum, while the revolving credit facility bears a commitment fee of 0.30% per annum, both of which are also based on our Consolidated Leverage Ratio. We may also, at our option, borrow at a base rate, as defined in the Credit Facility. Under the Credit Facility, at least 40% of our total funded debt obligations must be subject to fixed interest rates or hedge agreements or other interest rate protection agreements. As of December 31, 2007, approximately 94.1% of our debt was at fixed rates versus floating interest rates.

The Credit Facility has, among other things, restrictive financial covenants and capital spending limits and other affirmative and negative covenants. The obligations under the Credit Facility are secured by most of our assets and those of our domestic restricted subsidiaries, including a pledge of the equity interests in our domestic restricted subsidiaries. Our obligations under the Credit Facility are also guaranteed by our domestic restricted subsidiaries. Our subsidiaries that own the Atlantic City site and related parcels of land, our Argentine and Bahamian operations, our airplane and certain other assets, are unrestricted subsidiaries under the Credit Facility. We have been in compliance with all such covenants as of December 31, 2007 and 2006.

At December 31, 2007, we had issued approximately $21.2 million of irrevocable letters of credit, which includes $10.0 million related to our ongoing commitments required by our redevelopment agreement in St. Louis, $3.0 million associated with our River City project and $8.2 million for various self-insurance programs.

In early 2008, we borrowed an additional $90.0 million under the Credit Facility and therefore, as of February 29, 2008, we had borrowings of $140 million and outstanding letters of credit of $21.2 million under the Credit Facility.

Unsecured 7.50%, 8.25% and 8.75% Notes: In June 2007, we issued $385 million in aggregate principal amount of 7.50% of senior subordinated notes due 2015 (the "7.50% Notes"). The 7.50% Notes were issued in a private offering conducted pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, at 98.525% of par to yield 7.75% to maturity, with interest payable on June 15 and December 15, beginning December 2007. Net of the original issue discount, initial purchasers' fees and various costs and expenses, proceeds from the offering were approximately $379 million. In connection with the sale of the 7.50% Notes, we entered into a registration rights agreement with the initial purchasers of the 7.50% Notes. Under the registration rights agreement, we have agreed to file a registration statement with respect to an offer to exchange the 7.50% Notes for a new issue of substantially identical notes registered under the Securities Act of 1933, as amended, no later than March 31, 2008. We retired our then-outstanding $275 million term loan discussed above and used a portion of the proceeds to purchase $25.0 million in principal amount of our 8.25% Notes.

In March 2004, we issued $200 million in aggregate principal amount of 8.25% of senior subordinated notes due 2012 (the "8.25% Notes"), which were issued at a price of 99.282% of par, thereby yielding 8.375% to first call and maturity. In December 2004, we issued an additional $100 million in aggregate principal amount of

8.25% Notes, which additional notes were issued at a price of 105.00% of par, thereby yielding 7.10% to the first call date (7.35% to maturity). Net proceeds of these offerings were used to refinance our then-existing higher coupon senior subordinated notes. Interest is payable on such notes on March 15 and September 15.

In September 2003, we issued $135 million in aggregate principal amount of 8.75% of senior subordinated notes due 2013 (the "8.75% Notes"), which notes were issued at 98.369% of par, thereby yielding 9.00% to first call and maturity. The net proceeds of the offering were also used to retire then-existing higher coupon senior subordinated notes. Interest is payable on such notes on April 1 and October 1.

Under the indentures governing the 7.50% Notes, 8.25% Notes and 8.75% Notes, we are permitted to incur up to $1.5 billion, $475 million and $350 million in senior indebtedness, respectively, among other debt incurrence baskets. Our indentures permit us to incur additional indebtedness (senior or otherwise) for debt refinancing. And finally, our indentures also permit us to incur additional indebtedness if, after giving effect to the indebtedness proposed to be incurred, our Consolidated Coverage Ratio (essentially, a ratio of adjusted EBITDA to interest) for a trailing four-quarter period on a pro forma basis (as defined in the indentures) would be at least 2:1. As computed under our more restrictive indentures, as of December 31, 2007, this ratio was below 2:1, but such ratio was above 2:1 for the indenture governing our 7.50% Notes, as the definition of adjusted EBITDA in such indenture differs from the definition in the other indentures.

The 7.50% Notes, 8.25% Notes and 8.75% Notes are unsecured obligations, guaranteed by all of our domestic material restricted subsidiaries, as defined in the indentures. The indentures governing these notes contain certain covenants limiting our ability and the ability of our restricted subsidiaries to incur additional indebtedness, issue preferred stock, pay dividends or make certain distributions, repurchase equity interests or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets, issue or sell equity interests in its subsidiaries, or enter into certain mergers and consolidations.

The 7.50% Notes, 8.25% Notes and 8.75% Notes are redeemable, at our option, in whole or in part, on the following dates, at the following redemption prices (expressed as percentages of par value):

8.25% Notes Redeemable		8.75% Notes Redeemable		7.50% Notes Redeemable	
On or after March 15,	At a percentage of par equal to	On or after October 1,	At a percentage of par equal to	On or after June 15,	At a percentage of par equal to
2008	104.125%	2008	104.375%	2011	103.750%
2009	102.063%	2009	102.917%	2012	101.875%
2010 and thereafter	100.000%	2010	101.458%	2013 and thereafter	100.000%
		2011 and thereafter	100.000%		

Original issue premium and discount incurred in connection with debt financings are capitalized to the related long-term debt issued, and amortized to interest expense over the expected term of the related debt agreement using the effective interest method.

Transactional costs of $8.1 million and $3.5 million were capitalized to "Debt Issuance Costs" in 2007 and 2006, respectively, in connection with the issuance of the notes and credit facilities.

In 2007, we incurred charges of $6.1 million for the early extinguishment of debt. As discussed above, we retired $275 million of floating rate secured term debt, which had a current yield of 7.32%. Although the terms of the new debt are much more flexible than our existing subordinated debt and the fixed rate is only slightly higher than the rate that was being paid on the floating rate debt, the transaction resulted in a write-off of $4.6 million in unamortized debt issuance costs. We also utilized a portion of the proceeds of the new debt to purchase $25.0 million in principal amount of the 8.25% Notes. Such purchase involved paying a $1.1 million premium for these notes and also resulted in a write-off of $379,000 of debt issuance costs. There were no charges reflecting the early extinguishment of debt in 2006. Such charges were $3.8 million in 2005 in connection with the refinancing of our credit facilities and the repurchase of the then-existing 9.25% and 9.50% senior subordinated notes.

The estimated fair value based on quoted market prices, when available, of our long-term debt at December 31, 2007 and 2006 was $873 million and $781 million, respectively, versus the book values of $846 million and $774 million, respectively.

Annual Maturities: As of December 31, 2007, annual maturities of secured and unsecured notes payable, and capital lease obligations are as follows (in millions):

Year ending December 31:	
2008	$ 0.1
2009	0.1
2010 (a)	50.1
2011	0.1
2012	275.1
Thereafter	520.5
	846.0
Plus the difference between principal at maturity and unamortized net debt issuance premium	(4.7)
Long-term debt	$841.3

(a) Includes the $50 million of borrowings under our revolving credit facility due in 2010.

Note 5—Income Taxes

The composition of our income tax expense (benefit) from continuing operations for the years ended December 31, 2007, 2006 and 2005 was as follows:

	Current	Deferred (in millions)	Total
Year ended December 31, 2007:			
U.S. Federal	$(0.6)	$ (9.2)	$ (9.8)
State	0.8	3.3	4.1
Foreign	4.5	0.8	5.3
	$ 4.7	$ (5.1)	$ (0.4)
Year ended December 31, 2006:			
U.S. Federal	$10.4	$ 17.4	$ 27.8
State	—	10.9	10.9
Foreign	1.7	0.7	2.4
	$12.1	$ 29.0	$ 41.1
Year ended December 31, 2005:			
U.S. Federal	$(0.2)	$ (6.7)	$ (6.9)
State	(0.1)	(11.4)	(11.5)
Foreign	2.3	(1.2)	1.1
	$ 2.0	$(19.3)	$(17.3)

The following table reconciles our effective income tax rate from continuing operations to the federal statutory tax rate of 35%:

	2007		2006		2005	
	Percent	Amount	Percent	Amount	Percent	Amount
			(dollars in millions)			
Federal income tax (benefit) expense at the statutory rate	(35.0)%	$(0.6)	35.0%	$36.1	(35.0)%	$ (6.1)
State income taxes, net of federal tax benefits	208.2%	3.9	7.6%	7.8	(5.9)%	(1.0)
Non-deductible expenses and other	182.7%	3.4	0.1%	0.1	4.2%	0.7
Reversal of reserves for unrecognized tax benefits (FIN 48)	(361.7)%	(6.7)	0.0%	0.0	0.0%	0.0
Credits	(123.2)%	(2.3)	(1.5)%	(1.5)	(6.1)%	(1.1)
Change in valuation allowance/reserve of deferred tax assets	103.9%	1.9	(1.3)%	(1.4)	(56.9)%	(9.8)
Income tax (benefit) expense from continuing operations before change in accounting principle	(25.1)%	$(0.4)	39.9%	$41.1	(99.7)%	$(17.3)

Our 2007 state tax rate is unusually high because the effects of permanent items, and certain state tax add-backs, such as the $153 million of gaming taxes in Indiana, are large in comparison to our net income for the year. Indiana is the only state whose tax laws do not allow the deduction of state gaming taxes when computing taxable income for the state's income tax. The increase in the valuation allowance at December 31, 2007 is due to management's assessment that certain deferred tax assets of our Argentine subsidiary may not be fully utilized.

The following table shows the allocation of income tax expense between continuing operations, discontinued operations and equity:

	For the years ended December 31,		
Net Loss and Tax Benefit (Expense)	2007	2006	2005
	(in millions)		
Income (loss) from continuing operations before income taxes	$(1.8)	$102.9	$(17.4)
Income tax benefit (expense) allocated to continuing operations	0.4	(41.1)	17.3
Minority interest	—	0.1	—
Income (loss) from continuing operations	(1.4)	61.9	(0.1)
Income (loss) from discontinued operations before income taxes	(2.2)	25.2	9.2
Income tax benefit (expense) allocated to discontinued operations	2.2	(10.2)	(3.0)
Income from discontinued operations	0.0	15.0	6.2
Net income (loss)	$(1.4)	$ 76.9	$ 6.1
Income tax benefit allocated to additional paid in capital	$ 1.3	$ 2.2	$ 2.5
Income tax benefit allocated to other comprehensive income	$ 2.2	$ —	$ —

At December 31, 2007 and 2006, the tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were:

	For the years ended December 31,	
	2007	2006
	(in millions)	
Deferred tax assets—current:		
Workers' compensation insurance reserve	$ 2.3	$ 1.9
Bad debt allowance	2.8	1.5
Legal and merger costs	2.9	3.6
Other	7.5	4.0
Less valuation allowance	(1.6)	(2.0)
Current deferred tax assets	$ 13.9	$ 9.0
Deferred tax liabilities—current:		
Prepaid expenses	$ (4.2)	$ (1.8)
Other	(0.5)	(0.1)
Current deferred tax liabilities	$ (4.7)	$ (1.9)
Net current deferred tax assets	$ 9.2	$ 7.1
Deferred tax assets—non-current:		
Federal tax credit carry-forwards	$ 0.8	$ 6.0
State net operating loss carry-forwards	3.0	7.1
Los Angeles Revitalization Zone tax credits	10.0	10.0
Deferred compensation	3.5	2.6
Pre-opening expenses capitalized for tax purposes	31.2	15.2
Stock options expense—book cost	5.5	2.4
Unrealized loss on stocks	2.2	0.0
Deferred tax assets resulting from unrecognized tax benefits	3.6	0.0
Other	3.6	5.8
Less valuation allowance	(10.2)	(8.4)
Deferred tax assets—non-current	53.2	40.7
Deferred tax liabilities—non-current:		
Intangible assets	(20.8)	(22.5)
Fixed assets	(49.9)	(64.4)
Net non-current deferred tax liabilities	$(17.5)	$(46.2)

The following table summarizes the total deferred tax assets and total deferred tax liabilities provided in the previous table:

	For the years ended December 31	
	2007	2006
	(in millions)	
Total deferred tax assets	$ 78.9	$ 60.1
Less valuation allowances	(11.8)	(10.4)
Less total deferred tax liabilities	(75.4)	(88.8)
Net deferred tax liabilities	$ (8.3)	$(39.1)

As of December 31, 2007, we had available Alternative Minimum Tax ("AMT") credit carry-forwards of $0.6 million and foreign tax credit carry-forwards of $0.2 million. The foreign tax credit carry-forwards will expire in 2011, while the AMT credit can be carried forward indefinitely to reduce future regular tax liabilities.

As of December 31, 2007, we had $41.8 million of state net operating loss carry-forwards, predominantly in Indiana, Louisiana and New Jersey, which expire on various dates beginning in 2012. These losses are shown as approximately $3.0 million of deferred tax assets on our balance sheet.

As of December 31, 2007, we had approximately $10.0 million of Los Angeles Revitalization Zone ("LARZ") tax credits. A corresponding valuation allowance had been recorded for the entire amount in previous years. The LARZ credits will expire from 2009 to 2012.

Income before taxes for Casino Magic Argentina was $11.7 million, $8.1 million, and $5.1 million for 2007, 2006 and 2005, respectively. Pursuant to APB No. 23, "*Accounting for Income Taxes—Special Areas,*" we do not provide for federal income taxes or tax benefits on the undistributed earnings (approximately $14.5 million at December 31, 2007) associated with Casino Magic Argentina. In the event some or all of the earnings are distributed to us, some portion of the distribution would be subject to both U.S. income taxes and foreign withholding taxes. However, foreign tax credits may become available to reduce or eliminate the U.S. income tax liability. A tax liability associated with the undistributed earnings has not been disclosed since the determination of such liability is not practicable.

We file income tax returns in federal, state and foreign jurisdictions. During 2007, we received our full refund claim of $4.7 million, plus additional interest income of $0.8 million, from our amended 2000 federal income tax return settled as part of an Internal Revenue Service audit for the years 1998-2002, which was recorded as an income tax benefit. In addition, during the second quarter, we settled a longstanding audit of our 1999 and 2000 tax years with the Arizona Department of Revenue, where we previously owned and operated a racetrack that was sold in 2000. During the third quarter, our Argentine company received a notice of proposed assessment from the local taxing authority for US$0.4 million upon completion of its income tax audit for the 2001-2003 tax years. While the Argentine company recorded a tax expense for the amount of the assessment, as well as creating a valuation allowance for similar deductions expected to be taken in future years, we are currently appealing the assessment. We are no longer subject to federal income tax examinations for tax years prior to 2003, state income tax examinations for tax years prior to 2000, and Argentine income tax examinations for tax years prior to 2004.

Effective January 1, 2007, we adopted the provisions of FIN 48, which provides a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return. Under FIN 48, a company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on its technical merits. Otherwise, no benefit can be recognized. If the tax position is considered more likely than not to be sustained on its merits, then a company records the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with a taxing authority. Previously, management would use its best judgment as to the ultimate overall tax liability that it expected to incur. Regardless of the accounting recognition under FIN 48, a company can continue to take appropriate tax positions available under tax law and pursue such positions through the tax appellate process if necessary. Accordingly, the fact that we may not recognize the benefit from a particular tax position in our financial statements does not necessarily mean that we will not prevail in that position with the Internal Revenue Service.

We determined that certain income tax positions did not meet the more likely than not recognition threshold, or that the positions as filed did not have a greater than 50% chance of being upheld under audit. Consequently, certain positions required a FIN 48 liability (reserve) while other previously unrecognized income tax benefits met the recognition threshold and did not require any reserve.

As a result of the implementation of FIN 48, we recognized a $2.2 million non-cash, cumulative transaction charge, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. The amount of unrecognized tax benefits as of January 1, 2007 and December 31, 2007, including accrued interest and penalties, was $41.2 million and $23.6 million, respectively, and are included in other long-term liabilities on our balance sheet. Included in the balance at December 31, 2007 are $5.4 million of unrecognized tax benefits that, if recognized, would impact the effective tax rate.

In connection with the final resolution of the federal and state income tax matters noted above, we reversed $11.7 million of FIN 48 accruals in the second quarter. The net effect to the income statement from these reversals was a $9.0 million income tax benefit as well as a reduction to our intangible assets of $4.1 million associated with our original purchase of Casino Magic Corp. and its related entities in 1998. Changes to the FIN 48 liability balances after implementation are shown in the current tax expense or benefit of our income statement.

Additionally, FIN 48 requires companies to accrue interest and related penalties, if applicable, on all tax positions for which reserves have been established consistent with jurisdictional tax laws. We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. During 2007, we accrued approximately $1.9 million for interest related to unrecognized tax benefits and had $2.1 million of cumulative interest accrued as of the end of the year. No penalties were accrued for any years. We do not expect our unrecognized tax benefits to change significantly over the next twelve months.

The following table summarizes the activity related to our unrecognized tax benefits for the year, excluding any interest or penalties:

	Total (in millions)
Balance at January 1, 2007	$ 41.0
Gross Increases—Tax Positions in Current Period	0.0
Gross Decreases—Tax Positions in Current Period	0.0
Gross Increases—Tax Positions in Prior Periods	0.5
Gross Decreases—Tax Positions in Prior Periods	(19.7)
Settlements During 2007	(0.3)
Lapse of Statute of Limitations	0.0
Balance as of December 31, 2007	$ 21.5

Note 6—Stockholders' Equity

Preferred Stock: We have authorized 250,000 shares of $1.00 par value preferred stock, none of which was issued or outstanding in 2007, 2006 or 2005.

Common Stock: At December 31, 2007 and 2006, we had 100 million shares authorized, of which 61,896,167 shares and 50,188,567 shares, respectively, of common stock were issued.

In January 2007, we consummated the public offering of 11.5 million newly issued common shares (including over-allotment shares) at $32.00 per share, resulting in net proceeds to us of approximately $353 million after underwriters' fees and expenses, which funds are being used for general corporate purposes and to fund one or more of our capital projects.

In early 2006, we consummated the public offering of 6.9 million newly issued common shares (including over-allotment shares) at $27.35 per share, resulting in net proceeds to us of approximately $179 million after underwriters' fees and expenses, which funds were used for general corporate purposes.

Shelf Registration: In early 2006, we filed an automatic shelf registration statement with the Securities and Exchange Commission, which registration statement was used to issue the 11.5 million and 6.9 million shares of common stock in early 2007 and early 2006, respectively, as discussed above. Such registration statement permits the issuance of debt, equity or other securities, and is not limited in the cumulative amount of securities to be issued over a three-year period.

Note 7—Lease Obligations

We have certain long-term operating lease obligations, including corporate office space, land at various locations, water bottoms leases in Louisiana, a dormant hotel in Atlantic City, office equipment and gaming equipment. Minimum lease payments required under operating leases that have initial terms in excess of one year as of December 31, 2007 are as follows:

	Total (in millions)
Period:	
2008	$ 12.6
2009	11.5
2010	10.3
2011	10.2
2012	10.2
Thereafter	526.0
	$580.8

Total rent expense for these long-term lease obligations for the years 2007, 2006 and 2005 was $15.4 million, $5.9 million and $4.6 million, respectively.

We lease approximately 148 of the 315 acres that our Belterra Casino Resort occupies in southern Indiana. The lease period is 50 years total, including an initial five-year lease term with nine consecutive five-year automatic renewal periods. The current lease term is through September 2010 and has eight remaining consecutive five-year automatic renewal periods. The lease currently provides for minimum annual rental payments of approximately $1.2 million, plus 1.5% of gross gaming win (as defined in the lease agreement) in excess of $100 million. The lease obligation included in rent expense was $2.3 million, $2.3 million and $2.0 million for 2007, 2006 and 2005, respectively. We also have the option to purchase the property on or after October 2020 for $30 million, subject to adjustments as defined in the lease agreement.

We lease the 242 acres underlying our L'Auberge du Lac and its related golf course. Pursuant to the lease agreement, the initial lease term commenced upon opening of the facility.

We lease approximately 234 acres of land from the Lake Charles Harbor and Terminal District upon which we anticipate building our Sugarcane Bay casino-hotel resort. The lease has an initial term of 10 years beginning

December 31, 2007, with six renewal options of 10 years each, similar to the L'Auberge du Lac lease. The annual rent on the 234-acre lease is $1.2 million for the first five years and, thereafter, the amount adjusts annually for changes in the Consumer Price Index (the "CPI"), not to exceed 5%. The land is located adjacent to our L'Auberge du Lac facility. Included in the 234 acres of land we leased in January 2008 are 50 acres that we purchased for $5.0 million, though we have not selected the particular location of the acreage purchased. We will designate the location of those 50 acres in connection with the opening of Sugarcane Bay. Such purchase does not change the rent payments, but would allow us to sell residential home lots within the complex. In addition, we purchased approximately 56 acres of land adjacent to the Sugarcane Bay and L'Auberge du Lac properties for future development opportunities.

We lease 56 of the 80 acres constituting a site in south St. Louis County located approximately 10 miles south of downtown St. Louis, Missouri, where we are building our River City casino-hotel. (see Note 10).

In connection with the purchase of the Atlantic City site in November 2006, we assumed the remaining six years of a 12-year lease for a hotel, which lease provides for two extension periods through December 2030.

We lease approximately 41,000 square feet of office space for certain corporate services in Las Vegas, Nevada at a base rent of approximately $993,000 a year. The lease is for 10 years beginning October 16, 2006, subject to one renewal term of sixty additional months. The annual rent increases 3% a year based on increases in the CPI, not to exceed 5% a year.

We are a party to a number of cancellable slot participation and some table game participation arrangements at our various casinos that are customary for casino operations. The slot arrangements generally consist of either a fixed-rent agreement on a per-day basis or a percentage of each slot machine's gaming revenue, generally payable at month-end. Slot and table game participation expense was $13.7 million, $14.5 million and $11.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 8—Employee Benefit Plans

Share-based Compensation: In 2005, our stockholders approved the adoption of the 2005 Equity and Performance Incentive Plan (the "2005 Plan"), which provides for the granting of stock options, stock appreciation rights, restricted stock and other performance awards to officers, key employees and consultants. The objectives of the 2005 Plan include, among other things, attracting and retaining the most capable personnel and providing for appropriate performance incentives. The 2005 Plan permits the issuance of up to an aggregate of three million shares of the Company's common stock, plus any shares subject to awards granted under the Prior Plans and Individual Arrangements (both defined below) which are forfeited, expire or are cancelled after the effective date of the 2005 Plan (collectively, the 2005 Plan, the Prior Plans and the Individual Arrangements are referred to as the "Stock Option Plans"). Shares that are subject to awards of options or stock appreciation rights shall be counted against the three million share limit as one share for every one share granted. Shares that are subject to awards other than stock options or stock appreciation rights shall be counted against such limit as 1.4 shares for every one share granted.

In addition to the 2005 Plan, we have four stock option plans (the "Prior Plans") which provided for the issuance of up to approximately 4.4 million shares of the Company's common stock. In addition, in 2002 and 2003, in order to recruit our Chief Executive Officer and Chief Financial Officer, we granted options outside of the Prior Plans for the purchase of 852,540 common shares, all of which remained outstanding as of December 31, 2007 (the "Individual Arrangements").

The Stock Option Plans are administered and terms of option grants are established by the Compensation Committee of the Board of Directors. Options become exercisable ratably over a vesting period as determined by the Compensation Committee and expire over terms not exceeding 10 years from the date of grant, and generally one to three months after termination of employment, or one year after the death or permanent disability of the optionee. The purchase price for all shares granted under the Stock Option Plans shall be determined by the Compensation Committee, but in the case of incentive stock options, the price will not be less than the fair market value of the common stock at the date of grant. Substantially all options issued over the past five years have been exercisable at the then-current market price.

As of December 31, 2007, we have approximately 5.8 million share-based awards issued, 45,000 of which are restricted stock awards and the rest of which are common stock options. There were approximately 474,000 share-based awards available for grant under the various plans as of December 31, 2007.

In October 2006, we granted 45,000 shares of restricted stock pursuant to the 2005 Plan, which vest in five equal annual installments on January 31, 2007; 2008, 2009, 2010 and 2011. As the restricted stock grants are service based awards, the compensation charge was based on the grant date closing price of our common stock multiplied by the number of awards, or approximately $323,000 and $81,000 for the years ended December 31, 2007 and 2006, respectively.

On January 1, 2006, we adopted SFAS No. 123R, "*Share-Based Payment,*" using the modified prospective method. Pursuant to SFAS No. 123R, for all share-based awards granted after the adoption of SFAS No. 123R and for the unvested portion of previously granted share-based awards that were outstanding on the date of adoption, compensation costs related to our share-based payment transactions are to be measured at fair value on the grant date and recognized in the financial statements over the vesting period during which the employee provides service in exchange for the award.

Pursuant to SFAS No. 123R, we recorded pre-tax compensation expense of approximately $8.4 million and $5.5 million in the years ended December 31, 2007 and 2006, respectively. We did not incur share-based compensation expense prior to the adoption of SFAS No. 123R. Such expense resulted in a reduction in net income of $5.0 million (net of a tax benefit of $3.4 million) and a reduction of diluted earnings per share of $0.09 for the year ended December 31, 2007. For the year ended December 31, 2006, such reduction was $3.3 million (net of a tax benefit of $2.2 million) and a reduction of diluted earnings per share of $0.07. Theoretical compensation costs not yet amortized related to stock options granted totaled approximately $20.0 million and $20.7 million at December 31, 2007 and 2006, respectively, and the weighted average period over which the costs are expected to be recognized is approximately three years.

The aggregate amount of cash we received from the exercise of stock options was $2.4 million, $3.3 million and $4.8 million for the years ended December 31, 2007, 2006 and 2005, respectively, which shares, consistent with prior periods, were newly issued common stock. Prior to the adoption of SFAS No. 123R, we reported the full tax benefits resulting from the exercise of stock options as operating cash flows. In accordance with SFAS No. 123R, we now present a portion of such tax benefits as financing cash flows and outflows. Excess tax benefits were $1.1 million and $1.9 million for the years ended December 31, 2007 and 2006, respectively.

The following table summarizes information related to our common stock options under the Stock Option Plans:

	Number of Stock Options	Weighted Average Exercise Price
Options outstanding at January 1, 2005	4,121,734	$ 9.14
Granted	1,997,500	$16.18
Exercised	(473,983)	$10.01
Cancelled	(141,024)	$14.56
Options outstanding at December 31, 2005	5,504,227	$11.48
Granted	734,000	$27.16
Exercised	(303,958)	$10.78
Cancelled	(151,604)	$12.66
Options outstanding at December 31, 2006	5,782,665	$13.48
Granted	552,500	$30.36
Exercised	(207,600)	$11.39
Cancelled	(398,700)	$14.68
Options outstanding at December 31, 2007	5,728,865	$15.10
Vested or expected to vest at December 31, 2007	5,358,147	$15.10
Options exercisable at December 31, 2007	3,347,517	$10.81
Options exercisable at December 31, 2006	2,945,969	$ 9.64
Options exercisable at December 31, 2005	2,333,632	$ 8.84
Weighted-average value per granted option calculated using the Black-Scholes option-pricing model for options granted during the years ended:		
December 31, 2007	$ 14.92	
December 31, 2006	$ 13.76	
December 31, 2005	$ 8.28	

Substantially all options granted have exercise prices equal to the market value on the date of grant.

Stock options outstanding as of December 31, 2007, were as follows:

Exercise Price Ranges	Number of Stock Options	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Exercisable Stock Options	Weighted Average Exercise Price
$5.00–$8.00	929,239	4.80	$ 6.38	822,391	$ 6.40
$8.01–$9.00	988,501	4.24	$ 8.41	982,801	$ 8.41
$9.01–$13.00	663,900	4.26	$10.12	591,900	$ 9.98
$13.01–$15.00	872,735	7.15	$14.57	371,969	$14.53
$15.01–$20.00	1,076,990	7.26	$17.22	441,056	$17.25
$20.01–$30.00	1,197,500	8.91	$28.64	137,400	$27.20
	5,728,865	6.32	$15.10	3,347,517	$10.81

The total intrinsic value of options outstanding and exercisable at December 31, 2007 and 2006 was approximately $42.7 million and $69.2 million, respectively. The intrinsic value for vested or expected to be vested options at December 31, 2007 and 2006 was $45.0 million and $105.3 million, respectively. The total intrinsic value for stock options exercised during the years ended December 31, 2007 and 2006 was approximately $3.6 million and $6.0 million, respectively. The "intrinsic value" is the number of exercisable options multiplied by the excess of the current share price over the weighted average exercise price of such options.

As permitted under SFAS No. 123R, we continued to use a Black-Scholes option-pricing model in order to calculate the compensation costs of employee share-based compensation. Such model requires the use of subjective assumptions, including the expected life of the option, the expected volatility of the underlying stock, and the expected dividend on the stock.

In computing the share-based compensation, the following is a weighted average of the assumptions used:

	Risk-Free Interest Rate	Expected Life at Issuance	Expected Volatility	Expected Dividends
Options granted in the following periods:				
2007	4.7%	6.3 years	41.9%	None
2006	4.7%	6.6 years	42.6%	None
2005	4.0%	6.7 years	44.7%	None

The expected volatility was derived from an analysis of both the historic actual volatility of our common stock and the implied volatilities of traded options in our common stock. Future volatility may be substantially less or greater than the expected volatility. We do not currently pay dividends and we do not anticipate that dividends will be paid within the average expected life of existing options. U.S. Treasury rates with similar maturities are used as the proxy for the risk-free rate. The expected life at issuance is based on our experience as to the average historical term of option grants that were exercised, cancelled or forfeited.

Prior to adopting SFAS No. 123R, we accounted for our employee stock-based compensation in accordance with APB No. 25, "*Accounting for Stock Issued to Employees*" and related interpretations. Pursuant to APB No. 25, we did not record share-based compensation, but followed the disclosure requirements of SFAS No. 123, "*Accounting for Stock-Based Compensation.*"

The following sets forth the theoretical pro forma costs and effect on our net income (loss) as if we had applied the fair value recognition provisions of SFAS No. 123R to our employee stock-based compensation plans for the year ended December 31, 2005:

For the year ended December 31, 2005	(in thousands, except per share data)
Loss from continuing operations as reported	$ (60)
Pro forma stock-based compensation expense, net of taxes	(2,912)
Pro forma loss from continuing operations	(2,972)
Income from discontinued operations, net of taxes	6,185
Pro forma net income	$ 3,213
As reported per share data:	
Income from continuing operations	$ 0.00
Income from discontinued operations, net of taxes	0.15
Net income per share—basic	$ 0.15
Income (loss) from continuing operations	$ 0.00
Income from discontinued operations, net of taxes	0.14
Net income (loss) per share—diluted	$ 0.14
Pro forma per share data:	
Pro forma loss from continuing operations	$ (0.07)
Income from discontinued operations, net of taxes	0.15
Pro forma net income per share—basic	$ 0.08
Pro forma loss from continuing operations	$ (0.07)
Income from discontinued operations, net of taxes	0.14
Pro forma net income per share—diluted	$ 0.07
Number of shares:	
Basic	40,703
Diluted	42,951

***Executive Compensation*:** Non-cash compensation charges of $56,000 and $156,000 for 2006 and 2005, respectively, were primarily incurred in connection with the granting of stock options to certain executives outside the Prior Plans in 2002. As the options granted outside the Prior Plans were subject to shareholder approval, and the stock price rose between the date of employment and the date of shareholder approval, a compensation charge equal to the difference between the stock option exercise price and the share price on date of shareholder approval is calculated and expensed ratably over the life of the employee's service agreement. Such charges concluded upon the final vesting of the options in 2006.

Other Benefit Plans: We maintain the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the "401(k) Plan"). The 401(k) Plan is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, and is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 (the "Code"). Participants of the 401(k) Plan may contribute up to 100% of pretax income, subject to the legal limitation of $15,500 for 2007. In addition, effective January 1, 2003, participants who are age 50 or older may make an additional contribution to the 401(k) Plan, commonly referred to as a "catch-up" contribution, equal to $5,000 for 2007. We offer discretionary matching contributions under the 401(k) Plan, which vest ratably over five years. Historically, a 25% match is made, up to 5% of eligible compensation at the end of the Plan year, if an employee has completed 1,000 hours and is an active employee at the end of the year. For the years ended December 31, 2007, 2006 and 2005, matching contributions to the 401(k) Plan totaled $2.3 million, $2.0 million and $1.3 million, respectively.

We maintain an Executive Deferred Compensation Plan (the "Executive Plan"), which allows certain highly compensated employees to defer, on a pre-tax basis, among other things, a portion of their base annual salary and bonus. Participation in the plan is limited. A participant is at all times fully vested in his or her contributions, as well as any appreciation or depreciation attributed thereto. We do not make matching contributions to the Executive Plan for the benefit of such employees and the payment of benefits under the plan is an unsecured obligation. In December 2005, the Executive Plan was amended to comply with the provisions of the American Jobs Creation Act of 2004, and to make certain other changes in the Executive Plan. In December 2007, the Board of Directors adopted a Second Amendment and Restatement of the Executive Plan (the "Second Amendment"). The Second Amendment offers certain executives the opportunity to defer income in return for a life annuity-type investment, to change the crediting rate on deferrals made into the Executive Plan, and to make certain other changes to the Executive Plan.

In February 2007, the Board of Directors approved a director's health and medical plan designed to provide health and medical insurance benefits comparable to those provided to corporate executives (the "Directors Medical Plan"). To the extent that a covered individual has other insurance or Medicare coverage, the benefits under the Company's coverage would be supplemental to those otherwise provided. The plan covers directors and their dependents while the director is in office and provides benefits for those directors who leave the board after age 70 and their dependents and for directors in office at the time of a change of control and their dependents for a period of five years. At present, three members of the Board of Directors are over age 70.

Note 9—Hurricane Insurance Matters

Hurricane Katrina On August 29, 2005, Hurricane Katrina struck the Gulf Coast near Biloxi, Mississippi, causing extensive damage to our then-owned Casino Magic Biloxi facility and some damage to our Boomtown New Orleans facility. Both locations were closed on August 28 in anticipation of the hurricane. On September 30, 2005, Boomtown New Orleans reopened; Casino Magic Biloxi did not reopen.

Casino Magic Biloxi Hurricane Katrina destroyed the casino barge and substantially damaged our hotel and related assets. In November 2006, we completed the sale of the site and the remnants of the buildings to Harrah's, which owns an adjoining casino (see Note 13).

In April 2006, we filed a $347 million insurance claim for our losses related to our former Casino Magic Biloxi property. Following review of such claim with our insurance experts, we currently estimate the value of our insurance claim, net of any litigation claim for interest or bad-faith damages, at approximately $297 million. Such insurance claim includes approximately $171 million for property damage, approximately $120 million for business-interruption loss and approximately $5.7 million for emergency, mitigation and demolition expenses. Certain of our insurers have claimed that some of the damage was caused by the separately defined peril of "Flood," which is sublimited at $100 million (and excluded at insurance layers excess of that amount), rather than the peril of "Weather Catastrophe Occurrence," even though the definition of "Weather Catastrophe Occurrence" includes flooding occurring in conjunction with a hurricane. Some of these insurance carriers have informed us that they value our total losses at $176 million.

In August 2006, we filed suit in the United States District Court for the District of Nevada against three of our insurance carriers: Allianz Global Risks US Insurance Company, Arch Specialty Insurance Company and RSUI Indemnity Company. We participated in a mediation with two of these carriers in September 2007 without resolution. Prior to such mediation, we filed a motion for summary judgment on the issue of coverage, which is still pending before the Court. The carriers have filed cross-motions for summary judgment. Those motions are currently set to be heard by the court on March 19, 2008. Collectively, the three insurers provide $300 million of coverage in excess of $100 million of coverage provided to us by other insurers. In total, our policies applicable to the Hurricane Katrina loss provide an aggregate of up to $400 million of coverage for loss caused by a Weather Catastrophe Occurrence (as defined by the policies) and up to $100 million of inclusive coverage for loss caused by a Flood Occurrence (as defined by the policies). Our insurance policies also permit a "replacement" facility to be built anywhere in the United States and these insurers have taken a position that a certain portion of the loss is not covered due to our designation of our River City facility as that replacement.

Our suit alleges, among other things, that the defendants have improperly asserted that our losses were due to a Flood Occurrence as opposed to a Weather Catastrophe Occurrence; that, after the sale of certain Casino Magic Biloxi assets to Harrah's, our insurers improperly assert that we are not covered for any continued business-interruption losses at Casino Magic Biloxi; and that these insurers improperly allege that we are not entitled to designate our River City casino-hotel project as a replacement for Casino Magic Biloxi. These positions, among others, taken by the insurers could, if upheld in the courts, materially reduce our recovery with respect to the claim.

Our suit seeks damages equal to the outstanding amount of our claim (totaling approximately $297 million, less the $105 million paid through December 31, 2007). Finally, the suit also seeks unspecified punitive damages and prejudgment interest for the improper actions and delaying tactics of the defendants in connection with our claim.

On November 15, 2006, we and the insurance carriers reached a stipulation in which the defendants agreed to the designation of the River City casino-hotel project as a replacement for Casino Magic Biloxi. Although the River City casino-hotel is expected to cost more than it would have cost to rebuild and repair Casino Magic Biloxi, recovery under the policies is nevertheless limited to the lesser of what would have been the cost to rebuild and repair Casino Magic Biloxi or the actual cost incurred in constructing a replacement property. Subsequent to that stipulation, the insurers have taken the position that a certain portion of the loss is not covered due to our designation of River City as a replacement for Casino Magic Biloxi.

Cumulatively, as of December 31, 2007, we have received $105 million in advances toward our insurance claim. As of such date, the insurers have not designated the advances as being specific to any particular part of the claim. Therefore, the advances have offset the depreciated book value of the destroyed assets and certain insured expenses. To the extent that the advances exceed such expenses and depreciated book value, the difference (currently $21.5 million) is recorded as a deferred gain on our Consolidated Balance Sheets.

On February 22, 2008, we agreed to settle our lawsuit against one of the excess carriers, Arch Specialty Insurance Company, in exchange for Arch's agreement to pay us approximately $36.8 million out of its policy layer providing $50 million of coverage, as part of $100 million of coverage excess of $150 million of coverage. Arch's payment to us is due on or before March 17, 2008. The recent settlement implies a negotiated level of loss less the claimed amount of $297 million, but we have preserved all of our rights to pursue our full claim, plus interest, bad-faith and punitive damages against the two remaining insurance carriers, Allianz (which provides $50 million of coverage immediately below Arch's layer) and RSUI (which provides $50 million of coverage at the same layer as Arch and an additional $150 million of coverage above that layer), for their respective shares of our total hurricane-related damage and consequential loss in Biloxi.

Our ultimate insurance claim and recovery amounts are based on replacement costs rather than book value and are unrelated to, computed differently from, and likely to be substantially larger than the asset write-offs.

Management believes that the replacement cost of the assets that were destroyed is substantially in excess of their depreciated book value. We are also insured for lost profits as a result of the damage, but will not book such profits until the claim is resolved. As a result, when the insurance claim is resolved, which is likely to be either through negotiation or litigation, management expects to record a significant accounting gain. Such gain would primarily reflect the forgone profits and the difference between the cost of a new facility that could be built today and the depreciated book value of the facility that was destroyed.

Boomtown New Orleans Hurricane Katrina caused damage to our Boomtown New Orleans facility and forced its closure for approximately five weeks. In the 2006 second quarter, we filed an insurance claim aggregating to approximately $11.0 million for property damage and business-interruption losses associated with Hurricane Katrina. Net of our insurance deductible, the claim would be approximately $6.2 million. We have not recorded any potential recovery for lost profits in the year ended December 31, 2007 or 2006.

Note 10—Commitments and Contingencies

Guaranteed Maximum Price Agreement: In the second quarter of 2007, we signed a Guaranteed Maximum Price Agreement (the "GMP Agreement") with a general contractor for our Lumière Place project. Pursuant to the GMP Agreement, the contractor agreed to complete the construction of the casino-hotel for a maximum price of approximately $345 million. The GMP Agreement established an outside date of March 20, 2008 for the contractor to be substantially complete, after which certain damage assessments may apply. The GMP Agreement contains various other milestone dates and obligations.

The guaranteed maximum price set by the GMP Agreement is a portion of the total budget of $507 million for the Lumière Place project. The budget includes items separate from those covered in the GMP Agreement, such as pre-opening and development costs; furniture, fixtures and other equipment; gaming equipment; consulting fees and information technology. As of December 31, 2007, we have incurred approximately $296 million of the approximate $345 million maximum price for work already completed.

Redevelopment Agreement: In connection with our Lumière Place project, we have a redevelopment agreement which, among other things, commits us to invest at least $325 million to construct a gaming and multi-use facility, and to oversee the investment of $50.0 million in residential housing, retail, or mixed-use developments in the City of St. Louis within five years of the opening of the casino and hotel. Such investment can be made with partners and partner contributions and project debt financing, all which count toward the $50.0 million. We are also obligated to pay a fee to the City of St. Louis of $1.0 million beginning after our River City project opens. As of December 31, 2007, we fulfilled our committed investment in the gaming and multi-use facility. The redevelopment agreement also contains certain contingent payments in the event of certain defaults. If we and our development partners collectively fail to invest $50.0 million in residential housing, retail, or mixed-use developments within five years of the opening of the casino and hotel, we would be obligated to pay an additional annual service fee of $1.0 million in year six, $2.0 million in years seven and eight, and $2.0 million annually thereafter, adjusted by the change in the consumer price index. We also created a Community Improvement District which receives a portion of the property taxes generated from the projects in the district for the purpose of funding security, public improvements and maintenance for the area. If the Community Improvement District fails to generate $365,000 of annual taxes, we are obligated to cover the shortfall.

Lease and Development Agreement: In connection with our River City project, we have a lease and development agreement with the St. Louis County Port Authority which, among other things, commits us to lease 56 acres for 99 years (not including certain termination provisions) for annual rent of $4.0 million or 2.5% of adjusted gross receipts (whichever is greater, as defined in the lease agreement) commencing on the earlier of

August 11, 2009 or the date the project opens. In addition, the lease and development agreement provides that the project is to be developed in two phases. In the first phase, we are required to invest a minimum of $375 million to: (a) construct a gaming and multi-use facility; (b) perform environmental remediation on the site of the project, which remediation has been completed; (c) contribute $5.1 million for the construction of community and recreational facilities, which amount has been paid; (d) develop and construct a hatch shell on the park property; and (e) construct a roadway into the project. In the second phase, we are required to invest at least an additional $75 million to construct a hotel with a minimum of 100 guestrooms and other amenities to be mutually agreed upon by us and St. Louis County. The lease and development agreement provides that we must commence the aforementioned construction of the gaming facilities and the roadwork by December 31, 2007 (which construction has begun) and the gaming facilities must be complete and open to the public by May 1, 2009. In the event the second phase is not opened within three years from the date of the casino opening, we are required to pay liquidated damages of $2.0 million beginning on January 2, 2013, assuming the casino opening occurs on May 1, 2009. In the five subsequent years that the second phase is not opened, the amount of liquidated damages increases by $1.0 million: $3.0 million in 2014, $4.0 million in 2015, $5.0 million in 2016 and $6.0 million in 2017. As a result, the maximum amount of liquidated damages that we would have to pay if the second phase is not completed is $20 million.

Atlantic City Site: On November 17, 2006, we completed the acquisition of a site in Atlantic City, New Jersey. We recorded as a liability an Asset Retirement Obligation in the amount of $1.5 million on the opening balance sheet for the process of remediating certain environmental hazards on the site. The original time period assigned to the remediation was 10 months. However, due to our decision to purchase additional land in Atlantic City and to take advantage of efficiencies in the remediation process, among other things, the environmental hazard remediation will take longer than was envisioned. As of December 31, 2007, the remediation process is not completed and it is now anticipated that full remediation may be completed by December 31, 2008. Therefore, the amortization period was adjusted from 10 months, as originally estimated, to 25 months.

Employment and Severance Agreements: We have entered into employment agreements with certain employees, including our executive officers. Such agreements require severance payments in the case of certain triggering events, including a change in control. As of December 31, 2007, the maximum aggregate amount that would be paid to this group of 34 employees, if a triggering event occurs in every case following a change in control, where applicable, is approximately $35.6 million.

Deferred Bonus Plan: In 2004, we established a deferred bonus plan in which a portion of an employee's bonus is deferred and paid in three equal annual installments contingent on the individual remaining employed by us. Payments are accelerated under certain circumstances, including death, disability and a change in control. We are expensing the deferred portion over the period of time leading up to the vesting date. As of December 31, 2007, the deferred bonus commitment, which, for example, would have to be paid commensurate with a change in control, was approximately $1.7 million.

Self Insurance: We self-insure various levels of general liability, property, workers' compensation and medical coverage. Insurance reserves include accruals for estimated settlements for known claims, as well as accruals for estimates of claims not yet made, which are included in accrued compensation and other accrued liabilities on the consolidated balance sheet.

Collective Bargaining Agreement: As of December 31, 2007, we are continuing to negotiate a collective bargaining agreement with approximately 149 of our employees at The Admiral Riverboat Casino. The prior agreement expired on September 30, 2007.

Multi-employer Pension Plan: In connection with the acquisition of the Atlantic City site and the contemporaneous curtailment of operations, we assumed the withdrawal liability associated with a union-sponsored multi-employer pension benefit plan. Such liability was approximately $3.7 million and $4.6 million at December 31, 2007 and 2006, respectively, and which amount will be amortized (with interest at 8.7%) through July 2011. The union has reserved its right to revise the amount assessed to us at any time based on new information; however, we believe the current liability estimate is reasonable and any adjustment to this estimate would not be material. The liability was a purchase price adjustment at closing, as the liability related to operations by the prior owner.

Legal

Indiana State Sales Tax Dispute: The State of Indiana conducted a sales and use tax audit at our Belterra entity in 2001. In October 2002, we received a proposed assessment in the amount of approximately $3.1 million with respect to the Miss Belterra casino riverboat, including interest and a penalty. We filed a protest in December 2002. The Indiana Department of Revenue (the "IDR") conducted an administrative hearing of our protest on March 24, 2006. On April 24, 2006, the IDR issued a Letter of Findings denying our protest with respect to almost the entire assessment. On May 23, 2006, we filed an appeal of the IDR's findings with the Indiana Tax Court regarding a portion of the original assessment and conceded on a smaller portion (which amount was expensed in the 2006 first quarter). In the 2006 third quarter, the Indiana Tax Court ordered the parties to file summary judgment motions on or before March 9, 2007 for the remaining tax dispute and later extended such filing deadline to May 11, 2007. We filed our summary judgment motion on May 11, 2007, but the IDR failed to file a timely response. We have asked the Court to prohibit any belated or other filings in the case by the IDR due to its failure to file a timely response to our summary judgment motion. While the Court refused to allow the IDR to file a late summary judgment brief, the Court did allow the IDR to proceed with a Motion for Judgment on the Pleadings. We filed a brief in opposition to this IDR Motion for Judgment on the Pleadings. As of December 31, 2007, the remaining disputed assessment is approximately $1.9 million, which amount would be capitalized to the book value of the riverboat if we were unsuccessful in our dispute. Interest and penalties through such date are approximately $908,000. Until such time as this dispute is resolved, the assessment will increase due to ongoing interest costs. We have reserved approximately $798,500 for this matter as of December 31, 2007.

Action by Greek Authorities: Prior to our acquisition of Casino Magic Corp. in 1998, Casino Magic Corp. had a Greek subsidiary that conducted gaming-related operations in Greece in 1995 and 1996. By the time of our acquisition of Casino Magic Corp., the Greek subsidiary had become inactive. In 1995, a Dutch subsidiary of Casino Magic Corp., Casino Magic Europe B.V. ("CME"), performed management services for Porto Carras Casino, S.A. ("PCC"), a joint venture in which CME had a minority interest. Effective December 31, 1995, CME, with the approval of PCC, assigned its interests and obligations under the PCC management agreement to a Greek subsidiary, Casino Magic Hellas S.A. ("Hellas"). Hellas issued invoices to PCC for management fees which accrued during 1995, but had not been billed by CME.

In September 1996, local Greek tax authorities in Thessaloniki assessed a penalty of approximately $3.5 million against Hellas, and an equal amount against PCC, arising out of the presentation and payment of the invoices. The Thessaloniki tax authorities asserted that the Hellas invoices were fictitious, representing an effort to reduce the taxable income of PCC. PCC and Hellas each appealed their respective assessments. The assessment of the fine against PCC was overturned by the Administrative Court of Thessaloniki on December 11, 2000. The court determined that the actions taken by Hellas and PCC were not fictitious but constituted a legitimate business transaction and accordingly overturned the assessment of the fine. The taxing authorities appealed the court's decision. Hellas's appeal was dismissed for technical procedural failures and has not been reinstated; presumably, however, the rationale of the court in the PCC fine matter would apply equally to the Hellas matter.

Under Greek law, shareholders are not liable for the liabilities of a Greek company in which they hold shares, even if the entity is later liquidated or dissolved, and assessments such as these generally are treated as liabilities of the company. Additionally, all of PCC's stock was sold to an unrelated company in December of 1996, and the buyer assumed all of PCC's liabilities.

The Greek taxing authorities assessed such penalties against the subsidiary and against certain former representatives of the Greek subsidiary arising out of the foregoing pre-acquisition activities, and such representatives were also prosecuted and convicted in absentia. We defended those former representatives, one of whom was then a director of our Company and one of whom was then an employee of our Company. Their criminal convictions were overturned by a Greek court in 2003. In October 2005, we learned that the Greek taxing authorities had commenced a new proceeding against the former employee and another former representative of the Greek subsidiary seeking to collect fines and assessments of approximately $6.7 million from these individuals stemming from their status as representatives of the Greek subsidiary. Some or all of the fines and assessments involved in this new action relate to the penalties originally assessed against the Greek subsidiary. We are obligated to indemnify the former employee and have retained counsel to defend him in this current action. The other former representative is now deceased, of which the court has been so advised, hence the prosecution against him has ceased. On June 28, 2007, the former employee was tried in absentia, found guilty and sentenced to five years' imprisonment. However, the court granted a stay of enforcement pending the filing and resolution of an appeal. Counsel for the former employee timely filed the appeal which had the effect of suspending the conviction until the ruling by the Court of Appeals. On October 29, 2007, a hearing was held before the Court of Appeals. The Court of Appeals annulled the decision of the lower court and tried the case again. The Court of Appeals found the former employee guilty for non-payment of taxes because of the former employee's position as Chairman of the Board and Managing Director of the Greek subsidiary. However, the Court of Appeals reduced the criminal penalty to three years' imprisonment. Under Greek law, imprisonment of up to three years can be converted to a monetary penalty at the lowest conversion rate per day. On January 9, 2008, the Court of Appeals' decision was officially recorded. On January 14, 2008, we paid a total of approximately $15,000 for the monetary fine on behalf of the former employee. The payment of the monetary fine within one month after the issuance of the decision of the Court of Appeals constituted a satisfaction of the judgment. The former employee has advised us that he has determined not to have a further appeal to the Greek Supreme Court filed on his behalf and we now consider this matter closed.

Insurance Litigation: In April 2006, we filed a $347 million insurance claim for our losses related to our former Casino Magic Biloxi property caused by Hurricane Katrina. The three insurance companies with whom we have outstanding claims are Allianz Global Risks US Insurance Company, Arch Specialty Insurance Company and RSUI Indemnity Company. We currently estimate that the value of our insurance claim, excluding any litigation claim for interest or bad-faith damages, is approximately $297 million. Such insurance claim includes approximately $171 million for property damage, $120 million for business-interruption loss ($30.0 million of which is caused by insurer delay) and $5.7 million for emergency, mitigation and demolition expenses. Setting aside coverage issues which the insurers are alleging, our insurance carriers have estimated the total loss to be approximately $176 million. On February 22, 2008, we agreed to settle our lawsuit against one of the excess carriers, Arch Specialty Insurance Company, in exchange for Arch's agreement to pay us approximately $36.8 million on or before March 17, 2008. We continue to pursue our claims against the two remaining defendant carriers for their respective shares of our total hurricane-related damage and consequential loss in Biloxi. For more details regarding our insurance litigation, please see Note 9 (Hurricane Insurance Matters) and Note 15 (Subsequent Event).

Argentine Matters: We previously reported that we learned that a small number of employees of our Argentine subsidiary participated in transactions with certain third parties to transfer funds to Argentina using our Argentine subsidiary's U.S. bank account. These transactions may not have complied with certain laws of Argentina, principally the currency exchange control laws. Based on an independent investigation of this matter, the amount of funds transferred totaled approximately $1.7 million in the aggregate and it does not appear that any funds of our subsidiary were misappropriated. We have reported the transactions to the Argentine authorities and have terminated certain of our employees in Argentina. We also have informed our U.S. state gaming regulators of this matter. At this time, we do not know whether our Argentine subsidiary will have to pay a penalty or be subject to other consequences as a result of the transactions. Our Argentine subsidiary is an unrestricted subsidiary under our Credit Facility and indentures governing our senior subordinated notes.

Jebaco Litigation: On August 9, 2006, Jebaco, Inc. ("Jebaco") filed suit in the U.S. District Court for the Eastern District of Louisiana against Harrah's Operating Co., Inc., Harrah's Lake Charles, LLC, Harrah's Star Partnership, Players LC, LLC, Players Riverboat Management, LLC, Players Riverboat II, LLC, and Pinnacle Entertainment, Inc. The lawsuit arises out of an agreement between Jebaco and Harrah's (as successor in interest to the various Players defendants) whereby Harrah's is obligated to pay Jebaco an annual fee based on the number of patrons entering Harrah's two Lake Charles, Louisiana riverboat casinos. In November 2006, we closed the transaction to acquire the Harrah's Lake Charles subsidiaries, including the two riverboats. The lawsuit filed by Jebaco asserts that Harrah's, in ceasing gaming operations in Lake Charles and ceasing payments to Jebaco, breached its contractual obligations to Jebaco and asserts damages of approximately $34.0 million. Jebaco also asserts that our agreement with Harrah's violates state and federal antitrust laws. The lawsuit seeks antitrust damages jointly and severally against both us and Harrah's based on a trebling of the $34.0 million in damages Jebaco alleges it has suffered. The defendants have answered the complaint, denying all claims and asserting that the lawsuit is barred, among other reasons, because of the approval of our transaction with Harrah's by the Louisiana Gaming Control Board and the lack of antitrust injury to Jebaco. In January of 2007, all of the defendants moved to dismiss all of the claims of the complaint, which motions were heard on July 18, 2007. The motions to dismiss are under submission and have not yet been ruled on by the court. Trial has been set for October 27, 2008.

Other: We are a party to a number of other pending legal proceedings. Management does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect on our financial position, cash flows or results of operations.

Note 11—Consolidating Condensed Financial Information

Our subsidiaries (excluding our Argentine and Bahamian subsidiaries, our subsidiary which owns an airplane, a subsidiary with approximately $72.9 million in cash and marketable securities as of December 31, 2007, and certain non-material subsidiaries) have fully and unconditionally and jointly and severally guaranteed the payment of all obligations under the 7.50% Notes, the 8.25% Notes and the 8.75% Notes. Separate financial statements and other disclosures regarding the subsidiary guarantors are not included herein because management has determined that such information is not material to investors. In lieu thereof, we include the following:

	Pinnacle Entertainment, Inc.	Wholly Owned Guarantor Subsidiaries(a)	Wholly Owned Non-Guarantor Subsidiaries(b)	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
			(in millions)		
For the year ended December 31, 2007					
Income Statement					
Revenues:					
Gaming	$ —	$721.3	$89.9	$ —	$811.2
Food and beverage	—	40.7	5.7	—	46.4
Equity in subsidiaries	52.0	6.2	—	(58.2)	—
Other	0.2	64.0	1.9	—	66.1
	52.2	832.2	97.5	(58.2)	923.7
Expenses:					
Gaming	—	426.0	47.1	—	473.1
Food and beverage	—	39.9	6.8	—	46.7
Administrative and other	50.0	234.1	24.3	—	308.4
Depreciation and amortization	1.6	68.2	11.2	—	81.0
	51.6	768.2	89.4	—	909.2
Operating Income	0.6	64.0	8.1	(58.2)	14.5
Loss on early extinguishment of debt	(6.1)	—	—	—	(6.1)
Merger termination proceeds, net of expenses	—	—	—	—	—
Interest (expense) and non-operating income, net	(56.7)	43.9	2.5	—	(10.3)
Income (loss) from continuing operations before inter-company activity, income taxes and minority interest	(62.2)	107.9	10.6	(58.2)	(1.9)
Management fee & inter-company interest income (expense)	55.0	(54.6)	(0.4)	—	—
Income tax (expense) benefit	5.8	—	(5.3)	—	0.5
Minority Interest	—	—	—	—	—
Income (loss) from continuing operations	(1.4)	53.3	4.9	(58.2)	(1.4)
Income (loss) from discontinued operations, net of taxes	—	—	—	—	—
Net income (loss)	$ (1.4)	$ 53.3	$ 4.9	$ (58.2)	$ (1.4)
For the year ended December 31, 2006					
Income Statement					
Revenues:					
Gaming	$ —	$755.0	$28.0	$ —	$783.0
Food and beverage	—	42.8	2.7	—	45.5
Equity in subsidiaries	107.5	2.6	—	(110.1)	—
Other	0.1	83.6	0.2	—	83.9
	107.6	884.0	30.9	(110.1)	912.4
Expenses:					
Gaming	—	434.2	10.7	—	444.9
Food and beverage	—	40.2	3.5	—	43.7
Administrative and other	48.9	198.2	11.6	—	258.7
Depreciation and amortization	1.0	64.5	3.7	—	69.2
	49.9	737.1	29.5	—	816.5
Operating Income	57.7	146.9	1.4	(110.1)	95.9
Merger termination proceeds, net of expenses	44.7	—	—	—	44.7
Interest (expense) and non-operating income, net	(46.0)	8.2	0.1	—	(37.7)
Income (loss) from continuing operations before inter-company activity, income taxes and minority interest	56.4	155.1	1.5	(110.1)	102.9
Management fee & inter-company interest income (expense)	40.9	(40.5)	(0.4)	—	—
Income tax (expense) benefit	(38.7)	(0.1)	(2.3)	—	(41.1)
Minority Interest	0.1	—	—	—	0.1
Income (loss) from continuing operations	58.7	114.5	(1.2)	(110.1)	61.9
Income (loss) from discontinued operations, net of taxes	18.2	(3.2)	—	—	15.0
Net income (loss)	$ 76.9	$111.3	$(1.2)	$(110.1)	$ 76.9

	Pinnacle Entertainment, Inc.	Wholly Owned Guarantor Subsidiaries(a)	Wholly Owned Non-Guarantor Subsidiaries(b)	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
			(in millions)		
For the year ended December 31, 2005					
Income Statement					
Revenues					
Gaming	$ —	$ 547.6	$ 18.7	$ —	$ 566.3
Food and beverage	—	35.4	1.8	—	37.2
Equity in subsidiaries	41.0	3.7	—	(44.7)	—
Other	0.1	64.9	—	—	65.0
	41.1	651.6	20.5	(44.7)	668.5
Expenses					
Gaming	—	333.5	5.5	—	339.0
Food and beverage	—	34.0	2.5	—	36.5
Administration and other	30.5	169.1	5.4	—	205.0
Depreciation and amortization	0.8	53.3	1.6	—	55.7
	31.3	589.9	15.0	—	636.2
Operating Income	9.8	61.7	5.5	(44.7)	32.3
Loss on early extinguishment of debt	(3.7)	—	—	—	(3.7)
Interest (income) and non-operating income, net	(53.2)	7.4	(0.1)	—	(45.9)
Income (loss) from continuing operations before inter-company activity and income taxes	(47.1)	69.1	5.4	(44.7)	(17.3)
Management fee & inter-company interest expense (income)	32.1	(31.8)	(0.3)	—	—
Income tax expense	18.4	0.1	(1.3)	—	17.2
Income (loss) from continuing operations	3.4	37.4	3.8	(44.7)	(0.1)
Income from discontinued operations, net of taxes	2.7	3.5	—	—	6.2
Net income	$ 6.1	$ 40.9	$ 3.8	$ (44.7)	$ 6.1
As of December 31, 2007					
Balance Sheet					
Current assets	$ 44.3	$ 141.3	$ 96.0	$ —	$ 281.6
Property and equipment, net	28.7	1,617.8	69.8	—	1,716.3
Other non-current assets	54.7	123.7	17.2	—	195.6
Investment in subsidiaries	1,859.8	21.3	—	(1,881.1)	—
Inter-company	1.3	3.5	(4.8)	—	—
	$1,988.8	$1,907.6	$178.2	$(1,881.1)	$2,193.5
Current liabilities	35.7	165.1	11.3	—	212.1
Notes payable, long term	840.3	0.9	—	—	841.2
Other non-current liabilities	60.4	27.3	0.1	—	87.8
Inter-company	—	—	—	—	—
Equity	1,052.4	1,714.3	166.8	(1,881.1)	1,052.4
	$1,988.8	$1,907.6	$178.2	$(1,881.1)	$2,193.5
As of December 31, 2006					
Balance Sheet					
Current assets	$ 116.2	$ 128.0	$ 44.3	$ —	$ 288.5
Property and equipment, net	20.5	1,065.3	174.6	—	1,260.4
Other non-current assets	38.0	89.2	50.8	10.9	188.9
Investment in subsidiaries	530.0	158.4	—	(688.4)	—
Inter-company	879.4	15.5	—	(894.9)	—
	$1,584.1	$1,456.4	$269.7	$(1,572.4)	$1,737.8
Current liabilities	47.8	110.5	32.4	—	190.7
Notes payable, long term	770.4	—	2.7	—	773.1
Other non-current liabilities	71.3	20.3	—	(12.2)	79.4
Inter-company	—	860.4	34.4	(894.8)	—
Equity	694.6	465.2	200.2	(665.4)	694.6
	$1,584.1	$1,456.4	$269.7	$(1,572.4)	$1,737.8

	Pinnacle Entertainment, Inc.	Wholly Owned Guarantor Subsidiaries(a)	Wholly Owned Non-Guarantor Subsidiaries(b)	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
For the year ended December 31, 2007					
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$(441.8)	$ 506.5	$ 88.7	$ —	$ 153.4
Net cash provided by (used in) investing activities	(34.6)	(500.6)	(31.0)	—	(566.2)
Net cash provided by financing activities	423.5	(8.9)	—	—	414.6
Effect of exchange rate changes on cash	0.5	—	0.2	—	0.7
For the year ended December 31, 2006					
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$(263.4)	$ 254.5	$ 215.4	$ —	$ 206.5
Net cash provided by (used in) investing activities	(10.3)	(259.2)	(189.8)	—	(459.3)
Net cash provided by financing activities	294.0	0.1	—	—	294.1
Effect of exchange rate changes on cash	—	—	(0.1)	—	(0.1)
For the year ended December 31, 2005					
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$(163.8)	$ 216.7	$ 8.8	$ —	$ 61.7
Net cash provided by (used in) investing activities	46.4	(173.5)	(11.5)	—	(138.6)
Net cash provided by financing activities	23.3	(0.1)	—	—	23.2
Effect of exchange rate changes on cash	—	—	(1.4)	—	(1.4)

(a) The following material subsidiaries are identified as guarantors of the 7.50% Notes, 8.25% Notes and 8.75% Notes: Belterra Resort Indiana, LLC; Boomtown, LLC; PNK (RENO), LLC; Louisiana—I Gaming; PNK (LAKE CHARLES), L.L.C.; Casino Magic Corp.; Biloxi Casino Corp.; PNK (BOSSIER CITY), Inc.; Casino One Corporation; PNK (ES), LLC; PNK (ST. LOUIS RE), LLC; AREP Boardwalk Properties LLC; PNK (Baton Rouge) Partnership; PNK (SCB), L.L.C.; PNK Development 7, LLC; PNK Development 8, LLC; PNK Development 9, LLC; PNK Development 13, LLC and ACE Gaming, LLC. In addition, certain other immaterial subsidiaries are also guarantors of the 7.50% Notes, 8.25% Notes and 8.75% Notes. HP/ Compton, Inc. and Crystal Park Hotel and Casino Development Company, LLC were guarantors of the 8.25% Notes and 8.75% Notes through March 2006.

(b) Casino Magic Neuquén SA and PNK Development 11, LLC are our only material non-guarantors of the 7.50% Notes, 8.25% Notes and 8.75% Notes. Other non-guarantor subsidiaries include, but are not limited to, the subsidiary that owns our corporate airplane and the subsidiary that owns The Admiral Riverboat Casino.

Note 12—Segment Information

Effective January 1, 2007, consistent with the way in which we evaluate our business and allocate our resources internally, we changed the basis of our segment measurement to Adjusted EBITDA (as defined below) from operating income. We have presented the 2006 and 2005 results consistent with the 2007 presentation for comparative purposes.

The following table highlights our Adjusted EBITDA and reconciles Adjusted EBITDA to income from continuing operations for the years ended December 31, 2007, 2006 and 2005.

	For the year ended December 31,		
	2007	2006	2005
	(in millions)		
Revenues:			
L'Auberge du Lac (a)	$ 321.2	$ 312.3	$ 148.4
Boomtown New Orleans	162.0	201.5	143.1
Belterra Casino Resort	177.9	172.7	168.8
Boomtown Bossier City	89.7	96.3	95.4
Lumière Place-St. Louis (b)	66.1	13.8	3.8
Boomtown Reno	67.2	87.1	88.2
International (c)	39.2	28.6	20.5
Other	0.4	0.1	0.3
Total Revenue	$ 923.7	$ 912.4	$ 668.5
Adjusted EBITDA: (d)			
L'Auberge du Lac (a)	$ 75.2	$ 72.4	$ 11.3
Boomtown New Orleans	54.2	81.0	51.4
Belterra Casino Resort	39.3	37.2	39.6
Boomtown Bossier City	17.9	23.0	19.6
Lumière Place-St. Louis (b)	6.1	2.1	0.8
Boomtown Reno	3.5	6.8	10.4
International (c)	12.7	9.2	7.8
	208.9	231.7	140.9
Corporate expenses	(39.8)	(29.2)	(23.3)
	169.1	202.5	117.6
Other benefits (costs):			
Depreciation and amortization	(81.0)	(69.1)	(55.7)
Pre-opening and development costs	(60.8)	(29.8)	(29.6)
Non-cash share-based compensation	(8.4)	(5.5)	—
Corporate level litigation settlement	—	(2.2)	—
Merger termination proceeds, net of expenses	—	44.7	—
Write-downs and other charges, net	(4.5)	—	—
Loss on early extinguishment of debt	(6.1)	—	(3.8)
Other non-operating income (e)	15.5	16.0	3.7
Interest expense, net of capitalized interest	(25.7)	(53.7)	(49.6)
Minority interest	—	0.1	—
Income tax benefit (expense)	0.5	(41.1)	17.3
Income from continuing operations	$ (1.4)	$ 61.9	$ (0.1)
Capital expenditures (f)			
L'Auberge du Lac (a)	$ 80.8	$ 14.4	$ 138.2
Boomtown New Orleans	4.7	12.0	4.8
Belterra Casino Resort	11.8	6.7	5.3
Boomtown Bossier City	2.3	4.6	2.9
Lumière Place-St. Louis (b)	320.7	103.8	17.5
Boomtown Reno	2.5	3.1	3.7
International (c)	10.5	6.9	11.5
Corporate and Other, including new properties	116.6	35.0	18.8
	$ 549.9	$ 186.5	$ 202.7
Assets:			
L'Auberge du Lac (a)	$ 398.5	$ 352.8	$ 363.9
Boomtown New Orleans	87.6	91.3	96.0
Belterra Casino Resort	215.1	219.3	227.2
Boomtown Bossier City	109.5	120.5	122.7
Lumière Place-St. Louis (b)	571.2	93.9	46.0
Boomtown Reno	71.9	78.3	83.3
International (c)	39.9	33.3	23.5
Corporate and other including new properties	699.8	748.4	282.3
	$2,193.5	$1,737.8	$1,244.9

(a) Includes the new 252-guestroom addition, new retail shops and other property improvements.

(b) Our Lumière Place-St. Louis segment includes Lumière Place Casino and The Admiral Riverboat Casino. Lumière Place Casino opened on December 19, 2007. HoteLumière and the Four Season Hotel St. Louis opened in January 2008 and February 2008, respectively. We acquired The Admiral Riverboat Casino on December 20, 2006.

(c) Our International segment includes The Casino at Emerald Bay and Casino Magic Argentina.

(d) We define Adjusted EBITDA as earnings before interest income and expense, income taxes, depreciation, amortization, pre-opening and development costs, non-cash share-based compensation, merger termination proceeds, asset impairment costs and write-downs, corporate level litigation settlement costs, gain (loss) on sale of certain assets, gain (loss) on sale of equity security investments, minority interest, loss on early extinguishment of debt and discontinued operations. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenues.

We use Adjusted EBITDA to compare operating results among our properties and between accounting periods. The presentation of Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business segments. Management also reviews pre-opening and development costs separately as such expenses are also included in total project costs when assessing budgets and project returns and because such costs relate to anticipated future revenues and income. EBITDA measures, such as Adjusted EBITDA, are not calculated in the same manner by all companies and accordingly, may not be an appropriate measure of comparing performance among different companies.

(e) Includes interest income of $15.5 million, $14.2 million, $3.7 million for the years ended December 31, 2007, 2006, and 2005, respectively. Also included is a gain on sale of securities of $1.8 million and minority interest benefit of $100,000 for December 31, 2006.

(f) Segment capital expenditures include non-cash charges of $19.2 million and $6.2 million for the twelve months ended December 31, 2007 and 2006, respectively, which are not included in the capital expenditures in the cash flows from investing activities.

Note 13—Dispositions, Discontinued Operations and Unsuccessful Development Opportunities

Revenue, expense and net income for Crystal Park Casino card club, Hollywood Park Casino card club and Casino Magic Biloxi included in discontinued operations are summarized as follows:

	For the year ended December 31,		
	2007	2006	2005
	(in millions)		
Revenues	$—	$ 3.7	$64.7
Operating income (loss)	$(2.2)	$ 25.5	$ 9.9
Interest expense	—	(0.3)	(0.6)
Income (loss) before income taxes	(2.2)	25.2	9.3
Income tax benefit (expense)	2.2	(10.2)	(3.1)
Income from discontinued operations	$—	$ 15.0	$ 6.2

In April 2006, we completed the sale of the Crystal Park Casino card club for net cash proceeds of approximately $16.5 million, generating a pre-tax book gain of approximately $10.7 million in the 2006 second quarter, which is included in discontinued operations in the consolidated income statement for the year ended December 31, 2006. Our tax basis in the sold assets was above the sale price and therefore the sale generated an approximate $2.8 million in tax loss, which we are using to offset other income.

In July 2006, we completed the sale of our leasehold interest and related receivables in the Hollywood Park Casino card club for net cash proceeds of approximately $24.2 million plus the cancellation of our lease obligation, resulting in a pre-tax book gain of approximately $16.5 million, which is included in discontinued operations in the consolidated income statement for the year ended December 31, 2006.

Unlike the Crystal Park Casino sale, the sale of the Hollywood Park Casino assets generated taxable income. To enable a potential like-kind exchange of the property under Section 1031 of the Code within the required 180 days, we deposited $21.7 million of the sale proceeds into a qualified intermediary account and included the funds in restricted cash on our balance sheet for the year ended December 31, 2006. As a result of further evaluation and analysis of potential qualifying leasehold properties, we opted to not enter into new transactions that may have deferred recognition of the gain. Because a like-kind exchange of property was not consummated within the required 180 days, the intermediary returned $22.3 million, including interest, to us in early January 2007, which funds were transferred to our general corporate cash account.

In November 2006, we completed the sale of our Casino Magic Biloxi site and certain related assets for $45 million. The net book value of the assets sold was approximately $45 million, comprised entirely of property and equipment, which amount is net of the $4.9 million asset impairment charge we recorded in March 2006 in connection with the transaction. Such impairment charge is included in discontinued operations on the consolidated income statement for the year ended December 31, 2006.

Under Sections 1031 and 1033 of the Code, we completed exchanges with our purchase of land in Atlantic City and the acquisition of certain licenses and real estate interests from Harrah's, deferring much of the gain on the sale of land and the anticipated insurance proceeds related to the Biloxi assets.

There were no operations in 2007 and 2006 and post-hurricane 2005 for Casino Magic Biloxi. The 2005 pre-hurricane activity includes revenues, which exclude the retail value of hotel rooms, food and beverage and other items provided to patrons on a complimentary basis. Complimentary revenues that have been excluded from the discontinued revenues are $8.8 million for 2005. The estimated cost of providing these promotional allowances (which is included in discontinued operations) was $6.2 million for the year ended December 31, 2005. Consistent with SOP 93-7, advertising costs (included in discontinued operations) are expensed as incurred and were $1.8 million for the year ended December 31, 2005.

Merger Termination Proceeds: In March 2006, we entered into an agreement to acquire Aztar Corporation ("Aztar") for $38 per share, subject to approval by Aztar's shareholders. During April and May 2006, Aztar received several proposals that its board of directors deemed to be superior to our proposal. We matched or exceeded several of these proposals. Ultimately, we chose not to match a proposal to acquire Aztar for $54 per share. Aztar's board of directors then terminated its merger agreement with us and made a merger termination fee payment of $78 million to us.

We utilized the services of several investment banking and legal firms in pursuing our planned acquisition for Aztar. In payment for such services, and in particular for the commitment of more than $3.5 billion of capital that would have been needed to consummate the transaction, these firms were paid significant fees, some of which involved percentages of our merger termination fee, subject to a cap. Net of such fees and expenses, the merger termination payment received by us was approximately $44.7 million. This, in accordance with current accounting principles, is included in our cash provided by operating activities on the consolidated statements of cash flows for the year ended December 31, 2006. We have not received any similar merger termination fees in recent prior years and do not anticipate receiving similar fees in future years.

Philadelphia, Pennsylvania: In December 2005, we filed an application seeking one of two available gaming licenses to operate slots-only casinos in Philadelphia, Pennsylvania. In December 2006, we were informed that the Pennsylvania Gaming Control Board had chosen competing proposals. In connection with our Philadelphia license application we had posted a $50 million letter of credit under our Credit Facility, which letter of credit was returned to us and cancelled on December 29, 2006.

Chile: In August 2005, we submitted bids for two of the 17 licenses the Chilean government declared available in early 2005—one in Antofagasta and one in Rancagua, Chile. In 2006, the Chilean government announced that it had chosen competing proposals for the casino licenses in both locations. In connection with filing the applications we posted letters of credit totaling approximately $2.1 million, which letters of credit were returned to us and cancelled in 2007.

Note 14—Quarterly Financial Information (Unaudited)

The following is a summary of unaudited quarterly financial data for the years ended December 31, 2007 and 2006:

	2007			
	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
	(in millions, except per share data)			
Revenues	$219.6	$238.4	$232.9	$232.9
Operating income	(16.2)	11.2	9.9	9.5
Income (loss) from continuing operations	(18.5)	5.6	8.2	3.3
Income (loss) from discontinued operations, net of taxes	(0.7)	(0.6)	1.7	(0.4)
Net income (loss)	(19.2)	5.0	9.9	2.9
Per Share Data—Basic (a)				
Income (loss) from continuing operations	$ (0.31)	$ 0.09	$ 0.14	$ 0.06
Income (loss) from discontinued operations, net of taxes	(0.01)	(0.01)	0.03	(0.01)
Net income (loss)—basic	$ (0.32)	$ 0.08	$ 0.17	$ 0.05
Per Share Data—Diluted (a)				
Income (loss) from continuing operations	$ (0.31)	$ 0.09	$ 0.13	$ 0.06
Income (loss) from discontinued operations, net of taxes	(0.01)	(0.01)	0.03	(0.01)
Net income (loss)—diluted	$ (0.32)	$ 0.08	$ 0.16	$ 0.05

	2006			
	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
	(in millions, except per share data)			
Revenues	$212.7	$236.7	$228.8	$234.1
Operating income	0.5	28.4	29.4	37.7
Income (loss) from continuing operations	(4.8)	12.6	38.7	15.4
Income (loss) from discontinued operations, net of taxes	(0.2)	9.8	7.3	(1.9)
Net income (loss)	(5.0)	22.4	46.0	13.5
Per Share Data—Basic (a)				
Income (loss) from continuing operations	$ (0.10)	$ 0.26	$ 0.81	$ 0.33
Income (loss) from discontinued operations, net of taxes	—	0.21	0.15	(0.04)
Net income (loss)—basic	$ (0.10)	$ 0.47	$ 0.96	$ 0.29
Per Share Data—Diluted (a)				
Income (loss) from continuing operations	$ (0.10)	$ 0.25	$ 0.78	$ 0.32
Income (loss) from discontinued operations, net of taxes	—	0.20	0.15	(0.04)
Net income (loss)—diluted	$ (0.10)	$ 0.45	$ 0.93	$ 0.28

(a) Net income (loss) per share calculations for each quarter are based on the weighted average number of shares outstanding during the respective periods; accordingly, the sum of the quarters may not equal the full-year income (loss) per share.

Note 15—Subsequent event

On February 22, 2008, we and Arch Specialty Insurance Company entered into a settlement agreement to settle our suit against Arch in connection with the hurricane-related damage to our former casino in Biloxi, Mississippi and its Boomtown New Orleans casino in Harvey, Louisiana. Arch has agreed to pay us approximately $36.8 million on or before March 17, 2008 in exchange for a full and final release of all claims and a dismissal with prejudice of our lawsuit against Arch. Arch's payment will come from its $50 million policy participation in the $100 million layer of coverage in excess of $150 million. We continue to pursue our claims against the two remaining defendant insurance carriers for their respective shares of our total hurricane-related damage and consequential loss, which we value at least at $297 million. One of those carriers, Allianz Global Risks US Insurance Company, insured the layer of loss between $100 million and $150 million and has previously advanced $5 million, subject to a reservation of rights. The other carrier, RSUI Indemnity Company, provided pari passu coverage with Arch for the $100 million layer and is the sole carrier for the layer of coverage between $250 million and $400 million. As of February 26, 2008, we have received payments or payment commitments totaling approximately $141.8 million from our insurers relative to these claims, including the settlement payment to be received from Arch.

PINNACLE ENTERTAINMENT, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 31, 2005, 2006 and 2007
(in thousands)

Reserve Description	As of 1/1/05	2005 Additions	2005 Deductions	As of 12/31/05	2006 Additions	2006 Deductions	As of 12/31/06	2007 Additions	2007 Deductions	As of 12/31/07
Allowance for doubtful accounts	$1,557	$ 3,121	$ (1,329)	$3,349	$ 8,851	$ (3,221)	$8,979	$4,553	$(2,067)	$11,465
Self-insurance reserves	7,698	22,892	(20,846)	9,744	27,600	(21,383)	15,961	34,019	(34,569)	15,411
Legal and other	4,465	11,435	(9,901)	5,999	7,096	(7,071)	6,024	22,737	(22,669)	6,092
Asset sale reserves	1,595	1,272	(1,204)	1,663	402	(997)	1,068	1,338	542	1,864

PINNACLE
ENTERTAINMENT

PINNACLE ENTERTAINMENT, INC.
3800 HOWARD HUGHES PARKWAY
LAS VEGAS, NV 89169

April 16, 2008

Dear Fellow Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Pinnacle Entertainment, Inc. (referred to as the "Company"), to be held at the Four Seasons Hotel at 3960 Las Vegas Boulevard South, Las Vegas, Nevada 89119 on Tuesday, May 20, 2008, at 10:00 a.m. local time.

At the annual meeting, you will be asked to consider and vote upon the following matters:

- first, a proposal to elect nine directors to serve for the coming year on the Company's Board of Directors;
- second, a proposal to approve an amendment to the Company's 2005 Equity and Performance Incentive Plan, as amended (the "2005 Plan") to increase by 1,750,000 the maximum number of shares of the Company's Common Stock that may be issued or subject to awards under the 2005 Plan, to increase the maximum number of awards under the 2005 Plan that may be issued as incentive stock options from 3,000,000 to 4,750,000 shares and to make other technical amendments to the 2005 Plan, including removal of the changes to the 2005 Plan made by a prior amendment which changes never became operative;
- third, a proposal to re-approve the "performance-based" compensation provisions of the 2005 Plan to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended;
- fourth, a proposal to approve an amendment to the Company's Amended and Restated Directors Deferred Compensation Plan (the "Directors Plan") to increase by 50,000 the maximum number of shares of the Company's Common Stock that may be issued or subject to awards under the Directors Plan and to make other technical amendments;
- fifth, a proposal to ratify the appointment of Deloitte & Touche LLP as the Company's independent auditors for the 2008 fiscal year; and
- such other business as may properly come before the Annual Meeting or before any adjournments or postponements thereof.

Accompanying this letter is the formal Notice of Annual Meeting, Proxy Statement and Proxy Card relating to the annual meeting. The Proxy Statement contains important information concerning the directors to be elected at the annual meeting, the proposed amendment to the 2005 Plan, the proposed re-approval of the "performance-based" compensation provisions of the 2005 Plan, the proposed amendment to the Directors Plan and the ratification of auditors, all of which we would like you to approve.

Your vote is very important regardless of how many shares you own. We hope you can attend the annual meeting in person. However, whether or not you plan to attend the annual meeting, please complete, sign, date and return the Proxy Card in the enclosed envelope or submit your proxy via telephone or the internet as provided for in the Proxy Card. If you attend the annual meeting, you may vote in person if you wish, even though you may have previously returned your Proxy Card.

Sincerely,

Daniel R. Lee
Chairman of the Board of Directors
and Chief Executive Officer

PINNACLE ENTERTAINMENT, INC.
3800 HOWARD HUGHES PARKWAY
LAS VEGAS, NEVADA 89169

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 20, 2008

TO THE STOCKHOLDERS OF PINNACLE ENTERTAINMENT, INC.:

NOTICE IS HEREBY GIVEN that an Annual Meeting of Stockholders of Pinnacle Entertainment, Inc., a Delaware corporation ("Pinnacle" or the "Company"), will be held on Tuesday, May 20, 2008, at 10:00 a.m. local time, at the Four Seasons Hotel at 3960 Las Vegas Boulevard South, Las Vegas, Nevada 89119, and at any adjournments or postponements thereof (the "Annual Meeting"). At the Annual Meeting, the Company's stockholders will be asked to consider and vote upon:

1. The election of nine directors to serve on the Company's Board of Directors for the coming year, each to hold office until the next annual meeting of stockholders (and until each such director's successor shall have been duly elected and qualified);
2. The approval of an amendment to the Company's 2005 Equity and Performance Incentive Plan, as amended (the "2005 Plan") to increase by 1,750,000 the maximum number of shares of the Company's Common Stock that may be issued or subject to awards under the 2005 Plan, to increase the maximum number of awards under the 2005 Plan that may be issued as incentive stock options from 3,000,000 to 4,750,000 shares and to make other technical amendments to the 2005 Plan, including removal of the changes to the 2005 Plan made by a prior amendment which changes never became operative;
3. The re-approval of the "performance-based" compensation provisions of the 2005 Plan to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended;
4. The approval of an amendment to the Company's Amended and Restated Directors Deferred Compensation Plan (the "Directors Plan") to increase by 50,000 the maximum number of shares of the Company's Common Stock that may be issued or subject to awards under the Directors Plan and to make other technical amendments;
5. The ratification of the appointment of Deloitte & Touche LLP as the Company's independent auditors for the 2008 fiscal year; and
6. Such other business as may properly come before the Annual Meeting or before any adjournments or postponements thereof.

Information regarding the nine board nominees, the proposed amendment to the 2005 Plan, the proposed re-approval of the "performance-based" compensation provisions of the 2005 Plan, the proposed amendment to the Directors Plan and the ratification of the appointment of independent auditors is contained in the accompanying Proxy Statement, which you are urged to read carefully.

Only holders of record of the Company's Common Stock at the close of business on March 27, 2008 are entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof.

YOUR VOTE IS VERY IMPORTANT. TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE ANNUAL MEETING, YOU ARE URGED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE POSTAGE PAID ENVELOPE PROVIDED OR SUBMIT YOUR PROXY VIA TELEPHONE OR THE INTERNET AS PROVIDED FOR IN THE PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. YOUR PROXY CAN BE WITHDRAWN BY YOU AT ANY TIME BEFORE IT IS VOTED.

BY ORDER OF THE BOARD OF DIRECTORS

John A. Godfrey
Secretary

Las Vegas, Nevada
April 16, 2008

PINNACLE ENTERTAINMENT, INC.
3800 HOWARD HUGHES PARKWAY
LAS VEGAS, NEVADA 89169

PROXY STATEMENT RELATING TO
ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 20, 2008

This Proxy Statement is being furnished to the stockholders of Pinnacle Entertainment, Inc., a Delaware corporation ("Pinnacle" or the "Company"), in connection with the solicitation of proxies by the Company's Board of Directors for use at the Annual Meeting of the Company's stockholders to be held on Tuesday, May 20, 2008, at 10:00 a.m. local time, at the Four Seasons Hotel at 3960 Las Vegas Boulevard South, Las Vegas, Nevada 89119, and at any adjournments or postponements thereof (the "Annual Meeting").

At the Annual Meeting, holders of the Company's Common Stock, $0.10 par value per share ("Pinnacle Common Stock"), will be asked to vote upon: (i) the election of nine directors to serve on the Company's Board of Directors for the coming year, each to hold office until the next annual meeting of stockholders (and until each such director's successor shall have been duly elected and qualified); (ii) the approval of an amendment to the Company's 2005 Equity and Performance Incentive Plan, as amended (the "2005 Plan") to increase by 1,750,000 the maximum number of shares of Pinnacle Common Stock that may be issued or subject to awards under the 2005 Plan, to increase the maximum number of awards under the 2005 Plan that may be issued as incentive stock options from 3,000,000 to 4,750,000 shares and to make other technical amendments to the 2005 Plan, including removal of the changes to the 2005 Plan made by a prior amendment which changes never became operative; (iii) the re-approval of the "performance-based" compensation provisions of the 2005 Plan to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"); (iv) the approval of an amendment to the Company's Amended and Restated Directors Deferred Compensation Plan (the "Directors Plan") to increase by 50,000 the maximum number of shares of Pinnacle Common Stock that may be issued or subject to awards under the Directors Plan and to make other technical amendments; (v) the ratification of the appointment of Deloitte & Touche LLP as our independent auditors for the 2008 fiscal year; and (vi) any other business that properly comes before the Annual Meeting.

This Proxy Statement and the accompanying Proxy Card are first being mailed to the Company's stockholders on or about April 18, 2008. The address of the principal executive offices of the Company is 3800 Howard Hughes Parkway, Las Vegas, Nevada 89169.

ANNUAL MEETING

Record Date; Outstanding Shares; Quorum

Only holders of record of Pinnacle Common Stock at the close of business on March 27, 2008 (the "Record Date") will be entitled to receive notice of and to vote at the Annual Meeting. As of the close of business on the Record Date, there were 59,954,181 shares of Pinnacle Common Stock outstanding and entitled to vote, held of record by 2,570 stockholders. A majority, or 29,975,591, of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. Each of the Company's stockholders is entitled to one vote for each share of Pinnacle Common Stock held as of the Record Date.

Voting of Proxies; Votes Required

Stockholders are requested to complete, date, sign and return the accompanying Proxy Card in the enclosed envelope. All properly executed, returned and unrevoked Proxy Cards will be voted in accordance with the instructions indicated thereon. Executed but unmarked Proxy Cards will be voted "FOR" the election of each director nominee listed on the Proxy Card, "FOR" the approval of the amendment to the 2005 Plan, "FOR" the re-approval of the "performance-based" compensation provisions of the 2005 Plan, "FOR" the approval of the amendment to the Directors Plan and "FOR" the ratification of the appointment of independent auditors for the 2008 fiscal year. The Company's Board of Directors does not presently intend to bring any business before the Annual Meeting other than that referred to in this Proxy Statement and specified in the Notice of the Annual Meeting. By signing the Proxy Cards, stockholders confer discretionary authority on the proxies (who are persons designated by the Board of Directors) to vote all shares covered by the Proxy Cards in their discretion on any other matter that may properly come before the Annual Meeting, including any motion made for adjournment of the Annual Meeting.

You may submit your proxy by telephone, on the internet or by mail. Proxies submitted by any of those methods will be treated in the same manner. If you are a stockholder of record, you may submit your proxy by signing and returning the enclosed proxy card, by telephone at 1-800-690-6903 or on the internet at http://www.proxyvote.com/.

Whether the proxy is submitted by mail, telephone or the internet, any stockholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by (i) filing a written revocation with, or delivering a duly executed proxy bearing a later date to, the Secretary of the Company, at 3800 Howard Hughes Parkway, Las Vegas, Nevada 89169, or (ii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

Elections of directors are determined by a plurality of the votes cast at the Annual Meeting. The proposals to approve the amendment to the 2005 Plan, to re-approve the "performance-based" compensation provisions of the 2005 Plan and to approve of the amendment to the Directors Plan require approval by the affirmative vote of a majority of the votes cast "FOR," "AGAINST" or "ABSTAIN" with respect to each proposal in person or by proxy and entitled to vote at the Annual Meeting, provided that the total votes so cast on each proposal represents more than 50% of all shares entitled to vote on that proposal. The proposal to ratify the appointment of Deloitte & Touche LLP as the Company's independent auditors for the 2008 fiscal year requires approval by the affirmative vote of a majority of the votes cast "FOR" or "AGAINST."

Abstentions; Broker Non-Votes; Withheld Votes

A stockholder may vote to "ABSTAIN" on any proposal that may properly come before the Annual Meeting other than the election of directors. If a stockholder votes to "ABSTAIN," such stockholder's shares will be considered present at the Annual Meeting for purposes of determining a quorum on all matters and will be considered entitled to vote, but will have no effect with respect to the outcome of the vote to elect directors or to ratify the appointment of the Company's independent auditors. According to the New York Stock Exchange, or the NYSE, rules, a vote to "ABSTAIN" on the proposals to approve the amendment to the 2005 Plan, to re-approve the "performance-based" compensation provisions of the 2005 Plan and to approve the amendment to the Directors Plan will be considered as a vote cast with respect to such matter, and will have the same effect as a vote "AGAINST" such proposal. In addition, in the election of directors, a stockholder may withhold such stockholder's vote. Withheld votes will be excluded from the vote and will have no effect on the outcome of such election.

If an executed proxy is returned by a broker holding shares in street name that indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, such shares will be considered present at the meeting for the purposes of determining a quorum, but will not be considered entitled to vote on such matter or matters. As such, broker non-votes will be counted for purposes of determining whether there is a quorum at the Annual Meeting and will have no effect on the proposals to approve the amendment to the 2005 Plan, to re-approve the "performance-based" compensation provisions of the 2005 Plan and to approve the amendment to the Directors Plan. However, even if a quorum is present, broker non-votes will not count toward the requirement that the total votes cast on the proposal to amend the 2005 Plan, the proposal to re-approve the "performance-based" compensation provisions of the 2005 Plan and the proposal to amend the Directors Plan represent over 50% of all shares entitled to vote on the relevant proposal. In addition, while broker non-votes will be counted for purposes of determining whether there is a quorum, broker non-votes will have no effect on the outcome of the election of directors or the ratification of independent auditors because the broker non-votes are not counted for purposes of those proposals.

Appraisal and Dissenters' Rights

Under Delaware law, stockholders are not entitled to appraisal or dissenters' rights with respect to the proposals presented in this Proxy Statement.

Solicitation of Proxies and Expenses

The Company will bear the cost of the solicitation of proxies from its stockholders in the enclosed form. The directors, officers and employees of the Company may solicit proxies by mail, telephone, telegram, letter, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, the Company will request that brokers, custodians, nominees and other record holders forward copies of the Proxy Statement and other soliciting materials to persons for whom they hold shares of Pinnacle Common Stock and request authority for the exercise of proxies. In such cases, the Company will reimburse such record holders for their reasonable expenses. The estimated total cost for such record holder and broker expenses is $64,000.

PROPOSAL 1

ELECTION OF DIRECTORS
(Item No. 1 on Proxy Card)

At the Annual Meeting, holders of Pinnacle Common Stock will be asked to vote on the election of nine directors who will constitute the full Board of Directors of the Company. The nine nominees receiving the highest number of votes from holders of shares of Pinnacle Common Stock represented and voting at the Annual Meeting will be elected to the Board of Directors. For the election of directors, broker non-votes will not be counted as voting at the meeting and therefore will not have an effect on the election of the nominees listed below. Withheld votes will also have no effect on the election of the nominees.

Each director elected will hold office until the next annual meeting of stockholders (and until his successor shall have been duly elected and qualified). All of the nominees listed below currently serve on the Board of Directors of the Company.

General

Each proxy received will be voted for the election of the persons named below, unless the stockholder signing such proxy withholds authority to vote for one or more of these nominees in the manner described in the proxy. Although it is not contemplated that any nominee named below will decline or be unable to serve as a director, in the event any nominee declines or is unable to serve as a director, the proxies will be voted by the proxy holders for a substitute nominee as directed by the Board of Directors.

There are no family relationships between any director, nominee or executive officer and any other director, nominee or executive officer of the Company. There are no arrangements or understandings between any director, nominee or executive officer and any other person pursuant to which he has been or will be selected as a director and/or executive officer of the Company other than arrangements or understandings with any such director, nominee and/or executive officer acting in his capacity as such. See "—Information Regarding the Director Nominees."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ELECTION OF ALL OF THE NOMINEES LISTED BELOW.

Information Regarding the Director Nominees

The following table lists the persons nominated by the Board of Directors for election as directors of the Company and provides their ages and current positions with the Company. Each of the nominees named below is currently a director of the Company and each was elected at last year's annual meeting of stockholders, except for Mr. Comer, who was appointed to the Board of Directors in July 2007. Biographical information for each nominee is provided below.

Name	Age	Position with the Company
Daniel R. Lee (a)(f)	51	Chairman of the Board of Directors and Chief Executive Officer
Stephen C. Comer (b)	58	Director
John V. Giovenco (b)(c)	72	Lead Director
Richard J. Goeglein (a)(d)	73	Director
Ellis Landau (b)(c)(e)	64	Director
Bruce A. Leslie (b)(e)(f)	57	Director
James L. Martineau (c)(d)	67	Director
Michael Ornest (b)	50	Director
Lynn P. Reitnouer (a)(d)(e)	75	Director

(a) Member of the Executive Committee

(b) Member of the Audit Committee

(c) Member of the Corporate Governance and Nominating Committee

(d) Member of the Compensation Committee

(e) Member of the Compliance Committee

(f) Member of the Risk Management Oversight Committee

Mr. Lee has been the Company's Chairman of the Board of Directors and Chief Executive Officer since April 2002; owner of LVMR, LLC (developer of casino hotels) from 2000 to 2002; Chief Financial Officer and Senior Vice President of HomeGrocer.Com, Inc. (internet grocery service) from 1999 until the sale of the company in 2000; Chief Financial Officer, Treasurer and Senior Vice President of Finance and Development of Mirage Resorts, Incorporated (major operator and developer of casino resorts) from 1992 to 1999; Director-Equity Research of CS First Boston from 1990 to 1992; and held various positions to Managing Director of Drexel Burham Lambert from 1980 to 1990.

Mr. Comer has been one of the Company's directors since July 2007; Director, Southwest Gas Corporation from January 2007 to present; Managing Partner, Deloitte & Touche LLP (Nevada operations) from 2002 to 2006; Managing Partner and other positions, Arthur Andersen (Los Angeles and Nevada operations) from 1972 to 2002; and Member of the American Institute of Certified Public Accountants and Nevada Society of Certified Public Accountants.

Mr. Giovenco has been lead director of the Company since February 2008 and one of the Company's directors since February 2003; Director, Great Western Financial Corporation from 1979 to 1993; President and Chief Operating Officer, Sheraton Hotels Corporation during 1993; Director, Hilton Hotels Corporation from 1980 to 1992; President and Chief Operating Officer, Hilton Gaming Corporation from 1985 to 1993; Executive Vice President-Finance, Hilton Hotels Corporation from 1980 to 1993; Chief Financial Officer, Hilton Hotels Corporation from 1974 to 1985; Chief Financial Officer, Hilton Gaming Corporation from 1972 to 1974; and Partner, Harris, Kerr, Forster, Certified Public Accountants (predecessor firm to PKF International) from 1967 to 1971.

Mr. Goeglein has been one of the Company's directors since December 2003 and was also a Director of the Company from 1997 to 1998; Owner and Managing Member, Evening Star Holdings, LLC (acquirer and operator of non-gaming resort properties) since mid-2005; Owner and Managing Member, Evening Star Hospitality, LLC (acquirer, developer and operator of non-gaming resort properties) from 2003 to early 2005; President and Chief Operating Officer, Holiday Corporation (the parent company of Holiday Inn, Harrah's Hotels and Casinos, Hampton Inns and Embassy Suites) from 1984 to 1987; Executive Vice President and Director, Holiday Corporation from 1978 to 1984; President and Chief Executive Officer, Harrah's Hotels and Casinos from 1980 to 1984; and Director, Boomtown, Inc. from 1993 to 1997. Mr. Goeglein served as President from 1997 and Chief Executive Officer from 2000 of Aladdin Gaming, LLC and Aladdin Gaming Holdings, LLC (developer and operator of the Aladdin Resort & Casino in Las Vegas, Nevada), in each case until September 21, 2001.

Mr. Landau has been one of the Company's directors since January 2007; Executive Vice President and Chief Financial Officer of Boyd Gaming Corporation from 1990 thru 2006; Vice President and Treasurer of Aztar Corporation (formerly Ramada Inc.) from 1971 to early 1990; Assistant Treasurer of U-Haul International from 1969 to 1971; Financial Analyst at the Securities and Exchange Commission from 1968 to 1969; Treasurer and Director of Temple Beth Sholom since mid-2006; and Chairman of the Board of the Anti-Defamation League Nevada Chapter since late 2006.

Mr. Leslie has been one of the Company's directors since October 2002; Partner, Armstrong Teasdale LLP (law firm) from January 2008; Of Counsel, Beckley, Singleton (law firm) from 2003 to 2008; Partner, Leslie & Campbell (law firm) from 2001 to 2003; Partner, Bernhard & Leslie (law firm) from 1996 to 2001; Partner, Beckley, Singleton from 1986 to 1996; and Partner, Vargas & Bartlett (law firm) from 1979 to 1986.

Mr. Martineau has been one of the Company's directors since May 1999; President and Founder, Viracon, Inc. (flat glass fabricator) from 1970 to 1996; Executive Vice President, Apogee Enterprises, Inc. (a glass design and development corporation that acquired Viracon, Inc. in 1973) from 1996 to 1998; Director, Apogee Enterprises, Inc. since 1978; Director, Northstar Photonics (telecommunications business) from 1998 to 2002; Chairman, Genesis Portfolio Partners, LLC (start-up company development) since July 1998; Director, Borgen Systems from 1994 to 2005; and Trustee, Owatonna Foundation since 1973.

Mr. Ornest has been one of the Company's directors since October 1998; private investor since 1983; Director of the Ornest Family Partnership since 1983; Director of the Ornest Family Foundation since 1993; Director of the Toronto Argonauts Football Club from 1988 to 1991; President of the St. Louis Arena and Vice President of the St. Louis Blues Hockey Club from 1983 to 1986; and Managing Director of the Vancouver Canadians Baseball Club, Pacific Coast League from 1979 to 1980.

Mr. Reitnouer has been one of the Company's directors since 1991; Director, Hollywood Park Operating Company from September 1991 to January 1992; Partner, Crowell Weedon & Co. (stock brokerage) since 1969; Director and Chairman of the Board, COHR, Inc. from 1986 to 1999; Director and Chairman of the Board, Forest Lawn Memorial Parks Association from 1975 to 2006; and Trustee, University of California Santa Barbara Foundation (and former Chairman) since 1992.

Selection of Nominees for Director

It is the policy of the Board, as set forth in the Company's Corporate Governance Guidelines, to select director nominees who have achieved success in their personal fields and who demonstrate integrity and high personal and professional ethics, sound business judgment, and willingness to devote the requisite time to their duties as director, and who will contribute to the Company's overall corporate goals. Board members are evaluated and selected based on their individual merit as well as in the context of the needs of the Board as a whole.

The Corporate Governance and Nominating Committee is responsible for identifying, recruiting and reviewing, and recommending to the Board qualified individuals to be nominated for election or reelection as directors, consistent with the criteria set forth in the Company's Corporate Governance Guidelines. Depending on the circumstances, the Corporate Governance and Nominating Committee considers candidates recommended by Board members, third parties and, to the extent deemed appropriate, director search firms.

Before recommending to the Board a new or incumbent director for election or reelection, the Corporate Governance and Nominating Committee reviews his or her qualifications, including capability, availability to serve, conflicts of interest, understanding of the gaming industry, finance and other elements relevant to the Company's business, educational, business and professional background, age and past performance as a Board member (including past attendance at, and participation in, meetings of the Board and its committees and contributions to their activities). The Corporate Governance and Nominating Committee, in conducting such evaluation, may also take into account such other factors as it deems relevant. The Corporate Governance and Nominating Committee also receives disclosures relating to a director's independence and assists the Board in making determinations as to the independence of the directors. The Corporate Governance and Nominating Committee also conducts an annual review of the composition of the Board as a whole, including whether the Board reflects the appropriate degree of independence, sound judgment, business specialization, technical skills, diversity and other desired qualities, and satisfies the other requirements set forth in the Company's Corporate Governance Guidelines.

The Corporate Governance and Nominating Committee will consider Board nominee recommendations by stockholders who have beneficially owned more than five percent of the Company's then-outstanding shares of Pinnacle Common Stock for at least two consecutive years as of the date of making the proposal and who submit in writing the names and supporting information to the Chair of the Corporate Governance and Nominating Committee at the address of the Company's principal executive offices. A stockholder recommendation must contain: (a) the name and address of the stockholder making the recommendation, the class and number of shares of the Company's capital stock owned beneficially by such stockholder, and documentary support that such stockholder satisfies the requisite stock ownership threshold and holding period; and (b) as to the proposed nominee, the name, age, business and residence addresses, principal occupation or employment, number of shares of Pinnacle Common Stock held by the nominee, a résumé of his or her business and educational background, information that would be required in a proxy statement soliciting proxies for the election of such nominee, and a signed consent of the nominee to serve as a director, if nominated and elected. In order to be considered, a stockholder recommendation for nomination with respect to an upcoming annual meeting of stockholders must be received by the Chair of the Corporate Governance and Nominating Committee no later than the 120th calendar day before the first anniversary of the date of the Company's proxy statement released to stockholders in connection with the previous year's annual meeting, with certain exceptions that are set forth in the Company's Corporate Governance Guidelines.

The Company's policies and procedures regarding the selection of director nominees are described in greater detail in the Company's Corporate Governance Guidelines and the Charter of the Corporate Governance and Nominating Committee, which are available on the Company's website at www.pnkinc.com. In addition, printed copies of such Corporate Governance Guidelines and Charter are available upon written request to Investor Relations, Pinnacle Entertainment, Inc., 3800 Howard Hughes Parkway, Las Vegas, Nevada 89169.

As contrasted to a stockholder recommendation of a nominee for consideration by the Company's Corporate Governance and Nominating Committee, stockholders who wish to nominate directors at future annual meetings must comply with the applicable provisions of the Company's Bylaws, as described in this Proxy Statement under the caption "Stockholder Proposals for the Next Annual Meeting."

Director Independence

The Board of Directors has determined that, other than Mr. Lee, who is the Chief Executive Officer of the Company, each nominee is an independent director as defined by the Corporate Governance Rules of the NYSE and the categorical independence standards adopted by the Board of Directors. A copy of the categorical independence standards are attached as Appendix A to this Proxy Statement and are available on the Company's website at www.pnkinc.com. The Board of Directors has also determined that all members of the Audit, Corporate Governance and Nominating, and Compensation Committees are independent directors as defined by the Corporate Governance Rules of the NYSE and the categorical independence standards adopted by the Board of Directors. The directors nominated by the Board of Directors for election at the Annual Meeting were recommended by the Corporate Governance and Nominating Committee.

Communications with Directors

Stockholders and interested parties wishing to communicate directly with the Board of Directors, the Chairman of the Board, the Chair of any committee, or the non-management directors as a group about matters of general interest to stockholders are welcome to do so by writing the Company's Secretary at 3800 Howard Hughes Parkway, Las Vegas, Nevada 89169. The Secretary will forward these communications as directed.

Executive Sessions of the Board and the Lead Director

The Company's non-management directors meet periodically in executive session, as required by the Company's Corporate Governance Guidelines. The Chair of the Audit Committee, currently Mr. Giovenco, presides at these executive sessions. If the non-management directors were to include directors who are not independent pursuant to the NYSE rules, then the independent directors will meet in executive session at least once a year. Any non-management director may request that an executive session of the non-management members of the Board be scheduled. In February 2008, the Board of Directors created the position of lead director who will be responsible for coordinating communications from the executive sessions, as well as other communications, between the Board of Directors and the Chief Executive Officer. It is anticipated that each lead director elected will hold the position for a one year term with no director holding the position for more than one year in any consecutive three year period. As the initial lead director, the Board of Directors has appointed Mr. Giovenco who will serve until the Board of Directors elects a new lead director.

Code of Ethical Business Conduct

The Company has adopted a Code of Ethical Business Conduct, a code of ethics that applies to all of the Company's directors, officers and employees. Any waiver of the Code of Ethical Business Conduct for executive officers or directors will be disclosed to the stockholders of the Company. The Code of Ethical Business Conduct is publicly available on the Company's website at www.pnkinc.com and in print upon written request to Investor Relations, Pinnacle Entertainment, Inc., 3800 Howard Hughes Parkway, Las Vegas, Nevada 89169. Any substantive amendments to the Code of Ethical Business Conduct or grant of any waiver to the Chief Executive Officer or the Chief Financial Officer from any provision of the code will be disclosed on the Company's website or in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC").

Board Meetings and Board Committees

The full Board of Directors of the Company had 14 meetings in 2007 and acted by unanimous written consent on 2 occasions. During 2007, each incumbent director of the Company during their term attended at least 75% of the meetings of the Board of Directors and the committees of the Board on which he served.

Although the Company has no formal policy with regard to Board members' attendance at its annual meetings of stockholders, all of the Company's directors then serving attended the Company's 2007 Annual Meeting of Stockholders.

The Company has an Executive Committee, which is currently chaired by Mr. Lee and consists of Messrs. Lee, Reitnouer and Goeglein. The Executive Committee may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company to the fullest extent authorized by Delaware law. During 2007, the Executive Committee had 2 meetings and acted by unanimous written consent on 9 occasions.

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's Audit Committee is currently chaired by Mr. Giovenco and consists of Messrs. Giovenco, Comer, Ornest, Landau, and Leslie. Among its functions, the Audit Committee is:

- to be directly responsible for the appointment, compensation, retention and oversight of the work of any independent public accounting firm engaged to audit the Company's financial statements or to perform other audit, review or attest services for the Company;
- to discuss with the independent auditors their independence;
- to review and discuss with the Company's independent auditors and management the Company's audited financial statements; and
- to recommend to the Company's Board of Directors whether the Company's audited financial statements should be included in the Company's Annual Report on Form 10-K for the previous fiscal year for filing with the SEC.

Messrs. Giovenco, Comer, Ornest, Landau and Leslie are independent as that term is defined in Rule 303A.02 of the NYSE listing standards and Rule 10A-3(b)(1)(ii) of the Exchange Act. The Board has determined that Messrs. Giovenco, Comer and Landau are each an "audit committee financial expert" as defined by SEC rules, based upon, among other things, their accounting backgrounds and, in the case of Messrs. Giovenco and Landau, their having served as the chief financial officer of a large public company involved in the gaming industry, and, in the case of Mr. Comer, his having served as a partner of a major accounting firm. The Audit Committee met 11 times in 2007.

The Company has a Compensation Committee, which is currently chaired by Mr. Reitnouer and consists of Messrs. Reitnouer, Goeglein and Martineau. Among its functions, the Compensation Committee is:

- to determine and approve, either as a committee or together with the Company's other independent directors, the annual salary and other compensation of the Chief Executive Officer;
- to make recommendations to the Board of Directors regarding the compensation of the other four highest-compensated officers of the Company; and
- to provide recommendations with respect to, and administer, the Company's incentive-compensation, stock option and other equity-based compensation plans.

The Compensation Committee met 16 times in 2007. The Compensation Committee may, to the extent permitted by applicable laws and regulations, form and delegate any of its responsibilities to a subcommittee so long as such subcommittee consists of at least two members of the Compensation Committee. In carrying out its purposes and responsibilities, the Compensation Committee has authority to retain outside counsel or other experts or consultants, as it deems appropriate. For a discussion regarding the Compensation Committee's use of outside advisors and the role of executives officers in compensation matters, see "Executive Compensation—Compensation Discussion and Analysis—Role of Executive Officers and Outside Advisors in Compensation Decisions" below.

The Company has a Corporate Governance and Nominating Committee, which is currently chaired by Mr. Martineau and consists of Messrs. Martineau, Giovenco and Landau. Among its functions, the Corporate Governance and Nominating Committee is:

- to establish procedures for the selection of directors;

- to identify, evaluate and recommend to the Board candidates for election or reelection as directors, consistent with criteria set forth in the Company's Corporate Governance Guidelines;
- to develop and recommend to the Board, if appropriate, modifications or additions to the Company's Corporate Governance Guidelines or other corporate governance policies or procedures; and
- to develop procedures for, and oversee, an annual evaluation of the Board and management.

The Corporate Governance and Nominating Committee met 6 times in 2007.

The Board of Directors has adopted a written charter for each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, which are available on the Company's website at www.pnkinc.com. Printed copies of these documents are also available upon written request to Investor Relations, Pinnacle Entertainment, Inc., 3800 Howard Hughes Parkway, Las Vegas, Nevada 89169.

The Company has a Compliance Committee which monitors the Company's compliance with gaming laws in the jurisdictions in which it operates. Messrs. Leslie, Landau and Reitnouer currently serve on the Company's Compliance Committee with other Compliance Committee members who are not directors, and on the Compliance Subcommittee of the Board of Directors. The Compliance Subcommittee was instituted to ensure timely notification to the Board of Directors of any material compliance issues, assist the Compliance Committee in performing its duties and to supervise the Company's actions in response to reports received from the Company's employee hotline.

The Company has a Risk Management Oversight Committee, which is currently chaired by Mr. Leslie and consists of Messrs. Leslie and Lee. The purpose of the Risk Management Oversight Committee is to oversee the risk management activities of the Company. Among its functions, the Risk Management Oversight Committee is:

- to meet with the director of the Company's Risk Management Department to review the Company's existing insurance policies;
- to discuss with the Company's principal independent insurance brokers the Company's insurance policies and programs for their assessment as to the appropriateness of such programs; and
- to discuss with such insurance brokers their relationships with, and independence from, the Company's insurance carriers.

It is not the duty of the Risk Management Oversight Committee to determine the Company's insurance policies and programs, but simply to consult with and review the determinations made by the responsible members of management with respect to such matters. Each director holds office until the next annual meeting of stockholders and until his successor is duly elected and qualified, or until his resignation or removal from office.

Director Compensation

Director Fees

The compensation of the Company's non-employee directors is paid in the form of an annual retainer, meeting and chair fees and stock-based awards. During 2007, each non-employee director, or committee chair described below, received:

- An annual retainer of $60,000;
- An additional $15,000 retainer for the Chair of the Audit Committee;
- An additional $10,000 retainer for the Chair of the Compensation Committee;
- An additional $7,500 retainer for the Chair of the Corporate Governance and Nominating Committee;
- An additional $5,000 retainer for the Chair of the Risk Management Committee;

- An attendance fee of $1,500 for regularly scheduled Board or committee meetings, other than Audit Committee meeting fees which are $2,000 per meeting; and
- An attendance fee of $500 for telephonic special meetings of the Board of Directors.

Mr. Lee does not receive any fees or retainer for his services as director. The Board of Directors set these fees based on advice from outside consultants and review of publicly-available information about what other companies in Pinnacle's peer group pay their outside directors.

Each director may elect to receive the retainer and any fees for meetings attended in cash or in deferred compensation (as cash or stock) under the Directors Plan as outlined below.

Option Grants

In the past, Pinnacle has granted 10,000 options to each director at or about the time the new director joins the Board of Directors and has granted to each director who was then serving 10,000 options in 2004, 2005, and 2006, respectively, and 15,000 options in 2007, which were granted on or about the date of each annual meeting of stockholders. The exercise price for each option was the closing price of Pinnacle Common Stock on the date of grant. Each option vests over a five year period. Vesting accelerates upon termination of director status due to death or disability or upon a director retiring after age 70.

Director Perquisites

Pinnacle allows the directors and their families to use the corporate aircraft to attend Pinnacle meetings or other Pinnacle business events, but in general only when the aircraft is otherwise traveling for business purposes and there are empty seats. The aggregate incremental cost for these trips to the Company when the aircraft is otherwise traveling for business purposes is a *de minimis* amount.

Directors' Health Plan

On February 27, 2007, the Board of Directors approved the Directors Health and Medical Insurance Plan, or the Directors' Health Plan. The Directors' Health Plan provides that members of the Board of Directors, their spouses and minor children, including full time students up to age 24, are eligible to participate in the health and medical insurance plans applicable to the Company's corporate executives. In addition, directors who are in office at age 70 and directors who are in office at the time of a change of control, as defined in the Directors' Health Plan, are entitled, along with their spouses and minor children, including full time students up to age 24, to a continuation of health and medical coverage for five years, or, in the case of spouses or minor children, until they are no longer eligible for coverage. If at any time during this extended coverage period, the eligible director, or his spouse or minor children, is insured under another health plan or Medicare, the Company's health plans shall provide secondary coverage to the extent permitted by law. Directors are indemnified on a grossed-up basis against certain tax liabilities, including excise taxes on benefits following a change in control. As a result of the Directors' Health Plan, each director is entitled to receive medical benefits that are not available under the employee health benefit plan available to all employees of the Company. Therefore, any medical benefits that a director receives that are not available generally to all employees of the Company and exceed $10,000 in the aggregate are reportable in the "All Other Compensation" column in the Director Summary Compensation Table below.

Amended and Restated Directors Deferred Compensation Plan

Participation in the Company's Amended and Restated Directors Deferred Compensation Plan, or the Directors Plan, is limited to directors of Pinnacle, and each eligible director may elect to defer all or a portion of his annual retainer and any fees for meetings attended. Any such deferred compensation is credited to a deferred compensation account, either in cash or in shares of Pinnacle Common Stock, at each director's election. The only condition to each director's receipt of shares credited to his deferred compensation account is cessation of such director's service as a director of Pinnacle.

As of the date the director's compensation would otherwise have been paid, and depending on the director's election, the director's deferred compensation account will be credited with either:

- cash;
- the number of full and/or fractional shares of Pinnacle Common Stock obtained by dividing the amount of the director's compensation for the calendar quarter which he elected to defer, by the average of the closing price of Pinnacle Common Stock on the NYSE on the last ten business days of the calendar quarter for which such compensation is payable; or
- a combination of cash and shares of Pinnacle Common Stock as described above.

If a director elects to defer compensation in cash, all such amounts credited to the director's deferred compensation account will bear interest at an amount to be determined from time to time by the Board of Directors. No current director has deferred compensation in cash.

If a director has elected to receive shares of Pinnacle Common Stock in lieu of his retainer and we declare a dividend, such director's deferred compensation account is credited at the end of each calendar quarter with the number of full and/or fractional shares of Pinnacle Common Stock obtained by dividing the dividends which would have been paid on the shares credited to the director's deferred compensation account by the closing price of Pinnacle Common Stock on the NYSE on the date such dividend was paid. In addition, if we declare a dividend payable in shares of Pinnacle Common Stock, the director's deferred compensation account is credited at the end of each calendar quarter with the number of full and/or fractional shares of Pinnacle Common Stock for such stock dividend.

Participating directors do not have any interest in the cash and/or Pinnacle Common Stock credited to their deferred compensation accounts until distributed in accordance with the Directors Plan, nor do they have any voting rights with respect to such shares until shares credited to their deferred compensation accounts are distributed. The rights of a director to receive payments under the Directors Plan are no greater than the rights of an unsecured general creditor of Pinnacle.

Each participating director may elect to have the aggregate amount of cash and shares credited to his deferred compensation account distributed to him in one lump sum payment or in a number of approximately equal annual installments over a period of time not to exceed fifteen years. The lump sum payment or the first installment will be paid as of the first business day of the calendar quarter immediately following the cessation of the director's service as a director. Before the beginning of any calendar year, a director may elect to change the method of distribution of any future interests in cash and/or Pinnacle Common Stock credited to his deferred compensation account in such calendar year.

The maximum number of shares of Pinnacle Common Stock that can be issued pursuant to the Directors Plan is 275,000 shares, of which 231,409 have been credited as of March 27, 2008. The shares of Pinnacle Common Stock to be issued under the Directors Plan may be either authorized and unissued shares or reacquired shares. Mr. Leslie is the only director that currently participates in the Directors Plan.

Director Summary Compensation Table

The following table sets forth certain information regarding the compensation earned by or paid to each non-employee director who served on the Board of Directors in 2007. As Chief Executive Officer, Daniel R. Lee does not receive any compensation as a director.

Name	Fees Earned or Paid in Cash ($) (a)	Stock Awards ($)	Option Awards ($) (b)(c)	Non-Equity Incentive Plan Compensation ($)	Change in Nonqualified Deferred Compensation Earnings ($) (d)	All Other Compensation ($) (e)	Total ($)
Stephen C. Comer	$ 40,500	$0	$ 12,287	$0	$0	$ 0	$ 52,787
John V. Giovenco	$123,500	$0	$224,403	$0	$0	$ 0	$347,903
Richard J. Goeglein	$108,000	$0	$222,723	$0	$0	$ 0	$330,723
Ellis Landau	$114,500	$0	$ 59,591	$0	$0	$ 0	$174,091
Bruce A. Leslie (f)	$116,500	$0	$ 96,597	$0	$0	$ 0	$213,097
James L. Martineau	$121,500	$0	$ 96,034	$0	$0	$ 0	$217,534
Michael Ornest	$ 99,500	$0	$ 96,034	$0	$0	$15,333	$210,867
Lynn P. Reitnouer	$123,167	$0	$224,795	$0	$0	$ 0	$347,962

(a) Includes annual retainer fees, meeting fees and fees for committee chairmanships as discussed above. Mr. Comer received a prorated annual director's fee at the time of his election to the Board of Directors in July 2007 as well as fees for meetings attended after such date.

(b) Each non-employee director was granted 15,000 options on May 8, 2007, except for Mr. Comer who was elected as a member of the Board of Directors in July 2007. Mr. Landau was granted 10,000 options on January 17, 2007, and Mr. Comer was granted 10,000 options on July 24, 2007. The value in this column is the compensation expense recognized for financial statement reporting purposes in the fiscal year ended December 31, 2007, in accordance with Statement of Financial Accounting Standard No. 123(R) ("FAS 123R") (excluding estimates of forfeitures related to service-based vesting conditions). Such FAS 123R expense is calculated as of the grant date of the option based upon a grant date fair value. Such grant date fair value is calculated using the share price as of the grant date, as well as various assumptions that will change over time, including the expected volatility of our stock and a risk-free rate of return. The compensation expense is not re-calculated at any time subsequent to the grant date, regardless of changes to the assumptions used in the calculation, and is expensed over the vesting period of the associated stock option, regardless of when, if at all, a stock option is exercised. For Messrs. Giovenco, Goeglein and Reitnouer, the increased benefit reflects the accelerated vesting feature associated with board members who elect to retire after age 70. The grant date fair value of each option granted in 2007 computed in accordance with FAS 123R is as follows: Stephen C. Comer—$140,152; John V. Giovenco—$213,683; Richard J. Goeglein—$213,683; Ellis Landau—$380,668; Bruce A. Leslie—$213,683; James L. Martineau—$213,683; Michael Ornest—$213,683; and Lynn P. Reitnouer—$213,683.

(c) The aggregate number of option awards outstanding at December 31, 2007 for each non-employee director was as follows: Stephen C. Comer—10,000; John V. Giovenco—65,000; Richard J. Goeglein—47,000; Ellis Landau—25,000; Bruce A. Leslie—65,000; James L. Martineau—74,000; Michael Ornest—53,400; and Lynn P. Reitnouer—71,000.

(d) All deferrals under the Directors Plan have been in shares of stock. Although the directors who participate in the plan benefit from appreciation in the value of the stock, no interest or earnings are credited on the stock.

(e) Consists solely of amounts paid for health care benefits pursuant to the Directors' Health Plan.

(f) Mr. Leslie participates in the Directors Plan and has elected to receive Pinnacle Common Stock in lieu of payment of annual retainer fees and meeting fees.

Compensation Committee Interlocks and Insider Participation

Messrs. Goeglein, Reitnouer and Martineau served on the Compensation Committee in 2007. None of the three members of the Compensation Committee was an officer or employee or former officer or employee of Pinnacle or its subsidiaries or had a relationship requiring disclosure under the Transactions with Related Persons, Promoters and Certain Control Persons discussion below and no such member has any interlocking relationships with Pinnacle that are subject to disclosure under the rules of the SEC relating to compensation committees.

Executive Officers

Executive officers serve at the discretion of the Board of Directors, subject to rights, if any, under contracts of employment. See "Executive Compensation—Compensation Discussion and Analysis" below. The current executive officers are as follows:

Name	Age	Position with the Company
Daniel R. Lee	51	Chairman of the Board of Directors and Chief Executive Officer
Wade W. Hundley	42	President
Stephen H. Capp	46	Executive Vice President and Chief Financial Officer
John A. Godfrey	58	Executive Vice President, Secretary and General Counsel
Alain Uboldi	61	Chief Operating Officer

For biographical information for Mr. Lee, see "—Information Regarding the Director Nominees of the Company" above.

Mr. Hundley has served as the Company's President since February 2005; Executive Vice President and Chief Operating Officer of the Company from September 2001 to February 2005; Office of the CEO of Harveys Casino Resorts (gaming operations) from December 2000 through July 2001; and Principal, Colony Capital (private equity investment) from June 1993 through November 2000.

Mr. Capp has served as the Company's Executive Vice President and Chief Financial Officer since January 2003; Managing Director, Bear, Stearns & Co. Inc. from 1999 to January 2003; Group Head, BancAmerica Securities' Latin America debt distribution business from 1997 to 1999; Managing Director, BancAmerica Securities from 1992 to 1997; and Finance Associate followed by Vice President, Security Pacific Merchant Bank from 1989 to 1992.

Mr. Godfrey has served as the Company's Executive Vice President since February 2005 and as Secretary and General Counsel since August 2002; Senior Vice President of the Company from August 2002 to February 2005; Partner, Schreck Brignone Godfrey (law firm) from January 1997 to August 2002; Partner, Schreck, Jones, Bernhard, Woloson & Godfrey (law firm) from June 1984 to December 1996; Chief Deputy Attorney General, Nevada Attorney General's Office, Gaming Division from 1983 to 1984; Deputy Attorney General, Nevada Attorney General's Office, Gaming Division from 1980 to 1983; Deputy State Industrial Attorney for the State of Nevada from 1977 to 1980; Trustee, International Association of Gaming Attorneys (and former President) from October 2000 to October 2006; and Member, Executive Committee of the Nevada State Bar's Gaming Law Section since June 2002.

Mr. Uboldi has served as the Company's Chief Operating Officer since February 2005; Regional Vice President and General Manager of the Company's L'Auberge du Lac Casino Resort from February 2004 to February 2005; Vice President and General Manager of the Company's Belterra Casino Resort from November 2001 to January 2004; President of A Winning Solution (gaming consulting company) in 2001; and President and Chief Operating Officer of Lady Luck Gaming Corporation (casino gaming company) from 1993 to 2000.

Audit Committee Report

The following is the report of the Audit Committee with respect to the Company's audited financial statements for the fiscal year ended December 31, 2007, and the notes thereto.

Review with Management

Management is responsible for preparing the Company's financial statements and the reporting process, including the system of internal control. The Audit Committee, in its oversight role, has reviewed and discussed with management the Company's audited financial statements for the fiscal year ended December 31, 2007 and the notes thereto.

Review and Discussions with Independent Accountants

The Audit Committee has discussed with Deloitte & Touche LLP ("Deloitte"), the Company's independent auditors, the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

The Audit Committee has received the written disclosures and the letter from Deloitte required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees)*, as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with Deloitte its independence from the Company.

Conclusion

Based on the review and discussions referred to above, the Audit Committee recommended to the Company's Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the Securities and Exchange Commission.

SUBMITTED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

John V. Giovenco (Chairman)
Michael Ornest
Bruce A. Leslie
Ellis Landau
Stephen C. Comer

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3, 4 and 5 filed by the Company on behalf of its directors and officers, or furnished to the Company by its 10% stockholders, during or with respect to the year ended December 31, 2007 pursuant to Rule 16a-3(e) of the Exchange Act, all required reports on such forms were timely filed, except for an amended Form 4 filed on March 11, 2008 on behalf of Mr. Leslie to reflect additional compensation earned and deferred by Mr. Leslie pursuant to the Directors Plan, but not included in the original Form 4 filed on January 3, 2008.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the name, number of shares and percent of the outstanding Pinnacle Common Stock beneficially owned as of March 27, 2008 (except where a different date is indicated below) by each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Pinnacle Common Stock, each director, each named officer, and all directors and executive officers as a group. In each instance, except as otherwise indicated, information as to the number of shares owned and the nature of ownership has been provided by the individuals or entities identified or described and is not within the direct knowledge of the Company. Unless otherwise indicated below, the address of each person or entity listed below is c/o Pinnacle Entertainment, Inc., 3800 Howard Hughes Parkway, Las Vegas, NV 89169.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Shares Outstanding (a)
Columbia Wanger Asset Management, L.P. 227 W Monroe Street, Suite 3000 Chicago, IL 60606	5,648,000(b)	9.42%
BlackRock Financial Management, Inc. 40 East 52nd Street New York, NY 10022	4,540,039(c)	7.57%
T. Rowe Price Associates, Inc. 100 East Pratt St. Baltimore, MD 21202	3,968,600(d)	6.62%
Baron Capital Management, Inc. 767 Fifth Avenue New York, NY 10153	3,478,000(e)	5.80%
PENN Capital Management Co., Inc. 457 Haddonfield Road, Suite 210 Cherry Hill, NJ 08002	3,122,250(f)	5.21%
Daniel R. Lee	1,246,701(g)	2.04%
Wade W. Hundley	512,000(h)	*
Stephen H. Capp	358,242(i)	*
Michael Ornest	228,762(j)	*
John A. Godfrey	317,000(k)	*
John V. Giovenco	129,000(l)	*
Lynn P. Reitnouer	112,115(m)	*
Alain Uboldi	123,000(n)	*
Bruce A. Leslie	80,394(o)	*
James L. Martineau	67,910(p)	*
Richard J. Goeglein	21,000(q)	*
Ellis Landau	6,000(r)	*
Stephen C. Comer	2,000	*
Current directors and executive officers as a group (13 persons)	3,204,124	5.11%

* Less than one percent (1%) of the outstanding common shares.

(a) Assumes exercise of stock options beneficially owned by the named individual or entity into shares of Pinnacle Common Stock. Based on 59,954,181 shares of Pinnacle Common Stock outstanding as of March 27, 2008.

(b) Based solely on information contained in an amended Schedule 13G filed with the SEC on January 29, 2008 by Columbia Wanger Asset Management, L.P., an investment advisor ("Columbia"). As of December 31, 2007, Columbia reported beneficially owning 5,648,000 shares of Pinnacle Common Stock, representing 9.44% of the outstanding shares of Pinnacle Common Stock. Pursuant to the amended Schedule 13G, Columbia reported having sole voting power over 5,208,000 shares of Pinnacle Common Stock, shared voting power over 440,000 shares of Pinnacle Common Stock and sole dispositive power over 5,648,000 shares of Pinnacle Common Stock.

(c) Based solely on information contained in a Schedule 13G filed with the SEC on February 8, 2008 by BlackRock, Inc. ("BlackRock"), a parent holding company for the following investment advisors: BlackRock Advisors LLC, BlackRock Capital Management, Inc., BlackRock Financial Management, Inc., BlackRock Investment Management LLC, BlackRock Japan Co. Ltd and State Street Research & Management Co. As of December 31, 2007, BlackRock reported beneficially owning 4,540,039 shares of Pinnacle Common Stock, representing 7.59% of the outstanding shares of Pinnacle Common Stock. Pursuant to the Schedule 13G, BlackRock reported having shared voting and dispositive power with respect to all of the reported shares of Pinnacle Common Stock.

(d) Based solely on information contained in a Schedule 13G filed with the SEC on February 12, 2008 by T. Rowe Price Associates, Inc. ("Price Associates"). These securities are owned by various individual and institution investors to which Price Associates serves as an investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(e) Based solely on information contained in a Schedule 13G filed with the SEC on February 14, 2008 jointly by Baron Capital Group, Inc. ("BCG"), BAMCO, Inc. ("BAMCO"), Baron Capital Management, Inc. ("BCM") and Ronald Baron ("Baron"). Pursuant to the Schedule 13G, BCG reported the following: (i) BCG and Baron are parent holding companies, BAMCO and BCM are investment advisers and BCG, BAMCO, BCM and Baron are collectively a group; (ii) As of December 31, 2007, BCG, BAMCO, BCM and Baron beneficially owned 3,478,000 shares, 3,301,100 shares, 173,900 shares and 3,478,000 shares, respectively, of Pinnacle Common Stock, representing approximately 5.8%, 5.5%, 0.3% and 5.8%, respectively, of the outstanding shares of Pinnacle Common Stock; (iii) BCG and Baron disclaim beneficial ownership of shares of Pinnacle Common Stock held by their controlled entities (or the investment advisory clients thereof) to the extent such shares are held by persons other than BCG and Baron; (iv) BAMCO and BCM disclaim beneficial ownership of shares of Pinnacle Common Stock held by their investment advisory clients to the extent such shares are held by persons other than BAMCO, BCM and their affiliates; (v) BCG, BAMCO, BCM and Baron each have sole dispositive and voting power as to zero shares of Pinnacle Common Stock; (vi) BCG, BAMCO, BCM and Baron have shared voting power as to 3,196,700 shares, 3,025,900 shares, 167,800 shares and 3,196,700 shares of Pinnacle Common Stock, respectively, and shared dispositive power as to 3,478,000 shares, 3,301,100 shares, 173,900 shares and 3,478,000 shares of Pinnacle Common Stock, respectively; (vii) by virtue of investment advisory agreements with their respective clients, BAMCO and BCM have been given the discretion to dispose of the Pinnacle Common Stock in the advisory accounts, but all such discretionary agreements are revocable; and (viii) BAMCO and BCM are subsidiaries of BCG, and Baron owns a controlling interest in BCG.

(f) Based solely on information contained in a Schedule 13G filed with the SEC on February 12, 2008 by PENN Capital Management Co., Inc. ("PENN"), an investment advisor. As of December 31, 2007, PENN reported beneficially owning 3,122,250 shares of Pinnacle Common Stock, representing 5.22% of the outstanding shares of Pinnacle Common Stock. Pursuant to the Schedule 13G, PENN reported having sole voting and dispositive power with respect to all of the reported shares of Pinnacle Common Stock.

(g) Includes 1,225,801 shares of Pinnacle Common Stock which are currently exercisable by Mr. Lee or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008. Of the shares of Pinnacle Common Stock beneficially owned by Mr. Lee, 3,700 are held and pledged in a marginable brokerage account. An additional 2,200 shares of Pinnacle Common Stock are held in a brokerage account for the benefit of Mr. Lee's daughter, of which he is the custodian and under the SEC rules the beneficial owner. Also includes 9,000 shares of restricted stock beneficially owned by Mr. Lee.

(h) Includes 487,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Hundley or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008. Also includes 6,000 shares of restricted stock beneficially owned by Mr. Hundley.

(i) Includes 346,739 shares of Pinnacle Common Stock which are currently exercisable by Mr. Capp or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008. An additional 6,503 shares of Pinnacle Common Stock are held by Mr. Capp in Pinnacle's 401(k) plan. Also includes 3,000 shares of restricted stock beneficially owned by Mr. Capp.

(j) Includes 27,400 shares of Pinnacle Common Stock which are currently exercisable by Mr. Ornest or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008. These shares also include 91,362 shares of Pinnacle Common Stock owned by the Harry and Ruth Ornest Trust, with respect to whose shares Mr. Ornest has beneficial ownership. These shares include 110,000 shares of Pinnacle Common Stock owned by the Michael Ornest Trust, with respect to whose shares Mr. Ornest has beneficial ownership. These shares exclude 60,000 shares of Pinnacle Common Stock owned by the Ornest Family Foundation, as to which Mr. Ornest has no interest.

(k) Includes 310,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Godfrey or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008. Also includes 3,000 shares of restricted stock beneficially owned by Mr. Godfrey.

(l) Includes 39,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Giovenco or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008.

(m) Includes 45,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Reitnouer or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008. Also includes 17,115 shares of Pinnacle Common Stock credited to Mr. Reitnouer's deferred compensation account under the Directors Plan.

(n) Includes 118,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Uboldi. Also includes 3,000 shares of restricted stock beneficially owned by Mr. Uboldi.

(o) Includes 39,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Leslie or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008. Also includes 27,394 shares of Pinnacle Common Stock credited to Mr. Leslie's deferred compensation account under the Directors Plan.

(p) Includes 48,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Martineau or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008. Also includes 12,119 shares of Pinnacle Common Stock credited to Mr. Martineau's deferred compensation account under the Directors Plan.

(q) Includes 21,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Goeglein or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008.

(r) Includes 5,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Landau or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008.

Transactions with Related Persons, Promoters and Certain Control Persons

The Company's Audit Committee charter requires that the Audit Committee review on an ongoing basis and approve or disapprove all related party transactions that are required to be disclosed by Item 404 of Regulation S-K.

Daniel R. Lee, the Company's Chairman and Chief Executive Officer, holds $1 million in aggregate principal amount of the Company's 8.25% senior subordinated notes due 2012, which he acquired in periods prior to 2006.

As a holder of the notes, Mr. Lee is entitled to receive semi-annual interest payments on the notes. In March 2004, the Executive Committee of the Company's board of directors approved Mr. Lee's acquisition of $500,000 in principal amount of the notes he holds, since those notes were acquired directly from the Company. In November 2005, Mr. Lee acquired the other $500,000 in principal amount of notes in the open market. Such open market purchase did not require either the Executive Committee's or Audit Committee's approval. Mr. Lee's acquisition of such portion of the notes and the receipt of interest payments thereon were acquired in the open market and any benefits he received in respect of the notes were afforded to all holders of the notes on a pro rata basis.

PROPOSAL 2

APPROVAL OF AN AMENDMENT TO 2005 EQUITY AND PERFORMANCE INCENTIVE PLAN (Item No. 2 on Proxy Card)

Background

In 2005, the Board of Directors adopted and the stockholders approved the Company's 2005 Equity and Performance Incentive Plan. The original 2005 Plan authorized for issuance up to an aggregate of 3,000,000 shares of Pinnacle Common Stock, plus any shares subject to awards granted under the Prior Plans and Individual Arrangements (as such terms are defined in the 2005 Plan) which are forfeited, expire or otherwise terminate without the issuance of shares, or are settled for cash or otherwise do not result in the issuance of shares, on or after the effective date of the 2005 Plan. As of March 27, 2008, 263,540 shares remained available for future grants of awards under the 2005 Plan (excluding any additional shares available under the 2005 Plan as a result of future forfeiture, expiration or other termination of awards under the Prior Plans and Individual Arrangements). Accordingly, the Board of Directors has determined that it is in the best interests of the Company to increase the number of shares that may be issued upon exercise of awards granted under the 2005 Plan by 1,750,000 and to increase the maximum number of awards under the 2005 Plan that may be issued as incentive stock options from 3,000,000 to 4,750,000 shares.

At the Annual Meeting of stockholders held on May 10, 2006, the stockholders of the Company approved an amendment to the 2005 Plan to increase by 1,500,000 the number of shares of Pinnacle Common Stock that may be issued under the 2005 Plan and to increase the maximum number of awards under the 2005 Plan that may be issued as incentive stock options from 3,000,000 to 4,500,000 shares, in the event that the Company consummated the then-proposed acquisition of Aztar Corporation (the "Aztar Amendment"). The Company did not consummate such acquisition and thus the increase in the maximum number of shares available and the incentive stock option limit under the 2005 Plan never became operative. Accordingly, it is necessary to remove the changes to the 2005 Plan made by the Aztar Amendment.

The Company is also making other technical amendments to the 2005 Plan, including clarifying the stockholder re-approval requirements pursuant to Section 162(m) of the Code (as defined below) as set forth in Section 13.12 of the 2005 Plan so that the five-year stockholder approval requirement runs from the later of the last stockholder re-approval date or the effectiveness of the 2005 Plan.

Proposal

The terms of the 2005 Plan, assuming that the stockholders approve this Proposal 2, are described below under "Summary of the 2005 Plan." The 2005 Plan is attached in this Proxy Statement as Appendix B and reflects the proposed amendment to the 2005 Plan. The proposed amendment to the 2005 Plan would increase the number of shares of Pinnacle Common Stock that may be issued under the 2005 Plan by 1,750,000, would increase the maximum number of awards under the 2005 Plan that may be issued as incentive stock options from 3,000,000 to 4,750,000 shares, would remove the changes made by the Aztar Amendment described above and make certain other technical amendments.

The Board of Directors believes that the proposed amendment to the 2005 Plan with respect to the increase in shares is necessary to ensure that the Company maintains the ability in the future to continue to attract and retain highly qualified officers and other employees by providing adequate incentives through the issuance of stock awards. As of March 27, 2008, 263,540 shares remained available for future grants of awards under the 2005 Plan (excluding any additional shares available under the 2005 Plan as a result of future forfeiture, expiration or other termination of awards under the Prior Plans and Individual Arrangements). The amendment to the 2005 Plan is therefore necessary to ensure that enough shares will be available for the issuance of stock awards so as to incentivize and retain key employees of the Company, which can assist in maximizing the full potential of stockholder value.

Accordingly, stockholders are requested to approve the amendment to the 2005 Plan to increase by 1,750,000 the maximum number of shares of Pinnacle Common Stock that may be issued or subject to awards under the 2005 Plan, to increase the maximum number of awards under the 2005 Plan that may be issued as incentive stock options from 3,000,000 to 4,750,000 shares and to make other technical amendments, including removal of the changes made by the Aztar Amendment.

Required Vote

Affirmative votes representing a majority of the votes cast "FOR," "AGAINST" or "ABSTAIN" with respect to the proposal in person or by proxy and entitled to vote at the Annual Meeting will be required to approve this proposal, provided that the total votes cast on the proposal represent more than 50% of all shares entitled to vote on the proposal. According to NYSE rules, a vote to "ABSTAIN" on the proposal will be considered as a vote cast with respect to such matter, and will have the same effect as a vote "AGAINST" the proposal. Broker non-votes will have no effect on the proposal, unless the votes otherwise cast constitute less than over 50% of all shares entitled to vote on the proposal.

New Plan Benefits

For 2008, the dollar value of awards under the 2005 Plan are not currently determinable because such amounts are dependent on the Company's future performance and future grants which have not yet been determined.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE 2005 EQUITY AND PERFORMANCE INCENTIVE PLAN.

Purpose of the 2005 Plan

The Board of Directors believes that the 2005 Plan as proposed to be amended is necessary to ensure that the Company maintains the ability in the future to continue to attract and retain highly qualified officers and other employees by providing adequate incentives through the issuance of stock options, stock appreciation rights, restricted stock, other stock unit awards and performance awards. The 2005 Plan as proposed to be amended will also permit the award of other stock unit awards or performance awards payable in cash or shares, or the award of restricted stock with restrictions lapsing on the attainment of performance goals, to certain executive officers of the Company which will qualify as "performance based" compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), as discussed below.

Status of Prior Plans and Individual Arrangements

Upon the approval of the 2005 Plan at the 2005 Annual Meeting, the Company canceled the Prior Plans, so that no further grants or awards will be made under the Prior Plans. However, grants and awards made under the Prior Plans before their cancellation continue to be in effect. In addition, the Individual Arrangements granted to Messrs. Lee and Capp concurrently with their hiring in 2002 and 2003, respectively, continue to be in effect.

Summary of the 2005 Plan

The following is a summary of the key provisions of the 2005 Plan, assuming that stockholders approve this Proposal 2. This summary does not purport to be a complete description of all the provisions of the 2005 Plan, and it is qualified in its entirety by reference to the full text of the 2005 Plan. A copy of the 2005 Plan is attached as Appendix B to this Proxy Statement. Any stockholder who desires to obtain a copy of the 2005 Plan may do so by written request to the Secretary of the Company, at 3800 Howard Hughes Parkway, Las Vegas, Nevada 89169.

Shares Subject to the 2005 Plan

Up to an aggregate of 4,750,000 (assuming that this Proposal 2 is approved by the stockholders) shares of Pinnacle Common Stock, plus any shares subject to awards granted under the Prior Plans and Individual Arrangements which are forfeited, expire or otherwise terminate without issuance of Shares, or are settled for cash or otherwise do not result in the issuance of Shares, on or after the effective date of the 2005 Plan, are authorized for issuance under the 2005 Plan. However, the maximum number of awards under the 2005 Plan that may be issued as ISOs (as defined below) will be 4,750,000 shares (assuming that this Proposal 2 is approved by the stockholders). Any shares that are subject to awards of options or stock appreciation rights shall be counted against this limit as one share for every one share granted. Any shares that are subject to awards other than options or stock appreciation rights (including shares delivered on the settlement of dividend equivalents) shall be counted against this limit as 1.4 shares for every one share granted. The aggregate number of shares available under the 2005 Plan and the number of shares subject to outstanding options will be increased or decreased to reflect any changes in the outstanding Pinnacle Common Stock by reason of any recapitalization, spin-off, reorganization, reclassification, stock dividend, stock split, reverse stock split or similar transaction.

If any shares subject to an award under the 2005 Plan or to an award under the Prior Plans or Individual Arrangements are forfeited, expire or are terminated without issuance of such shares, or are settled for cash or otherwise do not result in the issuance of such shares, the shares shall again be available for awards under the 2005 Plan. Any shares that again become available for grant shall be added back as one share if such shares were subject to options or stock appreciation rights granted under the 2005 Plan or options or stock appreciation rights granted under the Prior Plans or Individual Arrangements, and as 1.4 shares if such shares were subject to awards other than options or stock appreciation rights granted under the 2005 Plan. Shares which are received or withheld by the Company to satisfy tax liabilities arising from the grant or exercise of an option or award, or as a result of the use of shares to pay the option price, shall not again be available to awards under the 2005 Plan.

In assessing compensation and establishing the Company's equity and performance based plans, the Compensation Committee will take into account measures used within the industry that it finds to be in the best interests of the Company. The Compensation Committee will also consider guidance regarding compensation that is or becomes available from stockholder rights organizations and similar external sources.

Eligibility and Participation

All employees (including officers), directors, and consultants of the Company or any subsidiary are eligible for selection to receive awards under the 2005 Plan, subject to the following restrictions: (1) no ISO may be granted to any person who, at the time of grant, is not an employee of the Company or any subsidiary, and (2) no participant may be granted options or stock appreciation rights during any 12-month period with respect to more than 1,500,000 shares, (3) no participant may be granted restricted stock, performance awards and/or other stock unit awards that are denominated in shares in any 12-month period with respect to more than 750,000 shares, and (4) the maximum dollar value payable to any participant in any 12-month period with respect to performance awards and/or other stock unit awards that are valued with reference to cash or property other than shares is $2,500,000 (excluding awards denominated by reference to a number of shares). The share limitations set forth above are subject to adjustment in the event of a reorganization, spin-off, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or similar transaction during any fiscal year of the Company or portion thereof. If an option or stock appreciation right expires or terminates for any reason without having been exercised in full, or if any award is cancelled, the unpurchased shares subject to that expired or terminated option or stock appreciation right or cancelled award continue to be counted against the maximum number of shares for which options or stock appreciation rights or other awards may be granted to a participant during a 12-month period. Subject to such limitations, an individual who has been granted an option or stock appreciation right or other award may, if such individual is otherwise eligible, be granted additional options or stock appreciation rights or other awards as the Compensation Committee may determine.

Administration of the 2005 Plan

The 2005 Plan shall be administered by the Compensation Committee of the Board of Directors consisting of two or more directors of the Company who are both (a) "non-employee directors" within the meaning of Rule 16b-3 of the Exchange Act, and (b) "outside directors" within the meaning of Section 162(m) of the Code. The Compensation Committee has extremely broad discretion and power in interpreting and operating the 2005 Plan and in determining the employees, directors and consultants who shall be participants, and the terms of individual options, stock appreciation rights, restricted stock, other stock unit awards, performance awards, and dividend equivalents. To the extent permitted by applicable law, the Compensation Committee may delegate to one or more directors or officers the authority to grant awards to employees or officers who are not directors, "covered employees" whose compensation is subject to the limits of Section 162(m) of the Code, or officers subject to the short-swing rules of Section 16 of the Exchange Act. For a description of the limitation on deductibility under Section 162(m) of the Code for compensation paid to certain executive officers, see "—Federal Income Tax Matters—$1,000,000 Limit on Deductible Compensation."

Types of Awards

Awards under the 2005 Plan may consist of options, stock appreciation rights, restricted stock, other stock unit awards, performance awards or dividend equivalents. The nature of each of such types of awards is discussed below. Each award will be made by an award agreement whose form and content shall be determined by the Compensation Committee in its discretion, consistent with the provisions of the 2005 Plan. The terms of award agreements for a particular type of award need not be uniform.

Type of Options

Two types of options may be granted under the 2005 Plan: options intended to qualify as incentive stock options ("ISOs") under Section 422 of the Code, and options not so qualified for favorable federal income tax treatment ("NSOs").

Stock Appreciation Rights

The Compensation Committee, in its discretion, may also issue stock appreciation rights to employees, consultants and directors of the Company. A stock appreciation right is a right to receive a payment based on the increase in the fair market value of a share after the date of grant. The Compensation Committee may determine, in its discretion, that a stock appreciation right will be paid out in cash or in shares on its exercise. The number of shares that may be issued on the exercise of a stock appreciation right shall be determined by dividing: (a) the total number of shares as to which the stock appreciation right is exercised, multiplied by the amount by which the fair market value of one share on the exercise date exceeds the fair market value of one share on the date of grant of the stock appreciation right, by (b) the fair market value of one share on the exercise date; provided, however, that fractional shares shall not be issued and in lieu thereof, a cash adjustment shall be paid. In lieu of issuing shares on the exercise of a stock appreciation right, the Compensation Committee may in its sole discretion elect to pay the cash value of such shares. The Compensation Committee will not, however, take any action regarding a stock appreciation right, or otherwise under the 2005 Plan, that could subject a participant to a penalty tax under Section 409A of the Code.

Restricted Stock

The Compensation Committee, in its discretion, may also grant awards of restricted stock to participants. Restricted stock shall be shares granted or sold to a participant that are subject to vesting restrictions based on continued employment or attainment of performance goals.

Other Stock Unit Awards

The Compensation Committee, in its discretion, may grant other stock unit awards, which are awards valued in whole or part by reference to, or otherwise based on, shares. Other stock unit awards shall be subject to such conditions and restrictions as may be determined by the Compensation Committee, and may be payable in the form of cash or shares.

Performance Awards and Code Section 162(m) Provisions

The Compensation Committee, in its discretion, may issue performance awards to participants, the payment of which will be determined by the achievement of performance goals over a performance period. Upon the grant of a performance award, the Compensation Committee shall determine the relevant performance goals and the performance period. The performance based award provisions of the 2005 Plan permit the Company to grant performance awards to executive officers of the Company whose compensation is subject to the deductibility limit of Section 162(m) of the Code that will qualify as "performance based" compensation and that will thus be deductible without regard to the deductibility limit. Similarly, these provisions of the 2005 Plan permit the Company to provide that the vesting of restricted stock, and the vesting or payment of any other stock unit award, granted to such an executive officer will be subject to the achievement of the objective performance goals over a performance period, and thus satisfy the requirements to be "performance based" compensation which is deductible without regard to the deductibility limit. The Compensation Committee may also grant awards that are not "performance based," and that will be subject to the deductibility limit of Section 162(m), if it determines that such awards are in the best interests of the Company.

The performance goals shall be based on the attainment of specified levels, or growth, of one or any combination of the following: net sales; pretax income before allocation of corporate overhead and bonus; earnings per share; net income; division, group or corporate financial goals; return on stockholders' equity; return on assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the shares or any other publicly-traded securities of the Company; market share; gross profits; earnings before taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; economic value-added models; comparisons with various stock market indices; reductions in costs; and/or return on invested capital of the Company or any affiliate, division or business unit of the Company for or within which the participant is primarily employed. Such performance goals also may be based solely by reference to the Company's performance or the performance of an affiliate, division or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. In setting performance goals, the Compensation Committee may specify objective adjustments to any of the foregoing measures for items that it determines will not properly reflect the Company's financial performance for these purposes, such as the write-off of debt issuance costs, pre-opening and development costs, gain or loss from asset dispositions, asset or other impairment charges, litigation settlement costs, and other non-routine items that the Compensation Committee foresees may occur during the performance period. The Compensation Committee may also exclude the impact of an event or occurrence which the Compensation Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, and charges for extraordinary items, (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (c) a change in accounting standards required or recommended by generally accepted accounting principles.

The performance period shall be determined by the Compensation Committee, but shall not be shorter than six months nor longer than five years.

Performance awards will generally be paid only after the end of the relevant performance period, and may be paid in cash, shares, other property, or any combination thereof, in the sole discretion of the Compensation Committee at the time of payment.

In the case of any performance awards, restricted stock, or other stock unit award that is intended to constitute "performance based" compensation, the performance goals and other terms and conditions of the award will be set by the Compensation Committee within the time prescribed by Section 162(m) and the regulations thereunder. If the performance period is 12 months or longer, such performance goals must be set by the Compensation Committee within the first 90 days of the performance period.

The Compensation Committee may adjust downward, but not upward, the amount payable to any executive officer of the Company under any award that is intended to constitute "performance based" compensation under Section 162(m). The Compensation Committee may not waive the achievement of the applicable performance goals under Section 162(m), except in the case of death or disability of the participant, or the occurrence of a change in control of the Company.

Before the vesting, payment, settlement or lapsing of any restrictions with respect to any award that is intended to constitute "performance based" compensation under Section 162(m), the Compensation Committee shall certify in writing that the applicable performance criteria have been achieved to the extent necessary for such award to qualify as "performance based" compensation within the meaning of Section 162(m).

The Compensation Committee shall have the power to impose such other restrictions on awards intended to constitute "performance based" compensation as it may deem necessary or appropriate to ensure that such awards satisfy all requirements to constitute "performance based" compensation within the meaning of Section 162(m), or which are not inconsistent with such requirements.

Unless affirmative votes representing a majority of the votes cast under applicable law or rules approve the continuation of the "performance based" compensation provisions of the 2005 Plan at the first duly constituted meeting of the stockholders of the Company that occurs in the fifth year following the later of i) effective date of the 2005 Plan or ii) the then most recent re-approval of the "performance based" compensation provisions of the 2005 Plan, no awards other than stock options or stock appreciation rights shall be made under the 2005 Plan following the date of such meeting to executive officers of the Company whose compensation is subject to the deduction limit of Section 162(m). Under currently applicable law or rules, to be duly constituted, a majority of the shares of capital stock outstanding and entitled to vote would have to be present in person or by proxy at the meeting at which stockholders vote to approve the continuation of the "performance based" compensation provisions of the 2005 Plan.

Dividend Equivalents

The Compensation Committee, in its sole discretion, may determine that a participant who receives an award will also be entitled to receive, currently or on a deferred basis, cash, stock or other property dividends, or cash payments in amounts equivalent to stock or other property dividends on shares ("dividend equivalents") with respect to the number of shares covered by the award. The Compensation Committee may also provide that such amounts (if any) shall be deemed to have been reinvested in additional shares or otherwise reinvested. In the event of a recapitalization, reorganization, spin-off, reclassification, stock dividend, stock split, reverse stock split or similar transaction, the Compensation Committee may, in its discretion, make an appropriate adjustment to dividend equivalents.

Option and Other Award Price

The purchase price for shares covered by each option shall not be less than 100% of the fair market value of such shares on the date of grant, but if an ISO is granted to a 10% stockholder of the Company or its subsidiaries (measured by ownership of voting power), the purchase price of an ISO shall not be less than 110% of the fair market value of such shares on the date of grant. The base price for a stock appreciation right shall not be less than 100% of the fair market value of shares as of the date of grant. The Compensation Committee, in its discretion, may determine the purchase price, if any, for restricted stock, other stock unit awards, and performance awards.

Exercisability of Options and Stock Appreciation Rights; Vesting of Restricted Stock and Other Awards

The Compensation Committee shall determine when and under what conditions any option or stock appreciation right shall become exercisable and when restricted stock, other stock unit awards, and performance awards shall become vested. However, there is a limit on the number of options that become exercisable for the first time in any year that can be ISOs. In any year, the options that become exercisable for the first time can be treated as ISOs only to the extent that the aggregate fair market value of shares of Pinnacle Common Stock (with such fair market value determined as of the date of grant of the options) covered by the options does not exceed $100,000. Any options that first become exercisable in the year in excess of this limit shall be treated as NSOs. The purchase price of shares on the exercise of an option shall be paid in full at the time of exercise in cash or by check payable to the order of the Company, or, subject to the approval of the Compensation Committee and subject to applicable law, by the delivery of shares of Pinnacle Common Stock already owned by the participant, through a "broker's" exercise involving the immediate sale or pledge of shares with a value sufficient to pay the exercise price, or by any other method permitted by applicable law. The Compensation Committee shall determine, in its discretion, the form of any payment for restricted stock, other stock unit awards, and performance shares.

Duration of Options and Stock Appreciation Rights

Each option or stock appreciation right shall expire on the date specified by the Compensation Committee, but not later than 10 years from the date of grant. ISOs granted to 10% stockholders of the Company (measured by ownership of voting power) shall expire not later than five years from the date of grant.

No Repricing

The Compensation Committee has no authority to reprice any option, to reduce the base price of any stock appreciation right, or cancel any option when the fair market value of shares is less than the option's exercise price per share.

Termination of Employment; Death or Disability

If a participant ceases to be employed by the Company or any of its subsidiaries for any reason other than termination for cause, death or permanent disability, the participant's options that were vested and exercisable shall remain exercisable until the end of the original term or for a maximum period of 90 days after the termination of employment, whichever is earlier (unless otherwise determined by the Compensation Committee in an individual option agreement or otherwise). If a participant dies or becomes permanently disabled, the participant's vested and unvested options shall be exercisable for the remainder of their original term or for 36 months after the date of death or permanent disability, whichever is earlier (unless otherwise determined by the Compensation Committee in an individual award agreement or otherwise). After a participant's death, options may be exercised by the person or persons to whom the participant's rights pass by will or the laws of descent and distribution. Unless the Compensation Committee determines otherwise in its discretion, similar rules shall apply to stock appreciation rights. The treatment of each award of restricted stock, other stock unit award, or performance award on the termination of employment, death, or disability of the participant shall be determined by the Compensation Committee in its discretion. If a participant's employment is terminated for cause, all of his or her awards may be immediately terminated and canceled, in the Compensation Committee's discretion.

Certain Corporate Transactions

Upon the happening of a merger, reorganization or sale of substantially all of the assets of the Company or other change of control events specified in the 2005 Plan, the Compensation Committee may, in its sole discretion, do one or more of the following: (i) shorten the period during which options and stock appreciation rights are exercisable (provided they remain exercisable for at least 30 days after the date notice of such shortening is given to the participants); (ii) accelerate any vesting schedule to which an option, stock appreciation right, restricted stock, other stock unit award or performance award is subject; (iii) arrange to have the surviving or successor entity or any parent entity thereof assume the restricted stock, other stock unit awards, stock appreciation rights or options or grant replacement options or stock appreciation rights with appropriate adjustments in the option prices and adjustments in the number and kind of securities issuable upon exercise; (iv) cancel options upon payment to the participants in cash of an amount that is the equivalent of the excess of the fair market value of the Pinnacle Common Stock (at the effective time of the merger, reorganization, sale or other event) over the exercise price of the option to the extent the options are vested and exercisable, and cancel stock appreciation rights by paying the value thereof; or (v) make any other modification or adjustment that the Compensation Committee deems appropriate and fair in its discretion. The Compensation Committee may also provide for one or more of the foregoing alternatives in any particular award agreement.

Rights as a Stockholder

The recipient of an option or stock appreciation right will have no rights as a stockholder with respect to shares of Pinnacle Common Stock covered by an option or stock appreciation right until the date such recipient becomes a holder of record of such shares, unless the Compensation Committee, in its discretion, elects to grant the participant dividend equivalent rights in connection with such option or stock appreciation right. The recipient of restricted stock or of an other stock unit award will generally have all the rights of a stockholder with respect to the shares of Pinnacle Common Stock issued pursuant to such award, including the right to vote such shares, but any dividends and distributions with respect to such shares will generally be subject to the same vesting restrictions, if any, as the underlying shares.

Assignability of Options, Stock Appreciation Rights and Other Awards

An ISO granted under the 2005 Plan shall, by its terms, be non-transferable by the participant, either voluntarily or by operation of law, other than by will or the laws of descent and distribution, and shall be exercisable during the participant's lifetime only by him or her. Any award issued under the 2005 Plan other than an ISO shall be nontransferable by the participant, either voluntarily or by operation of law, other than by will or the laws of descent and distribution, except as the Compensation Committee may determine in its discretion. With the consent of the Compensation Committee, an award under the 2005 Plan other than an ISO may be assigned, in whole or in part, during the participant's lifetime by gift to one or more members of the participant's immediate family or to a trust for their benefit.

Duration, Termination and Amendment of the 2005 Plan

The 2005 Plan became effective on the date of its adoption by the Board on April 1, 2005. The 2005 Plan shall continue in effect for 10 years thereafter. The Board of Directors, however, may suspend or terminate the 2005 Plan at any time. However, unless affirmative votes representing a majority of the votes cast under applicable law or rules approve the continuation of the "performance based" compensation provisions of the 2005 Plan at the first duly constituted meeting of the stockholders of the Company that occurs in the fifth year following the later of i) effective date of the 2005 Plan or ii) the then most recent re-approval of the "performance based" compensation provisions of the 2005 Plan, no awards other than options or stock appreciation rights shall be made under the 2005 Plan following the date of such meeting to executive officers of the Company whose compensation is subject to the deduction limit of Section 162(m). Under currently applicable rules, to be duly constituted, a majority of the shares of capital stock outstanding and entitled to vote would have to be present in person or by proxy at the meeting at which stockholders vote to approve the continuation of the "performance based" compensation provisions of the 2005 Plan. The suspension or termination of the 2005 Plan will generally not affect the validity of any option, stock appreciation right, restricted stock, other stock unit award, performance award or dividend equivalent outstanding on the date of termination.

The Board of Directors may also amend the 2005 Plan at any time, except that the Board of Directors will not amend the 2005 Plan in a way which violates Rule 16b-3 of the Exchange Act. The Board of Directors will not amend the 2005 Plan without obtaining stockholder approval to (a) increase the number of shares that may be the subject of awards under the 2005 Plan, (b) expand the types of awards available under the 2005 Plan, (c) materially expand the class of persons eligible to participate in the 2005 Plan, (d) amend any provision prohibiting the Compensation Committee from repricing options or taking similar action, (e) increase the maximum permissible term of any option, (f) amend the limits on grants of awards to any participant during a 12-month period, or (g) make any modification that requires stockholder approval under applicable law. Furthermore, no amendment of the 2005 Plan shall amend or impair any rights or obligations under any award theretofore granted under the 2005 Plan without the written consent of the holder of the affected award.

Federal Income Tax Matters

The following discussion of federal income tax consequences does not purport to be a complete analysis of all of the potential tax effects of the 2005 Plan. It is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. No information is provided with respect to persons who are not citizens or residents of the United States, or foreign, state or local tax laws, or estate and gift tax considerations. In addition, the tax consequences to a particular participant may be affected by matters not discussed above. ACCORDINGLY, EACH PARTICIPANT IS URGED TO CONSULT HIS OR HER TAX ADVISOR CONCERNING THE TAX CONSEQUENCES TO HIM OR HER OF THE 2005 PLAN, INCLUDING THE EFFECTS OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN THE TAX LAWS.

The 2005 Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is not qualified under Section 401(a) of the Code.

Non-Qualified Stock Options

Under current federal income tax law, the grant of an NSO has no tax effect on the Company or the participant. If the shares of Pinnacle Common Stock received on the exercise of an NSO are not subject to restrictions on transfer or risk of forfeiture, the exercise of the NSO will result in ordinary income to the participant equal to the excess of the fair market value of the shares at the time of exercise over the option price. The participant's tax basis in the shares will be equal to the option price plus the amount of ordinary income recognized upon the exercise of the option. Upon any subsequent disposition of the shares, any gain or loss recognized by the participant will be treated as capital gain or loss and will be long-term capital gain or loss if the shares are held for more than one year after exercise. At the time of recognition of ordinary income by the participant upon exercise, the Company will normally be allowed to take a deduction for federal income tax purposes in an amount equal to such recognized ordinary income.

If the shares received on the exercise of an NSO are subject to restrictions on transfer or risk of forfeiture (e.g., a vesting condition), different rules will apply, and the tax consequences will depend on whether the participant makes an election under Section 83(b) of the Code within 30 days after exercise of the option. If the participant does not make a Section 83(b) election, the participant will recognize ordinary income when the shares vest in an amount equal to the excess of the fair market value on the date of vesting over the exercise price. In that case, the participant's basis in the shares will be the fair market value of the shares on the date of vesting, and the participant's holding period will begin on the date of vesting. Upon any later disposition of the shares, any gain or loss that the participant recognizes will be capital gain or loss, and will be long-term capital gain or loss if the participant holds the shares more than one year after vesting. The Company will be allowed a deduction for federal income tax purposes when the shares vest equal to the amount of ordinary income the participant recognizes.

On the other hand, if the participant makes a Section 83(b) election, the participant will recognize ordinary income at the time of exercise equal to the excess of the fair market value on the date of exercise over the exercise price. The Company will be allowed a deduction for federal income tax purposes on the date of exercise equal to the amount of ordinary income he or she recognizes. The participant's basis in the shares will generally begin on the date of exercise, and the participant's basis in the shares will generally be the option price increased by the amount of ordinary income the participant recognized at the time of exercise. Upon any later disposition of the shares, any gain or loss that the participant recognizes will be capital gain or loss, and will be long-term capital gain or loss if the participant holds the shares more than one year after exercise. However, if the participant later forfeits the shares, the participant will recognize a capital loss equal to excess (if any) of the option price over any amount the participant receives from the Company on the forfeiture. In other words, if a participant makes the Section 83(b) election and thereby recognizes ordinary income on the date of exercise, the participant will receive no corresponding deduction or loss if the participant later forfeits the shares for the amount of ordinary income the participant recognized.

Incentive Stock Options

The federal income tax consequences associated with ISOs are generally more favorable to the participant and less favorable to the Company than those associated with NSOs. Under current federal income tax law, the grant of an ISO does not result in income to the participant or in a deduction for the Company at the time of the grant. Generally, the exercise of an ISO will not result in income for the participant if the participant does not dispose of the shares within two years after the date of grant or within one year after the date of exercise. If these requirements are met, the basis of the shares of Pinnacle Common Stock upon a later disposition will be the option price, any gain on the later disposition will be taxed to the participant as long-term capital gain, and the Company will not be entitled to a deduction. The excess of the market value on the exercise date over the option price is an adjustment to regular taxable income in determining alternative minimum taxable income, which could cause the participant to be subject to the alternative minimum tax, thereby in effect depriving the participant of the tax benefits of ISO treatment. If the participant disposes of the shares before the expiration of either of the holding periods described above (a "Disqualifying Disposition"), the participant will have compensation taxable as ordinary income, and the Company will normally be entitled to a deduction, equal to the lesser of (a) the fair market value of the shares on the exercise date minus the option price, or (b) the amount realized on the disposition minus the option price. If the price realized in any such Disqualifying Disposition of the shares exceeds the fair market value of the shares on the exercise date, the excess will be treated as long-term or short-term capital gain, depending on the participant's holding period for the shares.

Stock Appreciation Rights

A participant holding a stock appreciation right will recognize ordinary income on the exercise of the stock appreciation right equal to the amount of cash or the fair market value of the shares he or she receives on the exercise. The Company will receive a tax deduction in the same amount. Upon disposition of the shares acquired, the participant will recognize the appreciation or depreciation on the shares after the date of grant as either short-term or long-term capital gain or loss, depending on how long the shares have been held.

Other Awards

The taxation of an award other than an option or a stock appreciation right depends on whether or not it consists of restricted stock (i.e., stock subject to a vesting restriction based on continued employment or attainment of performance goals). If any other stock unit award or a performance award does not consist of restricted stock, and is not settled in restricted stock, the participant will recognize ordinary income on the receipt of cash or shares equal to the amount of cash, or the excess of the fair market value of the shares over the amount (if any) that the participant pays for the shares. The Company will receive a tax deduction in the same amount. Upon disposition of the shares acquired, the participant will recognize the appreciation or depreciation on the shares after the date of grant as either short-term or long-term capital gain or loss, depending on how long the shares have been held.

In general, no taxable income will be recognized by a participant at the time restricted stock is granted. Generally, on the date the restricted stock becomes vested, the participant will recognize ordinary income in an amount equal to the difference between the fair market value of the shares on the date the shares vest and the purchase price, and the Company will receive a tax deduction for the same amount. Upon disposition of the shares acquired, the participant will recognize the appreciation or depreciation on the shares after the date of vesting as either short-term or long-term capital gain or loss, depending on how long the shares have been held.

Alternatively, a participant may elect to make an election under Section 83(b) of the Code with respect to unvested shares. If a participant makes a Section 83(b) election with the Internal Revenue Service within 30 days from the date of grant, the participant will recognize ordinary income in an amount equal to the difference between the fair market value of the shares on the date of grant and the purchase price, and the Company will receive a tax deduction for the same amount. If the participant makes a timely Section 83(b) election, the participant will not recognize ordinary income when the shares vest. Upon disposition of the shares acquired, the participant will recognize the appreciation or depreciation on the shares after the date of grant as either short-term or long-term capital gain or loss, depending on how long the shares have been held. If the participant forfeits unvested shares, the participant will recognize a capital loss equal to the excess (if any) of the purchase price over any amount the participant receives from the Company on the forfeiture. Generally, if the participant makes a Section 83(b) election, and thereby recognizes ordinary income on the date of grant, the participant will receive no corresponding deduction or loss for the amount of ordinary income the participant recognized if the participant later forfeits any unvested shares.

$1,000,000 Limit on Deductible Non-Performance Based Compensation

Section 162(m) of the Code provides that any publicly-traded corporation will be denied a deduction for compensation paid to certain executive officers to the extent that the compensation exceeds $1,000,000 per officer per year. However, the deduction limit does not apply to "performance based" compensation, as defined in Section 162(m). Compensation is performance based compensation if (i) the compensation is payable on account of the attainment of one or more performance goals; (ii) the performance goals are established by a compensation committee of the Board of Directors of directors consisting of "outside directors"; (iii) the material terms of the compensation and the performance goals are disclosed to and approved by the stockholders in a separate vote; and (iv) the compensation committee certifies that the performance goals have been satisfied. The Company believes that, since the stockholders have approved the 2005 Plan, the stock options and stock appreciation rights granted thereunder will satisfy the requirements to be treated as performance based compensation, and accordingly will not be subject to the deduction limit of Section 162(m) of the Code. As discussed above, the performance based award provisions of the 2005 Plan permit the Company to grant performance awards to executive officers of the Company whose compensation is subject to the deductibility limit of Section 162(m) of the Code that will qualify as "performance based" compensation, and to provide that the vesting of restricted stock, and the vesting or payment of any other stock unit award, granted to such an executive officer will be subject to the achievement of the objective performance goals over a performance period, and thus satisfy the requirements to be "performance based" compensation. The Compensation Committee may also grant awards that are not "performance based," and that will be subject to the deductibility limit of Section 162(m), if it determines that such awards are in the best interests of the Company.

Excess Parachute Payments

Under Section 4999 of the Code, certain officers, stockholders, or highly-compensated individuals ("Disqualified Individuals") will be subject to an excise tax (in addition to federal income taxes) of 20% of the amount of certain "excess parachute payments" which they receive as a result of a change in control of the Company. Furthermore, Section 280G of the Code prevents the Company from taking a deduction for any "excess parachute payments." The cash out or acceleration of the vesting of stock options, stock appreciation rights, restricted stock, other stock unit awards or performance awards upon a change of control may cause the holders of such stock options, stock appreciation rights, restricted stock, other stock unit awards and performance awards who are Disqualified Individuals to recognize certain amounts as "excess parachute payments" on which they must pay the 20% excise tax, and for which the Company will be denied a tax deduction.

Section 409A Considerations

Section 409A of the Code imposes certain additional taxes on an employee or service provider who receives "deferred compensation" that does not comply with the requirements of Section 409A. The Company believes that stock options, stock appreciation rights, and restricted stock granted under the 2005 Plan will not constitute "deferred compensation" within the meaning of Section 409A. The Company also believes that other awards under the 2005 Plan that are payable within a limited period of time after vesting will not constitute "deferred compensation" within the meaning of Section 409A. The Company intends that awards under the 2005 Plan that constitute "deferred compensation" within the meaning of Section 409A will have terms that conform with the requirements of Section 409A, so that persons who receive such awards will not be subject to additional taxes under Section 409A.

Special Rules; Withholding of Taxes

Special tax rules may apply to a participant who is subject to Section 16 of the Exchange Act. Other special tax rules will apply if a participant exercises a stock option by delivering shares of Pinnacle Common Stock which he or she already owns, or through a "broker's exercise."

The Company may take whatever steps the Compensation Committee deems appropriate to comply with any applicable withholding tax obligation in connection with the exercise of an option or stock appreciation right or the grant or vesting of restricted stock, other stock unit awards, or performance awards, including requiring any participant to pay the amount of any applicable withholding tax to the Company in cash. The Compensation Committee may, in its discretion, authorize "cashless withholding."

PROPOSAL 3

RE-APPROVAL OF THE "PERFORMANCE-BASED" COMPENSATION PROVISIONS OF THE 2005 EQUITY AND PERFORMANCE INCENTIVE PLAN TO COMPLY WITH THE REQUIREMENTS OF SECTION 162(M) OF THE INTERNAL REVENUE CODE

(Item No. 3 on Proxy Card)

Background

In 2005, the Board of Directors adopted and the stockholders approved the Company's 2005 Equity and Performance Incentive Plan. The 2005 Plan is intended to comply with Section 162(m) of the Code and the regulations promulgated thereunder, resulting in the tax deductibility of amounts payable under the 2005 Plan to the Chief Executive Officer or other named executive officers whose compensation is reported in this Proxy Statement as "performance-based" compensation. In order to extend the time during which amounts payable to the Chief Executive Officer or other named executive officers whose compensation is reported in this Proxy Statement continue to be characterized as "performance-based" compensation, the Company is submitting the "performance-based" compensation provisions of the 2005 Plan to its stockholders for re-approval. Continued compliance with Section 162(m) of the Code results in the tax deductibility of related compensation expense to the Chief Executive Officer or other named executive officers whose compensation is reported in this Proxy Statement for the Company.

Section 162(m) denies to a publicly-held corporation a deduction from taxable income for covered compensation in excess of $1,000,000 paid in any taxable year to the Chief Executive Officer or other named executive officers whose compensation is reported in this Proxy Statement. Covered compensation does not include amounts payable upon the attainment of performance targets established by a compensation committee consisting solely of outside directors if the material terms of the compensation are approved by the company's stockholders. If the compensation committee has the authority to change the performance targets, the "performance-based" compensation provisions must be re-approved at least once every five years. Therefore, the 2005 Plan provides that unless affirmative votes representing a majority of the votes cast under applicable law approve the continuation of the "performance-based" compensation provisions of the 2005 Plan on or before the first duly constituted meeting of the stockholders of the Company that occurs in the fifth year following the effective date of the 2005 Plan, no awards other than stock options or stock appreciation rights shall be made under the 2005 Plan following the date of such meeting to executive officers of the Company whose compensation is subject to the deduction limit of Section 162(m). There have been no material changes to the "performance-based" compensation provisions set forth in the 2005 Plan; however, it has been three years since the Company's stockholders initially approved the 2005 Plan. For this reason, the Company is submitting the "performance-based" compensation provisions of the 2005 Plan for re-approval by its stockholders.

The five year re-approval requirement does not apply to stock options and stock appreciation requirements, which can qualify as "performance-based" compensation under Section 162(m) if they meet certain requirements. We believe that the stock options and stock appreciation rights granted under the 2005 Plan meet the requirements to be treated as "performance-based" compensation, and accordingly will not be subject to the deduction limit of Section 162(m), whether or not the stockholders re-approve the "performance-based" compensation provisions of the 2005 Plan.

Proposal

The re-approval of the "performance-based" compensation provisions contained in Article X of the 2005 Plan will allow the Company to continue to award incentives with meaningful performance milestones that will qualify as "performance-based" compensation under Section 162(m) of the Code. Awards which so qualify will not be subject to the $1,000,000 per person limitation on the income tax deductibility of compensation paid to certain executive officers that would otherwise be imposed under Section 162(m) of the Code.

If this proposal regarding the re-approval of the "performance-based" compensation provisions of the 2005 Plan does receive the affirmative votes representing a majority of the votes cast under applicable law, no awards other than stock options or stock appreciation rights shall be made under the 2005 Plan following the date of the first duly. constituted meeting of the stockholders of the Company that occurs in the fifth year following the most recent re-approval of the "performance-based" provisions of the 2005 Plan to executive officers of the Company whose compensation is subject to the deduction limit of Section 162(m). If this proposal does not receive the affirmative votes representing a majority of the votes cast under applicable law, no awards other than stock options or stock appreciation rights shall be made under the 2005 Plan following the date of the first duly constituted meeting of the stockholders of the Company that occurs in the fifth year following the initial effective date of the 2005 Plan to executive officers of the Company whose compensation is subject to the deduction limit of Section 162(m). In short, re-approval of performance based compensation provisions of the 2005 Plan will extend by three years the time during which the Company can make awards other than stock options or stock appreciation rights under the 2005 Plan to executive officers of the Company whose compensation is subject to the deduction limit of Section 162(m) and receive tax deductions appurtenant thereto before having to seek stockholder re-approval again.

Required Vote

Affirmative votes representing a majority of the votes cast "FOR," "AGAINST" or "ABSTAIN" with respect to the proposal in person or by proxy and entitled to vote at the Annual Meeting will be required to approve this proposal, provided that the total votes cast on the proposal represent more than 50% of all shares entitled to vote on the proposal. According to NYSE rules, a vote to "ABSTAIN" on the proposal will be considered as a vote cast with respect to such matter, and will have the same effect as a vote "AGAINST" the proposal. Broker non-votes will have no effect on the proposal, unless the votes otherwise cast constitute less than over 50% of all shares entitled to vote on the proposal.

New Plan Benefits

For 2008, the dollar value of awards under the 2005 Plan are not currently determinable because such amounts are dependent on the Company's future performance and future grants which have not yet been determined.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RE-APPROVAL OF THE "PERFORMANCE-BASED" COMPENSATION PROVISIONS OF THE 2005 EQUITY AND PERFORMANCE INCENTIVE PLAN TO COMPLY WITH THE REQUIREMENTS OF SECTION 162(M) OF THE INTERNAL REVENUE CODE.

Performance Goals and 2005 Plan Information

The Compensation Committee, in its discretion, may issue performance awards to participants, the payment of which will be determined by the achievement of performance goals over a performance period. Upon the grant of a performance award, the Compensation Committee shall determine the relevant performance goals and the performance period.

As was the case when stockholders initially approved the 2005 Plan, the performance goals shall be based on the attainment of specified levels, or growth, of one or any combination of the following: net sales; pretax income before allocation of corporate overhead and bonus; earnings per share; net income; division, group or corporate financial goals; return on stockholders' equity; return on assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the shares or any other publicly-traded securities of the Company; market share; gross profits; earnings before taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; economic value-added models; comparisons with various stock market indices; reductions in costs, and/or return on invested capital of the Company or any affiliate, division or business unit of the Company for or within which the participant is primarily employed. Such performance goals also may be based solely by reference to the Company's performance or the performance of an affiliate, division or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. In setting performance goals, the Compensation Committee may specify objective adjustments to any of the foregoing measures for items that it determines will not properly reflect the Company's financial performance for these purposes, such as the write-off of debt issuance costs, pre-opening and development costs, gain or loss from asset dispositions, asset or other impairment charges, litigation settlement costs, and other non-routine items that the Compensation Committee foresees may occur during the performance period. The Compensation Committee may also exclude the impact of an event or occurrence which the Compensation Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, and charges for extraordinary items, (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (c) a change in accounting standards required or recommended by generally accepted accounting principles.

The performance period shall be determined by the Compensation Committee, but shall not be shorter than six months nor longer than five years.

Performance awards will generally be paid only after the end of the relevant performance period, and may be paid in cash, shares, other property, or any combination thereof, in the sole discretion of the Compensation Committee at the time of payment.

The Compensation Committee may adjust downward, but not upward, the amount payable to any executive officer of the Company under any award that is intended to constitute "performance-based" compensation. The Compensation Committee may not waive the achievement of the applicable performance goals, except in the case of death or disability of the participant, or the occurrence of a change in control of the Company.

Before the vesting, payment, settlement or lapsing of any restrictions with respect to any award that is intended to constitute "performance-based" compensation, the Compensation Committee shall certify in writing that the applicable performance criteria have been achieved to the extent necessary for such award to qualify as "performance-based" compensation within the meaning of Section 162(m) of the Code.

The Compensation Committee shall have the power to impose such other restrictions on awards intended to constitute "performance-based" compensation as it may deem necessary or appropriate to ensure that such awards satisfy all requirements to constitute "performance-based" compensation within the meaning of Section 162(m), or which are not inconsistent with such requirements.

Unless affirmative votes representing a majority of the votes cast under applicable law or rules approve the continuation of the "performance-based" compensation provisions of the 2005 Plan on or before the first duly constituted meeting of the stockholders of the Company that occurs in the fifth year following the effective date of the 2005 Plan or at the first duly constituted meeting of the stockholders of the Company that occurs in the fifth year following the re-approval of the "performance-based" compensation provisions of the 2005 Plan, no awards other than stock options or stock appreciation rights shall be made under the 2005 Plan following the date of such meeting to executive officers of the Company whose compensation is subject to the deduction limit of Section 162(m). Under currently applicable law or rules, to be duly constituted, a majority of the shares of capital stock outstanding and entitled to vote would have to be present in person or by proxy at the meeting at which stockholders vote to approve the continuation of the "performance-based" compensation provisions of the 2005 Plan.

This summary description of the 2005 Plan is qualified by reference to the summary description of the 2005 Plan in Proposal 2 above and to the 2005 Plan, a copy of which is attached to this Proxy Statement in Appendix B.

PROPOSAL 4

APPROVAL OF AMENDMENT TO AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN (Item No. 4 on Proxy Card)

Background

In 1991, the Board of Directors adopted and the stockholders approved the Company's Amended and Restated Directors Deferred Compensation Plan. The Directors Plan permits each director of the Company to elect to defer receipt of all or a portion of his compensation in his capacity as a director, and to receive such deferred compensation either in the form of cash or in the form of shares of Pinnacle Common Stock. The Directors Plan was last amended in May 1999 to increase the number of shares that are issuable under the Directors Plan. The Directors Plan currently provides for the issuance of up to 275,000 shares of Pinnacle Common Stock to directors of the Company. As of March 27, 2008, 231,409 shares of Common Stock had been allocated to the directors' accounts under the Directors Plan. Accordingly, the Board of Directors has determined that it is in the best interest of the Company to replenish the number of shares that may be granted under the Directors Plan.

The Company is also making amendments to the Directors Plan in order to replace references to "Hollywood Park," the Company's former name, with Pinnacle Entertainment, Inc.

Proposal

The terms of the Directors Plan, as currently in effect, are described below under "Summary of the Directors Plan." The Directors Plan is attached in this Proxy Statement as Appendix C and reflects the proposed amendment to the Directors Plan. The proposed amendment to the Plan would increase the number of shares of Common Stock that may be issued under the plan by 50,000 shares.

The Board of Directors believes that the proposed amendment to the Directors Plan will enhance the Company's ability to attract and retain persons of outstanding competence to serve as directors by allowing, at each director's election, to receive payment of all or a portion of their compensation in the form of shares of Pinnacle Common Stock and by giving them an increased stake in the Company and its future.

Accordingly, stockholders are requested to approve the amendment to the Directors Plan to increase the maximum number of shares of Pinnacle Common Stock that may be issued under the Directors Plan to 325,000 and to make amendments to the Directors Plan to replace references to the Company's former name with Pinnacle Entertainment, Inc.

Required Vote

Affirmative votes representing a majority of the votes cast "FOR," "AGAINST" or "ABSTAIN" with respect to the proposal in person or by proxy and entitled to vote at the Annual Meeting will be required to approve this proposal, provided that the total votes cast on the proposal represent more than 50% of all shares entitled to vote on the proposal. According to NYSE rules, a vote to "ABSTAIN" on the proposal will be considered as a vote cast with respect to such matter, and will have the same effect as a vote "AGAINST" the proposal. Broker non-votes will have no effect on the proposal, unless the votes otherwise cast constitute less than over 50% of all shares entitled to vote on the proposal.

New Plan Benefits

For 2008, the dollar value of awards under the Directors Plan are not currently determinable because such amounts are dependent on future compensation not yet earned by the directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN.

Summary of the Directors Plan

The following is a summary of the key provisions of the Directors Plan, assuming that stockholders approve this Proposal 4. This summary does not purport to be a complete description of all the provisions of the Directors Plan, and it is qualified in its entirety by reference to the full text of the Directors Plan. A copy of the Directors Plan is attached as Appendix C to this Proxy Statement. Any stockholder who desires to obtain a copy of the Directors Plan may do so by written request to the Secretary of the Company, at 3800 Howard Hughes Parkway, Las Vegas, Nevada 89169.

Term of Directors Plan

The amendment to the Directors Plan shall become effective upon stockholder approval of this Proposal 4 at the Annual Meeting, and the Directors Plan, as amended, will remain in effect until terminated by the Board of Directors of the Company.

Shares Subject to the Directors Plan

The Company shall not be required to reserve or otherwise set aside funds or shares of Pinnacle Common Stock for the payment of its obligations hereunder. The Company shall make available as and when required a sufficient number of shares of Pinnacle Common Stock to meet the needs of the Directors Plan. The shares to be issued under the Directors Plan are authorized and unissued shares or shares which have been reacquired by the Company.

The maximum number of shares of Pinnacle Common Stock that can be issued pursuant to the Directors Plan, if the amendment to the Directors Plan is approved, will be 325,000. This amount represents an increase from the 275,000 shares issuable under the current Directors Plan.

Eligibility and Participation

Participation in the Directors Plan is limited to directors of the Company. All such directors are eligible to participate, except for Mr. Lee who does not receive any separate compensation for his service as the Chairman of the Board. It is anticipated that the Company will have eight directors who are eligible to participate in the Directors Plan on the effective date of the amendment to the Directors Plan.

Administration of the Directors Plan

The Directors Plan shall be administered by the Board of Directors. The Board of Directors shall have the discretion and power to interpret provisions of the Directors Plan, to compute amounts to be credited to and distributed from directors' accounts under the Directors Plan, to prescribe, amend and rescind rules and regulations relating to the Directors Plan and to make all other determinations it deems necessary or advisable to administer the Directors Plan.

Deferred Compensation

Each director may elect to defer all or a portion of his or her compensation received in his or her capacity as a director. Such election must be made by each eligible director six months prior to the beginning of the calendar year for which such deferrals will apply. Such election will continue until the participating director terminates such election in writing and such termination shall take effect six months after such notice is given. Any such deferred compensation will be credited to a deferred compensation account, either in cash or in shares of Pinnacle Common Stock, at each director's election. As of the date the director's compensation would otherwise have been paid and depending on the director's election, the director's deferred compensation account will be credited with either (a) cash, (b) the number of full and/or fractional shares of Pinnacle Common Stock obtained by dividing the amount of the director's compensation which he or she elected to defer by the average of the closing price of Pinnacle Common Stock on the principal stock exchange on which Pinnacle Common Stock is listed (or, if the shares are not listed on a stock exchange, the NASDAQ National Market System) on the last ten business days of the calendar quarter or month for which such compensation is payable, or (c) a combination of (a) and (b).

All cash amounts credited to the director's deferred compensation account shall bear interest at an amount to be determined from time to time by the Board of Directors.

If a director has elected to allocate his or her deferred compensation to shares of Pinnacle Common Stock, such director's deferred compensation account shall be credited at the end of each calendar quarter with the number of full and/or fractional shares of Pinnacle Common Stock obtained by dividing the dividends which would have been paid on the shares credited to the director's deferred compensation account as of the dividend record date, if any, occurring during such calendar quarter if such shares had been issued and outstanding shares of Pinnacle Common Stock on such date, by the closing price of Pinnacle Common Stock on the principal stock exchange on which Pinnacle Common Stock is listed (or, if the shares are not listed on a stock exchange, the

NASDAQ National Market System) on the date such dividend(s) was paid. In addition, if the Company declares a dividend payable in shares of Pinnacle Common Stock, the director's deferred compensation account shall be credited at the end of each calendar quarter with the number of full and/or fractional shares of Pinnacle Common Stock which shares of Pinnacle Common Stock such director would have been entitled to if such shares had been issued and outstanding shares of Pinnacle Common Stock on the record date for such stock dividend(s).

However, the directors shall not have any interest in the cash and/or Pinnacle Common Stock credited to their deferred compensation accounts until distributed in accordance with the Directors Plan, and shall not have any voting rights with respect to such shares until shares credited to their deferred compensation accounts are distributed. The rights of a director to receive payments under the Directors Plan shall be no greater than the rights of an unsecured general creditor of the Company.

Deferred amounts under the Directors Plan shall be distributed, either in a lump-sum or in equal installments not to exceed 15 years at the participating director's election, in the calendar quarter immediately following cessation of the participating director's service as a director of the Company. If a director should die before all amounts credited under the Directors Plan shall have been paid, the unpaid balance in the participating director's account shall be paid promptly.

PROPOSAL 5

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
(Item No. 5 on Proxy Card)

The Audit Committee has appointed Deloitte & Touche LLP to audit the Company's consolidated financial statements for the 2008 fiscal year and to audit the Company's effectiveness of internal control over financial reporting as of December 31, 2008. This appointment is being presented to stockholders for ratification at the Annual Meeting. Stockholder ratification of the appointment of Deloitte & Touche LLP as the Company's independent auditors is not required by the Company's Restated Bylaws or otherwise. The Company is submitting the appointment of Deloitte & Touche LLP to stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether to retain Deloitte & Touche LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent audit firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting. They will have an opportunity to make statements if they desire and will be available to respond to appropriate questions.

Required Vote

The action of the Audit Committee in appointing of Deloitte & Touche LLP as the Company's independent auditors for the 2008 fiscal year will be ratified upon the approval by the affirmative vote of a majority of the votes cast "FOR" or "AGAINST" the proposal. Abstentions and broker non-votes will have no effect on the outcome of the vote on this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE 2008 FISCAL YEAR.

Audit and Related Fees

Fees Paid to Independent Auditor

The following table shows fees that the Company paid (or accrued) for professional services rendered by Deloitte & Touche LLP for fiscal years 2007 and 2006.

Fee Category	2007	2006
Audit Fees	$1,914,700	$1,558,454
Audit-Related Fees	0	0
Tax Fees	811,658	611,068
All Other Fees	0	0
Total All Fees	$2,726,358	$2,169,522

Audit Fees

Audit fees for 2007 and 2006 relate to professional services rendered by Deloitte & Touche LLP in connection with reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q, certain procedures in connection with registration statements and prospectus supplements and other offering documents, and the audit of the Company's financial statements and effectiveness of internal control over financial reporting (as required by the Sarbanes-Oxley Act).

Audit-Related Fees

Except as described above, Deloitte & Touche LLP did not bill any fees for, or provide to the Company, any assurance or related services (such as employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation) rendered in 2007 or 2006 that are reasonably related to the performance of the audit or review of the Company's financial statements.

Tax Fees

Fees billed for 2007 and 2006 relate to tax compliance and tax advice and planning services rendered by Deloitte & Touche LLP.

All Other Fees

Except as described above, Deloitte & Touche LLP did not bill the Company for any fees for, or deliver or render to the Company, any other products or services in 2007 or 2006.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted formal policies and procedures with regard to the approval of all professional services provided to the Company by Deloitte & Touche LLP. Below is a summary of the 2007 policies and procedures.

With regard to "Audit" services, in 2007, the Audit Committee pre-approved the proposed budget for Deloitte & Touche LLP's audit and Sarbanes-Oxley attestation of the Company's financial statements, plus up to an additional amount for audit services not included in the budget.

With regard to "Audit-Related" services, in 2007, the Audit Committee pre-approved the expenditure of up to a certain amount for services included on a pre-approved list. The Audit Committee's policy is to use Deloitte & Touche LLP only if these services more logically can be performed by the accounting firm than by other qualified accounting firms.

With regard to "Tax" services, in 2007, the Audit Committee pre-approved the expenditure of up to a certain amount for services included on a pre-approved list. The Audit Committee's policy is to use Deloitte & Touche LLP only if these services more logically can be performed by the accounting firm than by other qualified accounting firms.

With regard to "Other" services, in 2007, the Audit Committee pre-approved the expenditure of up to a certain amount for services included on a pre-approved list. The Audit Committee's policy is to use Deloitte & Touche LLP for such services only if it has been determined that (a) Deloitte & Touche LLP's services are "synergistic" and utilizing Deloitte & Touche LLP creates efficiencies, minimizes disruption or preserves confidentiality or (b) Deloitte & Touche LLP possesses unique or superior qualifications to provide such services. The Audit Committee is able to pre-approve exceptions to this policy.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Philosophy and Objectives

The key objectives of our compensation programs are to attract, retain and motivate well-qualified executives who will support the rapid growth and development of our Company in a dynamic industry. We assembled our current team of key executives several years ago and, under their leadership, we have experienced significant profit improvement from our existing operations. We have also completed or are undertaking major projects in St. Louis city and county, Missouri; Lake Charles, Louisiana; Baton Rouge, Louisiana; and Atlantic City, New Jersey, involving significant capital expenditures over the next several years. We believe that continuity of our management team is important to ensure the successful completion of these projects and for our Company to continue to seek, obtain, finance, design, build, open and operate other successful properties. It is therefore important to motivate, retain, and reward our executives commensurate with their success.

More specifically, our programs are designed to:

- Position Executive Pay Commensurate with Performance. We seek to pay at competitive median levels of compensation for median performance, well above competitive levels for outstanding achievement, and well below competitive levels for poor performance over a multi-year time horizon;
- Provide Superior Upside Opportunity. We encourage high-performing and valuable executives to stay with the Company over the long-term through highly leveraged incentives, with an emphasis on superior rewards for superior performance. We believe that this high-risk, high reward approach to compensation is attractive to successful and highly qualified executives; and
- Provide Tax-Efficient Savings Vehicles to Executives. As allowable under the law, we believe that providing our executives with attractive and tax-effective opportunities to save their compensation under non-qualified deferred compensation programs enhances their ties to the Company; minimizes potential distractions caused by concerns over long-term income security; and improves the Company's available cash flow for further investment to enhance stockholder value.

We do not allocate between cash versus non-cash compensation and short-term versus long-term compensation based on specific percentages. Instead, we believe that the compensation opportunity for executives should be generally in line with the prevailing market when evaluated over the long-term, and that performance incentives should be more heavily weighted than base salaries and other fixed components of compensation.

Role of Executive Officers and Outside Advisors in Compensation Decisions

Our compensation decisions on senior executive and director compensation are made by the Compensation Committee, which is composed entirely of independent outside members of our Board of Directors, and Compensation Committee decisions are generally ratified by our full Board of Directors, with Mr. Lee abstaining as to his compensation. The Compensation Committee periodically receives recommendations from our principal executive officer, Mr. Lee, and consults with outside, nationally-recognized independent compensation consultants, as it deems appropriate. The Compensation Committee uses the independent compensation consultants to help determine whether the total compensation of our named executive officers is competitive but not overly generous, determine whether each element of compensation paid to our named executive officers is competitive and focuses executives on achieving our goals, and evaluate proposed changes in the types and levels of compensation paid to our named executive officers.

In fiscal 2007, the Compensation Committee engaged two separate compensation consultants: Mercer Human Resource Consulting ("Mercer") was engaged in early 2007 to assess executive pay levels relative to market practices and develop recommendations regarding the Company's executive deferred compensation and retirement plans. In late 2007, RAF Advisors, LLC (which has changed its name to Farient Advisors LLC in early 2008 and is referred to as "Farient" herein) was retained to update the competitive review of market practices and to assist the Compensation Committee in assessing specific recommendations regarding deferred compensation and retirement plans put forth by management. This review and analysis was requested by the Compensation Committee. Farient serves at the discretion of the Compensation Committee and does no other work for the Company other than that authorized by the Compensation Committee. The Compensation Committee believes that it is critical for the compensation consultant to meet with management, especially our Chief Executive Officer, for input on other executives and for perspective on the impact of compensation recommendations.

In addition to recommendations put forth by Mr. Lee, other members of our executive team are involved in the compensation process by assembling data to present to the Compensation Committee and by working with the outside independent compensation consultants to give them the information necessary to enable them to complete their reports.

Competitive Pay Comparisons

With the assistance of outside advisors, the Compensation Committee also considers information on the executive compensation from a peer group of publicly traded companies and compensation surveys. The Compensation Committee uses the data available from these sources to assess the reasonableness of the Company's compensation practices over time and to test the alignment of pay with performance.

In 2006, the Compensation Committee reviewed pay practices for a peer group of approximately 15 companies primarily in the gaming and hospitality industry, but also included some companies in the financial and private equity fields. The Compensation Committee included financial and private equity companies in the peer group because several members of our key management team have been drawn from such companies in the past. In 2007, as part of its annual assessment of peers, the Compensation Committee determined that the gaming and hospitality industry adequately reflects the competitive market for talent in our industry and provided pertinent data that was more readily available. Therefore, the financial and private equity companies were no longer included in the analysis for 2007.

Specifically, for 2007, the peer group consisted of Ameristar Casinos, Inc., Boyd Gaming Corp., Isle of Capri Casinos, Inc., Las Vegas Sands Corp., Wynn Resorts, Ltd., Aztar Corp., Harrah's Entertainment, Inc., Penn National Gaming, Inc. and Station Casinos, Inc., all of which are in the gaming and hospitality industry. In addition, with the assistance of Farient, the Compensation Committee reviewed broader market data from compensation surveys with a focus on the hospitality and leisure industry. Farient's analysis determined that the pay practices for executives in these related industries was largely consistent with Pinnacle's more targeted peers, and therefore provided an additional and more extensive comparison for compensation.

Elements Of Compensation

For the fiscal years ended December 31, 2007 and 2006, the principal components of compensation for named executive officers were:

- base salary;
- bonuses;
- stock options;
- restricted stock;
- deferred compensation; and
- all other compensation, including perquisites.

In addition, each of our named executive officers is eligible for certain change in control payments and related tax gross ups. The role of these elements in promoting the objectives of our compensation program is explained below.

Base Salary

We intend the base salaries of our named executive officers to provide a minimum level of compensation for highly qualified executives. The base salaries of our named executive officers were determined in the course of negotiations over their employment agreements; in those employment agreements, we were assisted by counsel and, where appropriate, qualified compensation consultants. We believe that the base salaries of our named executive officers in total approximate the market median for salaries that peer group companies pay to similar officers and that this positioning is appropriate to support our objective of aligning pay with performance.

Bonuses

We intend that bonuses paid to our named executive officers will reward them for the achievement of successful financial performance over a relatively short period of time. In addition, it is important that we recognize and reward executives for successfully supporting the development of our long-term property development projects. To this end, executives are evaluated on a subjective as well as a quantitative basis, with the input of the Chief Executive Officer, taking into consideration the Company's financial results, progress on long-term developments, and each executive's specific area of responsibility and contributions to overall success. Successful short-term financial performance and progress on long-term project development are important to our business and to the creation of stockholder value.

The parameters for Mr. Lee's bonuses under Section 162(m) of the Code are set forth in his employment agreement, which was the subject of negotiation between Mr. Lee and the Company. Mr. Lee can earn annual bonuses of up to 150% of his annual salary, with a targeted bonus of 75% of his annual salary, based on meeting certain performance targets with respect to our earnings before interest, taxes, depreciation and amortization ("EBITDA").

The Compensation Committee establishes EBITDA-based targets annually near the beginning of each year. The Compensation Committee generally sets the EBITDA-based targets so as to fit into the Company's overall budget, and so that Mr. Lee's total cash compensation will be competitive with the cash compensation of successful chief executive officers of peer group companies if the targets are met.

The EBITDA target is typically based on our total EBITDA with certain adjustments determined at the beginning of the year, which we refer to as adjusted EBITDA. Adjusted EBITDA for 2007 was defined as earnings before interest income and expense, income taxes, depreciation, amortization, pre-opening and development costs, non-cash share-based compensation, merger termination proceeds, asset impairment costs and write-downs, corporate level litigation settlement costs, gain (loss) on sale of certain assets, gain (loss) on sale of marketable securities, minority interest, loss on early extinguishment of debt and discontinued operations.

For 2007, the adjusted EBITDA threshold was $143.9 million, at which Mr. Lee would receive a bonus of 37.5% of his base salary. If the adjusted EBITDA was below $143.9 million, Mr. Lee would receive no bonus. The adjusted EBITDA target was $173 million, at which Mr. Lee would receive a bonus of 75% of his base salary. The adjusted EBITDA maximum was $183 million, at which Mr. Lee would receive the maximum bonus of 150% of his base salary. These targets compared with our actual adjusted EBITDA calculated on the same basis for 2006 and 2005 of approximately $162 million and $128 million, respectively. The Compensation Committee certifies in writing that the targets have been met before the bonus is paid. Since Pinnacle achieved an adjusted EBITDA of approximately $169 million for the 2007 fiscal year, as reported in our earnings release furnished in a Current Report on Form 8-K filed on February 26, 2008, Mr. Lee received a bonus of slightly less than 75% of his base salary.

The Compensation Committee may defer payment of a portion of the bonus until a later date in order to encourage executive retention. The Compensation Committee has deferred 30% of Mr. Lee's bonus for 2007; the deferred portion of the bonus does not accrue interest, is an unsecured obligation of the Company, and will be paid in three equal installments in January of 2009, 2010 and 2011. The Compensation Committee has deferred 50% of Mr. Lee's bonus for 2006; the deferred portion of the bonus does not accrue interest, is an unsecured obligation of the Company, and was or will be paid in three equal installments in January of 2008, 2009 and 2010. Mr. Lee will receive the deferred portions of his 2007 and 2006 bonus only if he is employed on the scheduled payment date, dies, becomes disabled, terminates his employment for "good reason," is terminated by us without "cause" under his employment agreement, or he has a termination of employment that would entitle him to change in control payments under his employment agreement. To the extent necessary to prevent Mr. Lee from being subject to a penalty tax under Section 409A of the Code, payment of the deferred amounts will be delayed six months after his termination of employment.

The bonuses of our other named executive officers are determined in the sole discretion of the Compensation Committee, based on consultations with, and recommendations of, Mr. Lee. The factors that determine the bonus of each of our other named executive officers are the individual contribution of the named executive officer to the success of our business for the year, and fairness and proportionality of the named executive officer's compensation for the year when compared with the compensation for the year of our Chief Executive Officer and the other named executive officers, and the Company's overall financial performance for the year, each considered in the Compensation Committee's discretion and upon the Chief Executive Officer's recommendation. The Chief Executive Officer and the Compensation Committee apply these factors subjectively in setting the bonus of each of the other named executive officers. In 2007, the Compensation Committee awarded the following bonuses to our other named executive officers: Wade W. Hundley-$500,000, Stephen H. Capp-$475,000, Alain Uboldi-$365,000, and John A. Godfrey-$350,000. The Compensation Committee may decide to defer a portion of each of such bonus to each named executive officer. The Compensation Committee deferred 25% of the 2007 bonuses and 2006 bonuses of the other named executive officers. The 2007 and 2006 deferred bonuses do not accrue interest, are an unsecured obligation of Pinnacle. The 2007 deferred bonuses will be paid in three equal annual installments in January of 2009, 2010 and 2011. The 2006 deferred bonuses have been or will be paid in three equal annual installments in January of 2008, 2009 and 2010. To receive the deferred bonus, each named executive officer must continue to be employed by us on the deferred payment date, unless he dies, becomes disabled, terminates his employment for "good reason," is terminated by us without "cause" under his employment agreement, or has a termination of employment that would entitle him to change in control payments under his employment agreement. To the extent necessary to prevent the executive officer from being subject to a penalty tax under Section 409A of the Code, payment of the deferred amounts will be delayed six months after his termination of employment.

We believe that the base salary and bonuses (taken together and disregarding the deferral aspects) paid to our named executive officers for 2007 are competitive with the opportunities provided by our peers in the gaming and hospitality industry and commensurate with performance. In addition, our peers do not generally require the mandatory deferral of annual incentives paid to their executives, which further reduces the current value of our compensation relative to peers while simultaneously enhancing the retention elements of our pay programs.

We also consider, and may award, special bonuses when one or more named executive officers has or have made significant contributions to our achievement of important goals. For example, after our bid for Aztar Corporation resulted in our receipt of a merger termination fee of approximately $78 million ($45 million after fees and expenses), we awarded special bonuses in 2006 totaling $950,000 to certain of our named executive officers. The Compensation Committee awarded such special bonuses in recognition of the exceptional initiative and hard work involved in such bid, the positive outcome to the Company, and the benefits of encouraging similar initiative and hard work in the future. In the case of Mr. Lee, the special bonus awarded in 2006 was in addition to the EBITDA-based bonus paid under the terms of his employment agreement. The Compensation Committee retains the discretion to award special bonuses to Mr. Lee in future years in addition to his EBITDA-based bonus if it determines that he has made significant contributions to our achievement of important goals that are not fully compensated by his EBITDA-based bonus. No such special bonuses were awarded for fiscal 2007 to any of our named executive officers.

Stock Options

We believe that awards of stock options to our named executive officers provide a valuable incentive for them and helps align their interests with that of our stockholders for periods of time longer than a few fiscal years. We believe that stock options are a vital component of our philosophy of compensating named executive officers for successful results, as they can realize value on their stock options only if the stock price increases on a sustained basis.

We also believe that unvested options are a significant tool to encourage retention. We favor longer vesting periods, usually five years, than is common at many other companies. The longer vesting period encourages our named executive officers to think about our long-term development. It also creates greater likelihood of in-the-money, unvested options, which will encourage a named executive officer to remain with us rather than exploring other promising opportunities. Unlike many companies, we have generally not awarded options every year to each named executive officer, but usually consider each named executive officer for new grants every two or three years while prior grants remain partially unvested. In 2007 and 2006, we did not award stock options to any of our named executive officers. By having overlapping grants with a five-year vesting period, and assuming that our stock price rises, our named executive officers will generally have in-the-money, unvested options at all times.

Historically, because we have not granted stock options every year, the relative value of each grant of options to our named executive officers is often greater than the value of annual grants to similar officers of companies in our peer group. However, in subsequent years, no grants are made, and we believe that, on an annualized basis, the value of the option grants to our named executive officers is smaller than the value of option grants to similar officers of our peer companies. Our Compensation Committee determines the size of each grant, after receiving advice from Mr. Lee and, where appropriate, from outside consultants. Our Compensation Committee generally considers option grants when a named executive officer is hired. Stock option grants are awarded as of the date of the Compensation Committee's meeting. The exercise price of each stock option is the closing price of our stock on the day of the Compensation Committee's meeting. The Compensation Committee does not delegate to management or others its decisions regarding stock options granted to named executive officers. The granting of stock options usually occurs on an employee's date of hire, anniversary date or the date of a regularly scheduled board meeting. The Compensation Committee may or may not have non-public information on that date, which some may deem as material, and generally does not take this into consideration in determining whether or not to grant options.

Restricted Stock

In 2006, to recognize the extraordinary efforts of our named executive officers in that year, we granted certain amounts of restricted stock to them. To encourage our named executive officers to remain with us, the restricted stock is subject to a five-year vesting schedule. We granted restricted stock in that year as a further enhancement to retention, as restricted stock maintains its value even during short-term cyclical downturns in our stock price or our industry overall. We believe that, even with the grants of restricted stock, the value of our equity awards on an annualized basis to our named executive officers is less than the value of equity awards to similar named executive officers of our peer companies. We note that the grant of restricted stock is a trend among public companies. We may accordingly make similar grants of restricted stock in the future, although we did not do so in any year prior to 2006 or during 2007.

Executive Deferred Compensation

In addition to the deferral of bonuses that may be mandated by the Compensation Committee, we offer an elective deferred compensation program for our senior executives under the Executive Deferred Compensation Plan, or the Executive Plan. The objectives of the deferred compensation plan are to help attract and retain highly-qualified executives by providing an attractive tax deferred savings opportunity. As explained more fully below, executive officers may elect to defer a portion of their salary and bonuses each year into a non-qualified deferred compensation account, which is an unsecured obligation of the Company to pay compensation at a later date.

During 2007, we conducted a comprehensive review of our long-term savings and retirement benefits for executive officers. The purpose of this review was to ensure that our top executive team would have an appropriate and competitive opportunity to provide for income in their retirement, supported by the Company, thereby allowing them to focus maximum time and attention on the long-term needs of the Company and its businesses without facing the distraction of their own financial planning. As part of this review, we considered several alternatives including a supplemental executive retirement plan which would provide a fixed retirement annuity benefit as well as modifications to the existing nonqualified deferred compensation plan. In the process of conducting this review, the Compensation Committee and management were each advised by independent compensation consultants.

The Compensation Committee determined that it would be appropriate to amend the Executive Plan, effective January 1, 2008, so that a senior executive could elect to use deferred salary and bonuses to "fund" his own retirement benefit, payable as an annuity by the Company upon retirement. As with all deferrals, such funding is hypothetical only, and the annuity option remains an unsecured obligation of the Company. The annuity election added to the deferred compensation plan beginning in 2008 provides our executives with benefit opportunities similar to what they could receive under a more traditional defined benefit pension, but based on their own savings rather than being paid for by the Company. This executive-paid annuity option helps support executive retirement planning and provides an attractive, tax efficient savings vehicle consistent with our pay for performance approach to compensation.

We accordingly amended the Executive Plan. Under the amendment, the option to use deferred salary and bonuses to fund a retirement annuity benefit was limited to a select group of top senior executives whose attention and dedication the Company's business is most critical and who we believe would be most likely to participate in, and benefit more from, the annuity option.

In addition to reviewing the payout options under the plan, we also evaluated the interest rates applied to deferrals under the plan and determined that our existing interest rate structure was unusual relative to market practices and unduly punitive, especially as compared to a typical, unsecured long-term creditor to the Company. We determined that this rate structure was discouraging participation and significantly limiting the effectiveness of what is intended to be an attractive executive benefit plan.

More specifically, prior to 2008, amounts that a participating named executive officer elected to defer under our Executive Plan were credited with interest at 3% per annum for 2005, 2006 and 2007 deferrals. A 3% rate is well below the rate paid to the Company's long-term creditors and does not reflect the investment risk of the Company. However, if a participating executive died, became disabled, or retired, such participant's benefits would be recalculated with an interest rate of 10% per annum, which is a rate of return that is more comparable to the rate of return on a long-term, unsecured obligation to Pinnacle. If employment terminated for any other reason, the committee that administers the Executive Plan (which currently is the Compensation Committee), in its sole discretion, could decide to use the 10% rate to determine the amount that should be credited to such participating executive's account. The intent of such discretion was to allow us to distinguish between employees who leave to pursue interests unrelated to our activities and employees who leave to pursue activities that might be at odds with our interests, such as working for a competitor.

The Compensation Committee determined, with the advice of independent compensation consultants, that the possibility of obtaining only a 3% interest rate was discouraging participation in the Executive Plan. Accordingly, for 2008 and later periods, we amended the Executive Plan so that amounts deferred into the Executive Plan will be credited with a floating rate of interest. For deferrals made in 2008, this floating rate will be tied to the yields on 30-year U.S. treasury bonds, plus five percentage points, compounded quarterly. We believe that this rate will more closely approximate our very long term borrowing costs for unsecured, subordinated and covenant-light obligations. The Compensation Committee has the discretion to change the floating crediting rate for deferrals under the Executive Plan on a prospective basis as of the beginning of any quarter except for deferrals allocated to the executive's annuity payout option. Because 10% approximated the yields on 30-year U.S. treasury bonds, plus five percentage points, as of December 2007, and because the prior 3% or 10% interest rate rule was considered punitive for a long-term creditor to the Company, we vested each participant in the Executive Plan in the 10% interest factor on his account balance under the Executive Plan as of December 31, 2007 and eliminated the possibility that participants would only receive 3% on their prior savings.

For deferrals into the annuity option, the Compensation Committee has the discretion to set the floating rates for new deferrals at the time that the elections to defer are made, but cannot change the interest rate formula prospectively on these deferral amounts once an election is made. The rationale for this fixed-formula approach for the annuity election is that the deferral period for the annuity option is typically much longer than for other deferral elections, and executives will not be able to plan for a targeted amount of annuity payments in retirement if the Compensation Committee can change the rates of return at any time between now and an executive's retirement.

Deferrals that were deducted from salaries and bonuses in 2004 and earlier years were not subject to the 3% or 10% interest rates and will not be subject to a floating rate going forward. Instead, each participating executive may select from a list of hypothetical investment funds among which deferred contributions shall be allocated. Although a participating executive's deferred compensation will not be invested directly in the selected hypothetical investment funds, his deferral compensation account attributable to deferrals of salary and bonus in 2004 and earlier years shall be adjusted according to the performance of such funds.

Change In Control Payments And Related Tax Gross-Ups

Our employment agreements with our named executive officers provide that they will receive certain payments, including tax "gross-up" payments, if we undergo a change in control. The Compensation Committee and our Board of Directors believe that the prospect of such a change in control would likely result in our named executive officers facing personal uncertainties and distractions from how a change in control might affect them. The objective of providing pre-defined change in control benefits is to allow the named executive officers to focus solely on the best interests of our stockholders in the event of a possible, threatened or pending change in control, and encourage them to remain with the Company during any transition period following a change in control. This change in control plan therefore serves as an important retention tool during any period of uncertainty to ensure that personal interests do not dilute our named executive officers' complete focus on promoting stockholder value. The details of such arrangements are discussed more fully in the section entitled "Employment Agreements and Change in Control Provisions" below.

Our employment agreements with our named executive officers provide that they will receive certain payments if we undergo a change in control. The employment agreements of our named executive officers, other than Mr. Lee, essentially provide for "double trigger" change in control payments; i.e., the named executive officer does not receive his payments automatically on the occurrence of a change in control, but must either be discharged by the Company without "Cause" or quit the Company for "Good Reason" (e.g., because he is demoted), within six months before or 24 months after the occurrence of a change in control. Thus, the change-in-control payments are essentially compensation for being fired or forced out of a job in connection with a change in control. However, the named executive officers, other than Mr. Lee, can receive change-in-control payments if they quit the employ of the Company for any reason at least 12 months but not later than 24 months after the occurrence of a change in control. This provision essentially compensates the named executive officers for remaining during a 12-month transition period after the occurrence of a change in control, but permits them to receive the compensation if, at the end of that time, they find that the Company is now an undesirable place to work. Thus, this provision functions as a retention bonus to assist in an orderly transition in the event of a change in control by giving our named executive officers an incentive to remain employed during the 12 months after a change in control.

The change in control provision in Mr. Lee's employment agreement permits him to receive the change in control payments if he is terminated or if he leaves for any reason within six months before or 24 months after the change in control. Mr. Lee must resign to receive the change in control benefits. The reason for this provision for Mr. Lee is that, for the Chief Executive Officer of a publicly-traded company, a change in control will almost invariably affect the powers, role and reporting relationship of the executive. To the extent that a change in control occurs, the employment agreement gives Mr. Lee the right to depart the Company and receive the change in control benefits if he deems his position to have been negatively affected by the change without the need to demonstrate an objective, adverse effect such as a reduction in compensation. If the change is not negative, the employment agreement allows Mr. Lee to stay with the Company and no severance payments will be made.

As discussed more fully below, effective January 1, 2008, we amended our Executive Plan to provide certain benefits upon a change in control for senior executives who elect to use deferrals of salary and bonuses to fund an annuity benefit under the Plan. These benefits include an obligation to purchase a commercial annuity on behalf of each executive upon a change in control and pay certain tax obligations associated with the transfer of the annuity to the executive. The amended provisions of the Executive Plan limit participation in the plan so that the cumulative payments that we would be obligated to make under the Plan will be limited.

We believe that the gross-up provisions are necessary to enable our named executive officers to realize the full benefit of their change in control payments. These provisions also enable named executive officers to assist the Board of Directors in analyzing any offers that might be made for acquisition of control of the Company without the distraction of worrying about the negative tax consequences that they might otherwise incur. Approximately half of the companies in our peer group provide such gross-up payments to their named executive officers.

All Other Compensation

All Other Compensation for our named executive officers includes, among other things, matching contributions to our 401(k) plan, perquisites and related tax gross ups.

We allow named executive officers and their families to use the corporate aircraft to attend Pinnacle meetings or other Pinnacle business events, but in general only when the aircraft is otherwise traveling for business purposes and there are empty seats. At times, such as New Year's Eve or other casino player events, it is to Pinnacle's benefit to invite spouses to such events, even though such spouses generally are not employees or officers of Pinnacle. If a named executive officer must recognize taxable income on such air travel, we make a cash payment to him to gross him up for the income tax liability. Messrs. Lee's and Capp's families traveled with them on 7 and 2 trips, respectively, for Pinnacle business events during 2007 on our aircraft. This resulted in taxable income to Messrs. Lee and Capp, which taxes Pinnacle paid on their behalf. This resulted in $21,146 and $2,898 of income for Messrs. Lee and Capp, respectively, in 2007. These "gross-up" payments are included in the "All Other Compensation" column in the Summary Compensation Table below.

Impact of Section 162(m)

Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to each of the company's chief executive officer and the four other most highly compensated officers, except for compensation that is "performance based." Our general intent is to provide compensation awards to our named executive officers so that most, if not all, awards will be deductible without limitation. However, we may make compensation awards that are not deductible if our best interests so require. In addition, in recent years, we have not had to pay income tax due to loss carry-forwards, tax depreciation (particularly from new properties) and financial leverage. We believe that our new properties and the financial leverage resulting from their construction will result in much of our cash flow from operations not being subject to current income taxation over the next few years, limiting the impact of Section 162(m) as it related to current compensation practices.

Summary Compensation Table

The following table sets forth the compensation paid to the Chief Executive Officer, Chief Financial Officer, and each of the three highest paid executive officers of Pinnacle other than the Chief Executive Officer and Chief Financial Officer for the fiscal years ended December 31, 2007 and 2006.

Name and Principal Position	Year	Salary ($) (a)	Bonus ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation (Section 162(m) Compensation) ($) (e)	Change in Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($)
Daniel R. Lee	2007	$1,000,000	$ 0	$93,330	$ 901,200	$ 733,275	$34,511	$47,610	$2,809,926
Chairman of the Board of Directors and Chief Executive Officer	2006	$ 875,000	$500,000	$26,922	$1,152,045	$1,312,500	$23,526	$26,507	$3,916,500
Stephen H. Capp	2007	$ 500,000	$475,000	$31,110	$ 345,617	$ 0	$ 0	$25,383	$1,377,110
Executive Vice President and Chief Financial Officer	2006	$ 432,154	$700,000	$ 8,974	$ 345,617	$ 0	$ 0	$ 5,500	$1,492,245
Wade W. Hundley	2007	$ 550,000	$500,000	$62,220	$ 279,572	$ 0	$ 0	$22,693	$1,414,485
President	2006	$ 477,308	$580,000	$17,948	$ 343,742	$ 0	$ 0	$ 5,500	$1,424,498
John A. Godfrey	2007	$ 425,000	$350,000	$31,110	$ 279,027	$ 0	$ 5,701	$24,524	$1,115,362
Executive Vice President, Secretary and General Counsel	2006	$ 393,500	$425,000	$ 8,974	$ 345,000	$ 0	$ 1,614	$ 5,500	$1,179,588
Alain Uboldi	2007	$ 425,000	$365,000	$31,110	$ 201,179	$ 0	$43,386	$10,773	$1,076,448
Chief Operating Officer	2006	$ 388,654	$340,000	$ 8,974	$ 216,580	$ 0	$23,569	$ 4,433	$ 982,210

(a) Reflects amounts actually earned in 2007 and 2006. Mr. Lee's annual base salary was raised from $875,000 to $1 million, effective January 1, 2007. Effective June 13, 2006, the annual base salaries of our other named executive officers were raised as follows: Mr. Capp-from $360,000 to $500,000; Mr. Hundley-from $400,000 to $550,000; Mr. Godfrey-from $360,000 to $425,000; and Mr. Uboldi-from $350,000 to $425,000.

(b) Includes special bonuses paid in 2006 in connection with our receipt of merger termination fees from Aztar Corporation. The amounts in this column for Mr. Lee do not include the bonus that he earned based on pre-established performance targets. Those amounts are included in the "Non-Equity Incentive Plan Compensation" column of this table. A portion of the annual bonuses reflected in this column are deferred as discussed in the "—Compensation Discussion and Analysis—Elements of Compensation—Bonuses" section above.

(c) We granted restricted stock to our named executive officers in 2006 and did not grant any restricted stock to our named executive officers in 2007. The dollar values in this column are the dollar amounts recognized for financial statement reporting purposes with respect to the 2007 and 2006 fiscal years in accordance with Statement of Financial Accounting Standard No. 123(R) ("FAS 123R") (excluding estimates of forfeitures related to service-based vesting conditions). For a discussion of valuation assumptions used in calculation of these amounts, see Note 8 to our audited financial statements, included within Pinnacle's Annual Reports on Form 10-K for the fiscal years ended December 31, 2007 and December 31, 2006.

(d) We did not grant any options of Pinnacle Common Stock to our named executive officers in 2007 and 2006. The dollar values in this column are the dollar amounts recognized for financial statement reporting purposes with respect to the 2007 and 2006 fiscal years in accordance with FAS 123R (excluding estimates of forfeitures related to service-based vesting conditions). For a discussion of valuation assumptions used in calculation of these amounts, see Note 8 to our audited financial statements, included within Pinnacle's Annual Reports on Form 10-K for the fiscal years ended December 31, 2007 and December 31, 2006. Pursuant to Item 402 of Regulation of S-K, we are required to disclose the compensation expense calculated in accordance with FAS 123R, which is a non-cash share-based compensation charge for stock options granted in prior years that vested in 2006 and 2007. Such SFAS 123R expense is calculated as of the grant date of the option based upon a grant date fair value. Such grant date fair value is calculated using the share price as of the grant date, as well as various assumptions that will change over time, including the expected volatility of our stock and a risk-free rate of return. Such expense is not re-calculated at any time subsequent to the grant date, regardless of changes to the assumptions used in the calculation, and is expensed over the vesting period of the associated stock option, regardless of when, if at all, a stock option is exercised. Therefore, a company may incur an expense for a vested option that is never exercised due to either an individual departing when the stock option is out-of-the-money, or the stock option simply expires unexercised.

At this time, no named executive officer has exercised any of his options over the past five years, even though each of them is substantially vested in his options. In addition, based on our closing price on March 27, 2008, approximately 40% of the stock options included in the calculation of compensation expense for this table are out-of-the-money. Such out-of-the-money options reflect approximately 82% and 69% of the stock-option compensation cost included in this table for the years ended December 31, 2007 and 2006, respectively. Specifically, for the 2007 and 2006 expenses, the out-of-the-money options reflect the following portions of the non-cash option award compensation charge, respectively: Mr. Lee—100% and 78%; Mr. Capp—50% for each period; Mr. Hundley—80% and 65%; Mr. Godfrey—62% and 50%; and Mr. Uboldi—90% and 84%.

(e) The amount in this column for Mr. Lee includes the bonus that he earned based on achievement of pre-established performance targets, a portion of which was deferred to be paid in future years. For a more detailed discussion of this bonus, see the "—Compensation Discussion and Analysis—Elements of Compensation—Bonuses" section above.

(f) Amounts reflect the 2007 and 2006 theoretical incremental earnings for contributions into the Executive Deferred Compensation Plan, or Executive Plan, that are subject to the potential 10% annual rate of return (see "Executive Deferred Compensation Plan" below) compared to an annual rate of return of 5.56%, which rate is 120% of the monthly long-term Applicable Federal Rate of 4.64% for January 2007 and January 2006. As more fully discussed below, named executive officers may contribute to the Executive Plan and receive a potential annual rate of return of 10% for their deferrals since January 1, 2005. As such rate exceeds 120% of the Applicable Federal Rate of 5.56%, the Summary Compensation Table includes the theoretical incremental return a named executive officer could earn at the 10% annual return rate versus the 5.56% rate. Mr. Capp does not participate in the Executive Plan. Mr. Hundley has not contributed into the Executive Plan since 2004; earnings on his deferrals, therefore, are based on hypothetical investment fund alternatives, which we do not consider to be preferential.

(g) For Mr. Lee, All Other Compensation in 2007 includes $21,146 for a tax gross up related to use of the corporate aircraft, matching contribution to the 401(k) plan of $4,714 and includes executive medical benefits. For Mr. Capp, All Other Compensation in 2007 includes $2,898 for a tax gross up related to use of the corporate aircraft, matching contribution to the 401(k) plan of $5,625 and includes executive medical benefits and tax services. For Mr. Hundley, All Other Compensation in 2007 includes a matching contribution to the 401(k) plan of $5,625 and executive medical benefits. For Mr. Godfrey, All Other Compensation in 2007 includes a matching contribution to the 401(k) plan of $3,834 and executive medical benefits and tax services. For Mr. Uboldi, All Other compensation includes a matching contribution to the 401(k) plan of $5,625.

Employment Agreements and Other Change in Control Provisions

Daniel R. Lee's Employment Agreement

On December 21, 2006, we entered into a Second Amended and Restated Employment Agreement effective as of October 31, 2006, with Daniel R. Lee, our Chief Executive Officer and Chairman of the Board of Directors, or the "Lee Employment Agreement." The Lee Employment Agreement amended and restated the prior employment agreement between the Company and Mr. Lee for the primary purpose of amending the termination provisions, including the vesting of options and the availability of other benefits upon termination, to conform those provisions more closely to similar provisions in the employment agreements of the other named executive officers.

Mr. Lee's salary and bonus are as follows:

- Mr. Lee's annual base salary under the Lee Employment Agreement remained at the rate of not less than $875,000, which was the rate under his prior employment agreement, subject to increases from time to time in the sole discretion of our Compensation Committee. Mr. Lee's salary was increased to $1 million effective as of January 1, 2007.
- Mr. Lee is also entitled to earn bonuses with respect to each year of the term up to 150% of his annual salary with a targeted bonus of 75% of his annual salary based upon meeting performance targets with

respect to our earnings before interest, taxes, depreciation and amortization that shall be established by the Compensation Committee in consultation with Mr. Lee. Mr. Lee may also receive special bonuses in addition to his annual bonus eligibility at the discretion of the Board or the Compensation Committee. For example, on May 26, 2006, the Compensation Committee approved a special bonus of $500,000 payable to Mr. Lee in connection with the termination of Pinnacle merger agreement with Aztar Corporation, in which Pinnacle was paid a $78 million break-up fee, before fees and expenses.

The provisions of the Lee Employment Agreement relating to the May 2005 grant to Mr. Lee of an option to purchase 600,000 shares of Pinnacle Common Stock remain unchanged, except for the provisions relating to acceleration of vesting. Such stock option, which consists in part of an incentive stock option and a non-qualified stock option, vests in five equal annual installments beginning on May 3, 2006 and is subject to accelerated vesting in certain circumstances.

In addition, before the May 1, 2008 renewal date and at appropriate times thereafter, but no less frequently than within 40 months of the prior review, the Compensation Committee will review Mr. Lee's long-term compensation and, in consultation with Mr. Lee, shall consider granting additional stock options and/or other long term incentive compensation to Mr. Lee.

The Lee Employment Agreement provides for an initial term ending on April 30, 2008 and will automatically renew for successive one-year periods thereafter unless notice of non-renewal is provided in writing by either party at least 90 days before the end of the then-current term.

The Lee Employment Agreement provides for severance payments with and without a change in control event. Specifically, if Mr. Lee's employment is terminated by us without "cause" or he terminates for "good reason," as defined in the Lee Employment Agreement, on or within 6 months before or 24 months following a "change of control," as defined in the Lee Employment Agreement, this is considered a "Change-of-Control Termination," the terms of which are described below. If Mr. Lee's employment is terminated by us without cause or by Mr. Lee for "good reason" more than 6 months prior to a "change of control" or after 24 months following a "change of control," or if Mr. Lee is terminated due to death or disability, this is considered a "Non-Change of Control Termination."

For a Non-Change of Control Termination, Mr. Lee is entitled to certain payments including:

- the balance of the term, but in any event no less than 150%, times the sum of his salary then in effect and a targeted bonus amount. The targeted bonus amount is equal to the greater of: (i) Mr. Lee's bonus in the year prior to termination or (ii) the average of the annual bonuses paid to Mr. Lee for the past three consecutive years, including all deferred amounts;
- a pro rata share of the annual bonus for the year of termination;
- accelerated vesting of certain of Mr. Lee's outstanding stock options, as explained in more detail below; and
- continuation of health benefits coverage for Mr. Lee and his dependents and disability insurance coverage for Mr. Lee for specified periods following termination, which is generally five years in the case of death or disability and the balance of the term but in no event less than 1-1/2 years following termination in other cases.

In the case of death or disability, such payments are made in a lump sum.

For a Non-Change of Control Termination, the acceleration of the vesting of Mr. Lee's outstanding stock options will be based on the following schedule:

- if the termination occurs on or before the first anniversary of the option grant date, 1/3 of the options will be vested and exercisable as of the date of termination;

- if the termination occurs after the first anniversary and on or before the second anniversary of the option grant date, 2/3 of the options will be vested and exercisable as of the date of termination; and
- if the termination occurs after the second anniversary of the option grant date, all of the options will be vested and exercisable as of the date of termination.

For a Change-of-Control Termination, Mr. Lee is entitled to:

- receive an amount equal to 2 ½ times his base salary plus 2 ½ times the largest annual bonus, including all deferred amounts, paid to him during the three years preceding the "change of control";
- a pro rated bonus for the year of termination based on the targeted bonus for such year;
- accelerated vesting of all outstanding stock options; and
- continuation of health benefits coverage for Mr. Lee and his dependents and disability insurance coverage for Mr. Lee for specified periods following termination, which is generally five years.

Because "good reason" under the Lee Employment Agreement is defined to include the occurrence of a "change of control," Mr. Lee will receive his change of control benefits if he voluntarily terminates his employment for any reason within 6 months before or 24 months following the occurrence of a change of control.

All amounts payable under this severance benefit shall be paid in a lump sum within 30 days of termination. However, no payments under the Lee Employment Agreement shall be made to Mr. Lee at a time (i.e., within six months following termination) or in a form that would subject him to a penalty tax of Section 409A of the Code, or the 409A Tax. If any payment would, because of its timing or form, subject Mr. Lee to the 409A Tax, such payment shall instead be paid at the earliest time that it could be paid without subjecting him to the 409A Tax, and shall be paid in a form that would not subject Mr. Lee to the 409A Tax. This amount is referred to as the Deferred Amount. We will place an amount in a "rabbi trust" with an independent trustee reasonably acceptable to Mr. Lee equal to the Deferred Amount plus the simple interest at the prime rate that will accrue thereon.

If any such payment would subject Mr. Lee to an excise tax under Section 4999 of the Code, he will generally be entitled to receive an additional tax gross-up payment from Pinnacle.

Certain non-competition, no-hire-away, and non-solicitation covenants apply to Mr. Lee for specified periods following the termination of his employment under certain circumstances. In the event of a Non-Change of Control Termination or a Change-of-Control Termination, the covenant not to compete shall not apply and the term of the no-hire-away policy shall be limited to 6 months from the date of termination.

The Lee Employment Agreement amends certain provisions relating to the vesting and exercisability of existing stock options. The principal change that the Lee Employment Agreement makes to existing stock options is that, in the event of a Change of Control Termination, the vesting of all stock options—rather than of options under a schedule similar to that set forth above in connection with Non-Change of Control Terminations —will be accelerated.

Employment Agreements with Other Named Executive Officers

On October 6, 2006, we entered into employment agreements effective as of June 13, 2006, with each of: Wade W. Hundley, our President; Stephen H. Capp, our Executive Vice President and Chief Financial Officer; John A. Godfrey, our Executive Vice President, General Counsel and Secretary; and Alain Uboldi, our Chief Operating Officer. We refer to these agreements collectively as the "Employment Agreements" and to Messrs. Hundley, Capp, Godfrey and Uboldi, collectively as the "Executives."

The Employment Agreements supersede prior agreements between us and the Executives. Mr. Hundley's prior employment agreement was scheduled to expire on March 31, 2007, Mr. Capp's on January 11, 2007, Mr. Godfrey's on September 1, 2007 and Mr. Uboldi's on December 22, 2006.

Our Executives' annual base salaries under their respective Employment Agreements, which are subject to increases from time to time in the sole discretion of our Compensation Committee, are:

- $550,000 for Mr. Hundley;
- $500,000 for Mr. Capp;
- $425,000 for Mr. Godfrey; and
- $425,000 for Mr. Uboldi.

The Executives will be entitled to earn bonuses with respect to each year of the term, the amount of which will be determined in the sole discretion of the Compensation Committee, based on consultations with, and recommendations of, our Chief Executive Officer.

The Employment Agreements provide for an initial term of three years ending June 13, 2009 and will automatically renew for successive one-year periods thereafter unless notice of non-renewal is provided in writing by either party at least 90 days before the end of the then-current term.

The Employment Agreements provide for severance payments with and without a change in control event. Specifically, if any Executive's employment is terminated by us without "cause" or he terminates for "good reason," as defined in the Employment Agreements, on or within 6 months before or 24 months following a "change of control," as defined in the Employment Agreements, this is considered a "Change-of-Control Termination," the terms of which are described below. If any Executive's employment is terminated by us without cause or by the Executive for "good reason" more than 6 months prior to a "change of control" or after 24 months following a "change of control," or if the Executive is terminated due to death or disability, this is considered a "Non-Change of Control Termination."

For a Non-Change of Control Termination, the Executive is entitled to certain payments including:

- 150% times the sum of the Executive's salary then in effect and a targeted bonus amount, which is equal to the greater of i) the Executive's bonus in the year prior to termination or ii) the average of the annual bonuses paid to the Executive for the past three consecutive years, with certain deferred bonus amounts included in certain circumstances;
- a pro rata share of the annual bonus for the year of termination;
- accelerated vesting of certain of the Executive's outstanding stock options, as explained below; and
- continuation of health benefits coverage for the Executive and their dependents and disability insurance coverage for the Executive for specified periods following termination, which is generally, five years in the case of death or disability and 18 months otherwise.

For a Non-Change of Control Termination, the acceleration of the vesting of the Executive's outstanding stock options will be based on the following schedule:

- if the termination occurs on or before the first anniversary of the option grant date, 1/3 of the options will be vested and exercisable as of the date of termination;
- if the termination occurs after the first anniversary and on or before the second anniversary of the option grant date, 2/3 of the options will be vested and exercisable as of the date of termination; and

- if the termination occurs after the second anniversary of the option grant date, all of the options will be vested and exercisable as of the date of termination.

For a Change-of-Control Termination, the Executive is entitled to:

- receive an amount equal to two times his base salary plus two times the largest annual bonus paid to him during the three years preceding the "change of control";
- a pro rata annual bonus for the year of termination based on the targeted bonus for such year;
- accelerated vesting of all outstanding stock options; and
- continuation of health benefits coverage for the Executives and their dependents and disability insurance coverage for the Executive for specified periods following termination, which is generally five years.

All amounts payable under this severance benefit shall be paid in a lump sum within 30 days of termination. However, no payments under the Employment Agreements shall be made to any Executive at a time (i.e., within six months following termination) or in a form that would subject such Executive to a 409A Tax. If any payment would, because of its timing or form, subject any Executive to the 409A Tax, such payment shall instead be paid at the earliest time that it could be paid without subjecting the Executive to the 409A Tax, and shall be paid in a form that would not subject the Executive to the 409A Tax. We will place an amount in a "rabbi trust" with an independent trustee reasonably acceptable to the Executive equal to the Deferred Amount plus the simple interest at the prime rate that will accrue thereon.

If any such payment would subject the Executive to an excise tax under Section 4999 of the Code, he will generally be entitled to receive an additional tax gross-up payment from Pinnacle.

Certain non-competition, no-hire-away, and non-solicitation covenants apply to each Executive for specified periods following the termination of his employment under certain circumstances. In the event of a Non-Change of Control Termination, the covenant not to compete shall not apply. In the event of a Change-of-Control Termination, the covenant not to compete shall not apply and the term of the no-hire-away policy shall be limited to 6 months from the date of termination.

The Employment Agreements amend certain provisions relating to the vesting and exercisability of existing stock options. The principal change that the Employment Agreements make to existing stock options is that, in the event of a Change of Control Termination, the vesting of all stock options—rather than of options under a schedule similar to that set forth above in connection with Non-Change of Control Terminations—will be accelerated.

Other Change in Control Provisions

In addition to the Employment Agreements, our Executive Deferred Compensation Plan, or the Executive Plan, provides certain benefits upon a change in control. Effective January 1, 2008, we amended the Company's Executive Plan to provide certain benefits and tax gross-ups upon a change in control for senior executives who elect to use deferrals of salary and bonuses to fund an annuity benefit under the Executive Plan. The amended provisions of the Executive Plan limit the cumulative payments that we would be obligated to make to the participants as a whole following a change in control under the Plan, as described more fully below under "Executive Deferred Compensation Plan". Pursuant to the restricted stock agreements governing the grants of restricted stock to each of our named executive officers in October 2006, in the event of a termination of such named executive officer's employment for any reason, with or without cause, including as a result of death or disability, the shares of restricted stock shall vest or be terminated and canceled on the same basis as provided for unvested stock options in such named executive officer's applicable employment agreement. If employment is terminated for cause, all of the shares of restricted stock of such named executive officer may be immediately terminated and canceled, in the Compensation Committee's discretion.

Table Showing Benefits of a Termination due to Death or Disability

The following table sets forth the amounts payable under the employment agreements of each of the executive officers named in the Summary Compensation Table in the event of a termination due to death or disability. The amounts in the table assume that the termination took place on December 31, 2007. The closing price of Pinnacle Common Stock on such date was $23.56.

Name	Cash Severance ($) (a)	Value of Options and Restricted Stock that Have Accelerated Vesting ($)	Value of Medical Continuation ($) (b)	Gross-Up Amount ($)	Total ($)
Daniel R. Lee	$5,525,646	$3,378,080	$107,660	—	$9,011,386
Stephen H. Capp	$2,135,000	$1,316,883	$107,660	—	$3,559,543
Wade W. Hundley	$2,280,000	$ 583,373	$107,660	—	$2,971,033
John A. Godfrey	$1,663,749	$ 312,720	$107,660	—	$2,084,129
Alain Uboldi	$1,704,999	$ 313,140	$107,660	—	$2,125,799

(a) These amounts include cash severance payments mandated by each executive officer's employment agreement, as well as bonus amounts earned in 2006, 2005 and 2004, payment of which was deferred by the Compensation Committee.

(b) These amounts are estimates based on a blended rate for the executive officers, which includes a base COBRA cost and incremental costs for the portion of the premiums that Pinnacle pays. The estimated amounts are given because of certain Health Insurance Portability and Accountability Act of 1996 ("HIPAA") privacy regulations and are expected to be close to the true rate for the individual.

Table Showing Benefits of a Termination Without Cause or by Good Reason other than in Connection with a Change in Control

The following table sets forth the amounts payable under the employment agreements of each of the executive officers named in the Summary Compensation Table in the event of a termination without cause or by the employee for good reason other than in connection with a change in control. The amounts in the table assume that the termination took place on December 31, 2007. The closing price of Pinnacle Common Stock on such date was $23.56.

Name	Cash Severance ($) (a)	Value of Options and Restricted Stock that Have Accelerated Vesting ($)	Value of Medical Continuation ($) (b)	Gross-Up Amount ($)	Total ($)
Daniel R. Lee	$5,525,646	$3,378,080	$32,298	—	$8,936,024
Stephen H. Capp	$1,838,125	$1,316,883	$32,298	—	$3,187,306
Wade W. Hundley	$1,967,500	$ 583,373	$32,298	—	$2,583,171
John A. Godfrey	$1,444,999	$ 312,720	$32,298	—	$1,790,017
Alain Uboldi	$1,476,874	$ 313,140	$32,298	—	$1,822,312

(a) These amounts include cash severance payments mandated by each executive officer's employment agreement, as well as bonus amounts earned in 2006, 2005 and 2004, payment of which was deferred by the Compensation Committee.

(b) These amounts are estimates based on a blended rate for the executive officers, which includes a base COBRA cost and incremental costs for the portion of the premiums that Pinnacle pays. The estimated amounts are given because of certain HIPAA privacy regulations and are expected to be close to the true rate for the individual.

Table Showing Benefits of a Change in Control

The following table sets forth the amounts payable under the employment agreements of each of the executive officers named in the Summary Compensation Table in the event of a termination in connection with a change in control event and, where applicable, a second triggering event. The amounts in the table assume that the triggering event took place on December 31, 2007. The closing price of Pinnacle Common Stock on such date was $23.56.

Name	Cash Severance ($) (a)	Value of Options and Restricted Stock that Have Accelerated Vesting ($)	Value of Medical Continuation ($) (b)	Gross-Up Amount ($)	Total ($)
Daniel R. Lee	$8,320,833	$3,472,320	$107,660	$2,668,129	$14,568,942
Stephen H. Capp	$2,622,500	$1,496,803	$107,660	$ 771,020	$ 4,997,983
Wade W. Hundley	$2,805,000	$ 922,180	$107,660	$ 858,081	$ 4,692,921
John A. Godfrey	$2,051,249	$ 492,640	$107,660	$ 629,294	$ 3,280,843
Alain Uboldi	$2,099,999	$ 476,460	$107,660	$ 663,916	$ 3,348,035

(a) These amounts include cash severance payments mandated by each executive officer's employment agreement, as well as annual bonus amounts earned in 2006, 2005 and 2004, payment of which was deferred by the Compensation Committee.

(b) These amounts are estimates based on a blended rate for the executive officers, which includes a base COBRA cost and incremental costs for the portion of the premiums that Pinnacle pays. The estimated amounts are given because of certain HIPAA privacy regulations and are expected to be close to the true rate for the individual.

Executive Deferred Compensation Plan

In 2000, we adopted the Executive Deferred Compensation Plan, or the Executive Plan, which allows certain of our highly compensated employees to defer, on a pre-tax basis, a portion of their base annual salaries and bonuses. The Executive Plan is administered by a committee appointed by the Board of Directors, referred to as the Executive Plan's committee, which at present is the Compensation Committee of the Board of Directors, and participation in the Executive Plan is limited to employees who are (i) determined by us to be includable within a select group of employees, (ii) subsequently chosen from the select group, and (iii) approved by the Compensation Committee.

We may terminate, amend or modify the Executive Plan with respect to its participating employees at any time, subject to certain limitations set forth in the Executive Plan. Effective December 27, 2004, we amended and restated the Executive Plan to comply with the provisions of the American Jobs Creation Act of 2004, or the AJCA, and to make certain other changes in the Executive Plan. Effective January 1, 2008, we again amended and restated the Executive Plan to change the interest rates credited on deferrals of salaries and bonuses, to add an optional annuity form of benefit for selected senior executives, and to comply with the final regulations under the AJCA.

Under the Executive Plan, a participating employee may elect in December of each year to defer up to 75% of his or her salary for the next year, and up to 90% of his or her bonus for the next year. Any such deferred compensation is credited to a deferral contribution account. A participating employee is at all times fully vested in his or her deferred contributions, as well as any appreciation or depreciation attributable thereto.

We do not make contributions to the Executive Plan for the benefit of employees. Amounts that a participating employee elected to defer under the Executive Plan for 2005, 2006, and 2007 were credited with interest at 3% per annum. However, if a participating employee died, became disabled, or retired, such participant's benefits would be recalculated with an interest rate of 10% per annum. If employment terminated for any other reason, the Compensation Committee, in its sole discretion, could decide to use the 10% rate to determine the amount that should be credited to such participating employee's account. The intent of such discretion by the Compensation Committee was to allow the Compensation Committee to distinguish between employees who may leave to pursue interests unrelated to the Company's activities and employees who may leave to pursue activities that might be at odds with the Company's interests, such as working for a competitor.

In 2007, however, the Compensation Committee determined, with the advice of independent compensation consultants, that the 3% or 10% interest rate structure had not helped us achieve our objectives of providing an attractive tax-deferred savings benefit to our executives and enhancing executive retention, but had merely discouraged participation in the Executive Plan. Accordingly, for 2008 and later periods, we amended the Executive Plan so that amounts deferred into the Executive Plan will be credited with a floating rate of interest of the average of the yields on 30-year U.S. treasury bonds, measured over the business days of the last month of the preceding quarter of the Executive Plan year, plus five percentage points, compounded quarterly. We believe that this rate will approximate our very long term borrowing costs for unsecured, subordinated and covenant-light obligations. The Compensation Committee has the discretion to change the crediting rate for deferrals under the Executive Plan on a prospective basis as of the beginning of any quarter, except for deferrals associated with the annuity payout option, for which the interest rates, including any floating rate formula, must be determined before any deferral elections are made and such interest rates cannot be changed thereafter. Because 10% approximated the yields on 30-year U.S. treasury bonds, plus five percentage points, as of December 2007, and because the prior 3% or 10% interest rate rule was considered punitive for a long-term creditor to the Company, we vested each participant in the Executive Plan in the 10% interest factor on his or her account balance under the Executive Plan as of December 31, 2007 and eliminated the possibility that participants would only receive 3% on their prior savings.

Distributions under the Executive Plan (other than the annuity benefit described below) are payable upon death, disability and upon the occurrence of a financial emergency, as defined in the AJCA. A participating employee will also receive distributions upon a change in control of the Company, to the extent permitted in Internal Revenue Service guidance under the AJCA. When making an election to defer salary and bonus, a participating employee can specify that the amounts deferred will be paid on certain dates at least two years after the amounts are deferred. Also, a participant will receive an immediate payment of his or her deferred amounts (other than deferred amounts used to fund the annuity benefit) with interest on a change in control of the Company.

We amended the Executive Plan, effective January 1, 2008, so that selected senior executives (not limited to named executive officers) could elect to use their deferred salary and bonuses to fund their own retirement annuity benefit. A designated senior executive may elect to have his or her deferral contributions to the Executive Plan contributed to an "Annuity Account" in the Executive Plan as "Annuity Deferral Contributions." A designated senior executive will also be permitted to roll over his or her previously-deferred contributions for 2005, 2006 and 2007 to the Executive Plan into the Annuity Account. The Annuity Account will accrue interest at a floating rate equivalent to five percentage points over yield of 30-year U.S. treasury bonds, compounded and calculated quarterly. The Compensation Committee believes that this rate will approximate Pinnacle's very long term borrowing costs for unsecured, subordinated and covenant-light obligations. The Compensation Committee may change the method for determining the floating interest rate, but any change in method will apply only to Annuity Deferral Contributions made in years after the change. At the designated executive's 65th birthday, the executive's Annuity Account balance will be used to pay an annuity, providing fixed monthly payments until the executive's death, or, if a joint and survivorship feature applies, the later of the executive's death or the death of the executive's designated beneficiary. The amount of the fixed monthly payments is calculated based on the executive's actuarial life expectancy (and, if applicable, the actuarial life expectancy of his designated beneficiary) and the rate of interest mentioned above. Therefore, if the executive lives beyond his or her actuarial life expectancy, the executive will essentially receive a higher return on his or her Actuarial Account balance as of his or her 65th birthday, but if the executive dies before reaching his or her actuarial life expectancy, the executive will receive a lower return and may not even receive his or her full account balance.

If the designated executive is married, the annuity beginning when the executive reaches age 65 will normally be paid in the form of a joint and survivor annuity with his or her spouse as beneficiary. In other words, the monthly payments would be computed based on the actuarial lives of both the designated executive and spouse and the payments would continue until the later death of the two individuals. If the executive is not married, the annuity will normally be paid in the form of a life annuity for his or her life. If a designated executive designates a beneficiary other than his or her spouse, the designation will require the approval of the Compensation Committee, and, if the executive is married, the approval of his or her spouse.

If a joint and survivor annuity form applies, and the designated executive dies before reaching age 65, the executive's Annuity Account balance will be used to pay an annuity to his or her designated beneficiary beginning when the executive would otherwise have reached age 65. If the executive dies before reaching age 65 and the executive has no designated beneficiary, the executive's Annuity Account balance will be payable to his or her estate in one lump sum.

On a change in control of the Company, the Company is required to purchase an annuity contract from a qualified annuity company that will give each designated executive an annuity providing the same after-tax benefits as the after-tax benefits the executive would have received from his or her Annuity Account if the change in control had not occurred. The interest rate for determining his or her benefits under the annuity contract will be the average of the floating rates in effect for the eight calendar quarters preceding the change in control. The purchase of such an annuity contract will accelerate the taxes that the executive would owe on benefits from the Annuity Account; the Company will pay such taxes on a "grossed-up" basis. Because the purchase of the annuity contract will be a taxable transaction (even though the company will pay his taxes on the purchase on a "grossed-up" basis), the executive will have a tax basis in the annuity contract, so that a portion of each monthly annuity payment will be a tax-free return of basis to him. Therefore, the pre-tax monthly payments under the annuity contract will be less than the pre-tax monthly payments the executive would have received if no change in control had occurred, although the after-tax payments will be the same.

There are certain limits on the ability of a designated executive to make Annuity Deferral Contributions to the Annuity Account. The limits for 2008 are the lesser of (1) an amount equal to his 2006 bonus, (2) $500,000, and (3) an amount that would result in an annuity at age 65 greater than 50% of his "final average compensation" as computed in 2008. Limits (1) and (2) are not applicable to previously-deferred amounts for 2005, 2006 or 2007 that the designated executive elects to roll over into the Annuity Account. In addition, the Annuity Deferral Contributions for all designated executives in 2008 are limited so that, if a change in control occurred during 2008, the amount that the Company would be obligated to pay to purchase annuity contracts and to pay taxes on a "grossed-up" basis for all designated executives would not exceed the aggregate Annuity Account balances of all designated executives by more than $10,000,000. If the Annuity Deferral Contributions of all designated executives were to exceed this $10,000,000 limit, then the Annuity Deferral Contributions of all designated executives would be reduced ratably. Based on the amounts contributed or rolled over into the Executive Plan as of March 31, 2008, the estimated cost to the Company of these provisions in the event of a change of control on that date would be approximately $2,296,292.

The Compensation Committee has reserved the right to alter the limits, participation and interest rate accruals in future periods as to future contributions.

The provisions of the Executive Plan before its amendment effective January 1, 2005 will remain in effect for any deferrals that were deducted from salaries and bonuses in 2004 or in earlier years, including, but not limited to the following provisions:

(a) For purposes of determining the rate of return credited on any deferrals that were deducted from salaries and bonuses in 2004 or in earlier years, each participating employee may select from a list of hypothetical investment funds among which deferred contributions shall be allocated. Although a participating employee's deferred compensation will not be invested directly in the selected hypothetical investment funds, his or her deferral compensation account shall be adjusted according to the performance of such funds. Although the fund investment alternatives under the Executive Plan are different from those under our 401(k) plan, we do not believe the participants in the Executive Plan are entitled to a preferential return on amounts deferred in relation to the return available to employees generally under the 401(k) plan. We are not obligated to acquire or hold any investment fund assets; and

(b) a participating employee may receive at any time 90% of his or her account balance attributable to deferrals that were deducted from salaries and bonuses in 2004 or in earlier years, subject to forfeiture of 10% of the account balance.

As with all non-qualified deferred compensation plans, a participating employee's rights against us to receive the deferred amounts are limited to the rights of an unsecured general creditor. Our obligation to pay benefits under the Executive Plan, both before and after its amendment, is not backed by any security interest in our assets to assure payment of the deferred amounts.

Non-Qualified Deferred Compensation Table

The following table shows the deferred compensation activity for our named executive officers for the Executive Plan, except for Stephen H. Capp who does not participate in the Executive Plan. All executive nonqualified and Pinnacle contributions to each plan are also included in current year compensation presented in the Summary Compensation Table.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Daniel R. Lee	$200,000	$0	$ 77,754	$0	$ 866,185
Wade W. Hundley	$ 0	$0	$ 43,254	$0	$ 390,435
John A. Godfrey	$ 48,750	$0	$ 29,424	$0	$ 393,674
Alain Uboldi	$417,105	$0	$138,610	$0	$1,699,949

2005 Equity and Performance Incentive Plan

We adopted our 2005 Equity and Performance Incentive Plan, or the 2005 Plan, in April 2005, and our stockholders approved the 2005 Plan at our annual meeting on May 3, 2005. The 2005 Plan is administered by our Compensation Committee. The Compensation Committee has broad discretion and power in operating the 2005 Plan, in determining which of our employees, directors, and consultants shall participate, and the terms of individual awards. In May 2006, our stockholders approved an amendment to the 2005 Plan that would have increased the number of shares available for awards and the incentive stock option limit under the 2005 Plan in the event that we consummated our then-proposed acquisition of Aztar Corporation. Since we did not consummate the acquisition, the provisions of the amendment to the 2005 Plan did not become operative.

Awards under the 2005 Plan may consist of options, stock appreciation rights, restricted stock, other stock unit awards, performance awards, dividend equivalents or any combination of the foregoing.

The shares authorized under the 2005 Plan are governed by the following principles:

- The 2005 Plan provides for an aggregate of up to 3,000,000 shares of Pinnacle Common Stock to be available for awards, which amount will increase to 4,750,000 if Proposal 2 is approved by the stockholders, plus the number of shares subject to awards granted under our prior stock plans and the Individual Arrangements that are forfeited, expire or are cancelled after the effective date of the 2005 Plan.
- The 2005 Plan provides for a maximum number of awards under the 2005 Plan that may be issued as incentive stock options of 3,000,000 shares of Pinnacle Common Stock, which amount will increase to 4,750,000 if Proposal 2 is approved by the stockholders.

- Any shares that are subject to awards other than options or stock appreciation rights (including shares delivered in settlement of dividend rights) shall be counted against this limit as 1.4 shares for every one share granted.
- The aggregate number of shares available under the 2005 Plan and the number of shares subject to outstanding options and stock appreciation rights will be increased or decreased to reflect any changes in the outstanding Pinnacle Common Stock by reason of any recapitalization, spin-off, reorganization, reclassification, stock dividend, stock split, reverse stock split, or similar transaction.
- If any shares subject to an award under the 2005 Plan are forfeited, expire, or are terminated without the issuance of shares, the shares shall again be available for award under the 2005 Plan.
- As of March 27, 2008, 263,540 shares remained available for awards under the 2005 Plan (excluding any additional shares available under the 2005 Plan as a result of forfeiture, expiration or other termination of awards under prior plans and the Individual Arrangements).

Under the 2005 Plan, no participant may be granted in any 12-month period:

- options or stock appreciation rights with respect to more than 1,500,000 shares;
- restricted stock, performance awards or other stock unit awards that are denominated in shares with respect to more than 750,000 shares; or
- performance awards or stock unit awards that are valued by reference to cash or property having a maximum dollar value of more than $2,500,000 (excluding awards denominated by reference to a number of shares).

Under the 2005 Plan, the exercise price for an option or stock appreciation right cannot be less than 100% of the fair market value of the underlying shares on the grant date. The 2005 Plan does not permit the repricing of options or stock appreciation rights.

Performance awards under the 2005 Plan are awards that provide payments determined by the achievement of performance goals over a performance period. The Compensation Committee determines the relevant performance goals and the performance period. The performance goals will be based on the attainment of specified levels of, or growth of, one or any combination of (or a formula based on) modified calculations of certain specified factors. The eligible factors include: net sales; pretax income before or after allocation of corporate overhead and bonus; earnings per share; net income; division, group or corporate financial goals; return on stockholders' equity; return on assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the shares or any of our other publicly-traded securities; market share; gross profits; earnings before taxes; earnings before interest and taxes; EBITDA; an adjusted formula of EBITDA; economic value-added models; comparisons with various stock market indices; reductions in costs, and/or return on invested capital of Pinnacle or any affiliate, division or business unit of Pinnacle for or within which the participant is primarily employed. Such performance goals also may be based solely by reference to our performance or the performance of an affiliate, division or business unit of Pinnacle, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies.

We intend that Mr. Lee's bonuses under his employment agreement will be performance awards under the 2005 Plan.

The 2005 Plan provides that it is not the only plan or arrangement under which we may compensate officers, and we reserve the right to pay bonuses or other compensation to our named executive officers in addition to their bonuses or other awards under the 2005 Plan.

Grant of Plan-Based Awards

The following table provides information regarding our grant of plan-based awards made in 2007. During the fiscal year ended December 31, 2007, Daniel R. Lee was the only named executive officer to receive grants of plan-based awards, which consisted of only non-equity incentive plan awards under the 2005 Plan.

	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards		
Name	Threshold ($)	Target ($)	Maximum ($)
Daniel R. Lee	$375,000	$750,000	$1,500,000

Under the terms of his employment agreement and the 2005 Plan, Mr. Lee can earn annual bonuses of up to 150% of his annual salary, with a targeted bonus of 75% of his annual salary, based on meeting certain performance targets with respect to our EBITDA. The EBITDA target is typically based on our total EBITDA with certain adjustments, which we refer to as adjusted EBITDA.

For 2007, the adjusted EBITDA threshold was $143.9 million, at which Mr. Lee would receive a bonus of 37.5% of his base salary and below which Mr. Lee would receive no bonus. The adjusted EBITDA target was $173 million, at which Mr. Lee would receive a bonus of 75% of his base salary. The adjusted EBITDA maximum was $183 million, at which Mr. Lee would receive a bonus of 150% of his base salary. The Compensation Committee certifies in writing that the targets have been met before the bonus is paid. Pinnacle achieved an adjusted EBITDA of approximately $169 million in 2007, as reported in our earnings release furnished in a Current Report on Form 8-K filed on February 26, 2008. In February 2008, the Compensation Committee awarded Mr. Lee a bonus of $733,275, which is slightly less than 75% of his base salary, and approximately 44% less than his prior-year bonus.

For 2007, adjusted EBITDA was defined as earnings before interest income and expense, income taxes, depreciation, amortization, pre-opening and development costs, non-cash share-based compensation, merger termination proceeds, asset impairment costs and write-downs, corporate level litigation settlement costs, gain (loss) on sale of certain assets, gain (loss) on sale of marketable securities, minority interest, loss on early extinguishment of debt and discontinued operations.

The Compensation Committee decided to defer 30% of Mr. Lee's bonus for 2007; the deferred portion of the bonus does not accrue interest, is an unsecured obligation of the Company, and will be paid in three equal installments in January of 2009, 2010 and 2011. Mr. Lee will receive the deferred portion of the bonus only if he is employed on the scheduled payment date, dies, becomes disabled, terminates his employment for "good reason," is terminated by us without "cause" under his employment agreement, or we have a "change of control" as defined in his employment agreement.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding equity award grants held at December 31, 2007 by each of the executive officers named in the Summary Compensation Table.

	Option Awards (a)				Stock Awards (b)	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (c)
Daniel R. Lee	865,801	0	$ 8.45	4/10/2012		
	240,000	360,000(d)	$14.70	5/3/2015		
					12,000	$282,720
Stephen H. Capp	229,391	57,348(e)	$ 6.05	1/11/2013		
	40,000	60,000(f)	$16.92	5/16/2015		
					4,000	$ 94,240
Wade W. Hundley	100,000	0	$ 8.08	9/1/2011		
	50,000	0	$ 9.70	9/1/2011		
	50,000	0	$11.31	9/1/2011		
	75,000	0	$ 5.95	1/29/2012		
	125,000	0	$ 9.62	6/18/2012		
	14,556	21,834(g)	$15.18	5/2/2015		
	35,444	53,166(d)	$14.70	5/3/2015		
	8,000	12,000(f)	$16.92	5/16/2015		
					8,000	$188,840
John A. Godfrey	250,000	0	$ 7.02	8/13/2012		
	40,000	60,000(f)	$16.92	5/16/2015		
					4,000	$ 94,240
Alain Uboldi	15,000	0	$ 6.70	11/5/2011		
	5,000	0	$ 5.95	1/29/212		
	30,000	0	$ 9.62	6/18/2012		
	8,000	2,000(h)	$ 6.75	8/14/2013		
	40,000	60,000(i)	$17.75	2/8/2015		
					4,000	$ 94,240

(a) The option awards were granted pursuant to the Company's 2005 Plan and the Company's 1993, 1996, 2001 and 2002 stock option plans, as well as certain options granted outside of the stockholder approved plans (see the Equity Compensation Plan Information at Fiscal Year-End table below). For option awards issued since June 2002, such awards, including those reflected in the table, vest at a rate of 1/5th per annum.

(b) The stock awards consist of restricted stock granted on October 6, 2006 to each of the named executive officers in accordance with the our 2005 Plan. The restricted stock granted in October 2006 vest in five equal annual installments on January 31 of 2007, 2008, 2009, 2010 and 2011. As of December 31, 2007, there were four remaining annual installments. Upon termination of the executive's employment for any reason, with or without cause, the restricted stock will vest or be terminated and cancelled on the same basis as provided for unvested stock options in the named executive officer's then applicable employment agreement. In no event may the named executive officer transfer any shares that are not vested (or any right or interest therein) to any person in any manner whatsoever, whether voluntarily or by operation of law or otherwise.

(c) The market value of stock awards reported in this column was computed by multiplying $23.56, the closing market price of Pinnacle's stock at December 31, 2007, by the number of shares of stock awarded.

(d) Vesting dates are May 3, 2008, 2009 and 2010.

(e) Vesting date is January 11, 2008.

(f) Vesting dates are May 16, 2008, 2009 and 2010.

(g) Vesting dates are May 2, 2008, 2009 and 2010.

(h) Vesting date is August 14, 2008.

(i) Vesting dates are February 8, 2008, 2009 and 2010.

Option Exercises and Stock Vested

The following table provides information regarding the vesting of restricted stock during the fiscal year ended December 31, 2007. None of the named executive officers have exercised stock options during any fiscal year.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(a)
Daniel R. Lee	3,000	$103,590
Stephen C. Capp	1,000	$ 34,530
Wade H. Hundley	2,000	$ 69,060
John A. Godfrey	1,000	$ 34,530
Alain Uboldi	1,000	$ 34,530

(a) The value realized was determined by multiplying the number of shares of stock by the closing price of Pinnacle Common Stock on the vesting date, January 31, 2007, which was $34.53.

Equity Compensation Plan Information at Fiscal Year-End

Plan category	Number of securities to be issued upon vesting of restricted stock awards and exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders			
Restricted stock awards and stock options (a)	5,436,325(b)	$15.55(b)	473,815
Directors Plan	56,628(c)	$15.62(d)	43,591
Total	5,492,953	$15.55	517,406
Equity compensation plans not approved by security holders (e)	337,540	$ 7.83	0
Total	5,830,493	$15.11	517,406

(a) Consists of:

- shares of Pinnacle Common Stock to be issued upon the exercise of options granted pursuant to the Company's 2005 Plan and the Company's 1993, 1996, 2001 and 2002 stock option plans;
- shares of Pinnacle Common Stock to be issued upon the exercise of options granted outside of our stock option plans to members of the Company's management team and approved by our stockholders; and

- shares of Pinnacle Common Stock to be issued upon the vesting of restricted stock awards pursuant to the Company's 2005 Plan.

The restricted stock awards and stock options have a weighted average remaining contractual life of 6.3 years as of December 31, 2007.

(b) Includes 36,000 shares of restricted stock granted in October 2006.

(c) Consists of shares of Pinnacle Common Stock credited to directors' deferred compensation accounts to be issued pursuant to the Directors Plan, described under "Director Compensation—Amended and Restated Directors Deferred Compensation Plan" above. All such shares are fully vested and payable upon cessation of service as a director.

(d) Based on the purchase price of the shares credited to the directors' deferred compensation accounts under the Directors Plan.

(e) Consists of 250,801 shares of Pinnacle Common Stock issuable upon the exercise of options granted to Daniel R. Lee in 2002 and 86,739 shares of Pinnacle Common Stock issuable upon the exercise of options granted to Stephen H. Capp in 2003. The options granted to Messrs. Lee and Capp in 2002 and 2003, respectively, were granted to each such executive officer in connection with his original retention by the Company.

The exercise price of the options referenced above granted to Mr. Lee is $8.45 and such options vested over a four-year period, which has passed. The options expire on April 10, 2012, subject to certain termination events as governed by the grant of options and Mr. Lee's Employment Agreement.

The exercise price of the options referenced above granted to Mr. Capp is $6.05 and the options vested over a five-year period, which has passed. The options expire on January 11, 2013, subject to certain termination events as governed by the grant of options and Mr. Capp's Employment Agreement.

Upon the approval of the 2005 Plan at the 2005 Annual Meeting, we canceled the 1993, 1996, 2001 and 2002 Stock Option Plans (the "Prior Plans"), so that no further grants or awards will be made under the Prior Plans. However, any shares subject to awards under the Prior Plans which are forfeited, expire or otherwise terminate without issuance of shares, or are settled for cash or otherwise do not result in the issuance of shares, are authorized for issuance under the 2005 Plan. In addition, grants and awards made under the Prior Plans before their cancellation will continue in effect. The stock option grants to Messrs. Lee and Capp, described in footnote (e) above, also continue in effect, and such shares will be authorized for issuance under the 2005 Plan in the event of forfeiture, expiration or termination without issuance of shares.

Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis with the Company's management and, based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee

Lynn P. Reitnouer (Chairman)
Richard J. Goeglein
James L. Martineau

STOCKHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING

Under the Company's Restated Bylaws, stockholders who wish to present proposals for action, or to nominate directors, at the next annual meeting of stockholders of the Company (that is, the next annual meeting following the Annual Meeting to which this Proxy Statement relates) must give written notice thereof to the Secretary of the Company at the address set forth on the cover page of this Proxy Statement in accordance with the then current provisions of the Company's Restated Bylaws. The Bylaws currently require that such notice be given not more than 120 days nor less than 90 days prior to the first anniversary of this year's Annual Meeting (i.e., no earlier than January 20, 2009 and no later than February 19, 2009). If, however, the Company advances the date of the next annual meeting by more than 30 days or delays such date by more than 60 days, notice by the stockholder must be given not earlier than 120 days in advance of such meeting and not after the later of (i) 90 days in advance of such meeting or, (ii) the tenth day following the first public announcement of the date of such meeting by the Company. Stockholder notices must contain the information required by Section 2 of Article I of the Company's Restated Bylaws. If the Company does not have notice of a matter to come before the next annual meeting by February 19, 2009 (or, in the event the next annual meeting is held more than 30 days before or 60 days after the anniversary of this Annual Meeting, then by the date described above relating to such delay or advance in the meeting date), the Company's proxy for such meeting will confer discretionary authority to vote for such matter.

In order to be eligible for inclusion in the Company's proxy statement and proxy card for the next annual meeting pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals would have to be received by the Secretary of the Company no later than December 17, 2008 if the next annual meeting were held on or near May 20, 2009. In the event that the Company elects to hold its next annual meeting more than 30 days before or after the anniversary of this Annual Meeting, such stockholder proposals would have to be received by the Company a reasonable time before the Company begins to print and send its proxy materials. Stockholder nominations of directors are not stockholder proposals within the meaning of Rule 14a-8 and are not eligible for inclusion in the Company's proxy statement.

ANNUAL REPORT TO STOCKHOLDERS AND FORM 10-K AND OTHER MATTERS

The Company's Annual Report to Stockholders, which was mailed to stockholders with or preceding this Proxy Statement, contains financial and other information about the Company, but is not incorporated into this Proxy Statement and is not to be considered a part of these proxy soliciting materials or subject to Regulation 14A or 14C or to the liabilities of Section 18 of the Exchange Act. The information contained in the "Compensation Committee Report," and "The Audit Committee Report" and the Company-operated websites referenced in this Proxy Statement shall not be deemed filed with the SEC or subject to Regulations 14A or 14C or to the liabilities of the Section 18 of the Exchange Act, and shall not be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

THE COMPANY WILL PROVIDE WITHOUT CHARGE A COPY OF ITS ANNUAL REPORT TO STOCKHOLDERS FOR 2007 AND ITS ANNUAL REPORT ON FORM 10-K INCLUDING THE FINANCIAL STATEMENTS AND THE FINANCIAL STATEMENT SCHEDULES AND EXHIBITS, FILED WITH THE SEC FOR FISCAL YEAR 2007 TO ANY BENEFICIAL OWNER OF PINNACLE COMMON STOCK AS OF THE RECORD DATE UPON WRITTEN REQUEST TO PINNACLE ENTERTAINMENT, INC., 3800 HOWARD HUGHES PARKWAY, LAS VEGAS, NV 89169, ATTENTION: LEWIS FANGER, INVESTOR RELATIONS.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 20, 2008: This Proxy Statement and the accompanying Annual Report are available at www.proxyvote.com.

Appendix A

Pinnacle Entertainment, Inc.

Categorical Director Independence Standards

The Board of Directors (the "Board") of Pinnacle Entertainment, Inc. ("Pinnacle") has adopted these Categorical Director Independence Standards to assist the Board in making determinations of director independence in accordance with the rules of the New York Stock Exchange (the "NYSE").

The Board will assess the independence of each director on an annual basis prior to approving director nominees for inclusion in the proxy statement for Pinnacle's annual meeting of shareholders. If a director is appointed to the Board between annual meetings, the Board will assess the director's independence at the time of such appointment. Directors must notify the Board promptly of any change in circumstances that might be perceived as putting the director's independence at issue. If so notified, the Board will reevaluate the director's independence as soon as practicable.

Under these standards, a director will be deemed independent for purposes of service on the Board only if:

(1) the director does not have any relationship described in NYSE Rule 303A.02(b), as such rule may be amended from time to time;

(2) in the event the director has a relationship that exceeds the limits described below, the Board determines in its judgment, after consideration of all relevant facts and circumstances, that the relationship is not material; and

(3) the Board reviews all commercial, banking, consulting, legal, accounting, charitable, familial and other relationships the director has with Pinnacle that are not of a type described below, and determines in its judgment, after consideration of all relevant facts and circumstances, that the relationship is not material.

The fact that a particular relationship or transaction is required to be disclosed in the annual proxy statement under the rules of the Securities and Exchange Commission (the "SEC") will not be dispositive for purposes of determining whether the relationship or transaction is material. If the Board determines that a relationship described in section (2) or (3) above is not material, the basis for that determination will be explained in Pinnacle's annual proxy statement, as required by NYSE Rule 303A.02(a), as such rule may be amended from time to time.

A director shall be deemed not to have a material relationship with Pinnacle if the director satisfies each of the Categorical Standards listed below.

1. ***No Material Employment with Pinnacle***. The director is not, and has not within the past three years been, an employee of Pinnacle, and no member of the director's immediate family is, or within the past three years has been, an executive officer of Pinnacle.

2. ***No Material Direct Compensation from Pinnacle.*** Neither the director nor any of his or her immediate family has received more than $100,000 during any twelve-month period within the past three years in direct compensation from Pinnacle. In calculating such compensation, the following will be excluded: (a) director and committee fees and pension or other forms of deferred compensation for prior service to Pinnacle (provided that such deferred compensation is not contingent in any way on continued service for Pinnacle); and (b) compensation paid to an immediate family member of the director for service as an employee of Pinnacle (other than as an executive officer).

3. ***No Material Affiliation with Pinnacle's Auditor.*** (A) The director is not a current partner, and no immediate family member of the director is a current partner, of a firm that is Pinnacle's internal or external auditor; (B) the director is not a current employee of a firm that is Pinnacle's internal or external auditor; (C) the director has no immediate family member who is a current employee of a firm that is Pinnacle's internal or external auditor and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; and (D) neither

the director nor an immediate family member of the director was, within the last three years (but is no longer), a partner or employee of a firm that is Pinnacle's internal or external auditor and personally worked on Pinnacle's audit within that time.

4. *No Interlocking Directorates*. Neither the director, nor an immediate family member of the director is, or has been within the last three years, employed as an executive officer of another company where any of Pinnacle's present executive officers at the same time serves or served on that company's compensation committee.

5. ***No Material Relationship Involving Company in Business Dealings with Pinnacle.*** The director is not a current executive officer, employee or significant equityholder of, and no immediate family member of the director is a current executive officer of, another company that has made payments to, or has received payments from, Pinnacle for property or services (other than those arising solely from investments in Pinnacle's securities) in an amount which in any of the last three fiscal years exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

6. ***No Material Relationship Involving Law Firm or Investment Banking Firm Providing Services to Pinnacle.*** The director is not a current partner or associate of, or of counsel, to, or an employee of, and no immediate family member of the director is a current managing partner or executive officer of, a law firm or investment banking firm providing service to Pinnacle, wherein the fees paid to such firm by Pinnacle during any fiscal year in each of such firm's three preceding fiscal years exceeded the greater of $1 million or 2% of such firm's consolidated gross revenues.

7. ***No Material Relationship Involving Tax-Exempt or Other Charitable Organizations to which Pinnacle Contributes.*** Neither the director nor an immediate family member of the director is currently an executive officer or director of a tax-exempt or other charitable entity to which Pinnacle has made contributions for the most recently completed fiscal year representing more than the greater of $1 million or 2% of such organization's annual consolidated gross revenues.

8. ***No Material Indebtedness Relationship.*** Neither the director nor an immediate family member of the director is currently an executive officer of another company which is indebted to Pinnacle or to which Pinnacle is indebted, where the total amount of either Pinnacle's or the other company's indebtedness exceeds 5% of the consolidated assets of the indebted company.

9. ***No Material Relationship with a Company in which Pinnacle has Equity Ownership.*** Neither the director nor an immediate family member of the director is currently an executive officer or director of another company in which Pinnacle owns an equity interest greater than 10% of the total equity of such other company.

10. ***No Material Relationship as a Holder of Debt Securities of Pinnacle.*** Neither the director nor an immediate family member of the director holds debt securities of Pinnacle in an aggregate principal amount exceeding the greater of $1 million or 2% of such director's or immediate family member's net worth.

Direct or indirect ownership of even a significant amount of Pinnacle stock by a director (or the director's immediate family member) who is otherwise independent as a result of the application of the foregoing standards will not, by itself, bar an independence finding as to such director. Members of Pinnacle's Audit Committee must also satisfy the independence requirements of Section 10A(m)(3) of the Securities Act of 1934, as amended.

For purposes of these Categorical Standards: (a) "independent" has the meaning ascribed to such term in NYSE Rule 303A.02; (b) "Pinnacle" includes Pinnacle Entertainment, Inc. and its consolidated subsidiaries; (c) an "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home; except that when applying the independence tests described above, Pinnacle need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or have become incapacitated; (d) "executive officer" has the same meaning specified for the term "officer" in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended;[1] and (e) a "significant equityholder" is the owner of 10% or greater voting or economic equity interest in the entity.

The Board may revise these Categorical Standards from time to time, as it deems appropriate, subject to applicable stock exchange listing requirements.

1 The term "officer" shall mean Pinnacle's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of Pinnacle in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for Pinnacle. Officers of Pinnacle's subsidiaries shall be deemed officers of Pinnacle if they perform such policymaking functions for Pinnacle.

Appendix B

2005 Equity and Performance Incentive Plan, As Amended
(Amendment To Be Voted On Is Indicated by Underline for Additions and Strikethrough Text for Deletions)

PINNACLE ENTERTAINMENT, INC.
2005 EQUITY AND PERFORMANCE INCENTIVE PLAN, AS AMENDED

PINNACLE ENTERTAINMENT, INC., a corporation existing under the laws of the State of Delaware (the "**Company**"), hereby establishes and adopts the following 2005 Equity and Performance Incentive Plan (the "**Plan**"). Certain capitalized terms used in the Plan are defined in Article 2.

RECITALS

WHEREAS, the Company desires to encourage high levels of performance by those individuals who are key to the success of the Company, to attract new individuals who are highly motivated and who are expected to contribute to the success of the Company and to encourage such individuals to remain as directors, employees, consultants and/or advisors of the Company and its Affiliates by increasing their proprietary interest in the Company's growth and success; and

WHEREAS, to attain these ends, the Company has formulated the Plan embodied herein to authorize the granting of Awards to Participants whose judgment, initiative and efforts are or have been or are expected to be responsible for the success of the Company.

NOW, THEREFORE, the Company hereby constitutes, establishes and adopts the following Plan and agrees to the following provisions:

ARTICLE I
PURPOSE OF THE PLAN

1.1 *Purpose.* The purpose of the Plan is to assist the Company and its Affiliates in attracting and retaining selected individuals to serve as directors, employees, consultants and/or advisors of the Company who are expected to contribute to the Company's success and to achieve long-term objectives which will inure to the benefit of all stockholders of the Company through the additional incentives inherent in the Awards hereunder.

ARTICLE II
DEFINITIONS

2.1 "**Affiliate**" shall mean (i) any person or entity that directly, or through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company (including any Parent or Subsidiary) or (ii) any entity in which the Company has a significant equity interest, as determined by the Committee.

2.2 "**Applicable Laws**" means the legal requirements relating to the administration of and issuance of securities under stock incentive plans, including, without limitation, the requirements of state corporations law, federal and state securities law, federal and state tax law, and the requirements of any stock exchange or quotation system upon which the Shares may then be listed or quoted. For all purposes of this Plan, references to statutes and regulations shall be deemed to include any successor statutes and regulations, to the extent reasonably appropriate as determined by the Committee.

2.3 "**Award**" shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Performance Award, Dividend Equivalent, Other Stock Unit Award or any other right, interest or option relating to Shares or other property (including cash) granted pursuant to the provisions of the Plan.

2.4 "**Award Agreement**" shall mean any written agreement, contract or other instrument or document evidencing any Award granted by the Committee hereunder.

2.5 "**Board**" shall mean the board of directors of the Company.

2.6 "**Cause**" shall have the meaning set forth in a Participant's employment or consulting agreement with the Company (if any), or if not defined therein, shall mean (i) acts or omissions by the Participant which constitute intentional material misconduct or a knowing violation of a material policy of the Company or any of its subsidiaries, (ii) the Participant personally receiving a benefit in money, property or services from the Company or any of its subsidiaries or from another person dealing with the Company or any of its subsidiaries, in material violation of applicable law or Company policy, (iii) an act of fraud, conversion, misappropriation, or embezzlement by the Participant or his conviction of, or entering a guilty plea or plea of no contest with respect to, a felony, or the equivalent thereof (other than DUI), or (iv) any deliberate and material misuse or improper disclosure of confidential or proprietary information of the Company.

2.7 "**Change of Control**" shall mean the occurrence of any of the following events:

(i) The direct or indirect acquisition by an unrelated "Person" or "Group" of "Beneficial Ownership" (as such terms are defined below) of more than 50% of the voting power of the Company's issued and outstanding voting securities in a single transaction or a series of related transactions;

(ii) The direct or indirect sale or transfer by the Company of substantially all of its assets to one or more unrelated Persons or Groups in a single transaction or a series of related transactions;

(iii) The merger, consolidation or reorganization of the Company with or into another corporation or other entity in which the Beneficial Owners of more than 50% of the voting power of the Company's issued and outstanding voting securities immediately before such merger or consolidation do not own more than 50% of the voting power of the issued and outstanding voting securities of the surviving corporation or other entity immediately after such merger, consolidation or reorganization; or

(iv) During any consecutive two-year period, individuals who at the beginning of such period constituted the Board of the Company (together with any new Directors whose election to such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the Directors of the Company then still in office who were either Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of the Company then in office.

None of the foregoing events, however, shall constitute a Change of Control if such event is not a "Change in Control Event" under IRS Notice 2005-1 or successor IRS guidance. For purposes of determining whether a Change of Control has occurred, the following Persons and Groups shall not be deemed to be "unrelated": (A) such Person or Group directly or indirectly has Beneficial Ownership of more than 50% of the issued and outstanding voting power of the Company's voting securities immediately before the transaction in question, (B) the Company has Beneficial Ownership of more than 50% of the voting power of the issued and outstanding voting securities of such Person or Group, or (C) more than 50% of the voting power of the issued and outstanding voting securities of such Person or Group are owned, directly or indirectly, by Beneficial Owners of more than 50% of the issued and outstanding voting power of the Company's voting securities immediately before the transaction in question. The terms "Person," "Group," "Beneficial Owner," and "Beneficial Ownership" shall have the meanings used in the Exchange Act.

2.8 "**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

2.9 "**Committee**" shall mean the Committee constituted under Section 4.2 to administer this Plan.

2.10 "**Company**" has the meaning set forth in introductory paragraph of the Plan.

2.11 **"Consultant"** means any person, including an advisor, who (i) is a natural person, (ii) provides bona fide services to the Company or a Parent or Subsidiary, and (iii) provides services that are not in connection with the offer or sale of securities in a capital-raising transaction, and that do not directly or indirectly promote or maintain a market for the securities of the Company; provided that the term 'Consultant' does not include (i) Employees or (ii) Directors who are paid only a director's fee by the Company or who are not compensated by the Company for their services as Directors.

2.12 **"Continuous Status as an Employee, Director or Consultant"** means that the employment, director or consulting relationship is not interrupted or terminated by the Company, any Parent or Subsidiary, or by the Employee, Director or Consultant. Continuous Status as an Employee, Director or Consultant will not be considered interrupted in the case of: (i) any leave of absence approved by the Board, including sick leave, military leave, or any other personal leave, provided, that for purposes of Incentive Stock Options, any such leave may not exceed 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract (including certain Company policies) or statute; (ii) transfers between locations of the Company or between the Company, its Parent, its Subsidiaries or its successor; or (iii) in the case of an Award other than an Incentive Stock Option, the ceasing of a person to be an Employee while such person remains a Director or Consultant, the ceasing of a person to be a Director while such person remains an Employee or Consultant or the ceasing of a person to be a Consultant while such person remains an Employee or Director.

2.13 **"Covered Employee"** shall mean a **"covered employee"** within the meaning of Section 162(m)(3) of the Code, or any successor provision thereto.

2.14 **"Director"** shall mean a non-employee member of the Board or a non-employee member of the board of directors of a Parent or Subsidiary.

2.15 **"Disability"** shall mean total and permanent disability as defined in Section 22(e)(3) of the Code.

2.16 **"Dividend Equivalents"** shall have the meaning set forth in Section 12.5.

2.17 **"Employee"** shall mean any employee of the Company or any Parent or Subsidiary.

2.18 **"Exchange Act"** shall mean the Securities Exchange Act of 1934, as amended.

2.19 **"Fair Market Value"** shall mean, with respect to any property other than Shares, the market value of such property determined by such methods or procedures as shall be established from time to time by the Committee. The Fair Market Value of Shares as of any date shall be determined as follows:

(i) If the Shares are listed on any established stock exchange or a national market system, including without limitation, the National Market System of NASDAQ, the Fair Market Value of a Share will be (i) the closing sales price for such Shares (or the closing bid, if no sales are reported) as quoted on that system or exchange (or the system or exchange with the greatest volume of trading in Shares) on the last market trading day prior to the day of determination or (ii) any sales price for such Shares (or the closing bid, if no sales are reported) as quoted on that system or exchange (or the system or exchange with the greatest volume of trading in Shares) on the day of determination, as the Committee may select, in each case as reported in the Wall Street Journal or any other source the Committee considers reliable.

(ii) If the Shares are quoted on the NASDAQ System (but not on the NASDAQ National Market System) or are regularly quoted by recognized securities dealers but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Shares on (i) the last market trading day prior to the day of determination or (ii) the day of determination, as the Committee may select, in each case as reported in the Wall Street Journal or any other source the Committee considers reliable.

(iii) If the Shares are not traded as set forth above, the Fair Market Value will be determined in good faith by the Committee with reference to the earnings history, book value and prospects of the Company in light of market conditions generally, and any other factors the Committee considers appropriate, such determination by the Committee to be final, conclusive and binding.

2.20 "**Family Member**" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant's household (other than a tenant or employee), a trust in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than 50 percent of the voting interests.

2.21 "**Incentive Stock Option**" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

2.22 "**Individual Arrangements**" means the Nonqualified Stock Option Agreement dated as of January 11, 2003 by and between the Company and Stephen H. Capp, and the Nonqualified Stock Option Agreement dated as of April 10, 2002 by and between the Company and Daniel R. Lee.

2.23 "**Limitations**" shall have the meaning set forth in Section 3.2.

2.24 "**Option**" shall mean any right granted to a Participant under the Plan allowing such Participant to purchase Shares at such price or prices and during such period or periods as the Committee shall determine.

2.25 "**Other Stock Unit Award**" shall have the meaning set forth in Section 8.1.

2.26 "**Parent**" means a "parent corporation" with respect to the Company, whether now or later existing, as defined in Section 424(e) of the Code.

2.27 "**Participant**" shall mean an Employee, Director or Consultant who is selected by the Committee to receive an Award under the Plan.

2.28 "**Payee**" shall have the meaning set forth in Section 13.1.

2.29 "**Performance Award**" shall mean any Award of Performance Shares or Performance Units granted pursuant to Article 9.

2.30 "**Performance Period**" shall mean that period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Committee with respect to such Award are to be measured.

2.31 "**Performance Share**" shall mean any grant pursuant to Article 9 of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

2.32 "**Performance Unit**" shall mean any grant pursuant to Article 9 of a unit valued by reference to a designated amount of property (including cash) other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

2.33 "**Prior Plans**" shall mean, collectively, the Company's 1993, 1996, 2001 and 2002 Option Plans, as amended.

2.34 "**Restricted Stock**" shall mean any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such other restrictions as the Committee, in its sole discretion, may impose (including any restriction on the right to vote such Share and the right to receive any dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.35 "**Restricted Period**" shall have the meaning set forth in Section 7.1.

2.36 "**Restricted Stock Award**" shall have the meaning set forth in Section 7.1.

2.37 "**Shares**" shall mean the shares of common stock of the Company, par value $0.10 per share.

2.38 "**Stock Appreciation Right**" shall mean the right granted to a Participant pursuant to Article 6.

2.39 "**Subsidiary**" shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of the granting of the Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

2.40 "**Substitute Awards**" shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

~~**2.41 "Aztar" shall mean Aztar Corporation, a Delaware corporation.**~~

~~**2.42 "Merger Agreement" shall mean that certain Agreement and Plan of Merger, dated as of March 13, 2006, by and among the Company, with its wholly-owned subsidiary, PNK Development 1, Inc., and Aztar.**~~

~~**2.43 "Aztar Acquisition" shall mean the acquisition by the Company of Aztar, whether under the existing Merger Agreement or otherwise.**~~

ARTICLE III
SHARES SUBJECT TO THE PLAN

3.1 *Number of Shares.*

(a) Subject to adjustment as provided in Section 12.2, a total of ~~**3,000,000**~~ **4,750,000** Shares shall be authorized for grant under the Plan~~**, plus up to an aggregate of an additional 1,500,000 Shares subject to and effective only upon the consummation of the Aztar Acquisition**~~, plus any Shares subject to awards granted under the Prior Plans and Individual Arrangements, which such awards are forfeited, expire or otherwise terminate without issuance of Shares, or are settled for cash or otherwise do not result in the issuance of Shares, on or after the effective date of this Plan. Any Shares that are subject to Awards of Options or Stock Appreciation Rights shall be counted against this limit as one Share for every one Share granted. Any Shares that are subject to Awards other than Options or Stock Appreciation Rights (including, but not limited to, Shares delivered in satisfaction of Dividend Equivalents) shall be counted against this limit as 1.4 Shares for every one Share granted.

(b) If any Shares subject to an Award or to an award under the Prior Plans or Individual Arrangements are forfeited, expire or otherwise terminate without issuance of such Shares, or any Award or award under the Prior Plans or Individual Arrangements is settled for cash or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award, the Shares shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, again be available for Awards under the Plan, subject to Section 3.1(e) below.

(c) In the event that (i) any Option or other Award granted under this Plan or any option or award granted under the Prior Plans or Individual Arrangements is exercised through the tendering of Shares (either actually, by attestation, or by the giving of instructions to a broker to remit to the Company that portion of the sales price required to pay the exercise price) or by the withholding of Shares by the Company, or (ii) withholding tax liabilities arising from such Options or Awards under this Plan or options or awards under a Prior Plan or an Individual Arrangement are satisfied by the tendering of Shares (either actually, by attestation, or by the giving of instructions to a broker to remit to the Company that portion of the sales price required to pay the exercise price) or by the withholding of Shares by the Company, then the Shares so tendered or withheld shall not again be available for Awards under the Plan.

(d) Substitute Awards shall not reduce the Shares authorized for issuance under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines, has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for issuance under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were employees, directors or consultants of such acquired or combined company before such acquisition or combination.

(e) Any Shares that again become available for grant pursuant to this Article 3 shall be added back as one Share if such Shares were subject to Options or Stock Appreciation Rights granted under the Plan or options or stock appreciation rights granted under the Prior Plans or Individual Arrangements, and as 1.4 Shares if such Shares were subject to Awards other than Options or Stock Appreciation Rights granted under the Plan.

3.2 *Limitations on Grants to Individual Participant.* Subject to adjustment as provided in Section 12.2, no Participant may be granted (i) Options or Stock Appreciation Rights during any 12-month period with respect to more than 1,500,000 Shares, or (ii) Restricted Stock, Performance Awards and/or Other Stock Unit Awards that are denominated in Shares in any 12-month period with respect to more than 750,000 Shares (the "**Limitations**"). In addition to the foregoing, the maximum dollar value payable to any Participant in any 12-month period with respect to Performance Awards and/or Other Stock Unit Awards that are valued with reference to cash or property other than Shares is $2,500,000. If an Award is cancelled, the cancelled Award shall continue to be counted toward the applicable Limitations.

3.3 *Character of Shares.* Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise.

ARTICLE IV
ELIGIBILITY AND ADMINISTRATION

4.1 *Eligibility.* Any Employee, Director or Consultant shall be eligible to be selected as a Participant. Only Employees may receive awards of Incentive Stock Options.

4.2 *Administration.*

(a) The Plan shall be administered by the Committee, constituted as follows:

(i) The Committee will consist of the Board, or a committee designated by the Board, which Committee will be constituted to satisfy Applicable Laws. Once appointed, a Committee will serve in its designated capacity until otherwise directed by the Board. The Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and substitute new members, fill vacancies (however caused), and remove all members of the Committee and thereafter directly administer the Plan. Notwithstanding the foregoing, unless the Board expressly resolves to the contrary, while the Company is registered pursuant to Section 12 of the Exchange Act, the Plan will be administered only by the Compensation Committee of the Board (or such other committee designated by the Compensation Committee of the Board), consisting of no fewer than two Directors, each of whom is (A) a "non-employee director" within the meaning of Rule 16b-3 (or any successor rule) of the Exchange Act, (B) an "outside director" within the meaning of Section 162(m)(4)(C)(i) of the Code, and (C) an "independent director" for purpose of the rules and regulations of the New York Stock Exchange or other exchange or quotation system on which the Shares are principally traded; provided, however, the failure of the Committee to be composed solely of individuals who are "non-employee directors," "outside directors," and "independent directors" shall not render ineffective or void any awards or grants made by, or other actions taken by, such Committee.

(ii) The Plan may be administered by different bodies with respect to Directors, officers who are not Directors, and Employees and Consultants who are neither Directors nor officers, and Covered Employees.

(b) The Committee shall have full discretion, power and authority, subject to the provisions of the Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to: (i) select the Employees, Consultants and Directors to whom Awards may from time to time be granted hereunder; (ii) determine the type or types of Awards, not inconsistent with the provisions of the Plan, to be granted to each Participant hereunder; (iii) determine the number of Shares to be covered by each Award granted hereunder; (iv) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder and the form and content of any Award Agreement; (v) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property, subject to the provisions of the Plan; (vi) determine whether, to what extent and under what circumstances any Award shall be modified, amended, canceled or suspended; (vii) interpret and administer the Plan and any instrument or agreement entered into under or in connection with the Plan, including any Award Agreement; (viii) correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect; (ix) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (x) determine whether any Award will have Dividend Equivalents; (xi) determine whether, to what extent, and under what circumstances cash, Shares, or other property payable with respect to an Award shall be deferred either automatically or at the election of the Participant; provided that the Committee shall take no action that would subject the Participant to a penalty tax under Section 409A of the Code; and (xii) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan.

(c) Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Participant, any stockholder and any Employee or any Affiliate. A majority of the members of the Committee may determine its actions and fix the time and place of its meetings.

(d) The Committee may delegate to a committee of one or more Directors of the Company or, to the extent permitted by Applicable Law, to one or more officers or a committee of officers, the authority to grant Awards to Employees and officers of the Company who are not Directors, Covered Employees, or "officers," as such term is defined by Rule 16a-1(f) of the Exchange Act, and to cancel or suspend Awards to Employees and officers of the Company who are not Directors, Covered Employees, or "officers," as such term is defined by Rule 16a-1(f) of the Exchange Act.

ARTICLE V
OPTIONS

5.1 *Grant of Options.* Options may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Any Option shall be subject to the terms and conditions of this Article 5 and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

5.2 *Award Agreements.* All Options granted pursuant to this Article 5 shall be evidenced by a written Award Agreement in such form and containing such terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the Plan. Granting of an Option pursuant to the Plan shall impose no obligation on the recipient to exercise such Option. Any individual who is granted an Option pursuant to this Article 5 may hold more than one Option granted pursuant to the Plan at the same time.

5.3 *Option Price.* Other than in connection with Substitute Awards, the option price per each Share purchasable under any Option granted pursuant to this Article 5 shall not be less than 100% of the Fair Market Value of such Share on the date of grant of such Option. Other than pursuant to Section 12.2, the Committee shall not be permitted to (a) lower the option price per Share of an Option after it is granted, (b) cancel an Option when the option price per Share exceeds the Fair Market Value of the underlying Shares in exchange for another Award (other than in connection with Substitute Awards), and (c) take any other action with respect to an Option that may be treated as a repricing under the rules and regulations of the New York Stock Exchange or other exchange or quotation system on which the Shares are principally traded.

5.4 *Option Period.* The term of each Option shall be fixed by the Committee in its sole discretion; provided that no Option shall be exercisable after the expiration of ten years from the date the Option is granted.

5.5 *Exercise of Options.* Vested Options granted under the Plan shall be exercised by the Participant or by a Permitted Assignee thereof (or by the Participant's executors, administrators, guardian, beneficiary, or legal representative, or Family Members, as may be provided in an Award Agreement) as to all or part of the Shares covered thereby, by the giving of written notice of exercise to the Company or its designated agent, specifying the number of Shares to be purchased, accompanied by payment of the full purchase price for the Shares being purchased. Unless otherwise provided in an Award Agreement, full payment of such purchase price shall be made at the time of exercise and shall be made (a) in cash or by certified check or bank check or wire transfer of immediately available funds, (b) with the consent of the Committee, by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value) that have been owned for a period of at least six months (or such other period to avoid accounting charges against the Company's earnings), (c) with the consent of the Committee, by delivery of other consideration (including, where permitted by law and the Committee, other Awards) having a Fair Market Value on the exercise date equal to the total purchase price, (d) with the consent of the Committee, by withholding Shares otherwise issuable in connection with the exercise of the Option, (e) with the consent of the Committee, by delivery of a properly executed exercise notice together with any other documentation as the Committee and the Participant's broker, if applicable, require to effect an exercise of the Option and delivery to the Company of the sale or other proceeds (as permitted by Applicable Law) required to pay the exercise price, , (f) through any other method specified in an Award Agreement, or (g) any combination of any of the foregoing. In connection with a tender of previously acquired Shares pursuant to clause (b) above, the Committee, in its sole discretion, may permit the Participant to constructively exchange Shares already owned by the Participant in lieu of actually tendering such Shares to the Company, provided that adequate documentation concerning the ownership of the Shares to be constructively tendered is furnished in form satisfactory to the Committee. The notice of exercise, accompanied by such payment, shall be delivered to the Company at its principal business office or such other office as the Committee may from time to time direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may from time to time prescribe. In no event may any Option granted hereunder be exercised for a fraction of a Share. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date of such issuance.

5.6 *Form of Settlement.* In its sole discretion, the Committee may provide, at the time of grant, that the Shares to be issued upon an Option's exercise shall be in the form of Restricted Stock or other similar securities, or may reserve the right so to provide after the time of grant.

5.7 *Incentive Stock Options.* With respect to the Options that may be granted by the Committee under the Plan, the Committee may grant Options intended to qualify as Incentive Stock Options to any Employee of the Company or any Parent or Subsidiary, subject to the requirements of Section 422 of the Code. The Award Agreement of an Option intended to qualify as an Incentive Stock Option shall designate the Option as an Incentive Stock Option Notwithstanding anything in Section 3.1 to the contrary and solely for the purposes of determining whether Shares are available for the grant of Incentive Stock Options under the Plan, the maximum aggregate number of Shares with respect to which Incentive Stock Options may be granted under the Plan shall be **~~3,000,000 Shares plus up to an aggregate additional 1,500,000 Shares subject to and effective only upon the consummation of the Aztar Acquisition~~** **4,750,000 Shares**. Notwithstanding the provisions of Section 5.3, in the case of an Incentive Stock Option granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent of the voting power of all classes of capital stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the date of grant. Notwithstanding the provisions of Section 5.4, in the case of an Incentive Stock Option granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent of the voting power of all classes of capital stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five years from the date of grant or any shorter term specified in the Award Agreement. Notwithstanding the foregoing, if the Shares subject to an Employee's Incentive Stock Options (granted under all plans of the Company or any Parent or Subsidiary), which become exercisable for the first time during any calendar year, have a Fair Market Value in excess of $100,000, the Options accounting for this excess will be not be treated as Incentive Stock Options. For purposes of the preceding sentence, Incentive Stock Options will be taken into account in the order in which they were granted, and the Fair Market Value of the Shares will be determined as of the time of grant.

5.8 *Termination of Employment or Consulting Relationship or Directorship.* If a Participant holds exercisable Options on the date his or her Continuous Status as an Employee, Director or Consultant terminates (other than because of termination due to Cause, death or Disability), the Participant may exercise the Options that were vested and exercisable as of the date of termination until the end of the original term or for a period of 90 days following such termination, whichever is earlier (or such other period as is set forth in the Award Agreement or determined by the Committee). If the Participant is not entitled to exercise his or her entire Option at the date of such termination, the Shares covered by the unexercisable portion of the Option will revert to the Plan, unless otherwise set forth in the Award Agreement or determined by the Committee. The Committee may determine in its sole discretion that such unexercisable portion of the Option will become exercisable at such times and on such terms as the Committee may determine in its sole discretion. If the Participant does not exercise an Option within the time specified above after termination, that Option will expire, and the Shares covered by it will revert to the Plan, except as otherwise determined by the Committee.

5.9 *Disability of Participant.* If a Participant holds Options on the date his or her Continuous Status as an Employee, Director or Consultant terminates because of Disability, the Participant may exercise the Options that were vested or unvested as of the date of termination until the end of the original term or for a period of 36 months following such termination, whichever is earlier (or such other period as is set forth in the Award Agreement or determined by the Committee). If the Participant does not exercise an Option within the time specified above after termination, that Option will expire, and the Shares covered by it will revert to the Plan, except as otherwise determined by the Committee.

5.10 *Death of Participant.* If a Participant holds Options on the date his or her death, the Participant's estate or a person who acquired the right to exercise the Option by bequest or inheritance or under Section 12.3 may exercise the Options that were vested or unvested as of the date of death until the end of the original term or for a period of 36 months following the date of death, whichever is earlier (or such other period as is set forth in the Award Agreement or determined by the Committee). If the Participant's estate or a person who acquired the right to exercise the Option by bequest or inheritance or under Section 12.3 does not exercise an Option within the time specified above after termination, that Option will expire, and the Shares covered by it will revert to the Plan, except as otherwise determined by the Committee.

ARTICLE VI
STOCK APPRECIATION RIGHTS

6.1 *Grant and Exercise.* The Committee may provide Stock Appreciation Rights either alone or in addition to other Awards upon such terms and conditions as the Committee may establish in its sole discretion.

6.2 *Terms and Conditions.* Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee, including the following:

(a) Upon the exercise of a Stock Appreciation Right, the holder shall have the right to receive the excess of (i) the Fair Market Value of one Share on the date of exercise or such other amount as the Committee shall so determine at any time during a specified period before the date of exercise over (ii) the grant price of the right on the date of grant, which, except in the case of Substitute Awards or in connection with an adjustment provided in Section 12.2, shall not be less than the Fair Market Value of one Share on such date of grant of the right.

(b) Upon the exercise of a Stock Appreciation Right, payment shall be made in whole Shares, or cash to the extent permissible without penalty to the Participant under Section 409A of the Code.

(c) The provisions of Stock Appreciation Rights need not be the same with respect to each recipient.

(d) The Committee may impose such other conditions or restrictions on the terms of exercise and the exercise price of any Stock Appreciation Right, as it shall deem appropriate. In connection with the foregoing, the Committee shall consider the applicability and effect of Section 162(m) of the Code. Notwithstanding the foregoing provisions of this Section 6.2, but subject to Section 12.2, a Stock Appreciation Right shall not have (i) an exercise price less than Fair Market Value on the date of grant, or (ii) a term of greater than ten years. In addition to the foregoing, but subject to Section 12.2, the base amount of any Stock Appreciation Right shall not be reduced after the date of grant. The Committee shall take no action under this Article 6 that would subject a Participant to a penalty tax under Section 409A of the Code.

6.3 *Termination of Employment or Consulting Relationship or Directorship.* If a Participant holds exercisable Stock Appreciation Rights on the date his or her Continuous Status as an Employee, Director or Consultant terminates (other than because of termination due to Cause, death or Disability), the Participant may exercise the Stock Appreciation Rights that were vested and exercisable as of the date of termination until the end of the original term or for a period of 90 days following such termination, whichever is earlier (or such other period as is set forth in the Award Agreement or determined by the Committee). If the Participant is not entitled to exercise his or her entire Stock Appreciation Right at the date of such termination, the Shares covered by the unexercisable portion of the Stock Appreciation Right will revert to the Plan, unless otherwise set forth in the Award Agreement or determined by the Committee. The Committee may determine in its sole discretion that such unexercisable portion of the Stock Appreciation Right will become exercisable at such times and on such terms as the Committee may determine in its sole discretion. If the Participant does not exercise a Stock Appreciation Right within the time specified above after termination, that Stock Appreciation Right will expire, and the Shares covered by it will revert to the Plan, except as otherwise determined by the Committee.

6.4 *Disability of Participant.* If a Participant holds Stock Appreciation Rights on the date his or her Continuous Status as an Employee, Director or Consultant terminates because of Disability, the Participant may exercise the Stock Appreciation Rights that were vested or unvested as of the date of termination until the end of the original term or for a period of 36 months following such termination, whichever is earlier (or such other period as is set forth in the Award Agreement or determined by the Committee). If the Participant does not exercise a Stock Appreciation Right within the time specified above after termination, that Stock Appreciation Right will expire, and the Shares covered by it will revert to the Plan, except as otherwise determined by the Committee.

6.5 *Death of Participant.* If a Participant holds Stock Appreciation Rights on the date his or her death, the Participant's estate or a person who acquired the right to exercise the Stock Appreciation Rights by bequest or inheritance or under Section 12.3 may exercise the Stock Appreciation Rights that were vested or unvested as of the date of death until the end of the original term or for a period of 36 months following the date of death, whichever is earlier (or such other period as is set forth in the Award Agreement or determined by the Committee). If the Participant's estate or a person who acquired the right to exercise the Stock Appreciation Right by bequest or inheritance or under Section 12.3 does not exercise the Stock Appreciation Right within the time specified above after termination, that Stock Appreciation Right will expire, and the Shares covered by it will revert to the Plan, except as otherwise determined by the Committee.

ARTICLE VII
RESTRICTED STOCK AWARDS

7.1 *Grants.* Awards of Restricted Stock may be issued hereunder to Participants either alone or in addition to other Awards granted under the Plan (a "**Restricted Stock Award**"). A Restricted Stock Award shall be subject to restrictions imposed by the Committee covering a period of time specified by the Committee (the "**Restriction Period**"). The provisions of Restricted Stock Awards need not be the same with respect to each recipient. The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any Affiliate as a condition precedent to the issuance of Restricted Stock.

7.2 *Award Agreements.* The terms of any Restricted Stock Award granted under the Plan shall be set forth in a written Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan.

7.3 *Rights of Holders of Restricted Stock.* Except as otherwise provided in the Award Agreement, beginning on the date of grant of the Restricted Stock Award and subject to execution of the Award Agreement, the Participant shall become a shareholder of the Company with respect to all Shares subject to the Award Agreement and shall have all of the rights of a shareholder, including the right to vote such Shares and the right to receive distributions made with respect to such Shares; provided, however that any Shares or any other property (other than cash) distributed as a dividend or otherwise with respect to any Restricted Shares as to which the restrictions have not yet lapsed shall be subject to the same restrictions as such Restricted Shares.

ARTICLE VIII
OTHER STOCK UNIT AWARDS

8.1 *Other Stock Unit Awards.* Other Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other property ("**Other Stock Unit Awards**") may be granted hereunder to Participants, either alone or in addition to other Awards granted under the Plan, and such Other Stock Unit Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan. Other Stock Unit Awards shall be paid in Shares or cash. Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Employees, Consultants and Directors to whom and the time or times at which such Other Stock Unit Awards shall be made, the number of Shares to be granted pursuant to such Awards, and all other conditions of the Awards. The provisions of Other Stock Unit Awards need not be the same with respect to each recipient.

8.2 *Terms and Conditions.* Shares (including securities convertible into Shares) subject to Awards granted under this Article 8 may be issued for no consideration or for such minimum consideration as may be required by Applicable Law. Shares (including securities convertible into Shares) purchased pursuant to a purchase right awarded under this Article 8 shall be purchased for such consideration as the Committee shall determine in its sole discretion.

ARTICLE IX
PERFORMANCE AWARDS

9.1 *Terms of Performance Awards.* Performance Awards may be issued hereunder to Participants, for no consideration or for such minimum consideration as may be required by Applicable Law, either alone or in addition to other Awards granted under the Plan. The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award; provided, however, that a Performance Period shall not be shorter than six months nor longer than five years. Except as provided in Article 11 or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee at the time of payment. The performance goals to be achieved for each Performance Period shall be conclusively determined by the Committee and may be based upon the criteria set forth in Section 10.2. The amount of the Award to be distributed shall be conclusively determined by the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period.

ARTICLE X
CODE SECTION 162(m) PROVISIONS

10.1 *Covered Employees.* Notwithstanding any other provision of the Plan, if the Committee determines at the time Restricted Stock, a Performance Award or an Other Stock Unit Award is granted to a Participant who is, or is likely to be, as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award, a Covered Employee, then the Committee may provide that this Article 10 is applicable to such Award.

10.2 *Performance Criteria.* If Restricted Stock, a Performance Award or an Other Stock Unit Award is subject to this Article 10, then the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee, which shall be based on the attainment of specified levels, or growth, of one or any combination of the following: net sales; pretax income before allocation of corporate overhead and bonus; earnings per share; net income; division, group or corporate financial goals; return on stockholders' equity; return on assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company; market share; gross profits; earnings before taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization ("**EBITDA**"); economic value-added models; comparisons with various stock market indices; reductions in costs, and/or return on invested capital of the Company or any Affiliate, division or business unit of the Company for or within which the Participant is primarily employed. Such performance goals also may be based solely by reference to the Company's performance or the performance of an Affiliate, division or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. In setting performance goals, the committee may specify objective adjustments to any of the foregoing measures for items that it determines will not properly reflect the Company's financial performance for these purposes, such as the write-off of debt issuance costs, pre-opening and development costs, gain or loss from asset dispositions, asset or other impairment charges, litigation settlement costs, and other non-routine items that the Committee foresees may occur during the Performance Period. The Committee may also exclude the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations and charges for extraordinary items, (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (c) a change in accounting standards required by generally accepted accounting principles. Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code, or any successor provision thereto, and the regulations thereunder.

10.3 *Adjustments.* Notwithstanding any provision of the Plan (other than Article 11), with respect to any Restricted Stock, Performance Award or Other Stock Unit Award that is subject to this Article 10, the Committee may adjust downward, but not upward, the amount payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance goals, except in the case of the death or Disability of the Participant or the occurrence of a Change of Control.

10.4 *Determination of Performance.* Prior to the vesting, payment, settlement or lapsing of any restrictions with respect to any Restricted Stock, Performance Award or Other Stock Unit Award that is subject to this Article 10, the Committee shall certify in writing that the applicable performance goals have been achieved to the extent necessary for such Award to qualify as "performance based compensation" within the meaning of Section 162(m)(4)(C) of the Code.

10.5 *Restrictions.* The Committee shall have the power to impose such other restrictions on Awards subject to this Article 10 as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, or which are not inconsistent with such requirements.

ARTICLE XI
CHANGE OF CONTROL PROVISIONS

11.1 *Impact of Change of Control.* The terms of any Award may provide in the Award Agreement evidencing the Award, or the Committee may determine in its discretion, that, upon a Change of Control of the Company, (a) Options and Stock Appreciation Rights outstanding as of the date of the Change of Control immediately vest and become fully exercisable, (b) restrictions and deferral limitations on Restricted Stock lapse and the Restricted Stock become free of all restrictions and limitations and become fully vested, (c) all Performance Awards shall be considered to be earned and payable (either in full or pro-rata based on the portion of Performance Period completed as of the date of the Change of Control), and any deferral or other restriction shall lapse and such Performance Awards shall be immediately settled or distributed, (d) the restrictions and deferral limitations and other conditions applicable to any Other Stock Unit Awards or any other Awards shall lapse, and such Other Stock Unit Awards or such other Awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant, and (e) such other additional benefits, changes or adjustments as the Committee deems appropriate **and fair** shall apply, subject in each case to any terms and conditions contained in the Award Agreement evidencing such Award. Notwithstanding any other provision of the Plan, the Committee, in its discretion, may determine that, upon the occurrence of a Change of Control of the Company, (a) each Option and Stock Appreciation Right shall remain exercisable for only a limited period of time determined by the Committee (provided that they remain exercisable for at least 30 days after notice of such action is given to the Participants), or (b) each Option and Stock Appreciation Right outstanding shall terminate within a specified number of days after notice to the Participant, and such Participant shall receive, with respect to each Share subject to such Option or Stock Appreciation Right, an amount equal to the excess of the Fair Market Value of such Share immediately prior to the occurrence of such Change of Control over the exercise price per share of such Option and/or Stock Appreciation Right; such amount to be payable in cash, in one or more kinds of stock or property (including the stock or property, if any, payable in the transaction) or in a combination thereof, as the Committee, in its discretion, shall determine. Notwithstanding the foregoing and the provisions of Section 11.2, the Committee will take no action that would subject any Participant to a penalty tax under Section 409A of the Code.

11.2 *Assumption Upon Change of Control.* Notwithstanding the foregoing, the terms of any Award Agreement may also provide that, if in the event of a Change of Control the successor company assumes or substitutes for an Option, Stock Appreciation Right, Share of Restricted Stock or Other Stock Unit Award, then each outstanding Option, Stock Appreciation Right, Share of Restricted Stock or Other Stock Unit Award shall not be accelerated as described in Sections 11.1(a), (b) and (d). For the purposes of this Section 11.2, an Option, Stock Appreciation Right, Share of Restricted Stock or Other Stock Unit Award shall be considered assumed or substituted for if following the Change of Control the award confers the right to purchase or receive, for each

Share subject to the Option, Stock Appreciation Right, Restricted Stock Award or Other Stock Unit Award immediately prior to the Change of Control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting a Change of Control by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the transaction constituting a Change of Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an Option, Stock Appreciation Right, Restricted Stock Award or Other Stock Unit Award, for each Share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of Shares in the transaction constituting a Change of Control. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding. Any assumption or substitution of an Incentive Stock Option will be made in a manner that will not be considered a "modification" under the provisions of Section 424(h)(3) of the Code. Notwithstanding the foregoing, on such terms and conditions as may be set forth in an Award Agreement, in the event of a termination of a Participant's employment in such successor company within a specified time period following such Change of Control, each Award held by such Participant at the time of the Change of Control shall be accelerated as described in Sections 11.1(a), (b) and (d) above.

ARTICLE XII
GENERALLY APPLICABLE PROVISIONS

12.1 *Amendment and Modification of the Plan.* The Board may, from time to time, alter, amend, suspend or terminate the Plan as it shall deem advisable, subject to any requirement for stockholder approval imposed by Applicable Law; provided that the Board may not amend the Plan in any manner that would result in noncompliance with Rule 16b-3 of the Exchange Act; and further provided that the Board may not, without the approval of the Company's stockholders, amend the Plan to (a) increase the number of Shares that may be the subject of Awards under the Plan (except for adjustments pursuant to Section 12.2), (b) expand the types of awards available under the Plan, (c) materially expand the class of persons eligible to participate in the Plan, (d) amend any provision of Section 5.3, (e) increase the maximum permissible term of any Option specified by Section 5.4, or (f) amend any provision of Section 3.2. In addition, no amendments to, or termination of, the Plan (other than by reason of the failure of stockholders to approve the Plan in the manner set forth in Section 13.12) shall in any way impair the rights of a Participant under any Award previously granted without such Participant's consent.

12.2 *Adjustments.* In the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions shall be made to the Plan and to Awards as the Committee, in its sole discretion, deems equitable or appropriate, including such adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan and, in the aggregate or to any one Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company) as the Committee may determine to be appropriate in its sole discretion; provided, however, that the number of Shares subject to any Award shall always be a whole number. Where an adjustment under this Section 12.2 is made to an Incentive Stock Option, the adjustment will be made in a manner which will not be considered a "modification" under the provisions of subsection 424(h)(3) of the Code.

12.3 *Transferability of Awards.* Except as provided below, and except as otherwise authorized by the Committee in an Award Agreement, no Award, and no Shares subject to Awards that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, may be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution, and such

Award may be exercised during the life of the Participant only by the Participant or the Participant's guardian or legal representative. Notwithstanding the foregoing, to the extent that the Committee so authorizes in the Award Agreement or otherwise, an Award other than an Incentive Stock Option may be assigned, in whole or in part, during the Participant's lifetime to one or more Family Members of the Participant. Rights under the assigned portion may be exercised by the Family Member(s) who acquire a proprietary interest in such Award pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the Award immediately before such assignment and shall be set forth in such documents issued to the assignee as the Committee deems appropriate.

(a) *Designation of Beneficiary.* A Participant may file a written designation of a beneficiary who is to receive any Awards that remain unexercised in the event of the Participant's death. If a Participant is married and the designated beneficiary is not the spouse, spousal consent will be required for the designation to be effective. The Participant may change such designation of beneficiary at any time by written notice to the Committee, subject to the above spousal consent requirement.

(b) *Effect of No Designation.* If a Participant dies and there is no beneficiary validly designated and living at the time of the Participant's death, the Company will deliver such Participant's Awards to the executor or administrator of his or her estate, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Awards to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

(c) *Death of Spouse or Dissolution of Marriage.* If a Participant designates his or her spouse as beneficiary, that designation will be deemed automatically revoked if the Participant's marriage is later dissolved. Similarly, any designation of a beneficiary will be deemed automatically revoked upon the death of the beneficiary if the beneficiary predeceases the Participant. Without limiting the generality of the preceding sentence, the interest in Awards of a spouse of a Participant who has predeceased the Participant or whose marriage has been dissolved will automatically pass to the Participant, and will not be transferable by such spouse in any manner, including but not limited to such spouse's will, nor will any such interest pass under the laws of intestate succession.

12.4 *Termination of Employment.* The Committee shall determine and set forth in each Award Agreement whether any Awards granted in such Award Agreement will continue to be exercisable, and the terms of such exercise, on and after the date that a Participant ceases to be employed by or to provide services to the Company or any Affiliate (including as a Director), whether by reason of death, disability, voluntary or involuntary termination of employment or services, or otherwise. The date of termination of a Participant's employment or services will be determined by the Committee, which determination will be final.

12.5 *Dividend Equivalents.* Subject to the provisions of the Plan and any Award Agreement, the recipient of an Award (including any deferred Award) may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, cash, stock or other property dividends, or cash payments in amounts equivalent to stock or other property dividends on Shares (**"Dividend Equivalents"**) with respect to the number of Shares covered by the Award, as determined by the Committee, in its sole discretion, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested.

ARTICLE XIII
MISCELLANEOUS

13.1 *Tax Withholding.* The Company shall have the right to make all payments or distributions pursuant to the Plan to a Participant (or to the Participant's executors, administrators, guardian, beneficiary, or legal representative, or Family Members) (any such person, a **"Payee"**) net of any applicable Federal, State and local taxes required to be paid or withheld as a result of (a) the grant of any Award, (b) the exercise of an Option or Stock Appreciation Rights, (c) the delivery of Shares or cash, (d) the lapse of any restrictions in connection with any Award, or (e) any other event occurring pursuant to the Plan. The Company or any Affiliate shall have the right to withhold from wages or other amounts otherwise payable to such Payee such withholding taxes as may be required by law, or to otherwise require the Payee to pay such withholding taxes. If the Payee shall fail to make such tax payments as are required, the Company or its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Payee or to take such other action as may be necessary to satisfy such withholding obligations. The Committee shall be authorized to establish procedures for election by Participants to satisfy such obligation for the payment of such taxes by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value) that have been owned for a period of at least six months (or such other period to avoid accounting charges against the Company's earnings), or by directing the Company to retain Shares (up to the employee's minimum required tax withholding rate) otherwise deliverable in connection with the Award. If Shares acquired upon exercise of any Incentive Stock Option are disposed of in a disposition that, under Section 422 of the Code, disqualifies the holder from the application of Section 421(a) of the Code, the holder of the Shares immediately before the disposition will comply with any requirements imposed by the Company in order to enable the Company to secure the related income tax deduction to which it is entitled in such event.

13.2 *Right of Discharge Reserved; Claims to Awards.* Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Employee, Consultant or Director the right to continue in the employment or service of the Company or any Affiliate or affect any right that the Company or any Affiliate may have to terminate the employment or service of (or to demote or to exclude from future Awards under the Plan) any such Employee, Consultant or Director at any time for any reason. The Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of termination of an employment or other relationship. No Employee or Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees or Participants under the Plan.

13.3 *Prospective Recipient.* The prospective recipient of any Award under the Plan shall not, with respect to such Award, be deemed to have become a Participant, or to have any rights with respect to such Award, until and unless such recipient shall have executed an agreement or other instrument evidencing the Award and delivered a copy thereof to the Company, and otherwise complied with the then applicable terms and conditions.

13.4 *Cancellation of Award.* Notwithstanding anything to the contrary contained herein, all outstanding Awards granted to any Participant may be canceled in the discretion of the Committee if the Participant's Continuous Status as an Employee, Director or Consultant is terminated for Cause, or if, after the termination of the Participant's Continuous Status as an Employee, Director, or Consultant, the Committee determines that Cause existed before such termination.

13.5 *Stop Transfer Orders.* All certificates for Shares delivered under the Plan pursuant to any Award shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the provisions of this Plan, the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Shares are then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

13.6 *Nature of Payments.* All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company or any Affiliate, division or business unit of the Company. Any income or gain realized pursuant to Awards under the Plan and any Stock Appreciation Rights constitute a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under Applicable Law, as compensation for purposes of any of the employee benefit plans of the Company or any Affiliate except as may be determined by the Committee or by the Board or board of directors of the applicable Affiliate.

13.7 *Other Plans.* Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

13.8 *Severability.* If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction, such provision shall (a) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect, and (b) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable by a court of competent jurisdiction, such unlawfulness, invalidity or unenforceability shall not prevent any other payment or benefit from being made or provided under the Plan, and if the making of any payment in full or the provision of any other benefit required under the Plan in full would be unlawful or otherwise invalid or unenforceable, then such unlawfulness, invalidity or unenforceability shall not prevent such payment or benefit from being made or provided in part, to the extent that it would not be unlawful, invalid or unenforceable, and the maximum payment or benefit that would not be unlawful, invalid or unenforceable shall be made or provided under the Plan.

13.9 *Construction.* All references in the Plan to "**Section,**" "**Sections,**" or "**Article**" are intended to refer to the Section, Sections or Article, as the case may be, of the Plan. As used in the Plan, the words "**include**" and "**including,**" and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "**without limitation.**"

13.10 *Unfunded Status of the Plan.* The Plan is intended to constitute an "**unfunded**" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver the Shares or payments in lieu of or with respect to Awards hereunder; provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

13.11 *Governing Law.* The Plan and all determinations made and actions taken thereunder, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed accordingly.

13.12 *Effective Date of Plan; Termination of Plan.* The Plan shall be effective on the date of its adoption by the Board, subject to the approval of the Plan, within 12 months thereafter, by affirmative votes representing a majority of the votes cast under Applicable Laws at a duly constituted meeting of the stockholders of the Company. After the adoption of this Plan by the Board, Awards may be made, but all such Awards shall be subject to stockholder approval of this Plan in accordance with the first sentence of this Section 13.12, and no Options or Stock Appreciation Rights may be exercised prior to such stockholder approval of the Plan. If the stockholders do not approve this Plan in the manner set forth in the first sentence of this Section 13.12, this Plan, and all Awards granted hereunder, shall be null and void and of no effect. Awards may be granted under the Plan at any time and from time to time on or prior to the tenth anniversary of the effective date of the Plan (unless the Board sooner suspends or terminates the Plan under Section 12.1), on which date the Plan will expire except as to Awards then outstanding under the Plan. Notwithstanding the foregoing, unless affirmative votes representing a majority of the votes cast under Applicable Laws approve the continuation of Article 10 at the first duly constituted meeting of the stockholders of the Company that occurs in the fifth year following the **later of i) the** effective date of this **Plan or ii) the then most recent re-approval of the continuation of Article 10 of the** Plan, no Awards other than Options or Stock Appreciation Rights shall be made to Covered Employees following the date of such meeting. Except as set forth in the third sentence of this Section 13.12, outstanding Awards shall remain in effect until they have been exercised or terminated, or have expired.

13.13 *Foreign Employees.* Awards may be granted to Participants who are foreign nationals or employed outside the United States, or both, on such terms and conditions different from those applicable to Awards to Employees employed in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Employees on assignments outside their home country.

13.14 *Effect on Prior Plans.* On the approval of this Plan by the stockholders of the Company in the manner set forth in Section 13.12, the Prior Plans shall be cancelled and no further grants or awards shall be made under the Prior Plans. Grants and awards made under the Prior Plans before the date of such cancellation, however, shall continue in effect in accordance with their terms. Grants and awards made under the Individual Arrangements shall likewise continue in effect in accordance with their terms.

13.15 *Other Company Compensation Plans.* Shares available for Awards under the Plan may be used by the Company as a form of payment of compensation under other Company compensation plans, whether or not existing on the date hereof. To the extent any Shares are used as such by the Company, such Shares will reduce the then number of Shares available under Article 3 of the Plan for future Awards.

13.16 *Captions.* The captions in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.

Appendix C

Amended and Restated Directors Deferred Compensation Plan
(Amendment To Be Voted On Is Indicated by Underline for Additions and Strikethrough Text for Deletions)

AMENDED AND RESTATED
~~HOLLYWOOD PARK~~ PINNACLE ENTERTAINMENT, INC.
DIRECTORS DEFERRED COMPENSATION PLAN

~~Hollywood Park~~ Pinnacle Entertainment, Inc., a Delaware corporation (the "Corporation"), hereby amends and restates in its entirety the Hollywood Park~~-Realty Enterprises~~, Inc. Directors Deferred Compensation Plan heretofore maintained by the Corporation, effective as of the time set forth in Section 6 below, as follows:

1. *Eligibility*. Each member of the Board of Directors of the Corporation is eligible to participate in the Plan.

2. *Participation*.

a. *Time of Election*. Six months prior to the beginning of a calendar year, commencing with calendar year 1993, each eligible Director may elect to participate in the Plan by directing that all or any part of the compensation (including fees payable for services as chairman or a member of a committee of the Board) which otherwise would have been payable currently for services rendered as a Director ("Compensation") during such calendar year and succeeding calendar years shall be credited to a deferred compensation account (the "Director's Account"). Any person who shall become a Director during any calendar year, and who was not a Director of the Corporation prior to the beginning of such calendar year, may elect, within 30 days after the Director's term begins, to defer payment of all or any part of the Director's Compensation earned during the remainder of such calendar year and for succeeding calendar years; provided, however, that such election shall only be implemented six months after the date such election is filed with the Corporation pursuant to Section 2(b). Notwithstanding the foregoing, with respect to calendar year 1992, each eligible Director may elect within two weeks after the effective date of this Plan (as described in Paragraph 6, below) to defer the Director's Compensation beginning six months after such election.

b. *Form and Duration of Election*. An election to participate in the Plan shall be made by written notice signed by the Director and filed with the Secretary of the Corporation. Such election shall specify the amount of the Director's Compensation to be deferred and specify an allocation of the deferred Compensation between cash and "Shares" as herein provided. For purposes of this Plan, "Shares" shall mean shares of the common stock of the Corporation. Such election shall continue until the Director terminates such election by signed written notice filed with the Secretary of the Corporation. Any such termination shall become effective six months after notice is given and only with respect to Compensation payable thereafter. Amounts credited to the Director's Account prior to the effective date of termination shall not be affected by such termination and shall be distributed only in accordance with the terms of the Plan.

c. *Renewal*. A Director who has terminated his election to participate may thereafter file another election to participate for the calendar year subsequent to the filing of such election and succeeding calendar years, subject to Section 2(a) hereof.

3. *The Director's Account*. All compensation which a Director has elected to defer under the Plan shall be credited, at the Director's election, to the Director's Account as follows:

a. As of the date the Director's Compensation would otherwise be payable, the Director's Account will be credited with an amount of cash equal to the amount of such Compensation which the Director elected to defer and to be allocated to cash.

b. As of the date the Director's Compensation would otherwise be payable, there shall be credited to the Director's Account the number of full and fractional Shares obtained by dividing the amount of such Compensation which the Director elected to defer and to be allocated to Shares by the average of the closing price of a Share on the principal stock exchange on which such Shares are then listed, or, if they are not then listed on a stock exchange, the average of the closing price of a Share on the NASDAQ National Market System, on the last ten business days of the calendar quarter or month, as the case may be, for which such Compensation is payable.

c. At the end of each calendar quarter there shall be credited to the Director's Account the number of full and/or fractional Shares obtained by dividing the dividends which would have been paid on the Shares credited to the Director's Account as of the dividend record date, if any, occurring during such calendar quarter if such shares had been shares of issued and outstanding Shares on such date, by the closing price of a Share on the principal stock exchange on which such Shares are then listed, or, if Shares are not then listed on a stock exchange, the closing price of a Share on the NASDAQ National Market System, on the date such dividend(s) is paid. In the case of stock dividends, there shall be credited to the Director's Account the number of full and/or fractional shares of Shares which would have been issued with respect to the Shares credited to the Director's Account as of the dividend record date if such Shares had been shares of issued and outstanding Shares on such date.

d. No fractional share interests credited to a Director's Account shall be distributed pursuant to Section 4 hereof. Instead, any fractional Shares remaining at the time the final distribution is made pursuant to paragraph 4 herein shall be converted into a cash credit by multiplying the number of fractional shares by the average of the closing price of a Share on the principal stock exchange on which Shares are then listed, or, if they are not then listed on any stock exchange, the average of the closing price of a Share on the NASDAQ National Market System, on the last ten business days prior to the date of the final distribution from the Director's Account.

e. Cash amounts credited to the Director's Account pursuant to subparagraph (a) above shall accrue interest commencing from the date the cash amounts are credited to the Director's Account at a rate per annum to be determined from time to time by the Board of Directors (the "Board"). Amounts credited to the Director's Account shall continue to accrue interest until distributed in accordance with the Plan.

The Director shall not have any interest in the cash or Shares credited to the Director's Account until distributed in accordance with the Plan.

4. *Distribution from Accounts.*

a. *Form of Election.* At the time a Director makes a participation election pursuant to paragraphs 2(a) or 2(c), the Director shall also file with the Secretary of the Corporation a signed written election with respect to the method of distribution of the aggregate amount of cash and Shares credited to the Director's Account pursuant to such participation election. A Director may elect to receive such amount in one lump-sum payment or in a number of approximately equal annual installments (provided the payout period does not exceed 15 years). The lump-sum payment or the first installment shall be paid as of the first business day of the calendar quarter immediately following the cessation of the Director's service as a Director of the Corporation. Subsequent installments shall be paid as of the first business day of each succeeding calendar quarter until the entire amount credited to the Director's Account shall have been paid. A cash payment will be made with the final distribution for any fraction of a Share in accordance with paragraph 3(d) hereof.

b. *Adjustment of Method of Distribution.* A Director participating in the Plan may, prior to the beginning of any calendar year, file another written notice with the Secretary of the Corporation electing to change the method of distribution of the aggregate amount of cash and Shares credited to the Director's Account for services rendered as a Director commencing with such calendar year. Amounts credited to the Director's Account prior to the effective date of such change shall not be affected by such change and shall be distributed only in accordance with the election in effect at the time such amounts were credited to the Director's Account.

5. *Distribution on Death.* If a Director should die before all amounts credited to the Director's Account shall have been paid in accordance with the election referred to in paragraph 4, the balance in such Account as of the date of the Director's death shall be paid promptly following the Director's death to the beneficiary designated in writing by the Director. Such balance shall be paid to the estate of the Director if (a) no such designation has been made, or (b) the designated beneficiary shall have predeceased the Director and no further designation has been made.

6. *Effective Date.* This Plan originally became effective on its approval by the shareholders of this Corporation in September, 1991. This Amended and Restated Plan shall become effective when approved by the affirmative vote of the holders of a majority of the voting shares of the Corporation present, or represented, and voting at a meeting duly held in accordance with the Delaware General Corporation Law.

7. *Shares Issuable.* The maximum number of Shares which may be issued pursuant to this Plan is ~~275,000.~~ **325,000.**

8. *Limitation on Distributions.* Notwithstanding anything to the contrary in this Plan, the maximum number of Shares which can be issued pursuant to this Plan in any fiscal year is one percent (1%) of the outstanding number of Shares at the beginning of such fiscal year, except to the extent that a greater distribution is authorized by the Board (as defined below). If distributions would exceed this amount, distributions to each Director shall be reduced on a pro rata basis. Shares not distributed in any fiscal year because of this Section 8 shall be distributed as soon as possible in the next fiscal year, within the limits of this Section 8.

9. *Miscellaneous.*

a. The right of a Director to receive any amount in the Director's Account shall not be transferable or assignable by the Director, except by a beneficiary designation under Section 5, by will or by the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986, as amended, or Title I of the Employee Retirement Income Security Act, or the rules thereunder, and no part of such amount shall be subject to attachment or other legal process.

b. The Corporation shall not be required to reserve or otherwise set aside funds or Shares for the payment of its obligations hereunder. The Corporation shall make available as and when required a sufficient number of Shares to meet the needs of the Plan, either by the issuance of new shares of the common stock of the Corporation, or the purchase of Shares on the open market or through private purchases, as the Corporation may determine.

c. The establishment and maintenance of, or allocation and credits, to the Director's Account shall not vest in the Director or his beneficiary any right, title or interest in and to any specific assets of the Corporation. A Director shall not have any dividend or voting rights or any other rights of a stockholder (except as expressly set forth in paragraph 3 with respect to dividends and as provided in subparagraph (g) below) until the Shares credited to a Director's Account are distributed. The rights of a Director to receive payments under this Plan shall be no greater than the right of an unsecured general creditor of this Corporation.

d. The Plan shall be administered by the Board. The Board shall have the full discretion and power to interpret provisions of the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, to compute amounts to be credited to and distributed from Directors' Accounts, and to make all other determinations it deems necessary or advisable to administer the Plan, with all such determinations being final and binding; *provided, however*, that the Board will not have the power to take any action relating to eligibility for participation in the Plan or the number of Shares to be issued to each participating Director.

e. The Board may at any time terminate the Plan or amend the Plan in any manner it deems advisable and in the best interests of the Corporation; provided, however, that (i) no amendment or termination shall impair the rights of a Director with respect to amounts then credited to the Director's Account, and (ii) no amendment shall accelerate any payments or distributions under the Plan (except with regard to *bona fide* financial hardships).

f. Each Director participating in the Plan will receive an annual statement indicating the amount of cash and number of Shares credited to the Director's Account as of the end of the preceding calendar year.

g. If adjustments are made to outstanding shares of Shares, or if outstanding shares of Shares are converted into or exchanged for, other securities or property, as a result of stock dividends, stock splits, reverse stock splits, recapitalizations, reclassifications, mergers, split-ups, reorganizations, consolidations and the like, an appropriate adjustment (as determined in good faith by the Board) will also be made in the number and kind of shares or property credited to the Director's Account, so that, when distributions are made pursuant to this Plan, the Director will receive the number and kind of securities or property to which a holder of Shares would have been entitled upon such event. In addition, if outstanding Shares are converted into or exchanged for another security, all references to "Shares" in this Plan shall be deemed to be references to such other security.



BOARD OF DIRECTORS

FROM L - R, JOHN GIOVENCO (B)(D) - RETIRED GAMING EXECUTIVE • STEPHEN C. COMER (B) - RETIRED ACCOUNTING FIRM MANAGER • JAMES MARTINEAU (C)(D) - PRIVATE INVESTOR
LYNN REITNOUER (A)(C)(E) - PARTNER, CROWELL, WEEDON & CO. (STOCK BROKERAGE FIRM) • DANIEL R. LEE (A)(F) - CHAIRMAN OF THE BOARD/CEO • RICHARD GOEGLEIN (A)(C) - OWNER, EVENING STAR HOSPITALITY, LLC (HOTEL DEVELOPMENT, OWNERSHIP & MANAGEMENT), FORMER GAMING EXECUTIVE • ELLIS LANDAU (B)(D)(E) - RETIRED GAMING EXECUTIVE
MICHAEL ORNEST (B) - PRIVATE INVESTOR • BRUCE LESLIE (B)(E)(F) - ATTORNEY

(A) EXECUTIVE COMMITTEE (B) AUDIT COMMITTEE (C) COMPENSATION COMMITTEE (D) NOMINATING COMMITTEE (E) COMPLIANCE COMMITTEE (F) RISK MANAGEMENT OVERSIGHT COMMITTEE

OFFICERS

Daniel R. Lee
Chairman/Chief Executive Officer

Wade W. Hundley
President

Alain Uboldi
Chief Operating Officer

Stephen H. Capp
Executive VP, Chief Financial Officer

John A. Godfrey
Executive VP, General Counsel
& Secretary

Christopher K. Plant
VP, Investor Relations, Treasurer

ANNUAL REPORT
ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to:

Investor Relations
Pinnacle Entertainment, Inc.
3800 Howard Hughes Parkway
Las Vegas, NV 89169

TRANSFER AGENT
AND REGISTRAR

American Stock Transfer, Inc.
59 Maiden Lane
New York, NY 10038
800.937.5449
www.amstock.com

INDEPENDENT
PUBLIC ACCOUNTANTS

Deloitte & Touche LLP
3883 Howard Hughes Parkway,
Suite 400
Las Vegas, NV 89169

LEGAL COUNSEL

Irell & Manella LLP
1800 Avenue of the Stars
Los Angeles, CA 90067

TRUSTEE OF SENIOR
SUBORDINATED NOTES

The Bank of New York
Trust Company, N.A.
700 S. Flower Street,
Suite #500
Los Angeles, CA 90017

SECURITIES INFORMATION

Pinnacle Entertainment, Inc. stock trades on the New York Stock Exchange under the symbol PNK.

PROPERTIES

Pinnacle Entertainment, Inc.
3800 Howard Hughes Parkway
Las Vegas, NV 89169
702.784.7777
www.pnkinc.com

Pinnacle - Atlantic City
125 South Martin Luther King Blvd.
Atlantic City, NJ 08401
609.441.4000
www.pinnacleatlanticcity.com

Belterra Casino Resort & Spa
777 Belterra Drive
Florence, IN 47020
812.427.7777
www.belterracasino.com

Boomtown Bossier City
300 Riverside Drive
Bossier City, LA 71111
318.746.0711
www.boomtownbossier.com

Boomtown New Orleans
4132 Peters Road
Harvey, LA 70058
504.366.7711
www.boomtownneworleans.com

Boomtown Reno
I-80 @ Garson Road Exit
Reno, NV 89439
775.345.6000
www.boomtownreno.com

Casino Magic Caviahue
Av. Ricardo Bialous S/N
Caviahue
8349 Neuquén - Argentina
54.294.849.5213

Casino Magic Copahue
Doctor Herrero Ducloux S/N
Copahue
8349 Neuquén - Argentina
54.249.849.5176

Casino Magic Junin de Los Andes
La Madrid #40
Junin de Los Andes
Neuquén - Argentina
54.297.249.1461

Casino Magic Neuquén
Teodoro Planas 4005
Q8304ENU25 Neuquén - Argentina
54.299.445.2600
www.casinomagic.com.ar

Casino Magic San Martín de Los Andes
Villegas y Elordi
8370 - San Martín de Los Andes
Neuquén - Argentina
54.297.242.7142

L'Auberge du Lac Hotel & Casino
777 Avenue L'Auberge
Lake Charles, LA 70601
337.395.7777
www.ldlcasino.com

Lumière Place Casino & Hotels
999 North Second Street
St. Louis, MO 63102
314.881.7777
www.lumiereplace.com

The Admiral Riverboat Casino
1000 North Leonor K. Sullivan Blvd.
St. Louis, MO 63102
314.622.1850
www.presidentcasino.com

The Casino at Emerald Bay
P.O. Box EX 29005
Queen's Highway
Great Exuma, The Bahamas
888.739.8627
www.casinoatemeraldbay.com

Forward-Looking Statements - This annual report contains some forward-looking statements which are subject to change, including statements regarding our expectations as to future projects, future performance and liquidity. Actual results may differ materially from those described in any forward-looking statement. Additional information concerning potential factors that could affect our future results is included under the caption "Risk Factors" in Item 1A of our Form 10-K included in this annual report. This statement is provided as permitted by the Private Securities Litigation Reform Act of 1995.

PINNACLE℠

ENTERTAINMENT

WWW.PNKINC.COM

END